HellerEhrman

May 5, 2005

05008099

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Chairman, Hong Kong
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Ladies and Gentlemen:

SEC FILE NO. 82-4217

Re: Paul Y. - ITC Construction Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Paul Y. - ITC Construction Holdings Limited (the "Company"), S.E.C. File No. 82-4217, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in compliance with rule 13.09 of the Listing Rule, dated April 19, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on April 20, 2005;

(2) The Company's announcement in compliance with rule 13.09 of the Listing Rules, dated March 14, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on March 15, 2005;

(3) The Company's joint announcement regarding the status of the possible acquisition, dated March 3, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on March 4, 2005;

(4) The Company's joint announcement in accordance with rule 3.7 of the Hong Kong Code on Takeovers and Mergers, dated February 21, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on February 22, 2005;

(5) The Company's joint announcement regarding completion of placing of existing shares in Paul Y. Engineering Group Limited, dated January 27, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 28, 2005;

(6) The Company's joint announcement regarding revised timetable for completion of placing of existing shares in Paul Y. Engineering Group Limited, dated January 25, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 26, 2005;

(7) The Company's joint announcement regarding placing of existing shares in Paul Y. Engineering Group Limited, dated January 24, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 25, 2005;

(8) The Company's circular regarding a major transaction : Disposal of entire interest in Downer EDI Limited, dated January 24, 2005;

(9) The Company's joint announcement pursuant to rule 3.3 of the Hong Kong Code on Takeovers and Mergers and rule 13.09 of the Listing Rules, dated January 21, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 22, 2005;

(10) The Company's joint announcement regarding resignation of directors and change of company secretary, dated January 17, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 18, 2005;

(11) The Company's announcement regarding delay in despatch of circular: Major transaction – Disposal of its entire interest in Downer EDI Limited, dated January 17, 2005, published (in English language) in The Standard and (the Chinese language) in the Hong Kong Economic Times, both on January 18, 2005;

(12) The Company's announcement regarding delay in despatch of circular - Major transaction : Disposal of its entire interest in Downer EDI Limited , dated January 6, 2005, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on January 7, 2005;

(13) The Company's interim report 2005, dated December 23, 2004;

(14) The Company's announcement regarding interim results for the six months ended September 30, 2004, dated December 23, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on December 24, 2004;

(15) The Company's announcement regarding a Major transaction : Disposal of its entire interest in Downer EDI Limited, dated December 15, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on December 16, 2004;

(16) The Company's announcement regarding settlement of the exercise of option over shares in Downer EDI Limited, dated December 10, 2004; published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on December 13, 2004;

(17) The Company's joint announcement regarding despatch of circulars, continuing connected transactions and change of name of Skynet (International Group) Holdings Limited, dated November 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on December 1, 2004;

(18) The Company's circular regarding (A) Restructuring proposal of Skynet (International Group) Holdings Limited involving, Inter Alia, (1) Disposal of the Paul Y Construction Group and Hidden Advantage Investments; and (2) Underwriting of open offer of Skynet (International Group) Holdings Limited; (B)Resulting in acquisition of interests in Skynet (International Group) Holdings Limited and (C) Discloseable Transaction, dated November 30, 2004;

(19) The Company's announcement regarding exercise of option over shares in Downer EDI Limited, dated November 2, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on November 3, 2004;

(20) The Company's joint announcement regarding further delay in despatch of circulars and further extension of long stop date, dated October 20, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 21, 2004;

(21) The Company's joint announcement regarding disposal of shares in Paul Y – ITC Construction Holdings Limited and resumption of trading, dated October 19, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 20, 2004;

(22) The Company's joint announcement regarding rule 13.10 statement, dated October 15, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 18, 2004.

(23) The Company's circular regarding scrip dividend scheme with cash option in relation of the final dividend for the year ended March 31, 2004, dated October 7, 2004;

(24) The Company's joint announcement regarding further delay in despatch of circulars, dated October 7, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on October 8, 2004; and

(25) The Company's announcement regarding appointment of independent non-executive director and re-designation of director, dated September 30, 2004, published (in English language) in The Standard and published (in Chinese language) in Hong Kong Economic Times, both on September 30, 2004.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enc.

c.c. Paul Y - ITC

H:DLAI\ADR\22105\0001\43SEC.doc

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ANNOUNCEMENT IN COMPLIANCE WITH RULE 13.09 OF THE LISTING RULES

The Company wishes to announce that CSH, Hanny and certain others have today made a joint announcement providing further details of the Disposal, the Capital Reorganisation and the Group Reorganisation.

Reference is made to the announcement made by the Company on 14th March, 2005 of a disposal (the "Disposal") by the Company of 135 million shares (the "CSH Share(s)") in China Strategic Holdings Limited ("CSH"), a proposed capital reorganisation (the "Capital Reorganisation"), a proposed group reorganisation (the "Group Reorganisation") by CSH and a proposed voluntary offer (the "Hanny Offer") by Hanny Holdings Limited ("Hanny") for assets distributed as part of the Group Reorganisation. Capitalised terms used and not otherwise defined in this announcement shall have the meanings given to them in the announcement of the Company dated 14th March, 2005.

The Company wishes to announce that CSH, Hanny and certain others have today made a joint announcement (the "Joint Announcement") in relation to the Disposal, the Capital Reorganisation, the Group Reorganisation and the Hanny Offer. Shareholders of the Company ("Shareholders") may refer to the Joint Announcement for further details of these transactions.

For Shareholders' information, material terms of the agreement for the Disposal (the "Share Sale Agreement") are summarised below:

(1) **Date of the Share Sale Agreement:**
10th March, 2005

(2) **Parties**
Vendors: the Company and Hanny

Purchaser: Nation Field Limited (the "Purchaser"), a company incorporated in the British Virgin Islands with limited liability and beneficially and wholly owned by Mr. Gao Yang. Mr. Gao Yang is a resident of the People's Republic of China ("PRC") and has engaged in trading business between the PRC and the Republic of Austria. The Purchaser and Mr. Gao Yang are independent third parties not connected with the Company and its connected persons (as defined in the Listing Rules).

(3) **Assets being disposed of:**
135 million CSH Shares (equivalent to 67,500,000 consolidated CSH Shares upon the Capital Reorganisation becoming effective), representing approximately 15.3% of the issued share capital of CSH.

(4) **Consideration:**
Cash sum of HK$26,055,000, which is equivalent to approximately HK$0.193 per CSH Share.

The consideration has been arrived at after arm's length negotiations, having taken into account the estimated net asset value of the CSH group (before and after the Group Reorganisation) and the market performance of the CSH Shares prior to suspension of trading on 8th March, 2005.

(5) **Payment terms:**
(i) HK$2,600,000 has been paid to the Company upon the signing of the Share Sale Agreement;

(ii) HK$15,638,500 upon the completion of the Share Sale Agreement ("Completion"); and

(iii) the remaining balance of HK$7,816,500 within six calendar months after Completion.

(6) **Share mortgage:**
The Purchaser has agreed to enter into a share mortgage upon Completion in favour of the Company pledging 20,250,000 consolidated CSH Shares (upon the Capital Reorganisation becoming effective) to the Company as security for payment of the balance of the consideration of HK$7,816,500.

(7) **Conditions precedent:**
Completion is conditional upon, inter alia, completion of the Capital Reorganisation and Group Reorganisation by CSH to the reasonable satisfaction of the Purchaser.

In the event that any of the conditions of the Share Sale Agreement shall not have been fulfilled or waived (as the case may be) on or before 31st December, 2005 or Completion shall not have taken place for any reasons (other than a breach of the Share Sale Agreement by the Purchaser) by 31st December, 2005, the HK$2,600,000 deposit received by the Company will be returned to the Purchaser without interest.

(8) **Reasons for the disposal:**
The CSH group had recorded an audited net loss of approximately HK$474.1 million and HK$189.5 million for each of the two years ended 31st December, 2002 and 2003, and an unaudited net loss of approximately HK$94.5 million for the six months ended 30th June, 2004. In view of the loss making history of the CSH group, the Company considered it prudent to reduce its holdings in CSH. However, given the Purchaser's background and business connection in the PRC and the Republic of Austria as more fully described in the Joint Announcement, the Company considers that retaining some interest in CSH would enable it to take advantage of the future prospects of CSH after the Disposal.

The Company wishes to iterate that at the current stage, it has not yet formed any definite intention as to whether or not it will accept the Hanny Offer or as regards the choice of accepting the options available thereunder if it were to accept the Hanny Offer. The Company will comply with the requirements of the Listing Rules and make further announcement(s) as and when appropriate.

The Disposal, the Group Reorganisation and or the Capital Reorganisation may or may not proceed. Accordingly, shareholders and investors should exercise caution when dealing in the securities of the Company.

As at the date of this announcement, the directors of the Company are as follows:

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 19th April, 2005

Please also refer to the published version of this announcement in The Standard.

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：498）

遵照上市規則第13.09條作出之公佈

本公司謹宣佈，中策、錦興及若干其他人士於今天作出一項聯合公佈，提供出售事項、股本重組及集團重組之進一步詳情。

茲提述本公司於二零零五年三月十四日發表之公佈，內容有關本公司出售135,000,000股中策集團有限公司（「中策」）股份（「中策股份」）（「出售事項」）、建議股本重組（「股本重組」）、中策之建議集團重組（「集團重組」）及錦興集團有限公司（「錦興」）擬就作為集團重組一部份而獲分派資產提出自願性收購建議（「錦興收購建議」）。本公佈所用之詞彙而並無另行界定者，將與本公司於二零零五年三月十四日發表之公佈所界定者具有相同涵義。

本公司謹宣佈，中策、錦興及若干其他人士於今天就出售事項、股本重組、集團重組及錦興收購建議作出一項聯合公佈（「聯合公佈」）。本公司股東（「股東」）可參考聯合公佈以取得該等交易之進一步詳情。

就出售事項訂立之協議（「股份出售協議」）之主要條款概述如下，以供股東參考：

(1) **股份出售協議訂立日期：**
二零零五年三月十日

(2) **訂約方：**
賣方：本公司及錦興

買方：Nation Field Limited（「買方」），為一間於英屬處女群島註冊成立之有限責任公司，並由高央先生全資實益擁有。高央先生為中華人民共和國（「中國」）公民，並從事中國與奧大利亞之間之貿易業務。買方及高央先生為獨立第三方，與本公司及其關連人士（定義見上市規則）並無關連

(3) **所出售資產：**
135,000,000股中策股份（相等於股本重組生效時之67,500,000股中策合併股份），佔中策之已發行股本約15.3%。

(4) **代價：**
現金總額26,055,000港元，相等於每股中策股份約0.193港元。

代價乃按公平原則磋商，並計及中策集團（於集團重組完成前後）之估計資產淨值及中策股份於二零零五年三月八日暫停買賣前之市場表現而釐定。

(5) **支付條款：**
(i) 2,600,000港元已於簽署股份出售協議時支付予本公司；

(ii) 15,638,500港元於股份出售協議完成（「完成」）時支付；及

(iii) 餘款7,816,500港元於完成後六個曆月內支付。

(6) **股份質押：**
買方已同意於完成時訂立以本公司為受益人之股份質押，向本公司抵押20,250,000股中策合併股份（於股本重組生效時），作為支付代價餘款7,816,500港元之抵押。

(7) **先決條件：**
完成須待（其中包括）買方認為中策之股本重組及集團重組完成屬合理滿意，方可作實。

倘股份出售協議之任何條件未能於二零零五年十二月三十一日或之前獲達成或豁免（視情況而定），或任何原因（買方違反股份出售協議除外）導致完成未能於二零零五年十二月三十一日前獲達成，則本公司所收取之按金2,600,000港元將會退還予買方（不計利息）。

(8) **進行出售事項之原因：**
中策集團於截至二零零二年及二零零三年十二月三十一日止兩個年度分別錄得經審核淨虧損約474,100,000港元及189,500,000港元，及於截至二零零四年六月三十日止六個月錄得未經審核淨虧損約94,500,000港元。鑒於中策集團歷年均出現虧損，本公司認為減持中策股權屬審慎做法。然而，基於聯合公佈所詳述之買方背景及其於中國及奧大利亞之業務聯繫，本公司認為保留若干權益於中策，有助本公司於出售事項後從中策之未來發展中獲益。

本公司謹此重申，本公司於現階段尚未就會否接納錦興收購建議，或倘其接受錦興收購建議是否會接納錦興收購建議項下提供之選擇權形成任何確切意向。本公司將遵守上市規則之規定並於適當時另行發表公佈。

出售事項、集團重組及／或股本重組可能會亦可能不會進行。因此，股東及有意投資者於買賣本公司之證券時務須審慎行事。

於本公佈日期，本公司董事如下：

執行董事：
陳國強博士*（主席）*
劉高原先生*（副主席）*
陳佛恩先生*（董事總經理）*
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年四月十九日

* *僅供識別*

請同時參閱本公布於香港經濟日報刊登的內容。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ANNOUNCEMENT IN COMPLIANCE WITH RULE 13.09 OF THE LISTING RULES

The Company wishes to announce that it has entered into a sale and purchase agreement to dispose 135 million shares in CSH. Upon completion of the Disposal, CSH will no longer be an associated company of the Company.

Paul Y. - ITC Construction Holdings Limited (the "Company") wishes to announce that it has entered into a sale and purchase agreement with an independent third party not connected with the Company or its connected persons in relation to the disposal of 135 million of shares in China Strategic Holdings Limited ("CSH") (the "Disposal"). Upon completion of the Disposal, the Company's shareholding interest in CSH will be decreased from approximately 29.4% to approximately 14% and CSH will no longer be an associated company of the Company. It is expected that the Company will recognize an estimated aggregate loss of approximately HK$119 million before tax and expenses under the Disposal.

The Disposal is conditional upon, inter alia, the completion of certain group and capital reorganisation (the "Group Reorganisation") of CSH involving a distribution of certain of its assets to its shareholders. Upon completion of the Group Reorganisation, the Company may further divest of its remaining interests in relation to the distributed assets of CSH by accepting a voluntary general offer from Hanny Holdings Limited ("Hanny"), a listed company in Hong Kong which currently also holds approximately 29.4% shareholding interest in CSH. At the current stage, the Company has not yet formed any definite intention as to whether or not it will accept such voluntary general offer from Hanny. The entering into of the sale and purchase agreement by the Company does not constitute a notifiable transaction on its own. However, in the event that the Company further divests its interests in relation to the distributed assets of CSH following the Group Reorganisation, a notifiable transaction of the Company may arise. The Company will comply with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and make further announcement(s) as and when appropriate.

The directors of the Company (the "Directors") has been informed that a draft announcement including, inter alia, details of the Group Reorganisation has been submitted by CSH and Hanny to The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Securities and Futures Commission for vetting and clearance. The Company intends to also release an announcement to give its shareholders more information on the Disposal and the Group Reorganisation simultaneously upon publication of such announcement by CSH and Hanny.

The Disposal and the Group Reorganisation may or may not proceed. Accordingly, shareholders and investors should exercise caution when dealing in the securities of the Company.

The Directors consider that it is necessary to publish this announcement in order to promptly inform its shareholders of the latest development in relation to the Disposal and the Group Reorganisation under rule 13.09 of the Listing Rules. The Directors consider that the information contained in this announcement is full and complete and not misleading for this purpose. Pending the release of this announcement regarding the latest status of the Disposal and the Group Reorganisation which the Directors considered to contain price sensitive information, the Company had requested a suspension of trading of its shares on the Stock Exchange with effect from 10:00 a.m. on 8th March, 2005. An application has been made to the Stock Exchange to resume trading from 9:30 a.m. on 15th March, 2005.

As at the date of this announcement, the Directors are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 14th March, 2005

Please also refer to the published version of this announcement in The Standard.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：498)

遵照上市規則第13.09條作出之公佈

本公司謹宣布，其已訂立買賣協議出售135,000,000股中策股份。於出售事項完成後，中策將不再為本公司之聯營公司。

保華德祥建築集團有限公司(「本公司」)謹宣布，其已與獨立第三方(與本公司或其關連人士概無關連)就出售135,000,000股中策集團有限公司(「中策」)股份(「出售事項」)訂立買賣協議。於出售事項完成後，本公司於中策之持股權益將由約29.4%減至約14%，而中策將不再為本公司之聯營公司。預期根據出售事項本公司將確認估計扣除稅項及開支前總虧損約119,000,000港元。

出售事項須待(其中包括)中策若干集團及股本重組(「集團重組」，涉及向股東分派其若干資產)完成後方可作實。於集團重組完成時，本公司或會通過接納錦興集團有限公司(「錦興」，現亦持有中策約29.4%持股權益之香港上市公司)一項自願性全面收購建議而進一步減持其餘下獲中策分派的資產之權益。現階段，本公司尚未就是否接納上述錦興之自願性全面收購建議形成任何確切意向。本公司訂立買賣協議本身並不構成一項須予公佈交易。然而，倘本公司於集團重組完成後進一步減持其獲中策分派的資產之權益，則可能產生本公司一項須予公佈交易。本公司將遵守香港聯合交易所有限公司證券上市規則(「上市規則」)之規定並於適當時再發表公佈。

本公司董事(「董事」)得悉中策及錦興已向香港聯合交易所有限公司(「聯交所」)及證券及期貨事務監察事務委員會提交一份內容涉及集團重組詳情之公佈草案供其審定及清檢。本公司擬於上述中策及錦興之公佈發表之同時向其股東發表公佈，披露更多有關出售事項及集團重組之資料。

出售事項及集團重組可能或可能不進行。因此，股東及投資者於買賣本公司證券時，務須審慎行事。

董事認為，刊發本公佈目的為遵照上市規則第13.09條之規定儘快知會股東有關出售事項及集團重組之最新發展。董事認為，據此目的本公佈所載之資料屬充足及完整，且並無誤導性。本公司已於二零零五年三月八日上午十時起要求其股份於聯交所暫停買賣，以待刊發有關出售事項及集團重組最新狀況之本公佈。本公司已向聯交所申請自二零零五年三月十五日上午九時三十分起恢復買賣。

於本公佈日期，董事芳名如下：

執行董事：
陳國強博士*(主席)*
劉高原先生*(副主席)*
陳佛恩先生*(董事總經理)*
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年三月十四日

* *僅供識別*

請同時參閱本公布於香港經濟日報刊登的內容。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 498

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 275

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235

JOINT ANNOUNCEMENT

Hanny, Paul Y and China Strategic wish to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited ("**China Strategic**") dated 15th October, 2004, 15th November 2004 and 31st December, 2004 respectively, the announcement of Hanny Holdings Limited ("**Hanny**") dated 15th October, 2004, the joint announcement of Paul Y. - ITC Construction Holdings Limited ("**Paul Y**") and ITC Corporation Limited dated 15th October, 2004, the joint announcement of China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 and the joint announcements of China Strategic, Hanny and Paul Y dated 21st January, 2005 and 21st February, 2005 respectively regarding, among others, a possible acquisition (the "**Possible Acquisition**") by a third party (the "**First Potential Purchaser**") of some or all of the interests of Hanny and Paul Y in China Strategic.

China Strategic has been informed by each of Hanny and Paul Y, and each of Hanny and Paul Y wishes to announce, that its negotiation with the First Potential Purchaser regarding the Possible Acquisition was terminated on 2nd March, 2005. However, Hanny and Paul Y have commenced negotiation with another interested party (the "**Second Potential Purchaser**") on a possible acquisition of a controlling stake in China Strategic by the Second Potential Purchaser. Hanny and Paul Y are in active negotiation with the Second Potential Purchaser but no terms of the acquisition have been agreed and the acquisition may or may not proceed.

As the proposed acquisition by the Second Potential Purchaser may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 3rd March, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Please also refer to the published version of this announcement in The Standard.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
股份代號：498

HANNY VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
股份代號：275

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)
股份代號：235

聯合公佈

錦興、保華及中策謹向公眾提供可能進行收購事項之進度。

茲提述中策集團有限公司(「**中策**」)分別於二零零四年十月十五日、二零零四年十一月十五日及二零零四年十二月三十一日發表之公佈；錦興集團有限公司(「**錦興**」)於二零零四年十月十五日發表之公佈；保華德祥建築集團有限公司(「**保華**」)與德祥企業集團有限公司於二零零四年十月十五日發表之聯合公佈；中策與永安旅遊(控股)有限公司於二零零四年十一月三十日發表之聯合公佈；中策、錦興及保華分別於二零零五年一月二十一日及二零零五年二月二十一日發表之聯合公佈，內容乃關於(其中包括)一名第三方人士(「**首名準買方**」)可能收購錦興及保華於中策之部份或全部權益(「**可能進行收購事項**」)。

中策已分別獲錦興及保華知會，而錦興與保華亦茲公佈彼等與首名準買方就可能進行收購事項之商討已於二零零五年三月二日終止。然而，錦興及保華已與另一名有興趣人士(「**第二名準買方**」)就其可能收購中策之控制性權益展開商討。錦興及保華正積極與第二名準買方進行商討，惟尚未協定收購事項之條款，而收購事項可能會或可能不會進行。

由於第二名準買方可能進行之收購事項可能會或可能不會進行，保華、錦興及中策各自之股東及準投資者於買賣保華、錦興及中策之股份時務需審慎行事。

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

承董事會命
錦興集團有限公司
公司秘書
鄭慧珠

承董事會命
中策集團有限公司
公司秘書
陳欣欣

香港，二零零五年三月三日

保華董事願就本公佈所載資料(關於中策及錦興者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於中策及錦興者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於中策及錦興者除外)，導致本公佈所載之任何聲明(關於中策及錦興者除外)有所誤導。

錦興董事願就本公佈所載資料(關於保華及中策者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於保華及中策者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於保華及中策者除外)，導致本公佈所載之任何聲明(關於保華及中策者除外)有所誤導。

中策董事願就本公佈所載資料(關於保華及錦興者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於保華及錦興者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於保華及錦興者除外)，導致本公佈所載之任何聲明(關於保華及錦興者除外)有所誤導。

於本公佈日期，保華之董事如下：

執行董事：
陳國強博士
劉高原先生
陳佛恩先生
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
呂兆泉先生
陳國鴻先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士
(為霍建寧先生之替任董事)

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生

於本公佈日期，中策之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
周美華女士
陳玲女士
李波先生
陳國鴻先生
(為陳國強博士之替任董事)
呂兆泉先生
(為Yap, Allan 博士之替任董事)

獨立非執行董事：
卜思問先生
黃景霖先生
冼志輝先生

* *僅供識別*

請同時參閱本公佈於經濟日報刊登的內容。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 498

HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
Stock code: 275

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)
Stock code: 235

JOINT ANNOUNCEMENT

In accordance with Rule 3.7 of the Hong Kong Code on Takeovers and Mergers, Hanny, Paul Y and China Strategic wish to inform the public of the status of the Possible Acquisition.

Reference is made to the announcements issued by China Strategic Holdings Limited ("**China Strategic**") dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively, the announcement of Hanny Holdings Limited ("**Hanny**") dated 15th October, 2004, the joint announcement of Paul Y. - ITC Construction Holdings Limited ("**Paul Y**") and ITC Corporation Limited dated 15th October, 2004, the joint announcement of China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 and the joint announcement of China Strategic, Hanny and Paul Y dated 21st January, 2005 regarding, among others, the possible acquisition (the "**Possible Acquisition**") by a third party of some or all of the interests of Hanny and Paul Y in the shares of China Strategic, which may or may not result in a general offer for all of the shares of China Strategic.

China Strategic has been informed by each of Hanny and Paul Y, and each of Hanny and Paul Y wishes to announce, that they are still in discussion with the third party regarding the Possible Acquisition and that the discussion regarding the Possible Acquisition has proceeded to an advanced stage. However, the terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed.

If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st February, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement, the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Please also refer to the published version of this announcement in The Standard.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)

股份代號：498

HANNY HOLDINGS LIMITED

錦興集團有限公司*

(於百慕達註冊成立之有限公司)

股份代號：275

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(於香港註冊成立之有限公司)

股份代號：235

聯合公佈

根據香港公司收購及合併守則第3.7條，錦興、保華及中策謹向公眾提供可能進行收購事項之進度。

茲提述中策集團有限公司(「**中策**」)分別於二零零四年十月十五日、二零零四年十一月十五日及二零零四年十二月三十一日發表之公佈；錦興集團有限公司(「**錦興**」)於二零零四年十月十五日發表之公佈；保華德祥建築集團有限公司(「**保華**」)與德祥企業集團有限公司於二零零四年十月十五日發表之聯合公佈；中策與永安旅遊(控股)有限公司於二零零四年十一月三十日發表之聯合公佈；中策、錦興及保華於二零零五年一月二十一日發表之聯合公佈，內容乃關於(其中包括)一名第三方人士可能收購錦興及保華於中策之部份或全部權益(「**可能進行收購事項**」)，其將可能或不可能導致須就全部中策股份作出全面收購。

中策已分別獲錦興及保華知會，而錦興與保華亦茲公佈彼等仍正與該第三方人士就可能進行收購事項進行商討，而關於可能進行收購事項之商討已進入具體階段。然而，有關人士仍未協定可能進行收購事項之條款，而可能進行收購事項可能會或可能不會進行。

倘該可能進行收購事項進行，根據香港聯合交易所有限公司證券上市規則(「**上市規則**」)第14章及／或第14A章可構成保華及／或錦興之須予披露交易。公司會遵從上市規則之任何披露或其他有關要求。

警告

由於可能進行收購事項可能會或可能不會進行，保華、錦興及中策各自之股東及準投資者於買賣保華、錦興及中策之股份時務需審慎行事。

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

承董事會命
錦興集團有限公司
公司秘書
鄭慧珠

承董事會命
中策集團有限公司
公司秘書
陳欣欣

香港，二零零五年二月二十一日

保華董事願就本公佈所載資料（關於中策及錦興者除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（關於中策及錦興者除外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（關於中策及錦興者除外），導致本公佈所載之任何聲明（關於中策及錦興者除外）有所誤導。

錦興董事願就本公佈所載資料（關於保華及中策者除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（關於保華及中策者除外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（關於保華及中策者除外），導致本公佈所載之任何聲明（關於保華及中策者除外）有所誤導。

中策董事願就本公佈所載資料（關於保華及錦興者除外）之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見（關於保華及錦興者除外）乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實（關於保華及錦興者除外），導致本公佈所載之任何聲明（關於保華及錦興者除外）有所誤導。

於本公佈日期，保華之董事如下：

執行董事：
陳國強博士
劉高原先生
陳佛恩先生
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
呂兆泉先生
陳國鴻先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士
(為霍建寧先生之替任董事)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生

於本公佈日期，中策之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
周美華女士
陳玲女士
李波先生
陳國鴻先生
(為陳國強博士之替任董事)
呂兆泉先生
(為Yap, Allan 博士之替任董事)

獨立非執行董事：
卜思問先生
黃景霖先生
冼志輝先生

* *僅供識別*

請同時參閱本公佈於經濟日報刊登的內容。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Paul Y Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

(formerly known as Skynet (International Group) Holdings Limited 天網(國際集團)有限公司*)

(incorporated in Bermuda with limited liability)
(Stock Code: 577)

RESTORATION OF PUBLIC FLOAT AND RESUMPTION OF TRADING

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

COMPLETION OF PLACING OF EXISTING SHARES IN PAUL Y. ENGINEERING GROUP LIMITED

Restoration of public float of Paul Y Engineering

Paul Y Engineering has been informed by Paul Y that completion of the Placing had taken place on 27th January, 2005.

Following completion of the Placing, the public float of Paul Y Engineering has been restored to approximately 34.8%.

Suspension and resumption of trading in shares of Paul Y Engineering

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003. Following the restoration of the public float of Paul Y Engineering and the issue of this resumption announcement, all conditions to the resumption of trading in shares of Paul Y Engineering have been fulfilled and accordingly, the trading of shares of Paul Y Engineering will resume on Friday, 28th January, 2005. Application has been made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Friday, 28th January, 2005.

The making of this announcement by Paul Y is pursuant to Rule 13.09 of the Listing Rules.

Reference is made to the joint announcements made by Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited) ("Paul Y Engineering", together with its subsidiaries the "Paul Y Engineering Group") and Paul Y dated 24th January, 2005 (the "Announcement") and 25th January, 2005. Unless otherwise defined herein, capitalised terms used herein have the meanings ascribed thereto in the Announcement.

RESTORATION OF PUBLIC FLOAT OF PAUL Y ENGINEERING

On 24th January, 2005, Paul Y engaged the Placing Agent for the placing of 156,000,000 Consolidated Shares at HK$1.0 per Consolidated Share on a "best efforts" basis.

Paul Y Engineering has been informed by Paul Y that completion of the Placing had taken place on 27th January, 2005. 156,000,000 Placing Shares have been placed to more than six placees; and each of the placees and their respective ultimate beneficial owners are third parties independent of Paul Y Engineering and Paul Y and their respective connected persons (as defined in the Listing Rules).

Following completion of the Placing, the public float of Paul Y Engineering has been restored to 34.8%. The following is a summary of the shareholding structure of Paul Y Engineering immediately upon completion of the Placing:

Shareholder	**Shareholding immediately upon completion of the Placing**	
	Consolidated Shares	*%*
Paul Y	375,826,317.0	65.2
Public Shareholders	200,873,077.8	34.8
Total	576,699,394.8	100.00

SUSPENSION AND RESUMPTION OF TRADING IN SHARES OF PAUL Y ENGINEERING

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003.

As at the date of this announcement, no winding up petition has been filed against any member of the Paul Y Engineering Group. Following the restoration of the public float of Paul Y Engineering and the issue of this resumption announcement, all conditions to the resumption of trading in shares of Paul Y Engineering have been fulfilled and accordingly, the trading of shares of Paul Y Engineering will resume on Friday, 28th January, 2005. Application has been made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Friday, 28th January, 2005.

The timetable for the associated trading arrangements for the Capital Reorganisation, the change of board lot size, odd lot trading facility and free exchange service of share certificates has been set out in the joint announcement of Paul Y Engineering and Paul Y dated 25th January, 2005.

GENERAL

The making of this announcement by Paul Y is pursuant to Rule 13.09 of the Listing Rules.

The board of directors of Paul Y Engineering comprises six directors, of which (i) two are executive directors, namely, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely, Mr. Lau Ko Yuen, Tom; and (iii) three are independent non-executive directors, namely, Mr. Ronald James Blake, Professor Lee Chack Fan and Mr. Iain Ferguson Bruce.

The board of directors of Paul Y comprises nine directors, of which (i) five are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By order of the board of
Paul Y. Engineering Group Limited
(formerly known as Skynet (International Group) Holdings Limited)
Mui Ching Hung, Joanna
Company Secretary

By order of the board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 27th January, 2005

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Paul Y
Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

（前稱
Skynet (International Group) Holdings Limited
天網（國際集團）有限公司*）

（於百慕達註冊成立之有限公司）
（股份代號：577）

恢復公眾持股量及恢復買賣

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：498）

完成配售保華建業集團有限公司之現有股份

恢復保華建業之公眾持股量

保華建業接獲保華通知，配售事項已於二零零五年一月二十七日完成。

於配售事項完成後，保華建業之公眾持股量已恢復至約34.8%。

暫停及恢復買賣保華建業股份

應保華建業之要求，保華建業股份自二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。於保華建業恢復公眾持股量及發表本恢復買賣公佈後，恢復買賣保華建業股份之所有條件經已獲達成，因此，保華建業股份將於二零零五年一月二十八日（星期五）恢復買賣。保華建業已申請於二零零五年一月二十八日（星期五）上午九時三十分起恢復買賣保華建業股份。

保華乃根據上市規則第13.09條發表本公佈。

謹提述保華建業集團有限公司（前稱天網（國際集團）有限公司）（「保華建業」，連同其附屬公司統稱「保華建業集團」）及保華於二零零五年一月二十四日發表之聯合公佈（「該公佈」）及於二零零五年一月二十五日發表之聯合公佈。除非文義另有所指，否則本公佈採用之詞彙具有該公佈所界定之涵義。

恢復保華建業之公眾持股量

於二零零五年一月二十四日，保華委聘配售代理按「竭盡所能」基準按每股合併股份1.0港元之價格配售156,000,000股合併股份。

保華建業接獲保華通知，配售事項已於二零零五年一月二十七日完成。156,000,000股配售股份已配售予超過六名承配人；而每名承配人及彼等各自之最終實益擁有人均為保華建業及保華以及彼等各自之關連人士（定義見上市規則）之獨立第三者。

於配售事項完成後，保華建業之公眾持股量已恢復至約34.8%。以下為保華建業於緊隨配售事項完成後之股權架構概要：

股東	**緊隨配售事項完成後之股權**	
	合併股份	*%*
保華	375,826,317.0	65.2
公眾股東	200,873,077.8	34.8
合計	576,699,394.8	100.0

暫停及恢復買賣保華建業股份

應保華建業之要求，保華建業股份自二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。

截至本公佈日期，保華建業集團之任何成員公司概無面臨任何清盤呈請。於保華建業恢復公眾持股量及發表本恢復買賣公佈後，恢復買賣保華建業股份之所有條件經已獲達成，因此，保華建業股份將於二零零五年一月二十八日（星期五）恢復買賣。保華建業已申請於二零零五年一月二十八日（星期五）上午九時三十分起恢復買賣保華建業股份。

有關股本重組之相關買賣安排、更改每手買賣單位、不足一手股份之買賣服務及免費換領股票之服務之時間表已載於保華建業及保華於二零零五年一月二十五日發表之聯合公佈。

一般事項

保華乃根據上市規則第13.09條發表本公佈。

保華建業之董事會成員包括六名董事，其中(i)兩名執行董事，分別為黃永灝先生及李漢潮先生；(ii)一名非執行董事劉高原先生；及(iii)三名獨立非執行董事，分別為詹伯樂先生、李焯芬教授及Iain Ferguson Bruce先生。

保華之董事會成員包括九名董事，其中(i)五名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
保華建業集團有限公司
（前稱天網（國際集團）有限公司）
公司秘書
梅靜紅

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年一月二十七日

* 僅供識別

請同時參閱本公布於香港經濟日報刊登的內容。

Paul Y Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

(formerly known as Skynet (International Group) Holdings Limited 天網(國際集團)有限公司*)

(incorporated in Bermuda with limited liability)
(Stock Code: 577)

REVISED TIMETABLE FOR (1) COMPLETION OF PLACING; (2) RESUMPTION OF TRADING; AND (3) TRADING ARRANGEMENTS RELATING TO CAPITAL REORGANISATION AND CHANGE IN BOARD LOT SIZE

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

REVISED TIMETABLE FOR COMPLETION OF PLACING OF EXISTING SHARES IN PAUL Y. ENGINEERING GROUP LIMITED

Revised completion date of the placing of existing shares of Paul Y Engineering

As the Placing was to be conducted off-market, Paul Y had not taken into account the market practice of the timing required for settlement of the Placing Shares. Accordingly, the completion of the Placing has been postponed from 25th January, 2005 to 27th January, 2005.

Further announcement will be made upon completion of the Placing (which is expected to be published on Friday, 28th January, 2005 instead of 27th January, 2005 as stated in the Announcement). **Following completion of the Placing, the public float of Paul Y Engineering will be restored to approximately 34.8%.**

Suspension and resumption of trading in shares of Paul Y Engineering

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003. As a result of the postponement of the completion of the Placing and issue of the resumption announcement, it is expected that the trading of shares of Paul Y Engineering will resume on Friday, 28th January, 2005 (instead of 27th January, 2005 as stated in the Announcement). Application will be made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Friday, 28th January, 2005.

Revised timetable for trading arrangements

The revised timetable for resumption of trading in the shares of Paul Y Engineering, the associated trading arrangements after the Capital Reorganisation, the change of board lot size and odd lot trading facility is set out below. Shareholders will be informed of any changes to the expected timetable by press notice.

Reference is made to the joint announcement (the "Announcement") made by Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited) ("Paul Y Engineering", together with its subsidiaries the "Paul Y Engineering Group") and Paul Y dated 24th January, 2005. Unless otherwise defined herein, capitalised terms used herein have the meanings ascribed thereto in the Announcement.

REVISED COMPLETION DATE OF THE PLACING OF EXISTING SHARES OF PAUL Y ENGINEERING

On 24th January, 2005, Paul Y has engaged the Placing Agent for the placing of 156,000,000 Consolidated Shares at HK$1.0 per Consolidated Share on a "best efforts" basis.

As the Placing was to be conducted off-market, Paul Y had not taken into account the market practice of the timing required for settlement of the Placing Shares. Accordingly, the completion of the Placing has been postponed from 25th January, 2005 to 27th January, 2005.

The Placing is conditional on the release of an announcement stating the expected date for the resumption of trading of the Consolidated Shares. Accordingly, following the release of the Announcement, the Placing has become unconditional. Further announcement will be made upon completion of the Placing (which is expected to be published on Friday, 28th January, 2005 instead of 27th January, 2005 as stated in the Announcement).

Following completion of the Placing, the public float of Paul Y Engineering will be restored to approximately 34.8%.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES OF PAUL Y ENGINEERING

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003.

As at the date of this announcement, no winding up petition has been filed against any member of the Paul Y Engineering Group. As a result of the postponement of the completion of the Placing and issue of the resumption announcement, it is expected that the trading of shares of Paul Y Engineering will resume on Friday, 28th January, 2005 (instead of 27th January, 2005 as stated in the Announcement). Application will be made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Friday, 28th January, 2005.

REVISED TIMETABLE FOR TRADING ARRANGEMENTS

Set out below is an indicative revised timetable for resumption of trading in the Consolidated Shares, the associated trading arrangements for the Capital Reorganisation, the change of board lot size and odd lot trading facility. Shareholders will be informed of any changes to the expected timetable by press notice:

	2005
First day of free exchange of existing light grey share certificates (for the Old Shares under old name) for light green share certificates (for the Consolidated Shares under old name)	Wednesday, 5th January
Change of company name became effective	Tuesday, 18th January
First day of free exchange of existing light grey share certificates or light green share certificates (both under old name) for new orange share certificates under new name	Monday, 24th January
Completion of the Placing	Thursday, 27th January
Publication of resumption announcement (together with announcement of completion of the Placing)	Friday, 28th January
Trading in the shares of Paul Y Engineering resumes	**9:30 a.m. on Friday, 28th January**
Change of board lot from 5,000 shares to 2,000 Consolidated Shares becomes effective	Friday, 28th January
Original counter for trading in Consolidated Shares (represented by new share certificates in board lot of 2,000 Consolidated Shares) commences	Friday, 28th January
Establishment of temporary counter for trading in Consolidated Shares (represented by share certificates for the Old Shares) in board lot of 20 Consolidated Shares	Friday, 28th January
Parallel trading commences	Friday, 28th January
First day of operation of odd lot trading facility	Friday, 28th January
Closure of temporary counter for trading in Consolidated Shares (represented by share certificates for the Old Shares) in board lot of 20 Consolidated Shares	4:00 p.m. on Wednesday, 23rd February
Parallel trading ends	Wednesday, 23rd February
Last day of operation of odd lot trading facility	Wednesday, 23rd February
Last day for free exchange of new share certificates for Consolidated Shares under new name	Wednesday, 2nd March

Following the Capital Reorganisation taking effect on 23rd December, 2004, all light grey share certificates for any number of the Old Shares in issue immediately before the Capital Reorganisation became effective are deemed to be share certificates representing Consolidated Shares, and will be effective as documents of title, on the basis of every 250 Old Shares for one Consolidated Share. Dealings in the Consolidated

Shares are expected to commence on Friday, 28th January, 2005. Parallel trading arrangements for the Consolidated Shares in the form of new share certificates (which will be either in light green (under the old name) or orange (under the new name) in colour) and light grey share certificates for the Old Shares will be established with the Stock Exchange and parallel trading will be permitted from Friday, 28th January, 2005 to Wednesday, 23rd February, 2005, both days inclusive, at the counters mentioned in (i) and (ii) below:

(i) with effect from 9:30 a.m. on Friday, 28th January, 2005, a temporary counter (stock code: 2960 under the trading stock short name of SKYNET-OLD) for trading in the Consolidated Shares in board lots of 20 Consolidated Shares will be established and only light grey share certificates for the Old Shares can be traded at this counter. All light grey share certificates for the Old Shares will be valid for settlement and delivery for trading transacted at this counter on the basis that every 250 Old Shares represent one Consolidated Share; and

(ii) with effect from 9:30 a.m. on Friday, 28th January, 2005, trading on the original counter (stock code: 577 under the trading stock short name of SKYNET-NEW) will remain and will become a counter for trading in the Consolidated Shares in new board lots of 2,000 Consolidated Shares. Only light green (under old name) and new orange (under new name) share certificates for the Consolidated Shares can be traded at this counter.

The temporary counter for trading in the Consolidated Shares in board lots of 20 Consolidated Shares (represented by light grey share certificates for the Old Shares) will be removed after 4:00 p.m. on Wednesday, 23rd February, 2005. Thereafter, trading will only be in light green (under old name) and new orange (under new name) share certificates for the Consolidated Shares (stock code: 577 under the trading stock short name of "SKYNET(INTL GP)") in board lots of 2,000. Consequential upon the change of name taking effect, further announcement will be made regarding the change of trading stock short name. The light grey share certificates for the Old Shares will then cease to be marketable and not be acceptable for delivery and settlement purposes but will remain effective as documents of title on the basis of every 250 Old Shares for one Consolidated Share.

In order to facilitate the trading of odd lots of the Consolidated Shares as a result of the Capital Reorganisation and the Open Offer, Paul Y Engineering has appointed Tai Fook Securities Company Limited as an agent to match, on a "best efforts" basis, the sale and purchase of odd lots of the Consolidated Shares arising from the Capital Reorganisation and the Open Offer from Friday, 28th January, 2005 up to and including Wednesday, 23rd February, 2005. Such arrangement is to facilitate Shareholders who wish to dispose of or top up their odd lots of Consolidated Shares. Shareholders who wish to take advantage of this facility should contact Mr. Gilbert Lam of Tai Fook Securities Company Limited at 25th Floor, New World Tower, 16-18 Queen's Road, Central, Hong Kong (Tel: 2160 9963) during the period. Shareholders should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

Shareholders are recommended to consult their licensed securities dealers, bank managers, solicitors, professional accountants or other professional advisers if they are in any doubt about the facility described above.

GENERAL

The making of this announcement by Paul Y is pursuant to Rule 13.09 of the Listing Rules.

The board of directors of Paul Y Engineering comprises six directors, of which (i) two are executive directors, namely, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely, Mr. Lau Ko Yuen, Tom; and (iii) three are independent non-executive directors, namely, Mr. Ronald James Blake, Professor Lee Chack Fan and Mr. Iain Ferguson Bruce.

The board of directors of Paul Y comprises nine directors, of which (i) five are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By order of the board of
Paul Y. Engineering Group Limited
(formerly known as Skynet (International Group) Holdings Limited)
Mui Ching Hung, Joanna
Company Secretary

By order of the board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 25th January, 2005

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Paul Y Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

(前稱

Skynet (International Group) Holdings Limited

天網（國際集團）有限公司*）

（於百慕達註冊成立之有限公司）

（股份代號：577）

(1)完成配售事項；
(2)恢復買賣；及
(3)有關股本重組之買賣安排及更改每手買賣單位之經修訂時間表

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：498）

完成配售保華建業集團有限公司之現有股份之經修訂時間表

配售保華建業之現有股份之經修訂完成日期

由於配售事項於市場外進行，故保華並未計入有關配售股份交收時間之市場慣例。因此，配售事項已由二零零五年一月二十五日延遲至二零零五年一月二十七日完成。

保華建業將於配售事項完成後另行發表公佈（預期將於二零零五年一月二十八日（星期五）（而非該公佈所述之二零零五年一月二十七日）發表）。**於配售事項完成後，保華建業之公眾持股量將得以恢復至約34.8%。**

暫停及恢復買賣保華建業股份

應保華建業要求，保華建業股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。由於延遲完成配售事項及發表恢復買賣公佈，故預期保華建業股份將於二零零五年一月二十八日（星期五）（而非該公佈所述之二零零五年一月二十七日）恢復買賣。保華建業將申請保華建業股份由二零零五年一月二十八日（星期五）上午九時三十分起恢復買賣。

買賣安排之經修訂時間表

有關保華建業股份恢復買賣、股本重組後之有關買賣安排、更改每手買賣單位以及不足一手股份之買賣服務之經修訂時間表載列於下文。預期時間表倘有任何更改，保華建業將發表報章通告通知股東。

謹提述保華建業集團有限公司（前稱天網（國際集團）有限公司）（「保華建業」，連同其附屬公司，統稱「保華建業集團」）及保華於二零零五年一月二十四日發表之聯合公佈（「該公佈」）。除非本公佈另有界定，否則本公佈所用詞彙具有該公佈所賦予之涵義。

配售保華建業之現有股份之經修訂完成日期

保華已於二零零五年一月二十四日委聘配售代理按「竭誠盡力」基準按每股合併股份1.0港元之價格配售156,000,000股合併股份。

由於配售事項於市場外進行，故保華並未計入有關配售股份交收時間之市場慣例。因此，配售事項已由二零零五年一月二十五日延遲至二零零五年一月二十七日完成。

配售事項須待發表公佈，其中說明合併股份恢復買賣之預期日期後，方可作實。因此，於發表該公佈後，配售事項已成為無條件。保華建業將於配售事項完成後另行發表公佈（預期將於二零零五年一月二十八日（星期五）（而非該公佈所述之二零零五年一月二十七日）發表）。

於配售事項完成後，保華建業之公眾持股量將得以恢復至約34.8%。

暫停及恢復買賣保華建業股份

應保華建業要求，保華建業股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。

截至本公佈日期，保華建業集團之任何成員公司概無被提出任何清盤呈請。由於延遲完成配售事項及發表恢復買賣公佈，故預期保華建業股份將於二零零五年一月二十八日（星期五）（而非該公佈所述之二零零五年一月二十七日）恢復買賣。保華建業將申請保華建業股份由二零零五年一月二十八日（星期五）上午九時三十分起恢復買賣。

買賣安排之經修訂時間表

以下載列有關合併股份恢復買賣、股本重組之有關買賣安排、更改每手買賣單位以及不足一手股份之買賣服務之參考經修訂時間表。預期時間表倘有任何更改，保華建業將發表報章通告通知股東：

	二零零五年
以現有淺灰色股票（載有舊公司名稱之舊股份）免費換領淺綠色股票（載有舊公司名稱之合併股份）之首日	一月五日（星期三）
更改公司名稱生效	一月十八日（星期二）
以現有淺灰色股票或淺綠色股票（兩者均載有舊公司名稱）免費換領新橙色股票（載有新公司名稱）之首日	一月二十四日（星期一）
配售事項完成	一月二十七日（星期四）

發表恢復買賣公佈（連同配售事項完成之公佈）	一月二十八日（星期五）
保華建業股份恢復買賣	**一月二十八日（星期五）上午九時三十分**
每手買賣單位由5,000股股份更改為2,000股合併股份生效	一月二十八日（星期五）
買賣合併股份之原有柜台（以每手買賣單位為2,000股合併股份之新股票）開始運作	一月二十八日（星期五）
設立以每手買賣單位20股合併股份買賣合併股份之臨時柜台（以舊股份之股票）	一月二十八日（星期五）
並行買賣開始	一月二十八日（星期五）
不足一手股份之買賣服務運作首日	一月二十八日（星期五）
以每手買賣單位20股合併股份買賣合併股份之臨時柜台（以舊股份之股票）關閉	二月二十三日（星期三）下午四時正
並行買賣結束	二月二十三日（星期三）
不足一手股份之買賣服務運作最後一日	二月二十三日（星期三）
免費換領載有新公司名稱之合併股份新股票之最後一日	三月二日（星期三）

股本重組於二零零四年十二月二十三日生效後，於緊接股本重組生效前已發出有關任何數目之舊股份之所有淺灰色股票，會視作代表合併股份之股票，並將為有效之所有權文件，基準為每250股舊股份代表一股合併股份。合併股份預期於二零零五年一月二十八日（星期五）開始買賣。保華建業將與聯交所設立有關以新股票（將為淺綠色（載有舊公司名稱）或橙色（載有新公司名稱））及舊股份之淺灰色股票買賣合併股份之並行買賣安排，而並行買賣將獲准由二零零五年一月二十八日（星期五）起至二零零五年二月二十三日（星期三）止（首尾兩日包括在內）於下文(i)及(ii)所述之柜台進行：

(i) 由二零零五年一月二十八日（星期五）上午九時三十分起，將設立以每手買賣單位20股合併股份買賣合併股份之臨時柜台（股份代號：2960，買賣股份簡稱為天網國際集團－舊），在此柜台僅可以舊股份之淺灰色股票進行買賣。所有舊股份之淺灰色股票將可在此柜台進行買賣交易時有效用作結算及交收，基準為每250股舊股份代表一股合併股份；及

(ii) 由二零零五年一月二十八日（星期五）上午九時三十分起，原有柜台（股份代號：577，買賣股份簡稱為天網國際集團－新）將繼續進行買賣，並將成為以新的每手買賣單位2,000股合併股份買賣合併股份之柜台。在此柜台僅可以合併股份之淺綠色（載有舊公司名稱）及新橙色（載有新公司名稱）股票進行買賣。

以每手買賣單位20股合併股份買賣合併股份之臨時柜台（以舊股份之淺灰色股票）將於二零零五年二月二十三日（星期三）下午四時正後關閉。其後，買賣僅會以每手買賣單位為2,000股合併股份（股份代號：577，買賣股份簡稱為「天網（國際集團）」）之淺綠色（載有舊公司名稱）及新橙色（載有新公司名稱）股票進行。隨著更改公司名稱生效，有關更改買賣股份簡稱，保華建業將另行發表公佈。舊股份之淺灰色股票於其後將不再流通，亦不獲接納作結算及交收用途，惟仍為有效之所有權文件，基準為每250股舊股份代表一股合併股份。

為方便買賣因股本重組及公開發售而出現之不足一手合併股份，保華建業已委聘大福證券有限公司作為代理，按「竭誠盡力」基準為買賣因股本重組及公開發售而出現之不足一手合併股份提供對盤服務，日期由二零零五年一月二十八日（星期五）起至二零零五年二月二十三日（星期三）（包括該日）止。有關安排乃為方便有意出售或補足其不足一手合併股份之股東而設。股東如欲使用該項服務，請於有關期間內聯絡大福證券有限公司Gilbert Lam先生，地址為香港中環皇后大道中16-18號新世界大厦25樓（電話：2160 9963）。股東敬請留意，現時無法保證買賣不足一手合併股份能獲成功對盤。

股東如對上述服務有任何疑問，敬請諮詢本身之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

一般事項

保華乃根據上市規則第13.09條發表本公佈。

保華建業之董事會成員包括六名董事，其中(i)兩名執行董事，分別為黃永灝先生及李漢潮先生；(ii)一名非執行董事劉高原先生；及(iii)三名獨立非執行董事，分別為詹伯樂先生、李焯芬教授及Iain Ferguson Bruce先生。

保華之董事會成員包括九名董事，其中(i)五名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
保華建業集團有限公司
（前稱天網（國際集團）有限公司）
公司秘書
梅靜紅

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年一月二十五日

* 僅供識別

請同時參閱本公布於香港經濟日報刊登的內容。

Paul Y
Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

(formerly known as
Skynet (International Group) Holdings Limited
天網(國際集團)有限公司*)

(incorporated in Bermuda with limited liability)
(Stock Code: 577)

(1) PLACING OF EXISTING SHARES
(2) RESTORATION OF PUBLIC FLOAT
(3) RESUMPTION OF TRADING
(4) CHANGE OF NAME
(5) CHANGE IN BOARD LOT SIZE
(6) TRADING ARRANGEMENTS RELATING TO CAPITAL REORGANISATION

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

PLACING OF EXISTING SHARES IN PAUL Y. ENGINEERING GROUP LIMITED

PLACING OF EXISTING SHARES OF PAUL Y ENGINEERING AND RESTORATION OF PUBLIC FLOAT

Paul Y Engineering has been informed by Paul Y, the controlling shareholder of Paul Y Engineering, that Paul Y has on 24th January, 2005 engaged Tai Fook Securities Company Limited for the placing of 156,000,000 Consolidated Shares at a price of HK$1.0 per Consolidated Share on a "best efforts" basis.

The Placing Shares represent approximately 27.0% of the existing issued shares of Paul Y Engineering. Upon completion of the Placing, the shareholding interest of Paul Y in Paul Y Engineering will decrease from approximately 92.2% to approximately 65.2%. The net proceeds of approximately HK$152.8 million arising from the Placing are intended to be used by Paul Y for its general working capital purposes. As a result of the Placing, an estimated gain of approximately HK$65 million will be recorded by Paul Y for the year ending 31st March, 2005.

Completion of the Placing is expected to take place on 25th January, 2005. Further announcement will be made upon completion of the Placing (which is expected to be published on Thursday, 27th January, 2005). **Following completion of the Placing, the public float of Paul Y Engineering will be restored.**

Suspension and resumption of trading in shares of Paul Y Engineering:

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003. Following the restoration of the public float of Paul Y Engineering upon completion of the Placing and the issue of a resumption announcement which is expected to be published on Thursday, 27th January, 2005, it is expected that the trading of shares of Paul Y Engineering will resume on Thursday, 27th January, 2005. Application will be made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Thursday, 27th January, 2005.

CHANGE OF NAME

Paul Y Engineering received the certificate of incorporation on change of name issued by the Registrar of Companies of Bermuda on 21st January, 2005. In accordance with such certificate, the change of the English name of Paul Y Engineering became effective on 18th January, 2005. In line with such change in English name, the Company has adopted the new Chinese name "保華建業集團有限公司" in place of the previous Chinese name "天網(國際集團)有限公司" for identification purpose.

Further announcement will be made regarding the change of the stock short name for trading in the shares of Paul Y Engineering on the Stock Exchange.

CHANGE IN BOARD LOT SIZE

The board lot for trading in the Consolidated Shares will be changed to 2,000 Consolidated Shares with effect from 9:30 a.m. on 27th January, 2005.

TIMETABLE FOR TRADING ARRANGEMENTS

The expected timetable for resumption of trading in the shares of Paul Y Engineering, the associated trading arrangements after the Capital Reorganisation, the change of board lot size and odd lot trading facility is set out below. Shareholders will be informed of any changes to the expected timetable by press notice.

The making of this announcement by Paul Y is pursuant to Rule 13.09 of the Listing Rules.

Reference is made to (i) the joint announcements made by Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited) ("Paul Y Engineering", together with its subsidiaries the "Paul Y Engineering Group"), Paul Y and ITC dated 4th June, 2004, 25th June, 2004, 13th August, 2004, 3rd September, 2004, 9th September, 2004, 20th October, 2004 and 30th November, 2004; (ii) the announcements made by Paul Y Engineering dated 4th October, 2004, 15th December, 2004, 22nd December, 2004 and 30th December, 2004; (iii) the joint announcement made by Paul Y Engineering and Paul Y dated 17th January, 2005; and (iv) the circular of Paul Y Engineering (the "Circular") dated 30th November, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver. Unless otherwise defined herein, capitalised terms used herein have the meanings ascribed thereto in the Circular.

The Restructuring Proposal was fully implemented on 17th January, 2005.

PLACING OF EXISTING SHARES OF PAUL Y ENGINEERING AND RESTORATION OF PUBLIC FLOAT

Paul Y Engineering has been informed by Paul Y, the controlling shareholder of Paul Y Engineering, that Paul Y has on 24th January, 2005 engaged Tai Fook Securities Company Limited (the "Placing Agent") for the placing (the "Placing") of 156,000,000 Consolidated Shares (the "Placing Shares") at a price of HK$1.0 per Consolidated Share on a "best efforts" basis. The Placing Shares represent approximately 27.0% of the existing issued share capital of Paul Y Engineering. The Placing Shares are at present held by Paul Y through its wholly-owned subsidiary, Paul Y. Investments Limited.

The Placing is conditional on the release of an announcement stating the expected date for the resumption of trading of the Consolidated Shares. Accordingly, following the release of this announcement, the Placing will become unconditional and completion of the Placing is expected to take place on 25th January, 2005. Further announcement will be made upon completion of the Placing (which is expected to be published on Thursday, 27th January, 2005).

The issue price of HK$1.0 per Placing Share represents:

(i) a discount of 60.0% to the theoretical closing price of HK$2.5 for each Consolidated Share based on the closing price of HK$0.01 per Share, being the minimum trading price allowable under the trading system of the Stock Exchange, on the Last Trading Day;

(ii) a discount of 60.0% to the average theoretical closing price of HK$2.5 for each Consolidated Share for the 10 trading days ended on the Last Trading Day; and

(iii) a premium of 132.6% to the pro forma adjusted net tangible asset value per Consolidated Share upon completion of the Restructuring Proposal of HK$0.43 as disclosed in the Circular.

The following is a summary of the shareholding structure of Paul Y Engineering as at the date of this announcement and immediately upon completion of the Placing:

Shareholder	Shareholding as at the date of this announcement		Shareholding upon completion of the Placing	
	Consolidated Shares	*%*	*Consolidated Shares*	*%*
Paul Y	531,826,317.0	92.2	375,826,317.0	65.2
Public Shareholders	44,873,077.8	7.8	200,873,077.8	34.8
Total	576,699,394.8	100.00	576,699,394.8	100.00

The Placing Shares will be placed to not less than six placees (which are mainly institutional investors); and each of the Placing Agent and the placees procured by the Placing Agent and their respective ultimate beneficial owners are third parties independent of Paul Y Engineering and Paul Y and their respective connected persons (as defined in the Listing Rules). It is expected that no new substantial shareholders will result from the Placing.

Upon completion of the Placing, the shareholding interest of Paul Y in Paul Y Engineering will decrease from approximately 92.2% to approximately 65.2%. The net proceeds of approximately HK$152.8 million arising from the Placing are intended to be used by Paul Y for its general working capital purposes. As a result of the Placing, an estimated gain of approximately HK$65 million will be recorded by Paul Y for the year ending 31st March, 2005.

Following completion of the Placing, the public float of Paul Y Engineering will be restored.

Reference is made to the announcement of Paul Y Engineering dated 3rd September, 2004 and the Circular. Given the demand for existing shares (as compared to the placing of new shares which may take a longer time to complete) and the public float of Paul Y Engineering will be restored by the Placing as mentioned above, the Board has decided not to proceed with the placing of new Consolidated Shares pursuant to the conditional placing agreement dated 30th August, 2004 entered into between Paul Y Engineering and the Placing Agent. Notwithstanding that no proceeds will be received by the Paul Y Engineering Group from the Placing for working capital purpose, the directors of Paul Y Engineering are of the opinion that taking into account the existing cash and bank balances, the available unutilised credit facilities, the net proceeds from the Open Offer and the available Facility, the Paul Y Engineering Group will have sufficient working capital for its present requirements.

SUSPENSION AND RESUMPTION OF TRADING IN SHARES OF PAUL Y ENGINEERING

Trading in the shares of Paul Y Engineering on the Stock Exchange has been suspended at the request of Paul Y Engineering with effect from 9:30 a.m. on 16th October, 2003.

As at the date of this announcement, no winding up petition has been filed against any member of the Paul Y Engineering Group. Following the restoration of the public float of Paul Y Engineering upon completion of the Placing and the issue of a resumption announcement which is expected to be published on Thursday, 27th January, 2005, it is expected that the trading of shares of Paul Y Engineering will resume on Thursday, 27th January, 2005. Application will be made by Paul Y Engineering for the resumption of trading in shares of Paul Y Engineering with effect from 9:30 a.m. on Thursday, 27th January, 2005.

CHANGE OF COMPANY NAME

The Board is pleased to announce that following the passing of the special resolution to approve the change of the English name of Paul Y Engineering from "Skynet (International Group) Holdings Limited" to "Paul Y. Engineering Group Limited" and the adoption of the new Chinese name of "保華建業集團有限公司" for identification purpose by the Shareholders at the SGM and completion of the Acquisition Agreement, Paul Y Engineering received the certificate of incorporation on change of name issued by the Registrar of Companies of Bermuda on 21st January, 2005. In accordance with such certificate, the change of the English name of Paul Y Engineering became effective on 18th January, 2005 with the adoption of the new Chinese name "保華建業集團有限公司" in place of the previous Chinese name "天網(國際集團)有限公司" for identification purpose. Paul Y Engineering is in the process of performing the necessary filing procedures in Hong Kong.

All existing share certificates in issue bearing the name "Skynet (International Group) Holdings Limited" will continue to be evidence of title to the shares of Paul Y Engineering and are valid for trading, settlement and registration purposes. Any new share certificates will be issued in the new name after 21st January, 2005. Free exchange service of light grey share certificates for the Old Shares (as defined below) and light green share certificates for Consolidated Shares (both under old name) to be exchanged for new orange share certificates for Consolidated Shares under new name will be provided to Shareholders until 1st March, 2005.

Further announcement will be made regarding the change of the stock short name for trading in the shares of Paul Y Engineering on the Stock Exchange.

CHANGE IN BOARD LOT SIZE

On 3rd September, 2004, the Board announced that it proposed to change the board lot for trading in the shares of Paul Y Engineering from 5,000 shares of HK$0.02 (the "Old Shares") (before the Capital Reorganisation taking effect) to 2,000 Consolidated Shares upon the Capital Reorganisation becoming effective.

It is expected that the board lot for trading in the Consolidated Shares will be changed to 2,000 Consolidated Shares with effect on 27th January, 2005.

TRADING ARRANGEMENTS

Set out below is an indicative timetable for resumption of trading in the Consolidated Shares, the associated trading arrangements for the Capital Reorganisation and the change of board lot size. Shareholders will be informed of any changes to the expected timetable by press notice:

	2005
First day of free exchange of existing light grey share certificates (for the Old Shares under old name) for light green share certificates (for Consolidated Shares under old name)	Wednesday, 5th January
Change of company name became effective	Tuesday, 18th January
First day of free exchange of existing light grey share certificates or light green share certificates (both under old name) for new orange share certificates under new name	Monday, 24th January
Completion of Placing	Tuesday, 25th January
Publication of resumption announcement (together with announcement of completion of the Placing)	Thursday, 27th January
Trading in the shares of Paul Y Engineering resumes	9:30 a.m. on Thursday, 27th January
Change of board lot from 5,000 shares to 2,000 Consolidated Shares becomes effective	Thursday, 27th January
Original counter for trading in Consolidated Shares (represented by new share certificates in board lot of 2,000 Consolidated Shares) commences	Thursday, 27th January
Establishment of temporary counter for trading in Consolidated Shares (represented by share certificates for the Old Shares) in board lot of 20 Consolidated Shares	Thursday, 27th January
Parallel trading commences	Thursday, 27th January
First day of operation of odd lot trading facility	Thursday, 27th January
Closure of temporary counter for trading in Consolidated Shares (represented by share certificates for the Old Shares) in board lot of 20 Consolidated Shares	4:00 p.m. on Tuesday, 22nd February
Parallel trading ends	Tuesday, 22nd February
Last day of operation of odd lot trading facility	Tuesday, 22nd February
Last day for free exchange of new certificates for Consolidated Shares under new name	Tuesday, 1st March

Following the Capital Reorganisation taking effect on 23rd December, 2004, all light grey share certificates for any number of the Old Shares in issue immediately before the Capital Reorganisation became effective are deemed to be share certificates representing the Consolidated Shares, and will be effective as documents of title, on the basis of every 250 Old Shares for one Consolidated Share. Dealings in the Consolidated Shares are expected to commence on Thursday, 27th January, 2005. Parallel trading arrangements for the Consolidated Shares in the form of new share certificates (which will be either in light green (under the old name) or orange (under the new name) in colour) and light grey share certificates for the Old Shares will be established with the Stock Exchange and parallel trading will be permitted from Thursday, 27th January, 2005 to Tuesday, 22nd February, 2005, both days inclusive, at the counters mentioned in (i) and (ii) below:

(i) with effect from 9:30 a.m. on Thursday, 27th January, 2005, a temporary counter (stock code: 2960 under the trading stock short name of SKYNET-OLD) for trading in the Consolidated Shares in board lots of 20 Consolidated Shares will be established and only light grey share certificates for the Old Shares can be traded at this counter. All light grey share certificates for the Old Shares will be valid for settlement and delivery for trading transacted at this counter on the basis that every 250 Old Shares represent one Consolidated Share; and

(ii) with effect from 9:30 a.m. on Thursday, 27th January, 2005, trading on the original counter (stock code: 577 under the trading stock short name of SKYNET-NEW) will remain and will become a counter for trading in the Consolidated Shares in new board lots of 2,000 Consolidated Shares. Only light green (under old name) and orange (under new name) share certificates for the Consolidated Shares can be traded at this counter.

The temporary counter for trading in the Consolidated Shares in board lots of 20 Consolidated Shares (represented by light grey share certificates for the Old Shares) will be removed after 4:00 p.m. on Tuesday, 22nd February, 2005. Thereafter, trading will only be in light green (under old name) or orange (under new name) share certificates for the Consolidated Shares (stock code: 577 under the trading stock short name of "SKYNET(INTL GP)") in board lots of 2,000. Further announcement will be made regarding the change of stock short name. The light grey share certificates for the Old Shares will then cease to be marketable and not be acceptable for delivery and settlement purposes but will remain effective as documents of title on the basis of every 250 Old Shares for one Consolidated Share.

In order to facilitate the trading of odd lots of the Consolidated Shares as a result of the Capital Reorganisation and the Open Offer, Paul Y Engineering has appointed Tai Fook Securities Company Limited as an agent to match, on a "best efforts" basis, the sale and purchase of odd lots of the Consolidated Shares arising from the Capital Reorganisation and the Open Offer from Thursday, 27th January, 2005 up to and including Tuesday, 22nd February, 2005. Such arrangement is to facilitate Shareholders who wish to dispose of or top up their odd lots of Consolidated Shares. Shareholders who wish to take advantage of this facility should contact Mr. Gilbert Lam of Tai Fook Securities Company Limited at 25th Floor, New World Tower, 16-18 Queen's Road, Central, Hong Kong (Tel: 2160 9963) during the period. Shareholders should note that the matching of the sale and purchase of odd lots of Consolidated Shares is not guaranteed.

Shareholders are recommended to consult their licensed securities dealers, bank managers, solicitors, professional accountants or other professional advisers if they are in any doubt about the facility described above.

GENERAL

The making of this announcement by Paul Y is pursuant to Rule 13.09 of the Listing Rules.

The board of directors of Paul Y Engineering comprises six directors, of which (i) two are executive directors, namely, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely, Mr. Lau Ko Yuen, Tom; and (iii) three are independent non-executive directors, namely, Mr. Ronald James Blake, Professor Lee Chack Fan and Mr. Iain Ferguson Bruce.

The board of directors of Paul Y comprises nine directors, of which (i) five are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By order of the board of
Paul Y. Engineering Group Limited
(formerly known as Skynet (International Group) Holdings Limited)
Mui Ching Hung, Joanna
Company Secretary

By order of the board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 24th January, 2005

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

Paul Y Engineering

PAUL Y. ENGINEERING GROUP LIMITED
保華建業集團有限公司*

(前稱

Skynet (International Group) Holdings Limited
天網(國際集團)有限公司*)

(於百慕達註冊成立之有限公司)
(股份代號：577)

(1) 配售現有股份
(2) 恢復公眾持股量
(3) 恢復買賣
(4) 更改公司名稱
(5) 更改每手買賣單位
(6) 有關股本重組之買賣安排

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：498)

配售保華建業集團有限公司之現有股份

配售保華建業之現有股份及恢復公眾持股量

保華建業接獲保華建業之控股股東保華通知，保華已於二零零五年一月二十四日委聘大福證券有限公司按「竭誠盡力」基準按每股合併股份1.0港元之價格配售156,000,000股合併股份。

配售股份佔保華建業現有已發行股份約27.0%。於配售事項完成後，保華於保華建業之股權將由約92.2%減少至約65.2%。因配售事項而出現之所得款項淨額約152,800,000港元擬由保華用作其一般營運資金用途。由於配售事項，保華將於截至二零零五年三月三十一日止年度記錄約65,000,000港元之估計收益。

配售事項預期於二零零五年一月二十五日完成。保華建業將於配售事項完成後另行發表公佈(預期將於二零零五年一月二十七日(星期四)發表)。**於配售事項完成後，保華建業之公眾持股量將得以恢復。**

暫停及恢復買賣保華建業股份

應保華建業要求，保華建業股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。待保華建業於配售事項完成後恢復公眾持股量以及發表恢復買賣公佈（預期將於二零零五年一月二十七日（星期四）發表）後，預期保華建業股份將於二零零五年一月二十七日（星期四）恢復買賣。保華建業將申請保華建業股份由二零零五年一月二十七日（星期四）上午九時三十分起恢復買賣。

更改公司名稱

保華建業已於二零零五年一月二十一日接獲百慕達公司註冊處發出之更改公司名稱法團註冊證書。根據該證書，保華建業英文名稱之更改已於二零零五年一月十八日生效。為配合英文名稱之更改，保華建業已採納新中文名稱「保華建業集團有限公司」代替前中文名稱「天網（國際集團）有限公司」，作為識別用途。

有關更改保華建業股份於聯交所買賣之股份簡稱，保華建業將另行發表公佈。

更改每手買賣單位

合併股份之每手買賣單位將由二零零五年一月二十七日上午九時三十分起更改為2,000股合併股份。

買賣安排之時間表

有關保華建業股份恢復買賣、股本重組後之有關買賣安排、更改每手買賣單位以及不足一手股份之買賣服務之預期時間表載列於下文。預期時間表倘有任何更改，保華建業將發表報章通告通知股東。

保華乃根據上市規則第13.09條發表本公佈。

謹提述(i)保華建業集團有限公司（前稱天網（國際集團）有限公司）（「保華建業」，連同其附屬公司，統稱「保華建業集團」）、保華及德祥於二零零四年六月四日、二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日、二零零四年九月九日、二零零四年十月二十日及二零零四年十一月三十日發表之聯合公佈；(ii)保華建業於二零零四年十月四日、二零零四年十二月十五日、二零零四年十二月二十二日及二零零四年十二月三十日發表之公佈；(iii)保華建業及保華於二零零五年一月十七日發表之聯合公佈；及(iv)保華建業於二零零四年十一月三十日刊發之通函（「該通函」），內容有關（其中包括）重組建議及申請清洗豁免。除非本公佈另有界定，否則本公佈所用詞彙具有該通函所賦予之涵義。

重組建議已於二零零五年一月十七日全面實行。

配售保華建業之現有股份及恢復公眾持股量

保華建業接獲保華建業之控股股東保華通知，保華已於二零零五年一月二十四日委聘大福證券有限公司（「配售代理」）按「竭誠盡力」基準按每股合併股份1.0港元之價格配售（「配售事項」）156,000,000股合併股份（「配售股份」）。配售股份佔保華建業現有已發行股本約27.0%。配售股份現由保華透過其全資附屬公司Paul Y. Investments Limited持有。

配售事項須待發表公佈，其中說明合併股份恢復買賣之預期日期後，方可作實。因此，於發表本公佈後，配售事項將成為無條件，而配售事項預期將於二零零五年一月二十五日完成。保華建業將於配售事項完成後另行發表公佈（預期將於二零零五年一月二十七日（星期四）發表）。

發行價每股配售股份1.0港元較：

(i) 根據於最後交易日之收市價每股股份0.01港元（為聯交所交易系統容許之最低交易價）計算之理論收市價每股合併股份2.5港元折讓60.0%；

(ii) 截至最後交易日止10個交易日之平均理論收市價每股合併股份2.5港元折讓60.0%；及

(iii)重組建議完成後之每股合併股份備考經調整有形資產淨值0.43港元（按該通函所披露）溢價132.6%。

以下為保華建業於本公佈日期及於緊隨配售事項完成後之股權架構概要：

股東	**於本公佈日期之持股量** 合併股份	%	**於配售事項完成後之持股量** 合併股份	%
保華	531,826,317.0	92.2	375,826,317.0	65.2
公眾股東	44,873,077.8	7.8	200,873,077.8	34.8
合計	576,699,394.8	100.0	576,699,394.8	100.0

配售股份將配售予不少於六名承配人（主要為機構投資者）；而配售代理及配售代理促使承配之承配人以及彼等各自之最終實益擁有人各自均為保華建業及保華以及彼等各自之關連人士（定義見上市規則）之獨立第三者。預期配售事項不會導致出現新主要股東。

於配售事項完成後，保華於保華建業之股權將由約92.2%減少至約65.2%。因配售事項而出現之所得款項淨額約152,800,000港元擬由保華用作其一般營運資金用途。由於配售事項，保華將於截至二零零五年三月三十一日止年度記錄約65,000,000港元之估計收益。

於配售事項完成後，保華建業之公眾持股量將得以恢復。

謹提述保華建業於二零零四年九月三日發表之公佈及該通函。鑑於對現有股份（較諸新股份之配售，其可能需較長時間完成）之需求及保華建業之公眾持股量將因上述之配售事項而恢復，董事會已決定不進行根據保華建業與配售代理於二零零四年八月三十日訂立之有條件配售協議配售新合併股份。儘管保華建業集團不會從配售事項收取所得款項作為營運資金用途，惟保華建業之董事認為，計入現有現金及銀行結餘、手頭未動用信貸融通、公開發售之所得款項淨額及可用備用貸款，保華建業集團將具備足夠營運資金以滿足其現時需要。

暫停及恢復買賣保華建業股份

應保華建業要求，保華建業股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。

截至本公佈日期，保華建業集團之任何成員公司概無被提出任何清盤呈請。待保華建業於配售事項完成後恢復公眾持股量以及發表恢復買賣公佈（預期將於二零零五年一月二十七日（星期四）發表）後，預期保華建業股份將於二零零五年一月二十七日（星期四）恢復買賣。保華建業將申請保華建業股份由二零零五年一月二十七日（星期四）上午九時三十分起恢復買賣。

更改公司名稱

董事會欣然宣佈，股東於股東特別大會上通過批准保華建業之英文名稱由「Skynet (International Group) Holdings Limited」更改為「Paul Y. Engineering Group Limited」及採納新中文名稱「保華建業集團有限公司」作為識別用途之特別決議案，以及收購協議完成後，保華建業已於二零零五年一月二十一日接獲百慕達公司註冊處發出之更改公司名稱法團註冊證書。根據該證書，保華建業英文名稱之更改已於二零零五年一月十八日生效，保華建業亦採納新中文名稱「保華建業集團有限公司」代替前中文名稱「天網（國際集團）有限公司」，作為識別用途。保華建業現正辦理香港所需之存案手續。

所有載有「Skynet (International Group) Holdings Limited天網(國際集團)有限公司」名稱之現有已發出股票，將繼續為保華建業股份所有權之憑證，並可有效作買賣、交收及登記用途。於二零零五年一月二十一日後，任何新股票將以新公司名稱發出。為股東提供以舊股份(定義如下)之淺灰色股票及合併股份之淺綠色股票(兩者均載有舊公司名稱)免費換領合併股份之新橙色股票(載有新公司名稱)之服務，將直至二零零五年三月一日為止。

有關更改保華建業股份於聯交所買賣之股份簡稱，保華建業將另行發表公佈。

更改每手買賣單位

於二零零四年九月三日，董事會宣佈建議於股本重組生效後將保華建業股份之每手買賣單位由5,000股每股面值0.02港元之股份(「舊股份」)(於股本重組生效前)更改為2,000股合併股份。

預期合併股份之每手買賣單位將由二零零五年一月二十七日起更改為2,000股合併股份。

買賣安排

以下載列有關合併股份恢復買賣、股本重組之有關買賣安排以及更改每手買賣單位之參考時間表。預期時間表倘有任何更改，保華建業將發表報章通告通知股東：

	二零零五年
以現有淺灰色股票(載有舊公司名稱之舊股份)免費換領淺綠色股票(載有舊公司名稱之合併股份)之首日	一月五日(星期三)
更改公司名稱生效	一月十八日(星期二)
以現有淺灰色股票或淺綠色股票(兩者均載有舊公司名稱)免費換領新橙色股票(載有新公司名稱)之首日	一月二十四日(星期一)
配售事項完成	一月二十五日(星期二)
發表恢復買賣公佈(連同配售事項完成之公佈)	一月二十七日(星期四)
保華建業股份恢復買賣	一月二十七日(星期四) 上午九時三十分
每手買賣單位由5,000股股份更改為2,000股合併股份生效	一月二十七日(星期四)
買賣合併股份之原有柜台(以每手買賣單位為2,000股合併股份之新股票)開始運作	一月二十七日(星期四)
設立以每手買賣單位20股合併股份買賣合併股份之臨時柜台(以舊股份之股票)	一月二十七日(星期四)
並行買賣開始	一月二十七日(星期四)
不足一手股份之買賣服務運作首日	一月二十七日(星期四)
以每手買賣單位20股合併股份買賣合併股份之臨時柜台(以舊股份之股票)關閉	二月二十二日(星期二)下午四時正
並行買賣結束	二月二十二日(星期二)
不足一手股份之買賣服務運作最後一日	二月二十二日(星期二)
免費換領載有新公司名稱之合併股份新股票之最後一日	三月一日(星期二)

股本重組於二零零四年十二月二十三日生效後，於緊接股本重組生效前已發出有關任何數目之舊股份之所有淺灰色股票，會視作代表合併股份之股票，並將為有效之所有權文件，基準為每250股舊股份代表一股合併股份。合併股份預期於二零零五年一月二十七日(星期四)開始買賣。保華建業將與聯交所設立有關以新股票(將為淺綠色(載有舊公司名稱)或橙色(載有新公司名稱))及舊股份之淺灰色股票買賣合

併股份之並行買賣安排，而並行買賣將獲准由二零零五年一月二十七日（星期四）起至二零零五年二月二十二日（星期二）止（首尾兩日包括在內）於下文(i)及(ii)所述之柜台進行：

(i) 由二零零五年一月二十七日（星期四）上午九時三十分起，將設立以每手買賣單位20股合併股份買賣合併股份之臨時柜台（股份代號：2960，買賣股份簡稱為天網（國際）一舊），在此柜台僅可以舊股份之淺灰色股票進行買賣。所有舊股份之淺灰色股票將可在此柜台進行買賣交易時有效用作結算及交收，基準為每250股舊股份代表一股合併股份；及

(ii) 由二零零五年一月二十七日（星期四）上午九時三十分起，原有柜台（股份代號：577，買賣股份簡稱為天網（國際）一新）將繼續進行買賣，並將成為以新的每手買賣單位2,000股合併股份買賣合併股份之柜台。在此柜台僅可以合併股份之淺綠色（載有舊公司名稱）及橙色（載有新公司名稱）股票進行買賣。

以每手買賣單位20股合併股份買賣合併股份之臨時柜台（以舊股份之淺灰色股票）將於二零零五年二月二十二日（星期二）下午四時正後關閉。其後，買賣僅會以每手買賣單位為2,000股合併股份（股份代號：577，買賣股份簡稱為「天網（國際集團）」）之淺綠色（載有舊公司名稱）或橙色（載有新公司名稱）股票進行。有關更改股份簡稱，保華建業將另行發表公佈。舊股份之淺灰色股票於其後將不再流通，亦不獲接納作結算及交收用途，惟仍為有效之所有權文件，基準為每250股舊股份代表一股合併股份。

為方便買賣因股本重組及公開發售而出現之不足一手合併股份，保華建業已委聘大福證券有限公司作為代理，按「竭誠盡力」基準為買賣因股本重組及公開發售而出現之不足一手合併股份提供對盤服務，日期由二零零五年一月二十七日（星期四）起至二零零五年二月二十二日（星期二）（包括該日）止。有關安排乃為方便有意出售或補足其不足一手合併股份之股東而設。股東如欲使用該項服務，請於有關期間內聯絡大福證券有限公司Gilbert Lam先生，地址為香港中環皇后大道中16-18號新世界大廈25樓（電話：2160 9963）。股東敬請留意，現時無法保證買賣不足一手合併股份能獲成功對盤。

股東如對上述服務有任何疑問，敬請諮詢本身之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

一般事項

保華乃根據上市規則第13.09條發表本公佈。

保華建業之董事會成員包括六名董事，其中(i)兩名執行董事，分別為黃永灝先生及李漢潮先生；(ii)一名非執行董事劉高原先生；及(iii)三名獨立非執行董事，分別為詹伯樂先生、李焯芬教授及Iain Ferguson Bruce先生。

保華之董事會成員包括九名董事，其中(i)五名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
保華建業集團有限公司
（前稱天網（國際集團）有限公司）
公司秘書
梅靜紅

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年一月二十四日

* 僅供識別

請同時參閱本公布於香港經濟日報刊登的內容。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

MAJOR TRANSACTION

DISPOSAL OF ENTIRE INTEREST IN DOWNER EDI LIMITED

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

24th January, 2005

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Associates"	has the meaning ascribed thereto in the Listing Rules
"Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange
"Connected Persons"	has the meaning ascribed thereto in the Listing Rules
"Disposal"	the disposal by the Group of approximately 56.2 million Downer Shares on 14th December, 2004 through UBS
"Downer"	Downer EDI Limited, a company whose securities are listed on the Australian Stock Exchange and the New Zealand Stock Exchange
"Downer Group"	Downer and its subsidiaries
"Downer Share(s)"	ordinary share(s) of A$2.0 each in Downer
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and a substantial shareholder of ITC and the Company
"Group"	the Company and its subsidiaries
"ITC"	ITC Corporation Limited, a substantial shareholder of the Company having an interest of 49.6% of its issued share capital. The securities of ITC are listed on the Stock Exchange
"Latest Practicable Date"	20th January, 2005, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	the Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Remaining Group"	the Group excluding its investment in Downer
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"UBS	UBS AG, Australia Branch
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"A$"	Australian dollars, the lawful currency of Australia
"%"	per cent.

Unless otherwise specified in this circular, amounts denominated in Australian dollars have been translated, for the purpose of illustration only, into Hong Kong dollars at the rate of A$1.00 = HK$5.88. This exchange rate is for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be converted at the above rate or any other rates.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Executive directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit

Non-executive director:
Cheung Ting Kau, Vincent

Independent non-executive directors:
Kwok Shiu Keung, Ernest
Chan Shu Kin
Chow Ming Kuen, Joseph

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

24th January, 2005

To the shareholders of the Company

Dear Sir/Madam,

MAJOR TRANSACTION
DISPOSAL OF ENTIRE INTEREST IN DOWNER EDI LIMITED

INTRODUCTION

On 15th December, 2004, the directors of the Company announced that on 14th December, 2004, a wholly-owned subsidiary of the Company, which is incorporated in Malaysia, had disposed through UBS of approximately 56.2 million Downer Shares, being the Group's entire shareholding in Downer, at a price of A$4.55 per Downer Share, equivalent to approximately HK$26.8 per Downer Share, to independent third parties.

THE DISPOSAL

The Company, a wholly-owned subsidiary of the Company and UBS entered into an agreement on 14th December, 2004 for the disposal of approximately 56.2 million Downer Shares through UBS to more than six independent third parties. The Disposal took place on 14th December, 2004 and settlement took place on 17th December, 2004.

UBS is not a connected person of the Company. To the best knowledge, information and belief of directors of the Company having made all reasonable enquiries, the placees and the ultimate beneficial owners of the placees are third parties independent of the Company and the Connected Persons of the Company.

The approximately 56.2 million Downer Shares, being the Group's entire shareholding in Downer, were disposed of at a price of A$4.55 per Downer Share, which is equivalent to approximately HK$26.8 per Downer Share. The approximately 56.2 million Downer Shares represented 19.5% of the total issued share capital of Downer on the date of Disposal. As a result of the Disposal, the Group no longer holds any Downer Shares.

The pricing for the Disposal was agreed with UBS by reference to recent market prices of the Downer Shares. The price for the Disposal of A$4.55 per Downer Share, equivalent to approximately HK$26.8 per Downer Share, represented:

- a discount of approximately 6.6% to the closing price of A$4.870 per Downer Share, equivalent to approximately HK$28.6 per Downer Share, as quoted on the Australian Stock Exchange on 13th December, 2004, being the last trading day immediately before the Disposal;
- a premium of approximately 106.8% to the exercise price of A$2.2 per Downer Share, equivalent to HK$13.2 per Downer Share, pursuant to the incentive option agreement as disclosed in the announcement of the Company dated 10th December, 2004;
- a discount of approximately 4.9% to the five day average closing price of A$4.786 per Downer Share, equivalent to approximately HK$28.1 per Downer Share, over the five trading days up to and including 13th December, 2004; and
- a premium of approximately 55.9% to the net asset value per Downer Share of A$2.918, equivalent to approximately HK$17.2 per Downer Share, as at 30th June, 2004.

REASONS FOR AND BENEFIT OF THE DISPOSAL

The Disposal was an opportunity for the Company to realise its remaining investment in Downer. The approximately 56.2 million Downer Shares had a net book value of HK$665 million in the consolidated balance sheet of the Company as at 30th September, 2004. It is expected that the Group will recognise an estimated aggregate profit of approximately HK$839 million and HK$570 million, before and after tax and expenses respectively, on the Disposal for the year ending 31st March, 2005. The significant difference in the estimated profit before and after tax and expenses is mainly attributable to the provision of Malaysian and Australian tax estimated at HK$231 million. The directors of the Company believe that the terms of the Disposal were fair and reasonable and in the interests of the shareholders of the Company as a whole.

EFFECT OF THE DISPOSAL ON THE ASSETS AND LIABILITIES OF THE COMPANY

As the net assets of Downer were previously accounted for in the Company's consolidated balance sheet using the equity method, the Disposal will not result in any material impact on the Group's total liabilities except for the release and reduction in deferred tax liabilities of approximately HK$36 million by reference to the Group's former share of retained profits of Downer. The total assets of the Group will be increased by the estimated net profit after tax and expenses of approximately HK$570 million on the Disposal.

FINANCIAL AND TRADING PROSPECTS OF THE REMAINING GROUP

Building on its existing platform with stringent cost control measures to maintain a sound financial management, and with a prudent investment and development policy, the Remaining Group continues to pursue its long term strategy of exploring high potential investments and attractive business opportunities and receive contributions and dividends from its investments.

USE OF PROCEEDS

The gross proceeds of the Disposal were approximately A$255.8 million before tax and expenses, which were equivalent to approximately HK$1,504 million, and were satisfied in full in cash. The net proceeds after expenses are approximately HK$1,466 million.

The board of directors of the Company intends to distribute a material portion of the proceeds from the Disposal by way of a cash dividend to the shareholders of the Company. No firm decision has been made as to the amount of the dividend or the timing of its declaration and **no assurance is given that any dividend will be paid**. Any balance of the proceeds of sale will be used for general corporate purposes.

A further announcement will be made should any such dividend be declared.

INFORMATION ON THE COMPANY

The principal activities of the Group include building construction, civil engineering, specialist works, property development and investment, development and investment in infrastructure projects and manufacturing and trading of construction materials. In addition, it holds an equity interest of 29.4% in China Strategic Holdings Limited.

In March 2004, the Group entered into a restructuring proposal of Skynet (International Group) Holdings Limited ("Skynet"), involving, inter alia, the disposal of Paul Y. - ITC Construction Holdings (B.V.I.) Limited and its subsidiaries and Hidden Advantage Investments Limited and the underwriting of an open offer of Skynet, which in aggregate would result in acquisition of interests in Skynet, details of which were set out in a circular of the Company dated 30th November, 2004. The transaction was completed on 17th January, 2005.

INFORMATION ON DOWNER

Downer became an associated company of the Company in 2001. Downer is listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The principal activities of the Downer Group include the provision of comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific.

The following is a summary of the audited consolidated results of the Downer Group for the two years ended 30th June, 2004 and 30th June, 2003 respectively:

	2004		2003	
	A$'000	*HK$'000*	*A$'000*	*HK$'000*
Revenue	3,172,782	18,655,958	2,679,930	15,355,999
Profits before taxation	109,235	642,302	94,743	542,877
Taxation	(27,689)	(162,811)	(28,171)	(161,420)
Profits after taxation	81,546	479,491	66,572	381,457

The audited consolidated net asset value of the Downer Group as at 30th June, 2004 was about A$823 million, equivalent to about HK$4,839.2 million. The total asset value of the Downer Group as at 30th June, 2004 was approximately A$2,119.1 million, equivalent to approximately HK$12,460.3 million.

GENERAL

As the applicable "percentage ratios" under the Listing Rules for the Disposal exceed 25% but are below 75%, the Disposal constituted a major transaction for the Company under the Listing Rules.

However, the Company received written shareholders' approval from a closely allied group of shareholders, being ITC and Dr. Charles Chan, who together hold more than 50% in nominal value of the securities giving the right to attend and vote at general meetings of the Company. ITC has been a substantial shareholder of the Company since February 1997 and its wholly-owned subsidiary currently holds 678,791,961 shares in the Company, representing approximately 49.6% of its issued share capital. By virtue of his 33.6% interest in ITC, Dr. Charles Chan is deemed to be interested in 678,791,961 shares in the Company held by the wholly owned subsidiary of ITC. In addition, Dr. Charles Chan directly holds 11,840,896 shares in the Company since February 2003, representing approximately 0.9% of its issued share capital. In the past, ITC and Dr. Charles Chan have always voted in the same way in respect of shareholders' resolutions of the Company other than routine resolutions at an annual general meeting. Dr. Charles Chan and ITC together are "acting in concert" for the purposes of the Takeovers Code.

Neither Dr. Charles Chan nor ITC or any of their respective Associates hold any Downer Shares or have any material interest in the Disposal. As no shareholder of the Company or any of their Associates have interest in the Disposal which is different from the other shareholders of the Company, no shareholder would be required to abstain from voting if the Company were to convene a general meeting for the approval of the Disposal. Therefore, no general meeting of the Company will be held for the approval of the Disposal.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

Yours faithfully
For and on behalf of the board of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

1. FINANCIAL SUMMARY

The following is a summary of the published audited consolidated results of the Group for each of the three years ended 31st March, 2004, the audited assets and liabilities of the Group as at 31st March, 2002, 31st March, 2003 and 31st March, 2004, the unaudited consolidated results of the Group for the six months ended 30th September, 2003 and 30th September, 2004 and the unaudited assets and liabilities of the Group as at 30th September, 2003 and 30th September, 2004:

	Year ended 31st March,			Six months ended 30th September,	
	2002	**2003**	**2004**	**2003**	**2004**
	(Note)	*(Note)*			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	5,343,810	3,636,182	3,382,466	1,674,441	1,678,883
Profit (loss) before taxation	125,243	(316,718)	208,566	77,056	70,467
Taxation	(49,020)	(37,809)	(45,678)	(47,359)	(31,935)
Profit (loss) after taxation	76,223	(354,527)	162,888	29,697	38,532
Minority interests	(6,605)	498	739	199	(388)
Profit (loss) for the year/period	69,618	(354,029)	163,627	29,896	38,144

	At 31st March,			At 30th September,	
	2002	**2003**	**2004**	**2003**	**2004**
	(Note)	*(Note)*			
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Total assets	6,194,242	4,873,156	4,862,328	5,093,570	6,317,612
Total liabilities and minority interests	(3,246,969)	(2,214,625)	(2,091,456)	(2,361,946)	(3,559,725)
Shareholders' funds	2,947,273	2,658,531	2,770,872	2,731,624	2,757,887

Note: The figures were restated as a result of prior period adjustment of adoption of Statement of Standard Accounting Practice 12 (Revised) "Income taxes".

2. AUDITED FINANCIAL STATEMENTS

The following is the audited consolidated income statement of the Group for each of the two years ended 31st March, 2004 and the audited consolidated balance sheet of the Group as at 31st March, 2003 and 2004 together with the relevant notes ("Financial Statements"), as extracted from the Company's annual report for the year ended 31st March, 2004.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st March, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000* (restated)
Turnover			
The Company and subsidiaries		3,382,466	3,636,182
Share of Associates and jointly controlled entities		4,790,806	3,965,982
		8,173,272	7,602,164
Group turnover		3,382,466	3,636,182
Cost of sales		(3,284,544)	(3,612,284)
Gross profit		97,922	23,898
Administrative expenses		(123,705)	(171,516)
Loss on disposal of discontinued operations	5	–	(1,701)
Impairment loss on property, plant and equipment		–	(110,327)
Loss from operations	6	(25,783)	(259,646)
Finance costs	7	(9,829)	(25,794)
Investment expenses – net	8	(13,785)	(32,036)
Deficit arising on revaluation of investment properties		(14,000)	(99,392)
Loss on disposal of investment properties		(2,152)	–
Allowance for amounts due from associates		(21,526)	(13,964)
Gain (loss) on disposal and dilution of interests in associates		152,863	(4,665)
Share of results of associates		133,704	112,859
Share of results of jointly controlled entities		9,074	5,920
Profit (loss) before taxation		208,566	(316,718)
Taxation	10	(45,678)	(37,809)
Profit (loss) before minority interests		162,888	(354,527)
Minority interests		739	498
Profit (loss) for the year		163,627	(354,029)
Dividends	11	348,290	21,218
Earnings (loss) per share	12		
Basic		HK$0.146	HK$(0.340)
Diluted		HK$0.142	HK$(0.342)

CONSOLIDATED BALANCE SHEET
At 31st March, 2004

	Notes	**2004** *HK$'000*	**2003** *HK$'000* (restated)
NON-CURRENT ASSETS			
Investment properties	13	515,000	572,608
Property, plant and equipment	14	417,633	458,156
Goodwill	15	13,831	16,136
Interests in associates	17	1,426,708	953,251
Interests in jointly controlled entities	18	14,817	8,743
Other long term investments	19	15,481	15,481
Investments in securities	20	1,481	653,686
Amount due from a related company	21	–	168,308
Unsecured loans receivable	22	50,000	–
Deferred tax assets	29	2,714	4,165
		2,457,665	2,850,534
CURRENT ASSETS			
Amounts due from customers for contract works	23	273,210	200,934
Debtors, deposits and prepayments	24	1,212,340	1,073,857
Amounts due from related companies	21	238,770	277,195
Amounts due from associates	25	178,668	45,859
Unsecured loans receivable	22	196,215	155,697
Investments in securities	20	39,374	26,527
Taxation recoverable		15,831	6,457
Short term bank deposits		24,824	210,963
Bank balances and cash		225,431	25,133
		2,404,663	2,022,622
CURRENT LIABILITIES			
Amounts due to customers for contract works	23	456,140	494,855
Creditors and accrued expenses	26	856,298	775,761
Amounts due to associates	25	96,273	10,113
Amounts due to jointly controlled entities	25	55,584	69,343
Taxation payable		1,056	4,503
Bank borrowings – due within one year	27	44,048	144,423
		1,509,399	1,498,998
NET CURRENT ASSETS		895,264	523,624
TOTAL ASSETS LESS CURRENT LIABILITIES		3,352,929	3,374,158
MINORITY INTERESTS		10,448	15,560
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year	27	517,000	637,175
Provision for long service payments	28	1,727	1,727
Deferred tax liabilities	29	52,882	61,165
		571,609	700,067
NET ASSETS		2,770,872	2,658,531
CAPITAL AND RESERVES			
Share capital	30	134,525	106,302
Reserves		2,636,347	2,552,229
SHAREHOLDERS' FUNDS		2,770,872	2,658,531

BALANCE SHEET
At 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
NON-CURRENT ASSET			
Interests in subsidiaries	16	3,036,455	3,236,330
CURRENT ASSETS			
Deposits and prepayments		940	249
Loan to a subsidiary – due within one year	16	71,000	–
Bank balances		75	107
		72,015	356
CURRENT LIABILITIES			
Accrued expenses		740	691
Bank borrowings	27	1,992	12,352
		2,732	13,043
NET CURRENT ASSETS (LIABILITIES)		69,283	(12,687)
NET ASSETS		3,105,738	3,223,643
CAPITAL AND RESERVES			
Share capital	30	134,525	106,302
Reserves	33	2,971,213	3,117,341
SHAREHOLDERS' FUNDS		3,105,738	3,223,643

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31st March, 2004

	Share capital HK$'000	Share premium HK$'000	Special reserve HK$'000	Capital reserve HK$'000	Other reserve HK$'000	Translation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1st April, 2002								
As originally stated	103,675	214,846	124,933	3,126,941	–	(90,313)	(485,052)	2,995,030
Prior period adjustments (note 2)	–	–	–	–	–	–	(47,757)	(47,757)
As restated	103,675	214,846	124,933	3,126,941	–	(90,313)	(532,809)	2,947,273
Exchange differences arising from translation of overseas operations not recognised in consolidated income statement	–	–	–	–	–	76,971	–	76,971
Issue of shares under scrip dividend scheme	2,627	(2,627)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	5,724	5,724
Share issue expenses	–	(188)	–	–	–	–	–	(188)
Realised on dilution of interest in an associate	–	–	–	–	–	3,638	–	3,638
Transfer	–	–	–	(646,941)	–	–	646,941	–
Loss for the year	–	–	–	–	–	–	(354,029)	(354,029)
Dividends paid	–	–	–	–	–	–	(20,858)	(20,858)
At 31st March, 2003	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations	–	–	–	–	–	142,847	–	142,847
Share of reserve of an associate	–	–	–	–	6,733	1,150	–	7,883
Net gain not recognised in consolidated income statement	–	–	–	–	6,733	143,997	–	150,730
Issue of shares under scrip dividend scheme	27,258	(27,258)	–	–	–	–	–	–
Credit arising on scrip dividends	–	–	–	–	–	–	184,409	184,409
Exercise of warrants	965	2,895	–	–	–	–	–	3,860
Share issue expenses	–	(298)	–	–	–	–	–	(298)
Realised on disposal and dilution of interests in associates	–	–	–	–	(212)	(50,937)	–	(51,149)
Profit for the year	–	–	–	–	–	–	163,627	163,627
Dividends paid	–	–	–	–	–	–	(338,838)	(338,838)
At 31st March, 2004	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872

The accumulated losses of the Group include accumulated profits of approximately HK$123,577,000 (2003: HK$83,778,000) and HK$12,821,000 (2003: HK$3,747,000) retained by the associates and jointly controlled entities of the Group, respectively.

The special reserve of the Group represents the difference between the nominal amount of the share capital and share premium of the subsidiaries at the date on which they were acquired by the Group and the nominal amount of the share capital issued as consideration for the acquisition.

Details of the capital reserve of the Group are set out in note 33.

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st March, 2004

	Notes	2004 HK$'000	2003 HK$'000
OPERATING ACTIVITIES			
Loss from operations		(25,783)	(259,646)
Adjustments for:			
Depreciation and amortisation of property, plant and equipment		71,666	78,095
Amortisation of goodwill		2,305	2,306
Impairment loss on property interests		1,496	–
Impairment loss on property, plant and equipment		–	110,327
Write back of allowance for loans receivable		–	(1,000)
(Gain) loss on disposal of property, plant and equipment		(3,312)	4,475
Loss on disposal of discontinued operations		–	1,701
Provision for long service payments		–	1,727
Operating cash flows before movements in working capital		46,372	(62,015)
Decrease in properties held for resale		–	7,692
(Increase) decrease in amounts due from (to) customers for contract works, net of attributable interest expenses and depreciation and amortisation		(101,929)	59,158
(Increase) decrease in debtors, deposits and prepayments		(22,096)	313,123
Decrease (increase) in amounts due from related companies		10,801	(8,141)
Decrease in amounts due from associates		20,667	11,016
Increase (decrease) in creditors and accrued expenses		8,351	(348,940)
Decrease in amounts due to related companies		–	(1,467)
(Decrease) increase in amounts due to associates		(23,092)	5,631
Cash used in operations		(60,926)	(23,943)
Hong Kong Profits Tax paid		(11,822)	(23,791)
Overseas tax paid		(4,487)	(5,330)
Dividends received from associates		52,648	35,682
Dividends received from a jointly controlled entity		–	5,000
Hong Kong Profits Tax refunded		–	1,340
NET CASH USED IN OPERATING ACTIVITIES		(24,587)	(11,042)
INVESTING ACTIVITIES			
Proceeds from disposal of interest in an associate		573,107	–
Repayment of loans receivable		69,128	15,000
Proceeds from disposal of investment properties		47,056	3,900
Repayment from related companies		38,439	–
Proceeds from disposal of property, plant and equipment		30,798	12,908
Interest received		26,895	16,795
Proceeds from disposal of other investments		23,599	4,094
Repayment from an associate		4,000	–
Repayment from a jointly controlled entity		3,000	–
Acquisition of interest in associates		(96,559)	–
Loans advanced to related companies		(86,881)	(394,337)
Amounts advanced to associates		(68,681)	(3,000)
Acquisition of subsidiaries, net of cash and cash equivalents acquired	34	(57,343)	(103,000)
Additions to other investments		(40,021)	(28,431)
Additions to loans receivable		(13,500)	(21,857)
Additions to property, plant and equipment		(9,859)	(28,611)
Additions to investment securities		–	(6,033)
Proceeds from disposal of subsidiaries, net of cash and cash equivalents disposed of	35	–	249,405
Redemption of unlisted debt securities upon maturity		–	100,000
Proceeds from disposal of investment securities		–	9,429
Proceeds from disposal of other long term investments		–	808
NET CASH FROM (USED IN) INVESTING ACTIVITIES		443,178	(172,930)

	2004 HK$'000	2003 HK$'000
FINANCING ACTIVITIES		
Repayment of bank loans	(215,493)	(351,918)
Dividend paid	(154,429)	(15,134)
Interest paid	(14,883)	(30,092)
Amount repaid to a jointly controlled entity	(13,759)	(22,351)
Loan (repaid to) advanced from minority shareholders	(4,373)	1,744
Share issue expenses	(298)	(188)
Proceeds from issue of shares on exercise of warrants	3,860	–
Dividend paid to minority shareholders of subsidiaries	–	(1,350)
New bank loans raised	–	296,321
NET CASH USED IN FINANCING ACTIVITIES	(399,375)	(122,968)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,216	(306,940)
CASH AND CASH EQUIVALENTS BROUGHT FORWARD	213,991	520,931
CASH AND CASH EQUIVALENTS CARRIED FORWARD	233,207	213,991
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS		
Short term bank deposits	24,824	210,963
Bank balances and cash	225,431	25,133
Bank overdrafts	(17,048)	(22,105)
	233,207	213,991

NOTES TO THE FINANCIAL STATEMENTS

For the year ended 31st March, 2004

1. GENERAL

The Company is an exempted company incorporated in Bermuda with limited liability. Its shares are listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"). Its ultimate holding company is ITC Corporation Limited ("ITC"), a company also incorporated in Bermuda with its securities listed on the Hong Kong Stock Exchange.

The Company is an investment holding company. The activities of its principal subsidiaries, associates and jointly controlled entities are set out in note 43.

2. ADOPTION OF STATEMENT OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, Statement of Standard Accounting Practice ("SSAP") No. 12 (Revised) "Income taxes" issued by the Hong Kong Society of Accountants. The principal effect of the implementation of SSAP 12 (Revised) is in relation to deferred tax. In previous years, partial provision was made for deferred tax using the income statement liability method, i.e. a liability was recognised in respect of timing differences arising, except where those timing differences were not expected to reverse in the foreseeable future. SSAP 12 (Revised) requires the adoption of a balance sheet liability method, whereby deferred tax is recognised in respect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, with limited exceptions. In the absence of any specific transitional requirements in SSAP 12 (Revised), the new accounting policy has been applied retrospectively. Comparative amounts have been restated accordingly.

As a result of this change in policy, the accumulated losses at 1st April, 2002 has been increased by HK$47,757,000 and the profit for the year has been decreased by HK$1,008,000 (2003: loss for the year increased by HK$5,313,000).

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in certain securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st March each year.

The results of subsidiaries, associates and jointly controlled entities acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length. Investment properties are stated at their open market values at the balance sheet date. No depreciation is provided on investment properties except where the unexpired term of the relevant lease, including the renewable period, is twenty years or less.

Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance of this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance of the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of an investment property, the balance of the investment property revaluation reserve attributable to that property is transferred to the income statement.

Property, plant and equipment

Property, plant and equipment are stated at cost less depreciation, amortisation and any identified impairment loss.

The cost of leasehold land is amortised over the remaining period of the relevant leases using the straight line method.

The cost of buildings is depreciated over the remaining period of the relevant leases or fifty years, whichever is shorter, using the straight line method.

Depreciation is provided to write off the cost of other assets over their estimated useful lives, using the straight line method, at the following rates per annum:

Plant and machinery	10%
Motor vehicles and vessels	10% – 20%
Furniture and fixtures	20%
Computer equipment	$33^1/_3$%

In previous years, motor vehicles, furniture and fixtures were depreciated at 10% per annum. With effect from 1st April, 2003, they are depreciated at 20% per annum which reflects the Group's previous experience of the useful lives of its assets. The change in depreciation rate has increased the depreciation charge for the year by approximately HK$14,215,000.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition.

Goodwill is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of a subsidiary is presented separately in the balance sheet.

On disposal of a subsidiary or associate, the attributable amount of unamortised goodwill is included in the determination of the profit or loss on disposal.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost, less any identified impairment loss.

Interests in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interests in associates are stated at the Group's share of the net assets of the associates plus the premium on acquisition in so far as it has not already been written off or amortised, less any identified impairment loss.

Interests in jointly controlled entities

Joint venture arrangements which involve the establishment of a separate entity in which each venturer has an interest are referred to as jointly controlled entities.

The Group's interests in jointly controlled entities are included in the consolidated balance sheet at the Group's share of the net assets of the relevant jointly controlled entities, less any identified impairment loss. The Group's share of the post-acquisition results of jointly controlled entities is included in the consolidated income statement.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost.

Investments other than held-to-maturity debt securities are classified as investment securities or other investments.

Investment securities, which are securities held for an identified long term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the year.

Other long term investments

Other long term investments are stated at cost, less any identified impairment loss.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so far as the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Construction contracts

When the outcome of a construction contract can be estimated reliably, contract costs are recognised as expenses by reference to the stage of completion of the contract activity at the balance sheet date on the same basis as contract revenue. When the outcome of a construction contract cannot be estimated reliably, contract costs are recognised as expenses in the period in which they are incurred. Provision is made for foreseeable losses as soon as they are anticipated by management.

Where contract costs incurred to date plus recognised profit less recognised loss exceed progress billings, the excess is shown as amount due from a customer for contract work. Where progress billings exceed contract costs incurred to date plus recognised profit less recognised loss, the excess is shown as amount due to a customer for contract work.

Operating lease

Rentals payable under operating leases are charged to the income statement on a straight line basis over the terms of the relevant leases.

Turnover

Turnover represents the total value of contract work certified and the gross proceeds received and receivable from project management services in connection with contract work rendered by the Group, revenue generated from hotel operations, property rental and related income, and gross proceeds received and receivable from sale of property during the year.

Revenue recognition

Revenue from a construction contract is recognised on the percentage of completion method, measured by reference to the value of work certified during the year.

Revenue from hotel operations is recognised when services are rendered.

Dividend income from investments is recognised when the Group's right to receive payment has been established.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Rental income under operating leases is recognised on a straight line basis over the terms of the relevant leases.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets i.e. assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as an expense in the period in which they are incurred.

Retirement benefit costs

Payments to defined contribution retirement benefit schemes are charged as an expense or capitalised in contracts in progress, where appropriate, as they fall due.

Taxation

Taxation represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the assets and liabilities of the Group's operations outside Hong Kong are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of.

4. BUSINESS AND GEOGRAPHICAL SEGMENTS

Business segments

For management purposes, the Group's operations are currently organised into seven operating divisions namely building construction, civil engineering, specialist works, construction materials, engineering and infrastructure services, property leasing and sale of property. These divisions are the basis on which the Group reports its primary segment information.

In the opinion of the directors, the inclusion of the proportionate share of turnover of the associates and jointly controlled entities is meaningful in providing a clearer indication of the Group's activity.

Business segment information for the year ended 31st March, 2004 is presented below:

	Building construction *HK$'000*	Civil engineering *HK$'000*	Specialist works *HK$'000*	Construction materials *HK$'000*	Engineering and infrastructure services *HK$'000*	Property leasing *HK$'000*	Sale of property *HK$'000*	Others *HK$'000*	Eliminations *HK$'000*	Consolidated *HK$'000*
TURNOVER										
External sales	2,418,339	463,440	448,849	3,448	-	48,390	-	-	-	3,382,466
Inter-segment sales	28,713	-	76,384	71,029	-	15,635	-	-	(191,761)	-
	2,447,052	463,440	525,233	74,477	-	64,025	-	-	(191,761)	3,382,466
Share of associates and jointly controlled entities	9,872	55,597	-	6,793	4,691,253	-	-	27,291	-	4,790,806
Total	2,456,924	519,037	525,233	81,270	4,691,253	64,025	-	27,291	(191,761)	8,173,272
RESULT										
Segment result	(10,122)	(5,632)	(4)	(24,923)	-	14,898	-	-		(25,783)
Finance costs										(9,829)
Investment expenses – net										*(13,785)*
Deficit arising on revaluation *of investment properties*	-	-	-	-	-	(14,000)	-	-		(14,000)
Loss on disposal of investment *properties*	-	-	-	-	-	(2,152)	-	-		(2,152)
Allowance for amounts due from associates										(21,526)
Gain (loss) on disposal and dilution of interests in associates	-	-	-	-	171,317	-	-	(18,454)		152,863
Share of results of associates	334	(16)	-	1,793	174,239	-	-	(42,646)		133,704
Share of results of jointly controlled entities	-	9,074	-	-	-	-	-	-		9,074
Profit before taxation										208,566
Taxation										(45,678)
Profit before minority interests										162,888
Minority interests										739
Profit for the year										163,627

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Building construction *HK$'000*	Civil engineering *HK$'000*	Specialist works *HK$'000*	Construction materials *HK$'000*	Engineering and infrastructure services *HK$'000*	Property leasing *HK$'000*	Sale of property *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
ASSETS									
Segment assets	938,381	450,958	179,949	64,016	-	559,663	-	-	2,192,967
Interests in associates	21,019	249	-	4,582	760,813	-	-	640,045	1,426,708
Interests in jointly controlled entities	-	14,817	-	-	-	-	-	-	14,817
Unallocated corporate assets									1,227,836
Total assets									4,862,328
LIABILITIES									
Segment liabilities	775,262	297,904	99,633	31,295	-	22,636	-	-	1,226,730
Unallocated corporate liabilities									854,278
Total liabilities									2,081,008
OTHER INFORMATION									
Capital additions	2,374	992	2,975	1,999	-	351	-	54,926	63,617
Amortisation of goodwill	2,305	-	-	-	-	-	-	-	2,305
Depreciation and amortisation of property, plant and equipment	21,411	6,415	21,072	6,544	-	11,430	-	8,802	75,674
Impairment loss on property interests	-	-	-	-	-	1,496	-	-	1,496
Loss on option agreement	-	-	-	-	-	-	-	52,871	52,871
Impairment loss on listed investment securities	-	-	-	-	-	-	-	2,142	2,142

During the year ended 31st March, 2003, the Group discontinued its hotel and catering operations at the time of disposal of certain subsidiaries as detailed in note 5.

Business segment information for the year ended 31st March, 2003 is presented below:

	Continuing operations							Discontinued operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Eliminations HK$'000	Consolidated HK$'000
TURNOVER										
External sales	2,232,876	555,794	720,304	14,488	-	55,733	8,340	48,647	-	3,636,182
Inter-segment sales	47,016	127	103,722	45,472	-	19,846	-	-	(216,183)	-
	2,279,892	555,921	824,026	59,960	-	75,579	8,340	48,647	(216,183)	3,636,182
Share of associates and jointly controlled entities	50,816	109,900	-	3,501	3,801,765	-	-	-	-	3,965,982
Total	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
RESULT										
Segment result	(40,625)	(56,092)	(55,264)	(21,324)	-	25,749	209	(1,972)		(149,319)
Impairment loss on property, plant and equipment										(110,327)
Finance costs										(25,794)
Investment expenses – net										(32,036)
Deficit arising on revaluation of investment properties	-	-	-	-	-	(99,392)	-	-		(99,392)
Allowance for amounts due from associates										(13,964)
Loss on dilution of interest in an associate	-	-	-	-	(4,665)	-	-	-		(4,665)
Share of results of associates	2,404	(17)	-	306	121,836	-	-	-		124,529
Share of results of jointly controlled entities	-	5,920	-	-	-	-	-	-		5,920
Impairment loss on interest in an associate										(11,670)
Loss before taxation										(316,718)
Taxation										(37,809)
Loss before minority interests										(354,527)
Minority interests										498
Loss for the year										(354,029)

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Continuing operations							Discontinued operations		
	Building construction HK$'000	Civil engineering HK$'000	Specialist works HK$'000	Construction materials HK$'000	Engineering and infrastructure services HK$'000	Property leasing HK$'000	Sale of property HK$'000	Hotel and catering HK$'000	Others HK$'000	Consolidated HK$'000
ASSETS										
Segment assets	1,069,212	368,008	193,942	96,168	-	619,005	-	-	-	2,346,335
Interests in associates	43,231	293	-	3,093	906,634	-	-	-	-	953,251
Interests in jointly controlled entities	-	8,743	-	-	-	-	-	-	-	8,743
Unallocated corporate assets										1,564,827
Total assets										4,873,156
LIABILITIES										
Segment liabilities	871,883	298,347	95,744	47,353	-	22,770	-	-	-	1,336,097
Unallocated corporate liabilities										862,968
Total liabilities										2,199,065
OTHER INFORMATION										
Capital additions	1,866	1,855	3,388	15,895	-	4,734	-	383	490	28,611
Amortisation of goodwill	2,306	-	-	-	-	-	-	-	-	2,306
Depreciation and amortisation of property, plant and equipment	16,708	6,473	22,179	7,479	-	10,819	-	9,366	5,977	79,001
Impairment loss on listed investment securities	-	-	-	-	-	-	-	-	11,376	11,376
Impairment loss on unlisted other investments	-	-	-	-	-	-	-	-	7,463	7,463

Geographical segments

The Group's operations are located in the People's Republic of China other than Hong Kong (the "PRC") and Hong Kong.

The following table provides an analysis of the Group's turnover by geographical market, irrespective of the origin of the goods/services:

	Turnover	
	2004 *HK$'000*	**2003** *HK$'000*
Hong Kong	3,292,897	3,609,919
PRC	89,569	26,263
	3,382,466	3,636,182

During the year ended 31st March, 2003, revenue from the Group's discontinued operations of HK$48,647,000 was derived principally from Hong Kong.

The following is an analysis of the carrying amount of segment assets and capital additions, analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		Capital additions	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Hong Kong	3,990,936	3,826,165	61,591	13,416
PRC	109,085	114,510	2,026	15,195
Pacific region and South East Asia	762,307	932,481	–	–
	4,862,328	4,873,156	63,617	28,611

5. DISCONTINUED OPERATIONS

In July 2002, the Group entered into a conditional sale and purchase agreement to dispose of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel Group Limited ("Rosedale Hotel" together with its subsidiaries, the "Rosedale Hotel Group"), which was engaged in the business of hotel and catering, for a cash consideration of HK$250,000,000. The transaction was completed on 2nd December, 2002.

The results of the hotel and catering operations for the period from 1st April, 2002 to 30th November, 2002, which were included in the consolidated financial statements for the year ended 31st March, 2003, were as follows:

	HK$'000
Turnover	48,647
Operating costs	(50,619)
Finance costs	(10,151)
Loss for the period	(12,123)

During the year ended 31st March, 2003, Rosedale Hotel Group contributed approximately HK$3,796,000 to the Group's net operating cash flows, paid approximately HK$355,000 and HK$7,652,000 in respect of investing and financing activities, respectively.

The carrying amounts of the assets and liabilities of Rosedale Hotel Group at the date of disposal are disclosed in note 35.

A loss of approximately HK$1,701,000 arose on the disposal of Rosedale Hotel, being the proceeds of disposal less the carrying amount of the subsidiaries' net assets. No tax charge or credit arose from that transaction.

6. LOSS FROM OPERATIONS

	2004 HK$'000	2003 HK$'000
Loss from operations has been arrived at after charging:		
Auditors' remuneration	2,030	2,065
Depreciation and amortisation:		
Property, plant and equipment *(note (a) below)*	71,666	78,095
Goodwill (included in administrative expenses)	2,305	2,306
Impairment loss on property interests	1,496	–
Loss on disposal of property, plant and equipment	–	4,475
Operating lease rentals in respect of:		
Premises	3,556	3,206
Plant and machinery	3,616	692
Staff costs *(note (b) below)*	112,202	134,503
and after crediting:		
Rental income under operating leases in respect of:		
Premises, net of outgoings of HK$20,171,000 (2003: HK$19,691,000)	19,555	27,625
Plant and machinery	385	2,596
Gain on disposal of property, plant and equipment	3,312	–

Notes:

		2004 HK$'000	2003 HK$'000
(a)	Depreciation and amortisation of property, plant and equipment:		
	Owned assets	75,674	79,001
	Less: Amount capitalised in respect of contracts in progress	(4,008)	(906)
		71,666	78,095
(b)	Staff costs:		
	Directors' emoluments *(note 9)*:		
	Fees	100	73
	Retirement benefit scheme contributions	885	1,217
	Other emoluments	30,157	14,732
		31,142	16,022
	Other staff costs:		
	Salaries and other benefits	286,924	417,730
	Retirement benefit scheme contributions, net of forfeited contributions of HK$1,462,000 (2003: HK$10,197,000)	8,326	5,590
		326,392	439,342
	Less: Amount capitalised in respect of contracts in progress	(214,190)	(304,839)
		112,202	134,503

7. FINANCE COSTS

	2004 *HK$'000*	2003 *HK$'000*
Borrowing costs on:		
Bank borrowings wholly repayable within five years	13,628	17,215
Bank borrowings not wholly repayable within five years	–	10,892
Others	1,255	515
	14,883	28,622
Less: Amount capitalised in respect of contracts in progress	(5,054)	(2,828)
	9,829	25,794

8. INVESTMENT EXPENSES – NET

	2004 *HK$'000*	2003 *HK$'000*
Gain on disposal of:		
Listed investment securities	–	1,605
Listed other investments	3,892	–
Impairment loss on:		
Listed investment securities	(2,142)	(11,376)
Unlisted other investments	–	(7,463)
Loss on option agreement	(52,871)	–
Interest income	37,300	9,550
Net unrealised holding gain (loss) on listed other investments	36	(24,352)
	(13,785)	(32,036)

9. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

Particulars of the emoluments of the directors and five highest paid individuals for the year are as follows:

(a) Directors' emoluments

	2004 *HK$'000*	2003 *HK$'000*
Fees:		
Executive directors	80	53
Non-executive directors	20	20
	100	73
Other emoluments:		
Executive directors		
Salaries and other benefits	12,697	13,865
Discretionary bonus	17,000	–
Retirement benefit scheme contributions	885	1,217
Non-executive directors		
Salaries and other benefits	460	867
	31,042	15,949
	31,142	16,022

The emoluments of the directors were within the following bands:

	Number of directors	
	2004	2003
Nil to HK$1,000,000	3	6
HK$1,000,001 to HK$1,500,000	1	–
HK$1,500,001 to HK$2,000,000	2	–
HK$3,000,001 to HK$3,500,000	1	2
HK$3,500,001 to HK$4,000,000	–	1
HK$4,000,001 to HK$4,500,000	–	1
HK$7,500,001 to HK$8,000,000	3	–

(b) Employees' emoluments

The five highest paid individuals in the Group for the year included four directors and one employee (2003: five directors). Particulars of the emoluments of these five highest paid individuals are as follows:

	2004	2003
	HK$'000	*HK$'000*
Fees	40	41
Salaries and other benefits	10,557	15,325
Discretionary bonus	17,245	2,080
Retirement benefit scheme contributions	676	1,246
	28,518	18,692

Their emoluments were within the following bands:

	Number of employees	
	2004	2003
HK$2,500,001 to HK$3,000,000	1	–
HK$3,000,001 to HK$3,500,000	1	2
HK$3,500,001 to HK$4,000,000	–	1
HK$4,000,001 to HK$4,500,000	–	2
HK$7,500,001 to HK$8,000,000	3	–

During the year, no emoluments were paid by the Group to the five highest paid individuals, including directors, as an inducement to join or upon joining the Group or as compensation for loss of office. In addition, none of the directors has waived any emoluments during the year.

10. TAXATION

	2004	2003
	HK$'000	*HK$'000*
		(restated)
The charge comprises:		
Hong Kong Profits Tax:		
Current year	–	42
Underprovision in prior years	166	22,471
	166	22,513
Overseas taxation	3,322	5,453
Share of tax on results of associates	49,022	36,484
	52,510	64,450
Deferred taxation:		
Current year	(6,832)	(32,589)
Attributable to a change in tax rate in Hong Kong	–	5,948
	(6,832)	(26,641)
	45,678	37,809

Hong Kong Profits Tax is calculated at 17.5% (2003: 16.0%) of the estimated assessable profits for the year.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

The taxation charge for the year can be reconciled to the profit (loss) before taxation per the income statement as follows:

	2004	2003
	HK$'000	*HK$'000*
Profit (loss) before taxation	208,566	(316,718)
Tax at the domestic tax rate of 17.5% (2003: 16%)	36,499	(50,675)
Tax effect of expenses not deductible for tax purpose	29,361	39,482
Tax effect of income not taxable for tax purpose	(43,366)	(15,513)
Tax effect of deductible temporary difference not recognised	245	346
Tax effect of utilisation of deductible temporary difference previously not recognised	(17,129)	1,441
Tax effect of tax losses not recognised	24,086	43,959
Tax effect of utilisation of tax losses previously not recognised	(8,220)	(27,130)
Tax effect of different tax rates of associates and jointly controlled entities operating in other jurisdictions	24,036	17,480
Increase in opening deferred tax liabilities resulting from an increase in applicable tax rate	–	5,948
Underprovision in prior years	166	22,471
Taxation charge for the year	45,678	37,809

Details of the deferred taxation are set out in note 29.

11. DIVIDENDS

	2004 HK$'000	2003 HK$'000
Interim dividend paid for 2004 – 1.0 cent (2003: 1.0 cent) per share	10,937	10,491
Special dividend paid for 2004 – 29.0 cents (2003: Nil) per share	317,174	–
Final dividend proposed for 2004 – 1.5 cent (2003: 1.0 cent) per share	20,179	10,727
	348,290	21,218

Of the dividends paid during the year, approximately HK$8,327,000 (2003: HK$2,301,000) and HK$176,082,000 (2003: HK$3,423,000) were settled in shares under the Company's scrip dividend schemes announced by the directors of the Company on 21st July, 2003 and 19th December, 2003, respectively, and were credited to the accumulated profits of the Company during the year.

The amount of the final dividend proposed for the year ended 31st March, 2004, which will be in scrip form with a cash option, has been calculated by reference to the 1,345,249,019 issued shares as at the date of this report.

12. EARNINGS (LOSS) PER SHARE

The calculation of the basic and diluted earnings (loss) per share for the year is based on the following data:

	2004 HK$'000	2003 HK$'000 (restated)
Earnings (loss):		
Earnings (loss) for the purposes of basic earnings (loss) per share	163,627	(354,029)
Effect of dilutive potential ordinary shares:		
Adjustment to the share of results of an associate based on dilution of its earnings per share	(4,651)	(2,944)
Earnings (loss) for the purposes of diluted earnings (loss) per share	158,976	(356,973)
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings (loss) per share	1,117,367,985	1,042,310,331

The computation of diluted earnings (loss) per share has not assumed the conversion of the Company's share options and warrants since their exercise prices are higher than the average market price per share for both years.

The adjustment to comparative basic and diluted loss per share, arising from the changes in accounting policy shown in note 2 above, is as follows:

	Basic HK$	Diluted HK$
Reconciliation of 2003 loss per share:		
Reported figures before adjustments	(0.335)	(0.337)
Adjustment arising from the adoption of SSAP 12 (Revised)	(0.005)	(0.005)
Restated	(0.340)	(0.342)

13. INVESTMENT PROPERTIES

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
VALUATION		
Balance brought forward	572,608	675,900
Transfer from deposits and prepayments	5,600	–
Disposals	(49,208)	(3,900)
Deficit arising on revaluation	(14,000)	(99,392)
Balance carried forward	515,000	572,608

The carrying amount of investment properties held by the Group at the balance sheet date comprises the following:

	2004	**2003**
	HK$'000	*HK$'000*
Long term leasehold properties in Hong Kong	60,000	74,000
Medium term leasehold properties in:		
Hong Kong	455,000	455,000
PRC	–	43,608
	515,000	572,608

The Group's investment properties are held for rental purposes under operating leases.

Certain investment properties with carrying amount of HK$455,000,000 were revalued on 31st March, 2004, on an open market value basis, by RHL Appraisal Ltd., an independent professional valuer. The remaining investment properties with carrying amount of HK$60,000,000 were revalued on 31st March, 2004 by the directors with reference to the value as quoted in a sale and purchase agreement between the Group and an independent third party completed subsequent to the balance sheet date. The aggregate deficit arising on revaluation amounting to HK$14,000,000 (2003: HK$99,392,000) has been charged to the income statement.

14. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Plant and machinery HK$'000	Motor vehicles and vessels HK$'000	Furniture, fixtures and computer equipment HK$'000	Total HK$'000
THE GROUP					
COST					
At 1st April, 2003	270,814	440,312	57,563	139,761	908,450
On acquisition of a subsidiary	–	–	53,758	–	53,758
Additions	141	3,904	2,294	3,520	9,859
Disposals	(14,926)	(30,825)	(28,692)	(5,653)	(80,096)
At 31st March, 2004	256,029	413,391	84,923	137,628	891,971
DEPRECIATION, AMORTISATION AND IMPAIRMENT					
At 1st April, 2003	36,203	310,130	36,916	67,045	450,294
Provided for the year	4,999	39,222	8,837	22,616	75,674
Eliminated on disposals	(300)	(26,208)	(20,663)	(4,459)	(51,630)
At 31st March, 2004	40,902	323,144	25,090	85,202	474,338
NET BOOK VALUES					
At 31st March, 2004	215,127	90,247	59,833	52,426	417,633
At 31st March, 2003	234,611	130,182	20,647	72,716	458,156

The net book value of land and buildings held by the Group at the balance sheet date comprises the following:

	2004 HK$'000	2003 HK$'000
Long term leasehold properties in the PRC	141	1,646
Medium term leasehold properties in:		
Hong Kong	214,400	232,361
PRC	586	604
	215,127	234,611

15. GOODWILL

	THE GROUP
	HK$'000
COST	
At 1st April, 2003 and 31st March, 2004	385,531
AMORTISATION AND IMPAIRMENT	
At 1st April, 2003	369,395
Provided for the year	2,305
At 31st March, 2004	371,700
NET BOOK VALUE	
At 31st March, 2004	13,831
At 31st March, 2003	16.136

The amortisation period adopted is 20 years.

16. INTERESTS IN SUBSIDIARIES

	THE COMPANY	
	2004	**2003**
	HK$'000	*HK$'000*
Unlisted shares	212,921	212,921
Loans to subsidiaries	142,000	160,900
Amounts due from subsidiaries	3,456,836	3,566,811
	3,811,757	3,940,632
Less: Loan to a subsidiary due within one year	(71,000)	-
	3,740,757	3,940,632
Less: Allowance for amounts due from subsidiaries	(704.302)	(704,302)
	3,036,455	3,236,330

The unlisted shares are stated at their carrying values which are based on the book values of the underlying net assets of the subsidiaries attributable to the Group as at the date on which the Company became the holding company of the Group under a group reorganisation in 1993.

In the opinion of the directors, the loans to subsidiaries except for an amount of HK$71,000,000 (2003: Nil) and amounts due from subsidiaries will not be repayable within twelve months from the balance sheet date and are therefore shown as non-current.

None of the subsidiaries had any debt securities outstanding at the end of the year or at any time during the year.

Particulars of the Company's principal subsidiaries at 31st March, 2004 are set out in note 43.

17. INTERESTS IN ASSOCIATES

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Share of net assets:		
Listed shares in overseas	545,310	649,099
Listed shares in Hong Kong	460,494	–
Unlisted shares	23,828	(2,986)
Goodwill *(Note (a) below)*	370,676	257,535
	1,400,308	903,648
Amount due from an associate *(Note (b) below)*	26,400	49,603
	1,426,708	953,251
Market value of listed shares:		
in Overseas	1,110,079	935,290
in Hong Kong	139,763	–
	1,249,842	935,290

Notes:

(a) Movement of goodwill is analysed as follows:

	THE GROUP
	HK$'000
COST	
At 1st April, 2003	341,244
Additions	312,119
Eliminated on disposal and dilution of interest	(205,744)
At 31st March, 2004	447,619
AMORTISATION	
At 1st April, 2003	83,709
Provided for the year	35,204
Eliminated on disposal and dilution of interest	(41,970)
At 31st March, 2004	76,943
NET BOOK VALUE	
At 31st March, 2004	370,676
At 31st March, 2003	257,535

The amortisation period adopted ranges from 10 to 20 years.

(b) The amount due from an associate is unsecured and bears interest at 1% (2003: 1%) over Hong Kong prime rate. In the opinion of the directors, the amounts will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

(c) Pursuant to a voluntary conditional general cash offer made by the Group and Hanny Holdings Limited ("Hanny"), an associate of ITC, for the shares and warrants of China Strategic Holdings Limited ("China Strategic"), other than those already owned by the Group and Hanny and parties acting in concert with them in September 2003, the Group's interest in China Strategic increased from 14.55% to 31.2%. Accordingly, the Group's investment in China Strategic has been reclassified from investment securities to interests in associates. At 31st March, 2004, the Group's interest in China Strategic was diluted to 29.4% upon the exercise of warrants and share options in China Strategic.

China Strategic is a company listed on the Hong Kong Stock Exchange and its financial year end date is 31st December. Downer EDI Limited ("Downer") is a company listed in Australia and New Zealand and its financial year end date is 30th June. Since only published financial information of China Strategic and Downer will be available and used by the Group in applying the equity method, the Group's share of interest in China Strategic and Downer at 31st March, 2004 is calculated based on the net assets of China Strategic and Downer at 31st December, 2003 and the results for China Strategic from the date of becoming an associate to 31st December, 2003 and the results for Downer from 1st January, 2003 to 31st December, 2003.

The following details have been extracted from the financial information of the Group's significant associates:

	Downer		China Strategic
	1.1.2003 to 31.12.2003	**1.1.2002 to 31.12.2002**	**1.1.2003 to 31.12.2003**
	HK$'000	*HK$'000*	*HK$'000*
Results for the year:			
Revenue from ordinary activities	16,380,841	10,322,467	2,884,493
Profit (loss) from ordinary activities before taxation	520,505	348,302	(169,184)
Profit (loss) from ordinary activities after taxation	380,746	249,036	(180,119)
	31.12.2003	**31.12.2002**	**31.12.2003**
	HK$'000	*HK$'000*	*HK$'000*
Financial position:			
Non-current assets	5,501,196	4,141,241	1,124,597
Current assets	6,281,918	4,249,336	1,064,647
Current liabilities	(4,159,429)	(2,392,544)	(161,090)
Non-current liabilities	(3,057,649)	(2,506,737)	(244,614)
Preference share capital	–	(285,987)	–
Minority interests	–	–	(250,160)

Particulars of the Group's principal associates at 31st March, 2004 are set out in note 43.

In prior years, the Group's share of losses of Downer amounting to approximately HK$123,711,000 was not accounted for as those losses arise on a contract are recoverable in full under guarantees provided by an ex-shareholder of the associate. The Group proceeded a court action against the ex-shareholder to recover the losses together with interest and other expenses incurred. The directors, having taken legal advice, believe that the suit is valid and the losses can be fully recovered from the ex-shareholder.

During the year, the Group entered into a deed of settlement with Downer whereby the Group agreed to settle the net amount, including those losses arising on the aforesaid contract, payable to Downer. Accordingly, the net amount payable to Downer has been included in amounts due to associates and an amount of approximately HK$123,711,000 to be recovered from the ex-shareholder of Downer has been included in debtors, deposits and prepayments at 31st March, 2004.

18. INTERESTS IN JOINTLY CONTROLLED ENTITIES

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Share of net assets	12,817	3,743
Amount due from a jointly controlled entity	2,000	5,000
	14,817	8,743

The amount due from a jointly controlled entity is unsecured and interest free. In the opinion of the directors, the amount will not be repayable within twelve months from the balance sheet date and is therefore shown as non-current.

Particulars of the Group's jointly controlled entities at 31st March, 2004 are set out in note 43.

19. *OTHER LONG TERM INVESTMENTS*

	THE GROUP	
	2004	2003
	HK$'000	*HK$'000*
Unlisted investments, at cost:		
in Hong Kong	15,093	15,093
in overseas	388	388
	15,481	15,481

In the opinion of the directors, the above investments are worth at least their carrying value.

20. INVESTMENTS IN SECURITIES

	Investment securities		Other investments		Total	
	2004	2003	2004	2003	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
THE GROUP						
Listed equity securities:						
in Hong Kong	–	650,063	39,374	26,527	39,374	676,590
in overseas	1,481	3,623	–	–	1,481	3,623
	1,481	653,686	39,374	26,527	40,855	680,213
Market value of listed securities	1,481	14,483	39,374	26,527	40,855	41,010
Carrying amount analysed for reporting purposes as:						
Non-current	1,481	653,686	–	–	1,481	653,686
Current	–	–	39,374	26,527	39,374	26,527
	1,481	653,686	39,374	26,527	40,855	680,213

21. AMOUNTS DUE FROM RELATED COMPANIES

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Loans receivable:		
Associates of ITC	149,333	190,054
Rosedale Hotel	–	121,000
China Strategic	–	108,337
Associates of China Strategic	86,881	–
	236,214	419,391
Other receivables:		
Associates of ITC	28	8,518
Rosedale Hotel Group	–	10,498
China Strategic and its subsidiaries	–	4,939
Associates of China Strategic	2,239	–
Other related companies	289	2,157
	238,770	445,503

The above companies are companies under common directorship with ITC.

During the year, China Strategic became an associate of the Company.

The amounts are unsecured and repayable as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Loans receivable:		
Hong Kong prime rate	–	114,000
1% over Hong Kong prime rate	–	7,000
2% over Hong Kong prime rate	236,214	273,337
3% over Hong Kong prime rate	–	25,054
	236,214	419,391
Other receivables	2,556	26,112
	238,770	445,503
Less: Amount due within one year shown under current assets	(238,770)	(277,195)
Amount due after one year	–	168,308

22. UNSECURED LOANS RECEIVABLE

The amounts are unsecured and bear interest at the following rates:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
1.5% over Paris Interbank Offered Rate	3,821	–
2% below Hong Kong prime rate	69,869	138,697
0.25% over Hong Kong prime rate	130,000	–
1% over Hong Kong prime rate	6,700	6,500
2% over Hong Kong prime rate	14,500	10,500
3% over Hong Kong prime rate	21,325	–
	246,215	155,697
Less: Amount due within one year shown under current assets	(196,215)	(155,697)
Amount due after one year	50,000	–

23. AMOUNTS DUE FROM (TO) CUSTOMERS FOR CONTRACT WORKS

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Contracts in progress at the balance sheet date:		
Contract costs incurred to date	35,203,304	32,580,432
Recognised profits less recognised losses	862,708	865,832
	36,066,012	33,446,264
Less: Progress billings	(36,248,942)	(33,740,185)
	(182,930)	(293,921)
Represented by:		
Amounts due from customers for contract works	273,210	200,934
Amounts due to customers for contract works	(456,140)	(494,855)
	(182,930)	(293,921)

At 31st March, 2004, retentions held by customers for contract works amounting to approximately HK$369,983,000 (2003: HK$367,453,000) were included in debtors, deposits and prepayments.

24. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for its contracting business are negotiated at terms determined and agreed with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

Included in debtors, deposits and prepayments are trade debtors of approximately HK$492,753,000 (2003: HK$475,084,000) and their aged analysis is as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Within 90 days	432,280	404,414
More than 90 days and within 180 days	3,784	6,896
More than 180 days	56,689	63,774
	492,753	475,084

25. AMOUNTS DUE FROM (TO) ASSOCIATES AND AMOUNTS DUE TO JOINTLY CONTROLLED ENTITIES

The amounts are unsecured, have no fixed terms of repayment and are interest free except for:

(i) an amount due from an associate of HK$174,695,000 (2003: Nil) which bears interest at 2% over Hong Kong prime rate; and

(ii) an amount due to an associate of HK$92,000,000 under a deed of settlement which is repayable in April 2004.

26. CREDITORS AND ACCRUED EXPENSES

Included in creditors and accrued expenses are trade payables of approximately HK$338,430,000 (2003: HK$317,178,000) and their aged analysis is as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Within 90 days	320,155	297,674
More than 90 days and within 180 days	5,064	4,277
More than 180 days	13,211	15,227
	338,430	317,178

27. BANK BORROWINGS

	THE GROUP		THE COMPANY	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank borrowings comprise:				
Mortgage loans	364,000	446,135	–	–
Bank loans	180,000	290,000	–	10,000
Trust receipt loans	–	23,358	–	354
Bank overdrafts	17,048	22,105	1,992	1,998
	561,048	781,598	1,992	12,352
Analysed as:				
Secured	544,000	726,135	–	–
Unsecured	17,048	55,463	1,992	12,352
	561,048	781,598	1,992	12,352
The bank borrowings are repayable as follows:				
Within one year or on demand	44,048	144,423	1,992	12,352
More than one year, but not exceeding two years	217,000	30,900	–	–
More than two years, but not exceeding five years	300,000	578,700	–	–
More than five years	–	27,575	–	–
	561,048	781,598	1,992	12,352
Less: Amount due within one year or on demand shown under current liabilities	(44,048)	(144,423)	(1,992)	(12,352)
Amount due after one year	517,000	637,175	–	–

28. PROVISION FOR LONG SERVICE PAYMENTS

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Balance brought forward	1,727	–
Provided for the year	–	1,727
Balance carried forward	1,727	1,727

The provision represents long service payments made in respect of qualified employees of the Group pursuant to the requirements under the Employment Ordinance.

29. DEFERRED TAXATION

The following are the major deferred tax liabilities and assets recognised and movements thereon during the current and prior years:

	Accelerated tax depreciation HK$'000	Undistributed earnings of an associate HK$'000	Tax losses HK$'000	Recognition of contracting income HK$'000	Others HK$'000	Total HK$'000
THE GROUP						
At 1st April, 2002						
As originally stated	28,425	–	(1,819)	5,187	4,091	35,884
Prior period adjustment on adoption of SSAP12 (Revised)	36,806	20,186	(8,611)	(1,067)	443	47,757
As restated	65,231	20,186	(10,430)	4,120	4,534	83,641
Charge (credit) to income statement	(29,860)	7,078	118	(7,839)	(4,740)	(35,243)
Effect on change in tax rate	6,115	–	(978)	386	425	5,948
Realised on dilution of interest in an associate	–	(204)	–	–	–	(204)
Exchange differences	–	2,858	–	–	–	2,858
At 31st March, 2003	41,486	29,918	(11,290)	(3,333)	219	57,000
Charge (credit) to income statement	(9,424)	11,056	2,942	(93)	(204)	4,277
Realised on dilution of interest in an associate	–	(19,799)	–	–	–	(19,799)
Exchange differences	–	8,690	–	–	–	8,690
At 31st March, 2004	32,062	29,865	(8,348)	(3,426)	15	50,168

For the purpose of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred taxation for financial reporting purposes:

	THE GROUP	
	2004 HK$'000	2003 HK$'000
Deferred tax liabilities	52,882	61,165
Deferred tax assets	(2,714)	(4,165)
	50,168	57,000

At 31st March, 2004, the Group has unused tax losses of approximately HK$1,354,000,000 (2003: HK$1,264,000,000) available for offset against future taxable profits. A deferred tax asset has been recognised in respect of approximately HK$48,000,000 (2003: HK$65,000,000) of such losses. No deferred tax asset in respect of the remaining tax losses has been recognised due to the unpredictability of future profit streams.

The Company did not have any significant unprovided deferred taxation arising during the year or at the balance sheet date.

30. SHARE CAPITAL

	Number of shares	Value HK$'000
Ordinary shares of HK$0.10 each:		
Authorised:		
At 1st April, 2002, 31st March, 2003 and 31st March, 2004	3,000,000,000	300,000
Issued and fully paid:		
At 1st April, 2002	1,036,744,924	103,675
Issue of new shares pursuant to scrip dividend scheme	26,271,113	2,627
At 31st March, 2003	1,063,016,037	106,302
Exercise of warrants	9,648,758	965
Issue of new shares pursuant to scrip dividend scheme	272,584,224	27,258
At 31st March, 2004	1,345,249,019	134,525

During the year, the following changes in the Company's share capital took place:

(a) Holders of 2003 Warrants exercised their rights to subscribe for a total of 9,648,758 new ordinary shares of HK$0.10 each in the Company for a total consideration of HK$3,860,000.

(b) Pursuant to the scrip dividend schemes which were announced by the Company on 21st July, 2003 and 19th December, 2003, the Company issued 21,038,671 (2003: 12,357,385) and 251,545,553 (2003: 13,913,728) new ordinary shares of HK$0.10 each in the Company to shareholders who elected to receive scrip dividends in respect of the final dividend for the year ended 31st March, 2003 and the interim and special dividends for the year ended 31st March, 2004, respectively. The scrip shares did not rank for the final dividend for the year ended 31st March, 2003 and the interim and special dividends for the year ended 31st March, 2004, respectively.

31. WARRANTS

	Number of shares upon subscription	Aggregate subscription amount HK$'000
2003 Warrants at a subscription price of HK$0.40 each:		
At 1st April, 2002 and 31st March, 2003	204,920,349	81,968
Exercised during the year	(9,648,758)	(3,860)
Lapsed during the year	(195,271,591)	(78,108)
At 31st March, 2004	–	–

32. SHARE OPTION SCHEMES

(a) Initial Share Option Scheme

In accordance with the Company's share option scheme (the "Initial Share Option Scheme") which was adopted on 1st September, 1993 for recognition of past services contributed by the eligible directors and employees and expired on 31st August, 2003, the directors of the Company may at their discretion grant options to any directors or full time employees of the Company or any of its subsidiaries to subscribe for shares in the Company.

At 31st March, 2003, the number of shares in respect of which options had been granted and remained outstanding under the Initial Share Option Scheme was 16,100,000, representing 1.51% of the shares of the Company in issue at that date. The maximum number of shares in respect of which options may be granted under the Initial Share Option Scheme was not permitted to exceed 10% of the issued share capital of the Company from time to time.

No option may be granted to any individual under the Initial Share Option Scheme which, if exercised in full, would result in the total number of shares of the Company already issued and issuable under all the options previously granted and to be granted to him which are for the time being subsisting and unexercised exceed 25% of the aggregate number of shares of the Company for the time being issued and issuable under the Initial Share Option Scheme.

The offer of a grant of options may be accepted within 28 days from the date of offer of options, upon payment of a consideration of HK$1.00 by the grantee. In each grant of options, the directors of the Company may at their discretion determine the specific exercise period and in any event such period of time shall not exceed a period of three years commencing on the expiry of six months after the date of acceptance of options. The exercise price is determined by the directors of the Company, and will not be less than the higher of the nominal value of the shares of the Company, and 80% of the average closing prices of the shares of the Company on the five trading days immediately preceding the date of offer of options.

The following table discloses details of the Company's share options under the Initial Share Option Scheme and movements in such holdings during the current and prior years:

		Number of shares of the Company to be issued upon exercise of the share options				
Date of grant	**Exercise price per share** *HK$*	**Balance at 1.4.2002**	**Lapsed during the year**	**Balance at 31.3.2003**	**Lapsed during the year**	**Balance at 31.3.2004**
18.12.1998	0.6048	38,349,206	(38,349,206)	-	-	-
17.12.1999	0.5552	16,100,000	-	16,100,000	(16,100,000)	-
		54,449,206	(38,349,206)	16,100,000	(16,100,000)	-

All options granted under the Initial Share Option Scheme were lapsed at 31st March, 2004.

(b) **New Share Option Scheme**

On 27th August, 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") for the purpose of providing incentive or reward to any employees, executives or officers, directors of the Group or any invested entity and any celebrity, consultant, adviser or agent of any member of the Group or any invested entity, who have contributed or will contribute to the growth and development of the Group or any invested entity ("Eligible Person"). The New Share Option Scheme will remain in force for a period of ten years from that date.

Under the New Share Option Scheme, the directors of the Company may at their discretion grant options to any Eligible Person to subscribe for shares in the Company without consideration. The directors may at their discretion determine the specific exercise period which should expire in any event no later than ten years from date of adoption of the New Share Option Scheme. The exercise price is determined by the directors of the Company and will be at least the higher of: (i) the subscription price as is permissible under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange from time to time; and (ii) the nominal value of the Company's shares.

The maximum number of shares may be issued upon the exercise of all options to be granted under the New Share Option Scheme and any other share option scheme(s) adopted by the Company must not in aggregate exceed 10% of the total number of issued shares of the Company, i.e. 103,674,492 shares, as at its adoption date. An ordinary resolution relating to the refreshing of the scheme limit on grant of options under the New Share Option Scheme and any other share option scheme(s) of the Company up to 10% of the shares of the Company in issue as at the date of such general meeting, i.e. 107,266,479 shares, representing 7.97% of the issued share capital of the Company as at the date of this report was passed at the annual general meeting of shareholders of the Company held on 8th September, 2003. Subject to the approval of the shareholders of the Company in general meeting, the limit may be refreshed to 10% of the total number of shares in issue as at the date of approval by the shareholders of the Company in general meeting. Notwithstanding the forgoing, the maximum number of shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Share Option Scheme and any other share option scheme(s) of the Company must not in aggregate exceed 30% of the total number of shares in issue from time to time.

The maximum number of shares of the Company in respect of which options may be granted to each Eligible Person under the New Share Option Scheme and any other share option scheme(s) of the Company (including both exercised, cancelled and outstanding options) in any 12-month period shall not exceed 1% of the total number of shares in issue from time to time unless such grant has been duly approved by shareholders of the Company at general meeting at which the Eligible Person and his associates (as defined in the Listing Rules) abstained from voting. Options granted to a substantial shareholder and/or an independent non-executive director or any of their respective associates (as defined in the Listing Rules) in any 12-month period in excess of 0.10% of total number of shares in issue and have an aggregate value exceeding HK$5 million must be approved by the shareholders of the Company in general meeting in advance.

No options have been granted under the New Share Option Scheme since its adoption.

33. RESERVES

	Share premium *HK$'000*	Capital reserve *HK$'000*	Accumulated profits *HK$'000*	Total *HK$'000*
THE COMPANY				
At 1st April, 2002	214,846	3,126,941	40,311	3,382,098
Issue of shares under scrip dividend scheme	(2,627)	–	–	(2,627)
Credit arising on scrip dividends *(note 11)*	–	–	5,724	5,724
Share issue expenses	(188)	–	–	(188)
Transfer	–	(646,941)	646,941	–
Loss for the year	–	–	(246,808)	(246,808)
Dividends paid	–	–	(20,858)	(20,858)
At 31st March, 2003	212,031	2,480,000	425,310	3,117,341
Premium on issue of shares	2,895	–	–	2,895
Issue of shares under scrip dividend scheme	(27,258)	–	–	(27,258)
Credit arising on scrip dividends *(note 11)*	–	–	184,409	184,409
Share issue expenses	(298)	–	–	(298)
Profit for the year	–	–	32,962	32,962
Dividends paid	–	–	(338,838)	(338,838)
At 31st March, 2004	187,370	2,480,000	303,843	2,971,213

The capital reserve of the Company comprises the credit arising from the cancellation of share premium and from the reduction of paid up capital of approximately HK$2,480,000,000 and HK$646,941,000, respectively, upon capital reorganisation. During the year ended 31st March, 2003, an amount of approximately HK$646,941,000 was transferred from the capital reserve to accumulated profits for future distribution. The Company has given a guarantee in favour of, and entered into a letter of undertaking (the "Letter of Undertaking") with, a bank in connection with a loan agreement (the "Loan Agreement") entered into between certain subsidiaries of the Company and the bank. Pursuant to the Letter of Undertaking, so long as any sums remain outstanding under the Loan Agreement, the Company cannot, under certain circumstances, without the prior consent from the bank, reduce or distribute or use the capital reserve including the transfer to the contributed surplus account.

In the opinion of the directors, the Company's reserves available for distribution to shareholders at 31st March, 2004 amounted to approximately HK$303,843,000 (2003: HK$425,310,000).

34. ACQUISITION OF SUBSIDIARIES

In March 2004, the Group acquired from an independent third party the entire issued share capital of, and shareholder's loan to, a company for a consideration of HK$57,343,000, which is satisfied by cash. The principal asset of the company is a motor vessel.

In May 2002, the Group acquired the entire issued share capital of, and shareholder's loan to, Unicon Industrial Group Limited ("Unicon") for a cash consideration of HK$103,000,000. Unicon, together with its subsidiary, solely held certain leasehold land and buildings in Hong Kong with carrying value of HK$103,000,000.

The effect of the acquisitions was summarised as follows:

	2004 *HK$'000*	2003 *HK$'000*
Net assets acquired:		
Property, plant and equipment	53,758	103,000
Unsecured loan receivable	3,585	–
	57,343	103,000
Satisfied by:		
Cash paid	57,343	103,000

The subsidiaries acquired did not make any significant impact on the Group's results and cash flows for the year.

35. **DISPOSAL OF SUBSIDIARIES**

As detailed in note 5, in December 2002 the Group disposed of the entire issued share capital of, and shareholder's loan to, Rosedale Hotel for a cash consideration of HK$250,000,000. The effect of the disposal was summarised as follows:

	2003 *HK$'000*
Net assets disposed of:	
Property, plant and equipment	647,359
Debtors, deposits and prepayments	12,555
Bank balances and cash	595
Creditors and accrued expenses	(8,808)
Bank loan	(400,000)
	251,701
Loss on disposal of subsidiaries	(1,701)
	250,000
Satisfied by:	
Cash received	250,000

Analysis of net inflow of cash and cash equivalents in connection with the disposal of subsidiaries:

	2003 *HK$'000*
Cash consideration received	250,000
Bank balances and cash disposed of	(595)
Net inflow of cash and cash equivalents in connection with the disposal of subsidiaries	249,405

The impacts on the Group's results and cash flows were disclosed in note 5.

36. MAJOR NON-CASH TRANSACTIONS

The Group had the following major non-cash transactions:

(a) Issue of additional shares as scrip dividends during the year as set out in note 30.

(b) Investments in investment securities of HK$650,063,000 (2003: Nil) has been reclassified to investments in associates.

(c) Receipt of scrip dividends of HK$7,307,000 from investment in an associate during the year ended 31st March, 2003.

(d) An unsecured loan receivable of HK$42,000,000 which was used to settle the deposit paid for the acquisition of certain property interests in the PRC was reclassified to debtors, deposits and prepayments at 31st March, 2003.

37. RETIREMENT BENEFIT SCHEMES

The Group operates defined contribution retirement benefit schemes for qualifying employees. The assets of the schemes are separately held in funds under the control of trustees.

The cost charged to the income statement represents contributions payable to the funds by the Group at rates specified in the rules of the schemes. Where there are employees who leave the schemes prior to vesting fully in the contributions, the contributions payable by the Group are reduced by the amount of forfeited contributions.

At the balance sheet date, there were no material forfeited contributions which arose upon employees leaving the schemes prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

With effective from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at the rates specified in the rules. The only obligation of the Group with respect to MPF Scheme is to make the required contributions under the scheme. No forfeited contribution is available to reduce the contribution payable in the future years.

The retirement benefit scheme contributions arising from the MPF Scheme charged to the income statement represent contributions payable to the funds by the Group at the rates specified in the rules of the scheme.

38. CONTINGENT LIABILITIES

	THE GROUP		THE COMPANY	
	2004	**2003**	**2004**	**2003**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Outstanding performance bonds in respect of construction contracts	623,257	740,529	–	–
Guarantees given to banks and financial institutions in respect of general banking facilities granted to:				
Subsidiaries	–	–	1,174,903	1,510,955
Associates	–	2,419	–	2,419
	623,257	742,948	1,174,903	1,513,374

39. OPERATING LEASE ARRANGEMENTS

(a) The Group as a lessee:

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises, which fall due as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Within one year	809	1,015
In the second to fifth year inclusive	1,607	1,958
After five years	718	1,026
	3,134	3,999

Leases are negotiated, and monthly rentals are fixed, for an average term of two years.

(b) The Group as a lessor:

At the balance sheet date, the Group had contracted with tenants for future minimum lease payments which fall due as follows:

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Within one year	26,391	26,082
In the second to fifth year inclusive	13,826	10,298
	40,217	36,380

The properties held have committed tenants for the next two years.

The Company did not have any significant operating lease arrangements at the balance sheet date.

40. PLEDGE OF ASSETS

At 31st March, 2004, certain of the Group's property, plant and equipment and investment in securities with an aggregate value of approximately HK$668,638,000 (2003: HK$890,903,000) and the issued shares of certain subsidiaries of the Company have been pledged to banks and financial institutions to secure general credit facilities granted to the Group. Facilities amounting to approximately HK$544,000,000 (2003: HK$726,135,000) were utilised at 31st March, 2004.

41. COMMITMENTS

	THE GROUP	
	2004	**2003**
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of equity investments	450,671	36,660

The Company did not have any significant capital commitment at the balance sheet date.

42. RELATED PARTY TRANSACTIONS AND BALANCES

The Group entered into the following transactions with its related parties during the year:

Class of related party	Nature of transactions	2004 *HK$'000*	2003 *HK$'000*
Associates of the Group	Construction works charged by the Group	182	2,809
	Purchase of concrete products by the Group	104	6
	Subcontracting fees charged to the Group	5,437	9,839
	Interest income charged by the Group	7,357	–
	Service fees charged to the Group	308	–
	Loan commitment fee charged by the Group	–	113
	Rentals and related building management fee charged by the Group	2,074	3,073
	Service fees charged to the Group	406	70
	Project management fees charged to the Group	–	15,000
Jointly controlled entities of the Group	Construction works charged by the Group	268	1,337
	Project management fees charged by the Group	–	5,000
	Subcontracting fees charged to the Group	104,734	242,639
	Service fees charged by the Group	144	276
	Rentals charged by the Group	102	–
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	780	748
	Purchase of building materials and related installation works by the Group	34	551
	Sales of motor car registration mark	–	790
Associates of ITC	Rentals and related building management fee charged by the Group	2,930	8,246
	Interest income charged by the Group	13,332	8,128
Other related companies	Rental and related building management fee charged by the Group	6,896	4,613
	Interest income charged by the Group	10,253	4,569
	Subcontracting fees charged by the Group	1,207	371
	Project management fees charged by the Group	–	2,321
	Purchase of medicine and health products by the Group	432	374
	Service fees charged to the Group	641	802

Other related companies are companies under common directorship or common control with ITC.

The above transactions were carried out on the following bases:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products and building materials were carried out in accordance with the negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee and loan commitment fee were charged at the pre-agreed rates.

(e) Rentals were charged at the pre-agreed fixed monthly amounts.

Details of the balance with associates, jointly controlled entities and related companies at the balance sheet date are set out in notes 17, 18, 21 and 25.

43. PARTICULARS OF PRINCIPAL SUBSIDIARIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

(a) Particulars of the Company's principal subsidiaries at 31st March, 2004 are as follows:

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Calisan Developments Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Century Harbour Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Corless Limited	British Virgin Islands	US$2 ordinary shares	100	100	Investment holding
Cycle Company Limited	Hong Kong	HK$2 ordinary shares	100	100	Property investment and holding
		HK$2 non-voting deferred shares *(Note (i) below)*	–	–	
DH Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Full Winners Limited	Hong Kong	HK$2 ordinary shares	100	100	Property sale and holding
Gunnell Properties Limited	British Virgin Islands	US$1 ordinary share	100	100	Property investment and holding
Hamker Concrete Products Limited	Hong Kong	HK$10,000,000 ordinary shares	85	85	Manufacturing and trading of concrete products
Nation Cheer Investment Limited	Hong Kong	HK$1,200,000 ordinary shares	100	100	Securities investment and trading
Paul Y. - CREC Engineering Co., Limited	Hong Kong	HK$10 ordinary shares	70	70	Civil engineering
Paul Y. - CREC Joint Venture	Hong Kong	– *(Note (ii) below)*	70	70	Civil engineering
Paul Y. - ITC (E & M) Contractors Limited	Hong Kong	HK$20,000,000 ordinary shares	99.9998	99.9998	Provision of electrical, mechanical and building services

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	Percentage of issued share capital/ registered capital attributable to the Group %	Principal activities
Paul Y. - ITC Construction Group Limited	Hong Kong	HK$2 ordinary shares	100	100	Investment holding
		HK$1,000,000 non-voting deferred shares *(Note (iii) below)*	–	–	
Paul Y. - ITC Construction Limited	Hong Kong	HK$102,000,000 ordinary shares	100	100	Building construction
Paul Y. - ITC Construction & Engineering Co. Limited	Hong Kong	HK$42,000,000 ordinary shares	100	100	Building construction and specialist works
Paul Y. - ITC General Contractors Limited	Hong Kong	HK$36,000,000 ordinary shares	100	100	Civil engineering and building construction
Paul Y. - ITC Interior Contractors Limited	Hong Kong	HK$2 ordinary shares	100	100	Interior decoration works
Paul Y. - ITC Investments Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. - ITC Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Management services
Paul Y. - ITC Plant Hire Limited	Hong Kong	HK$2 ordinary shares	100	100	Hire of motor vehicles and plant and machinery
Paul Y. Building Management Limited	Hong Kong	HK$2 ordinary shares	100	100	Property management services
Paul Y. Construction Company, Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering, building construction and investment holding
		HK$50,000,000 non-voting preferred shares *(Note (iv) below)*	–	–	
Paul Y. Foundation Holdings Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Paul Y. Foundation Limited	Hong Kong	HK$10,000,000 ordinary shares	100	100	Civil engineering and foundation works
Paul Y. Properties Group Limited	British Virgin Islands	US$1 ordinary share	100 *	100	Investment holding

Name of subsidiary	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/ registered capital held by the Company */ subsidiaries %	attributable to the Group %	Principal activities
Paul Y. Tunnel Engineering Co. Limited	Hong Kong	HK$2 ordinary shares	100	100	Civil engineering
Tai Shan Paul Y. Construction Co., Ltd.	PRC	US$5,005,340 registered capital *(Note (v) below)*	100	100	Civil engineering and building construction
Unicon Concrete Products (HK) Limited	Hong Kong	HK$12,000,002 ordinary shares	100	100	Manufacturing and trading of concrete products
Unistress Concrete Products (H.K.) Limited	Hong Kong	HK$200 ordinary shares	100	100	Manufacturing and trading of concrete products
		HK$1,000,000 non-voting deferred shares *(Note (iii) below)*	100	100	
Unistress Group Limited	British Virgin Islands	US$1 ordinary share	100	100	Investment holding
Winstate Limited	British Virgin Islands	US$1 ordinary share	100	100	Vessel holding

All of the above subsidiaries operate in Hong Kong except Hamker Concrete Products Limited and Tai Shan Paul Y. Construction Co., Ltd. which operate in the PRC.

All of the above subsidiaries are private limited companies except Paul Y. - CREC Joint Venture which is an unincorporated business.

Notes:

(i) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(ii) No capital has been contributed by the joint venture partners of the joint venture.

(iii) The holders of the non-voting deferred shares are not entitled to vote, are not entitled to any dividends for any financial year and are, on winding up or otherwise, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$100,000,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(iv) The holders of the non-voting preferred shares are not entitled to vote, are not entitled to any dividends unless the net profits of the company available for dividend exceed HK$100,000,000,000 in which case they should be entitled to a fixed non-cumulative dividend at the rate of 5% per annum for any financial year and are, on winding up, only entitled out of the surplus assets of the company to a return of the capital after a total sum of HK$10,000,000,000 has been distributed to the holders of the ordinary shares of the company.

(v) The company is a sino-foreign equity joint venture company.

(b) Particulars of the Company's principal associates at 31st March, 2004 are as follows:

Name of associate	Place of incorporation/ registration	Issued and fully paid share capital/ registered capital	Percentage of issued share capital/registered capital attributable to the Group %	Principal activities
China Strategic Holdings Limited ("China Strategic")	Hong Kong	HK$88,159,508.70 ordinary shares	29.4	Investment holding
CSCEC - Paul Y. Construction Company Limited	PRC	US$10,000,000 registered capital *(Note below)*	31.3	Civil engineering and building construction
Domain - Paul Y. Sdn. Bhd.	Malaysia	RM1,000,000 ordinary shares	49.0	Design and building construction
Downer EDI Limited ("Downer")	Australia	A$563,057,694 ordinary shares	21.3	Investment holding
Paul Y. - CREC Construction Co., Limited	Hong Kong	HK$100 ordinary shares	50.0	Civil engineering
Zhujiang Kwan On Concrete Products Co., Ltd.	PRC	RMB6,320,000 registered capital *(Note below)*	50.0	Manufacturing and trading of concrete products

All of the above associates are private limited companies except (i) Downer which is listed in Australia and New Zealand and (ii) China Strategic which is listed in Hong Kong.

All of the above associates are held by the Company indirectly.

Note: The company is a sino-foreign equity joint venture company.

(c) Particulars of the Company's jointly controlled entities at 31st March, 2004 are as follows:

Name of jointly controlled entity	Place of incorporation	Issued and fully paid share capital	Percentage of issued share capital attributable to the Group %	Principal activities
DL & PY JV Limited	Hong Kong	HK$2 ordinary shares	50	Civil engineering
Paul Y. - Penta-Ocean Joint Venture	Hong Kong	- *(Note below)*	50	Civil engineering

Note: No capital has been contributed by the joint venture partners, although the Group has contributed working capital amounting to HK$2,000,000 to this joint venture.

The above tables list the subsidiaries and associates of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries and associates would, in the opinion of the directors, result in particulars of excessive length.

3. UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP

The following is the unaudited condensed consolidated financial statements of the Group for the six months ended 30th September, 2004 as extracted from the Company's interim report for the six months ended 30th September, 2004.

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

		Unaudited	
		Six months ended 30/9/2004	**Six months ended 30/9/2003**
	Notes	*HK$'000*	*HK$'000*
Turnover	3	1,678,883	1,674,441
Cost of sales		(1,588,366)	(1,645,284)
Gross profit		90,517	29,157
Amortisation of goodwill		(1,153)	(1,153)
Administrative expenses		(61,999)	(61,938)
Profit (loss) from operations	3 & 4	27,365	(33,934)
Finance costs		(2,900)	(5,807)
Investment income – net	5	12,107	16,933
Impairment loss on investment properties		–	(15,700)
Allowance for amount due from an associate		–	(2,424)
Loss on dilution of interests in associates		(15,004)	(1,173)
Share of results of associates		48,781	111,187
Share of results of jointly controlled entities		118	7,974
Profit before taxation		70,467	77,056
Taxation	6	(31,935)	(47,359)
Profit before minority interests		38,532	29,697
Minority interests		(388)	199
Profit for the period		38,144	29,896
Dividends	7		
Interim dividend		20,538	10,937
Special dividend		–	317,174
Earnings per share	8		
Basic		2.8 cents	2.8 cents
Diluted		2.8 cents	2.3 cents

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30TH SEPTEMBER, 2004

	Notes	Unaudited 30/9/2004 HK$'000	Audited 31/3/2004 HK$'000
NON-CURRENT ASSETS			
Investment properties	9	455,000	515,000
Property, plant and equipment	9	391,445	417,633
Project under development	10	1,692,113	–
Goodwill		12,678	13,831
Interests in associates	11	1,355,188	1,426,708
Interests in jointly controlled entities		8,934	14,817
Other non-current assets		18,027	69,676
		3,933,385	2,457,665
CURRENT ASSETS			
Amounts due from customers for contract works		173,185	273,210
Debtors, deposits and prepayments	12	1,192,146	1,212,340
Investments in securities		27,641	39,374
Short term bank deposits, bank balances and cash		239,534	250,255
Other current assets		751,721	629,484
		2,384,227	2,404,663
CURRENT LIABILITIES			
Amounts due to customers for contract works		412,858	456,140
Creditors and accrued expenses	13	873,555	856,298
Amount due to a minority shareholder		100,000	–
Bank borrowings – due within one year		94,024	44,048
Other current liabilities		44,014	152,913
		1,524,451	1,509,399
NET CURRENT ASSETS		859,776	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES		4,793,161	3,352,929
MINORITY INTERESTS		374,065	10,448
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		459,000	517,000
Loan from a minority shareholder		241,000	–
Provision for long service payments		1,727	1,727
Deferred tax liabilities		959,482	52,882
		1,661,209	571,609
NET ASSETS		2,757,887	2,770,872
CAPITAL AND RESERVES			
Share capital		134,525	134,525
Reserves		2,623,362	2,636,347
SHAREHOLDERS' FUNDS		2,757,887	2,770,872

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

	Share capital *HK$'000*	Share premium *HK$'000*	Special reserve *HK$'000*	Capital reserve *HK$'000*	Other reserve *HK$'000*	Translation reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*
At 1st April, 2004	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
Exchange differences arising from translation of overseas operations	-	-	-	-	-	(29,063)	-	(29,063)
Share of reserve of an associate	-	-	-	-	7	(1,493)	-	(1,486)
Net gains (losses) not recognised in income statement	-	-	-	-	7	(30,556)	-	(30,549)
Share issue expenses	-	(26)	-	-	-	-	-	(26)
Realised on dilution of interests in associates	-	-	-	-	(185)	(190)	-	(375)
Profit for the period	-	-	-	-	-	-	38,144	38,144
Dividends paid	-	-	-	-	-	-	(20,179)	(20,179)
At 30th September, 2004	134,525	187,344	124,933	2,480,000	6,343	52,610	(227,868)	2,757,887
At 1st April, 2003	106,302	212,031	124,933	2,480,000	-	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations not recognised in income statement	-	-	-	-	-	50,275	-	50,275
Issue of shares on exercise of warrants	964	2,895	-	-	-	-	-	3,859
Share issue expenses	-	(164)	-	-	-	-	-	(164)
Realised on dilution of interest in an associate	-	-	-	-	-	(46)	-	(46)
Profit for the period	-	-	-	-	-	-	29,896	29,896
Dividends paid	-	-	-	-	-	-	(10,727)	(10,727)
At 30th September, 2003	107,266	214,762	124,933	2,480,000	-	40,525	(235,862)	2,731,624

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

	Unaudited	
	Six months ended 30/9/2004	**Six months ended 30/9/2003**
	HK$'000	*HK$'000*
Net cash from operating activities	65,927	15,910
Net cash used in investing activities	(246,905)	(19,142)
Net cash from (used in) financing activities	175,281	(19,502)
Net decrease in cash and cash equivalents	(5,697)	(22,734)
Cash and cash equivalents brought forward	233,207	213,991
Cash and cash equivalents carried forward	227,510	191,257
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	239,534	248,306
Bank overdrafts	(12,024)	(57,049)
	227,510	191,257

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2004.

3. SEGMENT INFORMATION

Business segment:

For management purposes, the Group's operations are organised into five operating divisions namely building construction, civil engineering, specialist works, construction materials and property leasing. These divisions are the basis on which the Group reports its primary segment information.

Analyses of the Group's turnover and contribution to profit (loss) from operations for the period by principal activity are as follows:

	Six months ended 30/9/2004			Six months ended 30/9/2003		
	External	Inter-segment	Total	External	Inter-segment	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover						
Construction and other contracting businesses:						
Building construction	1,248,557	–	1,248,557	1,191,411	–	1,191,411
Civil engineering	234,406	–	234,406	195,893	–	195,893
Specialist works	174,475	57,760	232,235	259,023	18,932	277,955
Construction materials	183	30,374	30,557	2,985	44,620	47,605
	1,657,621	88,134	1,745,755	1,649,312	63,552	1,712,864
Property leasing	21,262	7,876	29,138	25,129	7,835	32,964
Elimination	–	(96,010)	(96,010)	–	(71,387)	(71,387)
	1,678,883	–	1,678,883	1,674,441	–	1,674,441

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Six months ended	
	30/9/2004	30/9/2003
	HK$'000	*HK$'000*
Contribution to profit (loss) from operations		
Construction and other contracting businesses:		
Building construction	16,835	(777)
Civil engineering	18,329	(8,537)
Specialist works	10,840	(21,477)
Construction materials	(7,909)	(14,184)
	38,095	(44,975)
Property leasing	8,481	11,041
Unallocated corporate expenses	(19,211)	–
	27,365	(33,934)

4. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	Six months ended 30/9/2004	Six months ended 30/9/2003
	HK$'000	*HK$'000*
Owned assets	27,958	31,340
Less: Amount capitalised in respect of contracts in progress	(799)	(956)
	27,159	30,384

5. INVESTMENT INCOME – NET

	Six months ended 30/9/2004	Six months ended 30/9/2003
	HK$'000	*HK$'000*
(Loss) gain on disposal of investments in securities	(1,579)	326
Gain (loss) on disposal of investment properties	1,129	(526)
Unrealised holding (loss) gain on listed other investments	(8,143)	424
Interest income	20,344	16,709
Dividend income	356	–
	12,107	16,933

6. TAXATION

	Six months ended 30/9/2004	Six months ended 30/9/2003
	HK$'000	*HK$'000*
The charge comprises:		
Hong Kong Profits Tax:		
Current period	21	–
Overprovision in prior periods	–	(11)
	21	(11)
Overseas taxation	1,177	3,322
Share of tax on results of associates	23,108	32,179
	24,306	35,490
Deferred taxation	7,629	11,869
	31,935	47,359

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 17.5%) of the estimated assessable profits derived from Hong Kong for the period. No Hong Kong Profits Tax was provided in prior period since the assessable profit for that period had been wholly absorbed by tax losses brought forward.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. DIVIDENDS

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Interim dividend – 1.5 cent (2003: 1.0 cent) per share	20,538	10,937
Special dividend – Nil (2003: 29.0 cents) per share	–	317,174
	20,538	328,111

The amount of the interim dividend declared for the six months ended 30th September, 2004, which will be payable in cash has been calculated by reference to the 1,369,195,436 issued ordinary shares outstanding as at the date of this report.

During the period, a final dividend of 1.5 cent (2003: 1.0 cent) per share amounting to HK$20,179,000 (2003: HK$10,727,000) for the year ended 31st March, 2004 was approved by the shareholders.

8. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Earnings:		
Earnings for the purposes of basic earnings per share	38,144	29,896
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	–	(5,001)
Earnings for the purposes of diluted earnings per share	38,144	24,895
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	1,345,249,019	1,064,756,647

For the six months ended 30th September, 2003, the computation of diluted earnings per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

The Company's share options and warrants have been lapsed and/or exercised prior to 1st April, 2004.

9. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$4,143,000 (2003: HK$4,438,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$60,000,000 (2003: HK$21,804,000) and HK$2,373,000 (2003: HK$7,543,000), respectively.

In the opinion of the directors, the market value of the Group's investment properties did not differ significantly from their carrying value at 30th September, 2004.

10. PROJECT UNDER DEVELOPMENT

During the period, the Group purchased a 54.06% interest in a development project located in the People's Republic of China through acquisition of subsidiaries as set out in note 17.

11. INTERESTS IN ASSOCIATES

	30/9/2004	31/3/2004
	HK$'000	*HK$'000*
Share of net assets:		
Listed shares in overseas	535,235	545,310
Listed shares in Hong Kong	415,784	460,494
Unlisted shares	25,627	23,828
Goodwill	352,142	370,676
	1,328,788	1,400,308
Amount due from an associate	26,400	26,400
	1,355,188	1,426,708
Market value of listed shares:		
In overseas	1,336,663	1,110,079
In Hong Kong	121,645	139,763
	1,458,308	1,249,842

China Strategic Holdings Limited ("China Strategic"), a company listed on the Hong Kong Stock Exchange, became a principal associate of the Group on 30th September, 2003 with its financial year ended 31st December. Downer EDI Limited ("Downer"), another principal associate of the Group, is listed in the Australian Stock Exchange and the New Zealand Stock Exchange with its financial year ended 30th June. Since only published financial information of China Strategic and Downer was available and used by the Group for applying the equity method, the Group's share of net assets in China Strategic and Downer at 30th September, 2004 is calculated based on their net assets at 30th June, 2004. The Group's share of results of China Strategic for the current period and of Downer for the current and prior period is calculated based on the results of China Strategic for the six months from 1st January, 2004 to 30th June, 2004 and results of Downer for the six months from 1st January, 2004 to 30th June, 2004 and from 1st January, 2003 to 30th June, 2003 respectively.

12. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

	30/9/2004	31/3/2004
	HK$'000	*HK$'000*
Within 90 days	397,550	432,280
More than 90 days and within 180 days	9,147	3,784
More than 180 days	72,280	56,689
	478,977	492,753

Included in debtors, deposits and prepayments at 30th September, 2004 and 31st March, 2004 is an amount of approximately HK$123,711,000 which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under guarantees provided by the ex-shareholder. The Group has proceeded a court action against the ex-shareholder. The directors, having taken legal advice, believe that the suit is valid and the losses together with interest and other expenses incurred can be fully recovered from the ex-shareholder.

13. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30/9/2004	31/3/2004
	HK$'000	*HK$'000*
Within 90 days	309,936	320,155
More than 90 days and within 180 days	2,847	5,064
More than 180 days	20,158	13,211
	332,941	338,430

14. CONTINGENT LIABILITIES

	30/9/2004	31/3/2004
	HK$'000	*HK$'000*
Outstanding performance bonds in respect of construction contracts	431,143	623,257

15. COMMITMENTS

	30/9/2004	31/3/2004
	HK$'000	*HK$'000*
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of equity investments	143,071	450,671

16. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its associates, the associates and subsidiaries of ITC Corporation ("ITC") which was the ultimate holding company of the Company up to 20th October, 2004:

Class of related party	Nature of transactions	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Associates and jointly controlled entities of the Group	Construction works charged by the Group	41,820	449
	Purchase of concrete products by the Group	36	70
	Subcontracting fees charged to the Group	1,917	52,385
	Interest income charged by the Group	6,136	1,003
	Project management fee, consulting and handling fees charged by the Group	1,136	72
	Rentals and related building management fee charged by the Group	861	1,147
	Service fee charged to the Group	1	–
Subsidiaries of ITC	Rentals and related building management fee charged by the Group	336	403
	Purchase of building materials and related installation works by the Group	16	–
Associates of ITC	Rentals and related building management fee charged by the Group	611	1,816
	Interest income charged by the Group	5,241	6,933
Other related companies	Rentals and related building management fee charged by the Group	2,781	3,716
	Interest income charged by the Group	4,169	7,895
	Subcontracting fees charged by the Group	–	1,611
	Purchase of medicine and health products by the Group	–	433
	Service fee charged to the Group	1,150	39

The above transactions were carried out on the following basis:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products, building materials and medicine and health products were carried out in accordance with negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee, consulting and handling fees were charged at pre-agreed rates.

(e) Rentals were charged at pre-agreed fixed monthly amounts.

Other related companies are companies under common directorship or common control with ITC.

17. ACQUISITION OF SUBSIDIARIES

In April, 2004, the Group acquired a 90.1% of the issued share capital of, and a shareholder's loan to, Global Achiever Limited for a cash consideration of approximately HK$396,197,000. Global Achiever Limited holds indirectly a 60% interest in Jiangsu Yangtong Investment and Development Co., Ltd which is principally engaged in a development project in the PRC. This transaction has been accounted for using the purchase method of accounting.

The effect of the acquisition is summarised as follows:

	30/9/2004	**30/09/2003**
	HK$'000	*HK$'000*
Net assets acquired	396,197	–
Satisfied by:		
Cash paid	296,197	–
Balance of consideration payable to a minority shareholder	100,000	–
	396,197	–
Net cash outflow arising on acquisition:		
Cash paid	296,197	–
Bank balances and cash acquired	(2,413)	–
	293,784	–

The subsidiaries acquired during the period contributed to cash outflow of approximately HK$17,177,000 and HK$18,850,000 in respect of investing and financing activities respectively, and did not make any significant contribution to the results of the Group.

18. SUBSEQUENT EVENTS

Subsequent to 30th September, 2004, the Group has disposed of its entire shareholding in Downer as follows:

(a) In November 2004, pursuant to the incentive option agreement entered into with the Company in April 2003, a company controlled by certain executives of Downer has purchased from the Group 5.5 million shares in Downer at a price of A$2.2 each, in aggregate amounting to A$12.1 million (equivalent to approximately HK$72.6 million); and

(b) In December 2004, the Group has disposed of the remaining approximately 56.2 million shares in Downer at a price of A$4.55 each, to independent third parties. The gross sale proceeds arising from the disposal amount to approximately A$255.8 million (equivalent to approximately HK$1,504 million). Details of the transaction are set out in the announcement of the Company dated 15th December, 2004.

4. INDEBTEDNESS

At the close of business on 30th November, 2004 (being the latest practicable date for the purpose of this indebtedness statement prior to printing of this circular), the Group had outstanding borrowings of approximately HK$745.7 million which were not guaranteed by any third parties. This amount comprised of unsecured bank overdrafts of approximately HK$2.7 million, bank loans of approximately HK$502 million of which HK$494 million was secured by a property interest and certain bank balances of the Group and an unsecured loan of HK$241 million from a minority shareholder of a 90.1% owned subsidiary of the Group.

In addition, as at 30th November, 2004, the Group had contingent liabilities in respect of outstanding performance bonds on construction contracts of the Group of approximately HK$280.7 million.

Save as set out in the preceding paragraphs and apart from intra-group liabilities and normal trade payables and bills payable, none of the companies of the Group had outstanding as at the close of business of 30th November, 2004 any mortgages, charges, debentures, loan capital, debt securities (whether issued and outstanding, and authorised or otherwise created but unissued), term loans and overdrafts, or other similar indebtedness, finance leases or hire purchase commitments, liabilities under acceptances or acceptances credits or other borrowings or indebtedness in the nature of borrowings or any guarantees or other material contingent liabilities.

For the purpose of the above indebtedness statement, foreign currency amounts have been translated into Hong Kong dollars at the approximate exchange rates prevailing at the close of business on 30th November, 2004.

There has been no material change in the indebtedness or contingent liabilities of the Group since 30th November, 2004.

5. WORKING CAPITAL

The directors of the Company are of the opinion that, after taking into account the internal resources available to the Remaining Group, the net estimated proceeds of the Disposal and in the absence of unforeseen circumstances, the Remaining Group has sufficient working capital for its present requirements for the next twelve months from the date of this circular.

6. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the board of directors of the Company were not aware of any material adverse change in the financial or trading position of the Group since 31st March, 2004, the date to which the latest audited consolidated financial statements of the Group were made up.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The directors of the Company collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(A) Directors' interests and short positions in the shares, underlying shares and debentures of the Company

As at the Latest Practicable Date, the interests and short positions of the directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by the Company pursuant to section 352 of the SFO were as follows:

(a) Interests and short positions in the shares, underlying shares and debenture of the Company

Name of director	Capacity	Long position/ short position	No. of shares of the Company held	No. of underlying shares (in respect of the share options (unlisted equity derivatives)) of the Company held	Approximate % of the existing issued share capital of the Company
Dr. Charles Chan	Interest of controlled corporation *(Note)*	Long position	678,791,961	–	49.58%
Dr. Charles Chan	Beneficial owner	Long position	11,840,896	–	0.86%
Lau Ko Yuen, Tom	Beneficial owner	Long position	–	13,000,000	0.95%
Chan Fut Yan	Beneficial owner	Long position	–	13,000,000	0.95%
Chau Mei Wah, Rosanna	Beneficial owner	Long position	–	13,000,000	0.95%
Cheung Ting Kau, Vincent	Beneficial owner	Long position	–	1,300,000	0.09%
Kwok Shiu Keung, Ernest	Beneficial owner	Long position	–	1,300,000	0.09%
Chan Shu Kin	Beneficial owner	Long position	–	1,300,000	0.09%
Chow Ming Kuen, Joseph	Beneficial owner	Long position	–	1,300,000	0.09%
Cheung Hon Kit	Beneficial owner	Long position	400	–	0.00%

Note: Dr. Charles Chan was deemed to be interested in 678,791,961 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

(b) Interests and short positions in the shares, underlying shares and debenture of the following associated corporations:

(i) ITC

Name of director	Capacity	Long position/ short position	Number of ordinary shares of ITC held	Number of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC held	Approximate percentage of the existing issued ordinary share capital of ITC
Dr. Charles Chan	Interest of controlled corporation *(Note a)*	Long position	219,681,911	–	33.58%
Dr. Charles Chan	Beneficial owner	Long position	–	833,333,333 *(Note b)*	127.36%

Notes:

a. Dr. Charles Chan was deemed to be interested in 219,681,911 ordinary shares in ITC by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Charles Chan owned convertible notes issued by ITC in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares in ITC at an initial conversion price of HK$0.30 per share, subject to adjustment.

(ii) Paul Y. Engineering Group Limited (formerly known as Skynet (International Group) Holdings Limited) ("Paul Y. Engineering")

Name of director	Capacity	Long position/ short position	Number of shares of Paul Y. Engineering held	Number of underlying shares (in respect of the unlisted equity derivatives) of Paul Y. Engineering held	Approximate % of the existing issued share capital of Paul Y. Engineering
Dr. Charles Chan	Interest of controlled corporation *(Note)*	Long position	531,826,317	–	92.7%
Dr. Charles Chan	Interest of controlled corporation *(Note)*	Long position	–	100,000,000	17.3%

Note: Dr. Charles Chan was deemed to be interested in the shares and underlying shares in Paul Y. Engineering by virtue of his shareholding in Chinaview which in turn indirectly owned approximately 33.58% of the issued ordinary share capital of ITC. ITC indirectly owned approximately 49.58% of the issued share capital of the Company. Paul Y. Investments Limited, an indirect wholly-owned subsidiary of the Company, owned 531,826,317 shares of Paul Y. Engineering, whereas the Company also directly held an interest in 100,000,000 underlying shares of Paul Y. Engineering by virtue of a loan facility under which convertible note(s) will be issued by Paul Y. Engineering upon draw down of the facility.

(iii) China Strategic Holdings Limited ("China Strategic")

Name of director	Capacity	Long position/ short position	No. of shares of China Strategic held	Approximate % of the existing issued share capital of China Strategic
Dr. Charles Chan	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: Dr. Charles Chan was deemed to be interested in 258,819,795 shares in China Strategic by virtue of his shareholding in Chinaview which in turn indirectly owned approximately 33.58% of the issued ordinary share capital of ITC. ITC indirectly owned approximately 49.58% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these shares.

ITC, Paul Y. Engineering and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, as at the Latest Practicable Date, none of the directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or as recorded in the register kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in the Listing Rules.

(B) Interests and short positions of substantial shareholders/other persons recorded in the register kept under the SFO

As at the Latest Practicable Date, so far as is known to the directors and the chief executive of the Company, the following parties had an interest or short position in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) Interests and short positions of substantial shareholders in the shares and underlying shares of the Company

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the existing issued share capital of the Company
Dr. Charles Chan	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Dr. Charles Chan	Beneficial owner	Long position	11,840,896	0.86%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	690,632,857	50.44%
Chinaview	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
ITC	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Hollyfield	Beneficial owner *(Note)*	Long position	678,791,961	49.58%
Aeneas Capital Management LP as Investment Manager	Investment manager	Long position	149,430,000	10.91%
Toggenburger Christian Emil	Beneficial owner	Long position	82,457,653	6.02%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment which was, in turn a wholly-owned subsidiary of ITC, owned 678,791,961 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC. Dr. Charles Chan owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Charles Chan, was deemed to be interested in the said 678,791,961 shares in the Company held by Hollyfield and 11,840,896 shares in the Company held directly by Dr. Charles Chan.

(b) Interests and short positions of other persons in the shares and underlying shares of the Company

Name	Capacity	Long position/ short position	No. of shares of the Company held	Approximate % of the existing issued share capital of the Company
Deutsche Bank Aktiengesellschaft	Security interest	Long position	58,527,189	4.27%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	81,318,000	5.94%

Save as disclosed above, as at the Latest Practicable Date, none of the director of the Company is a director or employee of a company which had an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO.

(C) Substantial shareholding in other members of the Group

As at the Latest Practicable Date, so far as is known to the directors and the chief executive of the Company, the following parties, other than a director or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group:

Name of subsidiary	Name of shareholder	% of the existing issued share capital
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Hamker Concrete Products Limited	Lau Kwok Cheung	15.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	Jiangsu Yangkou Port Investment and Development Co., Ltd.	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%

Save as disclosed above, the directors and the chief executives of the Company are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such shares.

SERVICE CONTRACTS

None of the directors of the Company has entered into any service contracts with any member of the Group which is not terminable by the Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

The Group has claimed against an ex-shareholder of the Company under a guarantee to recover losses incurred by an associated company of the Company amounting to approximately HK$123,711,000. The Group has commenced court proceedings on 9th June, 2000 against the ex-shareholder to recover these losses together with interest and other expenses incurred. A trial will be held in June 2005. The directors of the Company, having taken legal advice, believe that the suit is valid and losses can be fully recovered from the ex-shareholder.

The ex-shareholder has commenced proceedings on 4th March, 2004 against the Company alleging that the Company failed to minimize the losses of the associated company and claiming damages to the extent of that failure together with interest and other expenses. Pursuant to the judgement of the Court of First Instance delivered on 3rd September, 2004, the Company has successfully struck out the Statement of Claim filed by the ex-shareholder in the aforesaid proceedings which have now been dismissed.

Save as disclosed above, no member of the Group was engaged in any litigation or claim of material importance to the Group and no litigation or claim of material importance to the Group is known to the directors of the Company to be pending or threatened against any member of the Group as at the Latest Practicable Date.

DIRECTORS' INTERESTS IN COMPETING BUSINESS

Interests of directors of the Company in competing businesses as at the Latest Practicable Date required to be disclosed pursuant to rule 8.10 of the Listing Rules were as follows:

Name of director	Name of company	Nature of competing business	Nature of interest	*Notes*
Dr. Charles Chan	China Strategic and its subsidiaries	Property business in Mainland China	As the chairman, chief executive officer and substantial shareholder of China Strategic	1, 3
	Hanny Holdings Limited ("Hanny") and its subsidiaries	Property business in Mainland China	As the chairman, an executive director and substantial shareholder of Hanny	2, 4
Chau Mei Wah, Rosanna	China Strategic and its subsidiaries	Property business in Mainland China	As an executive director of China Strategic	3
Cheung Hon Kit	Wing On Travel (Holdings) Limited ("Wing On Travel") and its subsidiaries	Property business in Hong Kong	As the managing director of Wing On Travel	5
	Universal Engineering & Construction Ltd ("UECL")	Construction	Holds indirect shareholding interest in UECL	6
	Silver City Limited ("Silver City")	Property business in Hong Kong	As a director and shareholder of Silver City	7
	Hanny and its subsidiaries	Property business in Mainland China	As a non-executive director of Hanny	4
	Co-Forward Development Limited ("Co-Forward")	Property business in Hong Kong	As a director and shareholder of Co-Forward	8
	China Development Limited ("China Development")	Property business in Hong Kong	As a director and shareholder of China Development	9
	Artnos Limited ("Artnos")	Property business in Hong Kong	As a director and shareholder of Artnos	10
	Orient Centre Limited ("Orient Centre")	Property business in Hong Kong	As a shareholder of Orient Centre	11
	Super Time Limited ("Super Time")	Property business in Hong Kong	As a director and shareholder of Super Time	12
	A subsidiary of China Strategic	Property business in Mainland China	As a director of a subsidiary of China Strategic	3
	Asia City Holdings Limited ("Asia City")	Property business in Hong Kong	As a director and shareholder of Asia City	13

Notes:

1. The Company holds approximately 29.36% of the issued share capital of China Strategic. Dr. Charles Chan is deemed to be a substantial shareholder of China Strategic by virtue of his deemed interests in approximately 33.58% of the issued ordinary share capital of ITC and approximately 49.58% of the issued share capital of the Company.

2. Dr. Charles Chan is deemed to be a substantial shareholder of Hanny by virtue of his deemed interests in approximately 33.58% of the issued ordinary share capital of ITC.

3. China Strategic has a land development project and owns a property in Mainland China, China Strategic is entitled to the exclusive development right to the project and also the right to obtain the land for development. By virtue of China Strategic's interest in its land development right and property, the directors of China Strategic who are also the directors of the Company are considered to have interest in businesses which compete or are likely to compete with directly or indirectly with the property business of the Group. However given that the property interest and property that is the subject of the land development right held by China Strategic is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between property business of China Strategic and that of the Company is minimal. The board of directors of China Strategic are Dr. Charles Chan, Ms. Chau Mei Wah, Rosanna, Dr. Yap, Allan, Ms. Chan Ling, Eva, Mr. Lui Siu Tsuen, Richard (alternate to Dr. Yap, Allan), Mr. Chan Kwok Hung (alternate to Dr. Charles Chan), Mr. David Edwin Bussmann, Mr. Fung Wan Yiu, Agnes and Mr. Wong King Lam, Joseph. China Strategic's issued share capital is approximately HK$88 million.

4. Hanny has a land development project in Mainland China. Hanny is entitled to the exclusive development right to the project and also the right to obtain the land for development. By virtue of Hanny's land development right in Mainland China, the directors of Hanny who are also directors of the Company are considered to have interests in businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given that the land development rights held by Hanny is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between property business of Hanny and that of the Group is minimal. The board of directors of Hanny are Dr. Charles Chan, Dr. Yap, Allan, Mr. Chan Kwok Hung, Mr. Lui Siu Tsuen, Richard, Mr. Fok Kin Ning, Canning, Mr. Edith Shih (alternate to Fok Kin Ning, Canning), Mr. Ip Tak Chuen, Edmond, Mr. Cheung Hon Kit, Mr. Yuen Tin Fan, Francis, Mr. Kwok Ka Lap, Alva and Mr. Wong King Lam, Joseph. Hanny's issued share capital is approximately HK$2.2 million.

5. Wing On Travel has a parcel of land with buildings and structures erected thereon in Guangxi Zhuang Nationality Autonomous Region, Mainland China for which a hotel development is planned including a hotel building, a staff-quarter building and a boiler room with an area of approximately 15,557.8 square metres. By virtue of Wing On Travel's interest in the parcel of land in Guangxi Zhuang Nationality Autonomous Region, Mainland China, the directors of Wing On Travel who are also directors of the Company are considered to have interests in businesses which compete or are likely to compete either directly or indirectly with property business of the Group. However, given the parcel of the land held by Wing On Travel is not in the proximity of the properties owned by the Company, the board of directors of the Company considers the competition between the property business of Wing On Travel and that of the Company is minimal. The board of directors of Wing On Travel are Mr. Yu Kam Kee, Lawrence, Mr. Cheung Hon Kit, Dr. Yap, Allan, Mr. Chan Pak Cheung, Natalis, Mr. Lui Siu Tsuen, Richard, Ms. Luk Yee Lin, Ellen, Mr. Chan Yeuk Wai, Mr. Fok Kin-ning, Canning, Ms. Shih, Edith (alternate to Mr. Fok Kin-ning, Canning), Mr. Kwok Ka Lap, Alva, Mr. Sin Chi Fai and Mr. Wong King Lam, Joseph. The issued share capital of Wing On Travel is approximately HK$322 million.

6. The board of directors of UECL consists of five directors. Mr. Cheung Hon Kit is not a director of UECL. UECL's issued share capital is HK$18,000,000.

7. Silver City owns a shop in Hong Kong for sale or lease with a gross floor area of approximately 660 square feet with cockloft. By virtue of Silver City's interest in the shop, Mr. Cheung Hon Kit, a director of Silver City who is also a director of the Company is considered to have interests in the businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given the shop held by Silver City is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Silver City and that of the Company is minimal. The board of directors of Silver City consists of two directors being Mr. Cheung Hon Kit and a private limited company. Silver City's issued share capital is HK$2.00.

8. Co-Forward owns a property in Hong Kong for sale with a gross floor area of approximately 5,000 square feet. By virtue of Co-Forward's interests in the property, Mr. Cheung Hon Kit, a director of Co-Forward who is also a director of the Company is considered to have interests in businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given the property held by Co-Forward is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Co-Forward and that of the Company is minimal. The board of directors of Co-Forward consists of two directors being Mr. Cheung Hon Kit and a private limited company. Co-Forward's issued share capital is HK$2.00.

9. China Development owns a shop in Hong Kong for lease with a gross floor area of approximately 1,080 square feet. By virtue of China Development's interest in the shop, Mr. Cheung Hon Kit, a director of China Development who is also a director of the Company is considered to have interests in businesses which compete or are likely to compete with directly or indirectly with the property business of the Group. However given the shop held by China Development is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of China Development and that of the Company is minimal. The board of directors of China Development consists of two directors being Mr. Cheung Hon Kit and a private limited company. Co-Forward's issued share capital is HK$2.00.

10. Artnos owns a property in Hong Kong. By virtue of Artnos's interest in the property, Mr. Cheung Hon Kit, a director and shareholder of Artnos who is also a director of the Company is considered to have interests in the businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given the property held by Artnos is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Artnos and that of the Company is minimal.

11. Orient Centre owns property in Hong Kong. By virtue of Orient Centre's interest in the property, Mr. Cheung Hon Kit, a shareholder of Orient Centre who is also a director of the Company is considered to have interests in the businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given the property held by Orient Centre is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Orient Centre and that of the Company is minimal.

12. Super Time owns property in Hong Kong. By virtue of Super Time's interest in the property, Mr. Cheung Hon Kit, a director and shareholder of Super Time who is also a director of the Company is considered to have interests in the businesses which compete or are likely to compete directly or indirectly with the property business of the Group. However given the property held by Super Time is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Super Time and that of the Company is minimal.

13. Asia City owns a property in Hong Kong. By virtue of Asia City's interest in the property, Mr. Cheung Hon Kit, a director and shareholder of Asia City who is also a director of the Company is considered to have interests in the businesses which complete or are likely to compete directly or indirectly with the property business of the Group. However given the property held by Asia City is not in the proximity of the properties owned by the Group, the board of directors of the Company considers the competition between the property business of Asia City and that of the Company is minimal.

Dr. Charles Chan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit are regarded as being interested in these competing businesses as mentioned above. The directors of the subsidiaries of the Company having interests in businesses that potentially compete with the businesses mentioned above make decisions collectively at board meetings. If a conflict of interest arises, Dr. Charles Chan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit will abstain from participating in making the relevant decisions for the Group. Each director of the Company is also conscious of his duties and obligations to each company and that while he is acting in the capacity as a director of a particular company, he must take into account only the interests of that company. Therefore, the Group is capable of carrying on its business independently of, and at arm's length from, the competing businesses and it intends to do so.

Save as disclosed above, none of the directors of the Company or their respective associates are interested in any business apart from the Group's businesses which competes or is likely to compete, either directly or indirectly, with the businesses of the Group.

OTHER INTERESTS OF THE DIRECTORS

As at the Latest Practicable Date:

(i) none of the directors of the Company had any interest, either direct or indirect, in any assets which have been, since 31st March, 2004, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group; and

(ii) none of the directors of the Company was materially interested in any contract or arrangement entered into by any member of the Group which is subsisting as at the date of this circular and is significant in relation to the business of the Group.

MATERIAL CONTRACTS

The following are contracts (not being contracts entered into in the ordinary course of business) entered into by the Company or its subsidiaries within the two years preceding the date of this circular up to the Latest Practicable Date and which are or may be material:

1. Call option agreement ("Call Option Agreement") dated 28th April, 2003 entered into between Pembinaan DGL Holdings Sdn. Bhd. ("Pembinaan"), a wholly-owned subsidiary of the Company, as grantor and Tarrow Pty Ltd ("Tarrow") as gurantee and the Company in relation to the grant by Pembinaan to Tarrow of an option to purchase 8.75 million Downer Shares (adjusted from 35 million shares in Downer as a result of the consolidation of every 4 shares in Downer into 1 Downer Share on 28th November, 2003) from Pembinaan at A$2.2 per Downer Share;

2. Mandate letter dated 24th June, 2003 entered into between the Company, ITC, Hanny and Kingsway Capital Limited, 28 forms of acceptance and transfer of a total of 64,592,089 shares in the capital of China Strategic entered into between Calisan Developments Limited ("Calisan"), a wholly-owned subsidiary of the Company, Well Orient Limited ("Well Orient"), a wholly-owned subsidiary of Hanny and various accepting shareholders and 3 forms of acceptance and transfer of a total of 21,900 warrants of China Strategic entered into between Calisan, Well Orient and various accepting warrantholders in relation to the mandatory conditional cash offer by Kingsway SW Securities Limited on behalf of Calisan and Well Orient to acquire all the issued shares of China Strategic ("China Strategic Shares") and outstanding warrants of China Strategic ("China Strategic Warrants") at the price of HK$0.139 per China Strategic Share and HK$0.001 per China Strategic Warrant respectively, other than those shares in and warrants of China Strategic then owned by Calisan and Well Orient and parties acting in concert with them, and to cancel all outstanding options of China Strategic ("China Strategic Options") at the price of HK$0.001 per China Strategic Option;

3. Contract note for disposal by Pembinaan of 8.75 million Downer Shares (adjusted from 35 million shares in Downer as a result of consolidation of 4 shares in Downer into 1 consolidated Downer Share on 28th November, 2003) at A$3.48 per Downer Share on 4th November, 2003;

4. Contract note for disposal by Pembinaan of 20 million consolidated Downer Shares at A$3.68 per Downer Share on 8th December, 2003;

5. Sale and purchase agreement dated 30th March, 2004 entered into between Century Harbour Limited ("Century Harbour", a wholly-owned subsidiary of the Company) and Steady Forth Limited ("Steady Forth") in relation to the acquisition by Century Harbour from Steady Forth of 90.1% of the issued share capital of, and all shareholders' loans to, Global Achiever Limited ("Global Achiever"), which holds indirectly a 60% interests in Jiangsu Yangtong Investment and Development Co., Ltd. ("Jiangsu Yangtong Investment") for a consideration of HK$396 million. Century Harbour also undertook to advance to Global Achiever an amount up to US$16 million (equivalent to approximately HK$124.8 million) to enable it or its subsidiary to pay up its proportion of the registered capital of Jiangsu Yangtong Investment;

6. Sale and purchase agreement dated 27th March, 2004 entered into between Wellington Equities Inc. ("Wellington") as vendor and Growing Success Limited ("Growing Success", a wholly-owned subsidiary of the Company) as purchaser (as amended and supplemented by supplemental agreements dated 29th March, 2004, 21st June, 2004 and 20th October, 2004) in relation to the acquisition by Growing Success from Wellington of the entire issued share capital of Hidden Advantage Investments Limited ("Hidden") together with the outstanding shareholder's loans of HK$72.8 million due by Hidden to Wellington for a total consideration of HK$30,000,000, of which HK$10,000,000 will be paid in cash and the remaining HK$20,000,000 will be satisfied by the issue of 20,000,000 Consolidated shares of HK$0.50 each in Skynet (International Group) Holdings Limited ("Skynet") ("Consolidated Shares", which are shares of Skynet upon completion of capital reorganization) out of the Hidden Consideration Shares (as defined below) to Wellington;

7. Sale and purchase agreement dated 29th March, 2004 entered into between Skynet and the Company (as amended and supplemented by supplemental agreements dated 25th June, 2004, 30th August, 2004 and 20th October, 2004) in relation to the acquisition by Skynet from the Company of the entire issued share capital of, and shareholder's loan owing by, Paul Y. - ITC Construction Holdings (B.V.I.) Limited at a consideration of HK$400,000,000, which will be satisfied by the issue and allotment of 400,000,000 Consolidated Shares by Skynet;

8. Underwriting agreement dated 29th March, 2004 entered into between Skynet and the Company (as amended and supplemented by supplemental agreements dated 25th June, 2004, 30th August, 2004 and 20th October, 2004) in relation to the underwriting by the Company of the proposed open offer of 45,070,995 new Consolidated Shares ("Offer Shares") on the basis of 5 Offer Shares for every 2 Consolidated Shares on an assured basis at HK$1.00 per Offer Share for a commission of 2% of the aggregate subscription price of the actual number of Offer Shares underwritten by the Company, which will be a maximum of about HK$901,420;

9. Sale and purchase agreement dated 29th March, 2004 entered into between Skynet and the Company (as amended and supplemented by supplemental agreements dated 25th June, 2004, 30th August, 2004 and 20th October, 2004) in relation to the acquisition by Skynet from the Company of the entire issued share capital of Hidden and shareholder's loan due by Hidden to Growing Success for a consideration of HK$113.6 million, which will be satisfied by the issue and allotment of 113,600,000 Consolidated Shares ("Hidden Consideration Shares") by Skynet;

10. Settlement agreement dated 29th November, 2004 entered into between the Company, Pembinaan and Tarrow, pursuant to which Tarrow purchased only 5.5 million Downer Shares under the notice of exercise of the option. In consideration thereof, each party waived all claims that it may have against the other in respect of the purchase of the remaining 3.25 million Downer Shares under the option; and

11. Agreement between the Company, Pembinaan and UBS in relation to the Disposal.

PROCEDURES FOR DEMANDING A POLL

Pursuant to bye-law 66 of the Bye-laws, a resultion put to the vote at a general meeting shall be decided on a show of hands of members present in person or by a duly authorised corporate representative or by proxy entitled to vote unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded:

(i) by the chairman of the meeting; or

(ii) by at least three members present in person or by a duly authorised corporate representative or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person or by a duly authorised corporate representative or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by any member or members present in person or by a duly authorised corporate representative or by proxy and holding Shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

In accordance with the requirements of the Listing Rules, the results of the polls will be published by way of an announcement in the local newspapers on the business day following the meeting.

GENERAL

a. The qualified accountant of the Company is Mr. Wong Yiu Hung, CPA, FCCA.

b. The secretary of the Company is Ms. Wong Lai Kin, Elsa, LL.B., LL.M., MCF, a qualified solicitor in Hong Kong and England and Wales.

c. The registered office of the Company is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of the Company in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

d. The principal share registrars and transfer office of the Company is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrar and transfer office of the Company is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

e. The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection at the office of Richards Butler at 20th Floor, Alexandra House, 16-20 Chater Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 8th February, 2005:

- the memorandum of association and bye-laws of the Company;
- the audited consolidated financial statements of the Company for each of the years ended 31st March, 2003 and 2004;
- the interim report of the Company for the six months ended 30th September, 2004;
- the material contracts referred to in this appendix;
- the following circulars issued by the Company pursuant to the requirements set out under Chapter 14 of the Listing Rules since 31st March, 2004, being the date to which the latest published audited consolidated financial statements of the Group were made up:
  - a circular dated 5th May, 2004 regarding acquisition of an approximately 54.06% indirect interest in a joint venture company to build and operate a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, China;
  - a circular dated 30th July, 2004 regarding refreshing of the 10% limit on grant of options under the share option scheme, general mandates to issue shares and to repurchase shares, re-election of retiring directors and amendments to the bye-laws;
  - a circular dated 7th October, 2004 regarding scrip dividend scheme with cash option in relation to the final dividend for the year ended 31th March, 2004; and
  - a circular dated 30th November, 2004 regarding restructuring proposal of Skynet involving, inter alia, disposal of Paul Y. - ITC Construction Holdings (B.V.I.) Limited and its subsidiaries and Hidden; and underwriting of open offer of Skynet resulting in acquisition of interests in Skynet.

此乃要件 請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下保華德祥建築集團有限公司股份，請立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容或因倚賴該等內容而引致之任何損失承擔任何責任。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

主要交易

出售於DOWNER EDI LIMITED之全部權益

財務顧問

英高財務顧問有限公司

二零零五年一月二十四日

目　錄

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「聯繫人士」	指	具有上市規則就此詞語所界定之涵義
「本公司」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所上市
「關連人士」	指	具有上市規則就此詞語所界定之涵義
「出售事項」	指	本集團於二零零四年十二月十四日透過瑞士銀行出售約56,200,000股Downer股份
「Downer」	指	Downer EDI Limited，其證券在澳洲證券交易所及紐西蘭證券交易所上市
「Downer集團」	指	Downer及其附屬公司
「Downer股份」	指	Downer每股2.0澳元之普通股份
「陳博士」	指	陳國強博士，德祥企業及本公司之主席兼主要股東
「本集團」	指	本公司及其附屬公司
「德祥企業」	指	德祥企業集團有限公司，其為本公司之主要股東，擁有保華德祥已發行股本之49.6%權益。德祥企業之證券在聯交所上市
「最後實際可行日期」	指	二零零五年一月二十日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市規則所載上市公司董事進行證券交易的標準守則
「剩餘集團」	指	本集團，不包括於Downer之投資
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「聯交所」	指	香港聯合交易所有限公司
「收購守則」	指	香港公司收購及合併守則
「瑞士銀行」	指	瑞士銀行，澳洲分行
「港元」	指	香港法定幣值港元
「澳元」	指	澳洲法定幣值澳元
「%」	指	百份比率

除本通函另有指明外，以澳元列值之款額已按1.00澳元兑5.88港元之匯率換算為港元(僅供參考)。該匯率乃僅供參考及並不構成任何款額曾經、原應或可能按上述匯率或任何其他匯率進行換算之陳述。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

執行董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
周美華
張漢傑

非執行董事：
張定球

獨立非執行董事：
郭少強
陳樹堅
周明權

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

主要交易
出售於DOWNER EDI LIMITED之全部權益

緒言

本公司之董事已於二零零四年十二月十五日公佈，本公司一間在馬來西亞註冊成立之全資附屬公司已於二零零四年十二月十四日透過瑞士銀行按每股Downer股份4.55澳元之價格(約相等於每股Downer股份26.8港元)向獨立第三方出售約56,200,000股Downer股份，此乃本集團所持有之全部Downer股權。

出售事項

本公司、本公司之全資附屬公司及瑞士銀行已於二零零四年十二月十四日就透過瑞士銀行向六位以上的獨立第三方出售約56,200,000股Downer股份而訂立一項協議。出售事項已於二零零四年十二月十四日進行，並已於二零零四年十二月十七日交收。

瑞士銀行並非本公司之關連人士。就本公司董事在作出一切合理查詢後所確知、得悉及相信，各承配人及彼等之最終實益擁有人均為獨立第三方，與本公司及本公司之關連人士概無關連。

該等約56,200,000股Downer股份乃本集團所持有之全部Downer股權，並已按每股Downer股份4.55澳元之價格(約相等於每股Downer股份26.8港元)出售。該等約56,200,000股Downer股份佔Downer於進行出售事項之日期之已發行股本總額約19.5%。出售事項完成後，本集團不再持有任何Downer股份。

出售事項之價格乃經參考Downer股份近期市價後，與瑞士銀行共同協定。出售事項之價格每股Downer股份4.55澳元（約相等於每股Downer股份26.8港元）較：

- Downer股份於二零零四年十二月十三日（即緊接出售事項前之最後交易日）在澳洲證券交易所所報之收市價每股Downer股份4.870澳元（約相等於每股Downer股份28.6港元）折讓約6.6%；

- 根據本公司於二零零四年十二月十日發表之公佈所披露之獎勵選擇權協議，每股Downer股份之行使價2.2澳元（約等於每股Downer股份13.2港元）溢價約106.8%；

- Downer股份截至二零零四年十二月十三日（包括該日）止五個交易日之平均收市價每股Downer股份4.786澳元（約相等於每股Downer股份28.1港元）折讓約4.9%；及

- Downer股份於二零零四年六月三十日之資產淨值每股Downer股份2.918澳元（約相等於每股Downer股份17.2港元）溢價約55.9%。

進行出售事項之理由及利益

出售事項乃本公司將其尚餘於Downer之投資出售套現之良機。根據本公司於二零零四年九月三十日之綜合資產負債表所示，該等約56,200,000股Downer股份之賬面淨值為665,000,000港元。預期本集團在出售事項完成後將會分別錄得截至二零零五年三月三十一日止年度之估計溢利總額約839,000,000港元（未扣除稅項及有關支出）及570,000,000港元（已扣除稅項及有關支出）。扣除稅項及有關支出前及扣除稅項及有關支出後之估計溢利所出現之重大差異主要有關撥備馬來西亞及澳洲稅項估計約231,000,000港元。本公司董事相信，出售事項之條款乃公平合理，並符合本公司股東之整體利益。

出售事項對本公司之資產與負債之影響

由於Downer之資產淨值以往按權益計算法在本公司之綜合損益表列賬，故出售事項不會對本集團之負債總額造成任何重大的影響，但先前參考本集團應佔Downer之保留溢利後撥備之遞延稅項負債約36,000,000港元將會回撥及削減。在出售事項完成後，本集團之資產總額將會因除稅及支出後之估計溢利淨額而增加約570,000,000港元。

剩餘集團之財務及業務前景

憑藉其現有平台，實施嚴謹之成本控制措施以維持良好之財務管理狀況，以及根據審慎之投資及發展政策，剩餘集團將繼續貫徹其長遠策略，努力物色具潛力投資項目、招徠商機及收取投資項目貢獻及股息。

所得款項之用途

進行出售事項所得之款項總額約為255,800,000澳元（未扣除稅項及有關支出），約相等於1,504,000,000港元，已經以現金全數支付。進行出售事項之所得款項淨額在扣除有關支出後約為1,466,000,000港元。

本公司之董事會有意把進行出售事項所得之款項其中一大部份以現金股息之形式分派予本公司之股東，惟至今尚未就股息款額或何時宣派作出最後決定，亦**不能確保將來必會派付股息**。出售所得款項倘有任何餘額，將會用作一般企業上的用途。

倘落實宣派任何上述股息，本公司將會就此再度刊登公佈。

本公司之資料

本集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資、基建項目發展及投資、與及製造及買賣建築材料。此外，本集團亦持有中策集團有限公司之29.4%股權。

於二零零四年三月，本集團參與天網(國際集團)有限公司(「天網」)之重組建議，其中包括出售Paul Y. - ITC Construction Holdings (B.V.I.) Limited及其附屬公司及Hidden Advantage Investments Limited及包銷天網之公開發售事項，本集團根據上述綜合行動須購入天網之權益，詳情載於本公司於二零零四年十一月三十日刊發之通函內。有關交易已於二零零五年一月十七日完成。

Downer之資料

Downer於二零零一年成為本公司之聯營公司。Downer在澳洲證券交易所及紐西蘭證券交易所上市。Downer集團之主要業務包括向澳洲、紐西蘭、亞洲及太平洋區的公營及私營電力、鐵路、公路、電訊、採礦及礦產加工業界提供全面的工程及基建管理服務。

下表乃Downer集團分別截至二零零四年六月三十日及二零零三年六月三十日止兩個年度之經審核綜合業績概要：

	二零零四年		二零零三年	
	千澳元	千港元	千澳元	千港元
收入	3,172,782	18,655,958	2,679,930	15,355,999
除稅前溢利	109,235	642,302	94,743	542,877
稅項	(27,689)	(162,811)	(28,171)	(161,420)
除稅後溢利	81,546	479,491	66,572	381,457

Downer集團於二零零四年六月三十日之經審核綜合資產淨值約為823,000,000澳元(約相等於4,839,200,000港元)。Downer集團於二零零四年六月三十日之資產總值約為2,119,100,000澳元(約相等於12,460,300,000港元)。

一般資料

根據上市規則，由於出售事項之應計「百份比率」超逾25%但低於75%，根據上市規則，出售事項構成本公司之一項主要交易。

然而，本公司已接獲一個有密切關係之股東小組(德祥企業及陳博士)以書面作出股東批准。該股東小組合共持有之有關證券面值超逾50%，且該等證券附有權力，其持有人可出席本公司之股東大會及在會上投票。德祥企業由一九九七年二月開始正式成為本公司之主要股東，其全資附屬公司現時持有678,791,961股本公司股份，約相等於本公司之已發行股本之49.6%。陳博士因持有德祥企業之33.6%權益，故被視為擁有德祥企業之全資附屬公司所持有之678,791,961股本公司股份之權益。此外，陳博士自二零零三年二月開始直接持有11,840,896股本公司股份，約相等於本公司之已發行股本之0.9%。德祥企業及陳博士在以往一直以同樣方向就本公司股東週年大會之例行決議案以外之股東決議案投票。就收購守則而言，陳博士與德祥企業乃「一致行動」之人士。

陳博士或德祥企業或彼等各自之任何聯繫人士概無持有任何Downer股份，而在出售事項內亦無擁有任何重大權益。由於並無任何本公司之股東或彼等之任何聯繫人士在出售事項內擁有與其他本公司股東所擁有者不同之權益，故假若本公司須召開股東大會以批准出售事項，概無任何股東須在會上放棄投票。因此，本公司毋須為批准出售事項而舉行股東大會。

其他資料

務請垂注載於本通函各附錄之其他資料。

此致

列位本公司股東　台照

代表
保華德祥建築集團有限公司
董事會
主席
陳國強博士
謹啟

二零零五年一月二十四日

1. 財務概要

以下為本集團截至二零零四年三月三十一日止三個年度各年之已刊發經審核綜合業績、本集團於二零零二年三月三十一日、二零零三年三月三十一日及二零零四年三月三十一日之經審核資產與負債、本集團截至二零零三年九月三十日及二零零四年九月三十日止六個月之未經審核綜合業績及本集團於二零零三年九月三十日及二零零四年九月三十日之未經審核資產與負債之概要：

	截至三月三十一日止年度			截至九月三十日止六個月	
	二零零二年	二零零三年	二零零四年	二零零三年	二零零四年
	(附註)	(附註)			
	千港元	千港元	千港元	千港元	千港元
營業額	5,343,810	3,636,182	3,382,466	1,674,441	1,678,883
除税前溢利(虧損)	125,243	(316,718)	208,566	77,056	70,467
税項	(49,020)	(37,809)	(45,678)	(47,359)	(31,935)
除税後溢利(虧損)	76,223	(354,527)	162,888	29,697	38,532
少數股東權益	(6,605)	498	739	199	(388)
年度／期間溢利(虧損)	69,618	(354,029)	163,627	29,896	38,144

	於三月三十一日			於九月三十日	
	二零零二年	二零零三年	二零零四年	二零零三年	二零零四年
	(附註)	(附註)			
	千港元	千港元	千港元	千港元	千港元
總資產	6,194,242	4,873,156	4,862,328	5,093,570	6,317,612
總負債及少數股東權益	(3,246,969)	(2,214,625)	(2,091,456)	(2,361,946)	(3,559,725)
股東資金	2,947,273	2,658,531	2,770,872	2,731,624	2,757,887

附註：由於採納會計實務準則第12號(經修訂)「所得税」而作出前期調整，故數字已予重列。

2. 經審核財務報表

以下為本集團截至二零零四年三月三十一日止兩個年度各年之經審核綜合收益表以及於二零零三年及二零零四年三月三十一日之經審核綜合資產負債表，連同有關附註(「財務報表」)，有關資料乃摘錄自本公司截至二零零四年三月三十一日止年度之年報。

綜合收益表

截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
營業額			
本公司及附屬公司		3,382,466	3,636,182
攤佔聯營公司及共同控制機構		4,790,806	3,965,982
		8,173,272	7,602,164
本集團營業額		3,382,466	3,636,182
銷售成本		(3,284,544)	(3,612,284)
毛利		97,922	23,898
行政費用		(123,705)	(171,516)
出售已終止業務之虧損	5	–	(1,701)
物業、機械及設備之減值虧損		–	(110,327)
經營虧損	6	(25,783)	(259,646)
融資成本	7	(9,829)	(25,794)
投資開支淨額	8	(13,785)	(32,036)
投資物業重估虧絀		(14,000)	(99,392)
出售投資物業之虧損		(2,152)	–
應收聯營公司款項之準備		(21,526)	(13,964)
出售及攤薄聯營公司權益所致收益(虧損)		152,863	(4,665)
攤佔聯營公司業績		133,704	112,859
攤佔共同控制機構業績		9,074	5,920
除税前溢利(虧損)		208,566	(316,718)
税項	10	(45,678)	(37,809)
未計少數股東權益前溢利(虧損)		162,888	(354,527)
少數股東權益		739	498
年度溢利(虧損)		163,627	(354,029)
股息	11	348,290	21,218
每股盈利(虧損)	12		
基本		0.146港元	(0.340)港元
攤薄		0.142港元	(0.342)港元

綜合資產負債表
於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元 (重列)
非流動資產			
投資物業	13	515,000	572,608
物業、機械及設備	14	417,633	458,156
商譽	15	13,831	16,136
聯營公司權益	17	1,426,708	953,251
共同控制機構權益	18	14,817	8,743
其他長期投資	19	15,481	15,481
證券投資	20	1,481	653,686
應收一間關連公司款項	21	—	168,308
無抵押應收貸款	22	50,000	—
遞延稅項資產	29	2,714	4,165
		2,457,665	2,850,534
流動資產			
應收客戶合約工程款項	23	273,210	200,934
應收賬款、訂金及預付款項	24	1,212,340	1,073,857
應收關連公司款項	21	238,770	277,195
應收聯營公司款項	25	178,668	45,859
無抵押應收貸款	22	196,215	155,697
證券投資	20	39,374	26,527
可退回稅款		15,831	6,457
短期銀行存款		24,824	210,963
銀行結存及現金		225,431	25,133
		2,404,663	2,022,622
流動負債			
應付客戶合約工程款項	23	456,140	494,855
應付賬款及應計開支	26	856,298	775,761
應付聯營公司款項	25	96,273	10,113
應付共同控制機構款項	25	55,584	69,343
應付稅項		1,056	4,503
一年內到期之銀行借款	27	44,048	144,423
		1,509,399	1,498,998
流動資產淨值		895,264	523,624
總資產減流動負債		3,352,929	3,374,158
少數股東權益		10,448	15,560
非流動負債			
一年後到期之銀行借款	27	517,000	637,175
長期服務金撥備	28	1,727	1,727
遞延稅項負債	29	52,882	61,165
		571,609	700,067
資產淨值		2,770,872	2,658,531
資本及儲備			
股本	30	134,525	106,302
儲備		2,636,347	2,552,229
股東資金		2,770,872	2,658,531

資產負債表
於二零零四年三月三十一日

	附註	二零零四年 千港元	二零零三年 千港元
非流動資產			
附屬公司權益	16	3,036,455	3,236,330
流動資產			
訂金及預付款項		940	249
對附屬公司放款－一年內到期	16	71,000	－
銀行結存		75	107
		72,015	356
流動負債			
應計開支		740	691
銀行借款	27	1,992	12,352
		2,732	13,043
流動資產(負債)淨值		69,283	(12,687)
資產淨值		3,105,738	3,223,643
資本及儲備			
股本	30	134,525	106,302
儲備	33	2,971,213	3,117,341
股東資金		3,105,738	3,223,643

綜合股本變動表

截至二零零四年三月三十一日止年度

	股本 千港元	股份溢價 千港元	特別儲備 千港元	資本儲備 千港元	其他儲備 千港元	滙兑儲備 千港元	累計虧損 千港元	合計 千港元
於二零零二年四月一日								
如前呈報	103,675	214,846	124,933	3,126,941	–	(90,313)	(485,052)	2,995,030
前期調整（附註2）	–	–	–	–	–	–	(47,757)	(47,757)
經重列	103,675	214,846	124,933	3,126,941	–	(90,313)	(532,809)	2,947,273
因換算海外業務而產生，但並未在綜合收益表內確認之滙兑差額	–	–	–	–	–	76,971	–	76,971
根據以股代息計劃發行股份	2,627	(2,627)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	5,724	5,724
發行股份費用	–	(188)	–	–	–	–	–	(188)
於一間聯營公司之權益攤薄時變現	–	–	–	–	–	3,638	–	3,638
轉撥	–	–	–	(646,941)	–	–	646,941	–
年度虧損	–	–	–	–	–	–	(354,029)	(354,029)
已付股息	–	–	–	–	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
因換算海外業務而產生之滙兑差額	–	–	–	–	–	142,847	–	142,847
攤佔聯營公司儲備	–	–	–	–	6,733	1,150	–	7,883
並未在綜合收益表內確認之收益淨額	–	–	–	–	6,733	143,997	–	150,730
根據以股代息計劃發行股份	27,258	(27,258)	–	–	–	–	–	–
以股代息所產生之進賬	–	–	–	–	–	–	184,409	184,409
行使認股證	965	2,895	–	–	–	–	–	3,860
發行股份費用	–	(298)	–	–	–	–	–	(298)
出售及攤薄聯營公司權益時變現	–	–	–	–	(212)	(50,937)	–	(51,149)
年度溢利	–	–	–	–	–	–	163,627	163,627
已付股息	–	–	–	–	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872

本集團之累計虧損包括分別由本集團之聯營公司及共同控制機構留存之滾存溢利約123,577,000港元（二零零三年：83,778,000港元）及12,821,000港元（二零零三年：3,747,000港元）。

本集團之特別儲備指附屬公司於其被本集團收購當日之股本面值及股份溢價，與作為收購代價而發行之股本面值間之差額。

本集團資本儲備之詳情載於附註33。

綜合現金流動表
截至二零零四年三月三十一日止年度

	附註	二零零四年 千港元	二零零三年 千港元
經營業務			
經營虧損		(25,783)	(259,646)
就下列項目進行調整：			
物業、機械及設備之折舊及攤銷		71,666	78,095
商譽攤銷		2,305	2,306
物業權益之減值虧損		1,496	–
物業、機械及設備之減值虧損		–	110,327
應收貸款準備撥回		–	(1,000)
出售物業、機械及設備之(收益)虧損		(3,312)	4,475
出售已終止業務之虧損		–	1,701
長期服務金撥備		–	1,727
未計營運資金變動前之經營業務現金流量		46,372	(62,015)
待轉售物業減少		–	7,692
應收(付)客戶合約工程款項(增加)減少 (扣除應計利息開支、折舊及攤銷)		(101,929)	59,158
應收賬款、訂金及預付款項(增加)減少		(22,096)	313,123
應收關連公司款項減少(增加)		10,801	(8,141)
應收聯營公司款項減少		20,667	11,016
應付賬款及應計開支增加(減少)		8,351	(348,940)
應付關連公司款項減少		–	(1,467)
應付聯營公司款項(減少)增加		(23,092)	5,631
用於經營業務之現金		(60,926)	(23,943)
已付香港利得税		(11,822)	(23,791)
已付海外税項		(4,487)	(5,330)
已收聯營公司股息		52,648	35,682
已收共同控制機構股息		–	5,000
香港利得税退款		–	1,340
用於經營業務之現金淨額		(24,587)	(11,042)
投資業務			
出售聯營公司權益所得款項		573,107	–
償還應收貸款		69,128	15,000
出售投資物業所得款項		47,056	3,900
關連公司償還款項		38,439	–
出售物業、機械及設備所得款項		30,798	12,908
已收利息		26,895	16,795
出售其他投資所得款項		23,599	4,094
聯營公司償還款項		4,000	–
共同控制機構償還款項		3,000	–
收購聯營公司權益		(96,559)	–
墊支關連公司貸款		(86,881)	(394,337)
墊支聯營公司款項		(68,681)	(3,000)
收購附屬公司(扣除所收購之現金及與現金等值項目)	34	(57,343)	(103,000)
其他投資增加		(40,021)	(28,431)
應收貸款增加		(13,500)	(21,857)
物業、機械及設備增加		(9,859)	(28,611)
投資證券增加		–	(6,033)
出售附屬公司所得款項 (扣除出售之現金及與現金等值項目)	35	–	249,405
到期時贖回非上市債務證券		–	100,000
出售投資證券所得款項		–	9,429
出售其他長期投資所得款項		–	808
來自(用於)投資業務之現金淨額		443,178	(172,930)

	二零零四年 千港元	二零零三年 千港元
融資活動		
償還銀行貸款	(215,493)	(351,918)
已付股息	(154,429)	(15,134)
已付利息	(14,883)	(30,092)
償還共同控制機構款項	(13,759)	(22,351)
少數股東（獲償還）墊支貸款	(4,373)	1,744
發行股份費用	(298)	(188)
因行使認股權證而發行股份所得款項	3,860	–
已付附屬公司少數股東股息	–	(1,350)
新籌取銀行貸款	–	296,321
用於融資活動之現金淨額	(399,375)	(122,968)
現金及與現金等值項目增加（減少）淨額	19,216	(306,940)
現金及與現金等值項目承前	213,991	520,931
現金及與現金等值項目結轉	233,207	213,991
現金及與現金等值項目結存分析		
短期銀行存款	24,824	210,963
銀行結存及現金	225,431	25,133
銀行透支	(17,048)	(22,105)
	233,207	213,991

賬目附註

截至二零零四年三月三十一日止年度

1. **概述**

本公司在百慕達註冊成立為受豁免有限公司，其股份在香港聯合交易所有限公司(「香港聯交所」)上市。其最終控股公司為德祥企業集團有限公司(「德祥企業」)，該公司亦於百慕達註冊成立，股份在香港聯交所上市。

本公司為一間投資控股公司。其主要附屬公司、聯營公司及共同控制機構之業務詳情載列於附註43。

2. **採納會計實務準則**

於本年度，本集團首次採用以下由香港會計師公會頒佈之香港財務報告標準。本集團採納會計實務準則第12條(經修訂)「所得稅」。實施會計實務準則第12條(經修訂)之主要影響與遞延稅項有關。於過往年度，乃使用收益表負債法就遞延稅項作出部份撥備，即除預期於可見將來不會撥回之時差外，就所產生之時差確認負債。會計實務準則第12條(經修訂)規定須採納資產負債表負債法。據此，遞延稅項之核算除有限之例外情況外，均以財務報表內資產及負債之賬面值與計算應課稅溢利所用之相應稅務基準之間所有暫時性差異予以確認。因會計實務準則第12條(經修訂)並未作出具體過渡期規定，本集團已追溯應用該項新會計政策，比較數字已因此而重新編列。

由於會計政策出現此項改變，於二零零二年四月一日之累計虧損增加47,757,000港元而本年度溢利則減少1,008,000港元(二零零三年：年度虧損增加5,313,000港元)。

3. **主要會計準則**

本賬目乃根據歷史成本(已就投資物業及證券投資之重估作出修訂)編製，並採用香港普遍接納之會計準則，其中主要之會計準則載列如下：

綜合基準

綜合賬目包括本公司及其附屬公司截至每年三月三十一日之賬目。

年內收購或出售附屬公司、聯營公司及共同控制機構之業績乃由實際收購日期起或至實際出售日期止(視情況而定)計入綜合收益表中。

所有集團內公司間之主要交易及結餘在綜合賬目時均予以對銷。

投資物業

投資物業為因其投資潛質而持有之已落成物業，任何租金收入均按公平原則磋商釐定。投資物業按結算日之公開市值入賬。除非有關租約之剩餘年期(包括可續年期)為二十年或以下，投資物業並無折舊撥備。

因投資物業重估而產生之任何盈餘或虧絀計入投資物業重估儲備或從該儲備中扣除，惟倘若該儲備之結餘不足以補足有關虧絀，則虧絀超逾投資物業重估儲備結餘之數額從收益表中扣除。若過往已於收益表中扣除虧絀，而其後產生重估盈餘，則此項盈餘乃計入收益表以對銷過往已扣除之虧絀。於出售投資物業時，該物業應佔之投資物業重估儲備結餘轉撥往收益表。

物業、機械及設備

物業、機械及設備按成本減折舊及攤銷及任何已識別減值虧損列賬。

租約土地之成本按有關租約剩餘年期以直線法攤銷。

樓宇成本乃按有關租約剩餘年期或五十年(以較短之期間為準)以直線法撇銷。

其他資產按其估計可使用年期以直線法折舊以撇銷其成本，年率如下：

廠房及機器	10%
汽車及船舶	10%－20%
傢俬及裝置	20%
電腦設備	33$^{1}/_{3}$%

過往年度，汽車、傢俬及固定裝置乃按年率10%折舊，惟自二零零三年四月一日起已改為按年率20%折舊，以反映本集團資產可使用年期之過往經驗。折舊率改變使本年度折舊開支增加約14,215,000港元。

當資產出售或廢置時，其出售所得款項與賬面值之差額即為出售而產生之損益，並列入收益表。

商譽

合併時產生之商譽乃指收購成本超出本集團佔收購日期附屬公司或聯營公司可辨認資產及負債公平價值之差額。

商譽乃撥充資本，並按其有效經濟壽命以直線法攤銷。收購聯營公司所產生之商譽列入聯營公司之賬面值。收購附屬公司所產生之商譽於資產負債表內獨立呈列。

出售附屬公司或聯營公司時，應佔之未攤銷商譽數額計算在出售之損益內。

附屬公司投資

於附屬公司之投資按成本減任何已確認之減值虧損計入本公司之資產負債表。

聯營公司權益

綜合收益表包括本集團佔聯營公司收購後之年度業績。在綜合資產負債表中，聯營公司權益按本集團攤佔聯營公司之淨資產另加於收購產生且至今並未撇銷或攤銷之溢價減已識別之任何減值虧損列賬。

共同控制機構權益

共同控制機構指以合資安排另行成立之獨立機構，其每名合資方於該等機構均擁有權益。

本集團於共同控制機構之權益乃按本集團佔有關共同控制機構之資產淨值減已識別之任何減值虧損列入綜合資產負債表。本集團所佔共同控制機構收購後業績列入綜合收益表。

證券投資

證券投資於交易日確認，初步以成本計值。

除持有至到期債務證券以外之投資均列為投資證券或其他投資。

投資證券指長期持有作策略性投資之證券，按其於結算日後之呈報日期之成本扣除減值虧損列賬。

其他投資按公平值列賬，而未變現盈虧則計入年度損益淨額。

其他長期投資

其他長期投資按成本減任何已識別之減值虧損列賬。

減值

於每一結算日，本集團審閱其資產之賬面值，以便確定是否有任可跡象顯示該等資產蒙受減值虧損。倘一項資產之可收回款額估計少於其賬面值，則該項資產之賬面值將撇減至其可收回款額。減值虧損即時確認為開支。

倘減值虧損隨後撥回，則該項資產之賬面值將增加至可收回款額之經修訂估計數額，惟增加後之賬面值不得超過倘於過往年度並無確認減值虧損所計算之賬面值。撥回之減值虧損即時確認為收入。

工程合約

倘工程合約之結果可確實地予以估計，則工程費用參考合約於結算日之完成階段(與工程收入之基準相同)確認為開支。倘工程合約之結果不可確實地予以估計，則工程費用在產生之期間確認為開支。倘管理層估計有可預見虧損，則會為此提撥準備。

倘現時之工程費用加經確認溢利減經確認虧損超出進度付款，則盈餘以應收客戶合約工程款項呈示。倘進度付款超出現時之工程費用加經確認溢利減經確認虧損，則盈餘以應付客戶合約工程款項呈示。

營業租約

根據營業租約應付之租金按有關租約年期以直線法自收益表內扣除。

營業額

營業額指年內經核實之合約總值以及本集團就其合約工程提供項目管理服務而收取及應收取之款項總額、經營酒店、物業租金及有關收入以及因出售物業而已收及應收之總收益。

收入確認

來自工程合約之收入乃按竣工百分比方法，並參考年內已進行工程價值確認。

經營酒店之收入於提供服務時確認。

投資之股息收入於本集團收取股息之權利確立時確認。

利息收入按時間比例以尚未償還之本金額及適用之利率入賬。

營業租約租金收入按有關租約年期以直線法確認。

將借貸成本撥作資本

與符合以下條件之資產(需一段頗長時間方可提供作擬定用途或銷售之資產)之收購、建築或生產直接有關之借貸成本，乃撥作該等資產之部份成本。於資產大致上可供作擬定用途或銷售後，該等借貸成本便不再撥作資本。特定借貸於撥作符合條件資產之支出前用作短暫投資所賺取之投資收入，會自撥作資本之借貸成本中扣除。

其他一切借貸成本在產生之期間內確認為開支。

退休福利成本

定額供款退休福利計劃之款額已於到期支付時列作開支或撥作在建合約項目之資本。

稅項

所得稅開支指現時應付稅項及遞延稅項。

現時應付稅項乃按本期間應課稅溢利計算。應課稅溢利與收益表中所報溢利淨額不同，乃由於前者不包括在其他年度應課稅收入或可扣稅開支項目，並且不包括永不需課稅或扣稅之項目。

遞延稅項為就財務報表資產及負債賬面值及計算應課稅溢利相應稅基差額而預期須支付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽(或負商譽)或因業務合併以外原因開始確認其他資產及負債而引致之臨時差額既不影響應課稅務溢利，亦不影響會計溢利，則不會確認該等資產及負債。

遞延稅項負債乃按因於附屬公司及聯營公司之投資以及合營企業權益而引致之應課稅臨時差額而確認，惟倘本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖時則作別論。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入收益表。惟倘遞延稅項與直接在股本權益中扣除或計入股本權益之項目有關，則遞延稅項亦會於股本權益中處理。

外幣

以外幣結算之交易均按交易日之滙率折算，而以外幣結算之貨幣資產及負債則按結算日之滙率折算。滙兌盈虧概撥入收益表中處理。

合併賬目時，本集團香港以外其他地方業務之資產及負債乃按結算日之現行滙率換算。收支項目按期內平均滙率換算。由此產生之滙兌差額(如有)列為股東資金，並撥入本集團之換算儲備。有關換算差額於業務出售期間確認為收入或開支。

4.　**業務及地區分部**

業務分部

就管理而言，本集團之業務現時分為七個經營部門，分別為樓宇建築工程、土木工程、專項工程、建築材料、工程及基建服務、物業租賃及銷售物業。此等部門為本集團報告其主要分部資料之基準。

董事認為，收錄應佔聯營公司及共同控制機構營業額之比例份額可更清晰顯示本集團之業務狀況。

截至二零零四年三月三十一日止年度之業務分部資料呈列如下：

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	物業租賃 千港元	銷售物業 千港元	其他 千港元	對銷 千港元	綜合 千港元
營業額										
對外銷售	2,418,339	463,440	448,849	3,448	–	48,390	–	–	–	3,382,466
分部之間銷售	28,713	–	76,384	71,029	–	15,635	–	–	(191,761)	–
	2,447,052	463,440	525,233	74,477	–	64,025	–	–	(191,761)	3,382,466
攤佔聯營公司及共同控制機構	9,872	55,597	–	6,793	4,691,253	–	–	27,291	–	4,790,806
總計	2,456,924	519,037	525,233	81,270	4,691,253	64,025	–	27,291	(191,761)	8,173,272
業績										
分部業績	(10,122)	(5,632)	(4)	(24,923)	–	14,898	–	–		(25,783)
融資成本										(9,829)
投資開支淨額										(13,785)
投資物業重估虧絀	–	–	–	–	–	(14,000)	–	–		(14,000)
出售投資物業之虧損	–	–	–	–	–	(2,152)	–	–		(2,152)
應收聯營公司款項之準備										(21,526)
出售及攤薄聯營公司權益之收益(虧損)	–	–	–	–	171,317	–	–	(18,454)		152,863
攤佔聯營公司業績	334	(16)	–	1,793	174,239	–	–	(42,646)		133,704
攤佔共同控制機構業績	–	9,074	–	–	–	–	–	–		9,074
除稅前溢利										208,566
稅項										(45,678)
未計少數股東權益前溢利										162,888
少數股東權益										739
年度溢利										163,627

分部之間之銷售額乃按市價收取或(倘並無可供參考之市價)按雙方釐定及同意之條款收取。

	樓宇建築工程 千港元	土木工程 千港元	專項工程 千港元	建築材料 千港元	工程及基建服務 千港元	物業租賃 千港元	銷售物業 千港元	其他 千港元	綜合 千港元
資產									
分部資產	938,381	450,958	179,949	64,016	–	559,663	–	–	2,192,967
聯營公司權益	21,019	249	–	4,582	760,813	–	–	640,045	1,426,708
共同控制機構權益	–	14,817	–	–	–	–	–	–	14,817
未分配企業資產									1,227,836
總資產									4,862,328
負債									
分部負債	775,262	297,904	99,633	31,295	–	22,636	–	–	1,226,730
未分配企業負債									854,278
總負債									2,081,008
其他資料									
資本增添	2,374	992	2,975	1,999	–	351	–	54,926	63,617
商譽攤銷	2,305	–	–	–	–	–	–	–	2,305
物業、機械及設備之折舊及攤銷	21,411	6,415	21,072	6,544	–	11,430	–	8,802	75,674
物業權益減值虧損	–	–	–	–	–	1,496	–	–	1,496
期權協議虧損	–	–	–	–	–	–	–	52,871	52,871
上市投資證券減值虧損	–	–	–	–	–	–	–	2,142	2,142

於截至二零零三年三月三十一日止年度，本集團於出售若干附屬公司時中斷經營其酒店及餐飲業務(詳見附註5)。

截至二零零三年三月三十一日止年度之業務分部資料呈列如下：

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	對銷	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
營業額										
對外銷售	2,232,876	555,794	720,304	14,488	–	55,733	8,340	48,647	–	3,636,182
分部之間銷售	47,016	127	103,722	45,472	–	19,846	–	–	(216,183)	–
	2,279,892	555,921	824,026	59,960	–	75,579	8,340	48,647	(216,183)	3,636,182
攤佔聯營公司及共同控制機構	50,816	109,900	–	3,501	3,801,765	–	–	–	–	3,965,982
總計	2,330,708	665,821	824,026	63,461	3,801,765	75,579	8,340	48,647	(216,183)	7,602,164
業績										
分部業績	(40,625)	(56,092)	(55,264)	(21,324)	–	25,749	209	(1,972)		(149,319)
物業、機械設備之減值虧損										(110,327)
融資成本										(25,794)
投資開支淨額										(32,036)
重估投資物業產生之虧絀	–	–	–	–	–	(99,392)	–	–		(99,392)
應收聯營公司款項撥備										(13,964)
攤薄一間聯營公司權益所致虧損	–	–	–	–	(4,665)	–	–	–		(4,665)
攤佔聯營公司業績	2,404	(17)	–	306	121,836	–	–	–		124,529
攤佔共同控制機構業績	–	5,920	–	–	–	–	–	–		5,920
一間聯營公司權益之減值虧損										(11,670)
除稅前虧損										(316,718)
所得稅開支										(37,809)
未計少數股東權益前虧損										(354,527)
少數股東權益										498
年度虧損										(354,029)

分部之間之銷售額乃按市價收取或（倘並無可供參考之市價）按雙方釐定及同意之條款收取。

	持續經營業務							已終止業務		
	樓宇建築工程	土木工程	專項工程	建築材料	工程及基建服務	物業租賃	銷售物業	酒店及餐飲	其他	綜合
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
資產										
分部資產	1,069,212	368,008	193,942	96,168	–	619,005	–	–	–	2,346,335
聯營公司權益	43,231	293	–	3,093	906,634	–	–	–	–	953,251
共同控制機構權益	–	8,743	–	–	–	–	–	–	–	8,743
未分配企業資產										1,564,827
總資產										4,873,156
負債										
分部負債	871,883	298,347	95,744	47,353	–	22,770	–	–	–	1,336,097
未分配企業負債										862,968
總負債										2,199,065
其他資料										
資本增添	1,866	1,855	3,388	15,895	–	4,734	–	383	490	28,611
商譽攤銷	2,306	–	–	–	–	–	–	–	–	2,306
物業、機械及設備之折舊及攤銷	16,708	6,473	22,179	7,479	–	10,819	–	9,366	5,977	79,001
上市投資證券減值虧損	–	–	–	–	–	–	–	–	11,376	11,376
非上市其他投資減值虧損	–	–	–	–	–	–	–	–	7,463	7,463

地區分部

本集團之業務位於中華人民共和國(香港除外)(「中國」)及香港。

下表按地區市場劃分(不論商品／服務來源地)提供本集團營業額之分析：

	營業額	
	二零零四年	二零零三年
	千港元	千港元
香港	3,292,897	3,609,919
中國	89,569	26,263
	3,382,466	3,636,182

截至二零零三年三月三十一日止年度內，本集團已終止業務所產生之48,647,000港元收入主要來自香港。

以下為按資產之所在地區劃分，對分部資產賬面值及資本增添之分析：

	分部資產賬面值		資本增添	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
香港	3,990,936	3,826,165	61,591	13,416
中國	109,085	114,510	2,026	15,195
太平洋地區及東南亞	762,307	932,481	–	–
	4,862,328	4,873,156	63,617	28,611

5. **已終止業務**

於二零零二年七月，本集團訂立一份有條件買賣協議，以現金代價250,000,000港元出售從事酒店及餐飲業務之珀麗酒店集團有限公司(「珀麗酒店」，連同其附屬公司統稱為「珀麗酒店集團」)之全部已發行股本及股東貸款。該項交易已於二零零二年十二月二日完成。

二零零二年四月一日至二零零二年十一月三十日期間酒店及餐飲業務之業績(已載入截至二零零三年三月三十一日止年度綜合賬目)如下：

	千港元
營業額	48,647
經營成本	(50,619)
融資成本	(10,151)
期間虧損	(12,123)

於二零零三年三月三十一日止年度內，珀麗酒店集團為本集團之經營業務現金流量淨額貢獻約3,796,000港元，並分別就投資及融資活動支付約355,000港元及約7,652,000港元。

珀麗酒店集團之資產及負債於出售日期之賬面值載於附註35。

出售珀麗酒店錄得虧損約1,701,000港元(按出售所得款項減附屬公司淨資產賬面值計算)。是項交易並無產生任何應計或撥回稅項。

6. 經營虧損

	二零零四年 千港元	二零零三年 千港元
經營虧損已扣除：		
核數師酬金	2,030	2,065
折舊及攤銷：		
物業、機械及設備（下文附註(a)）	71,666	78,095
商譽（列入行政開支）	2,305	2,306
物業權益之減值虧損	1,496	–
出售物業、機械及設備之虧損	–	4,475
營業租約租金：		
樓宇	3,556	3,206
機械及設備	3,616	692
員工支出（下文附註(b)）	112,202	134,503
並已計入：		
營業租約之租金收入：		
樓宇，已扣除支銷20,171,000港元（二零零三年：19,691,000港元）	19,555	27,625
機械及設備	385	2,596
出售物業、機械及設備之收益	3,312	–

附註：

	二零零四年 千港元	二零零三年 千港元
(a) 物業、機械及設備之折舊及攤銷：		
自置資產	75,674	79,001
減：撥作在建合約工程資本之數額	(4,008)	(906)
	71,666	78,095
(b) 員工支出：		
董事酬金（附註9）：		
袍金	100	73
退休福利計劃供款	885	1,217
其他酬金	30,157	14,732
	31,142	16,022
其他員工支出：		
薪酬及其他福利	286,924	417,730
退休福利計劃供款，減除沒收供款1,462,000港元（二零零三年：10,197,000港元）	8,326	5,590
	326,392	439,342
減：撥作在建合約工程資本之數額	(214,190)	(304,839)
	112,202	134,503

7. 融資成本

	二零零四年 千港元	二零零三年 千港元
借款成本：		
須於五年內全數償還之銀行借款	13,628	17,215
毋須於五年內全數償還之銀行借款	–	10,892
其他	1,255	515
	14,883	28,622
減：撥作在建合約工程資本之數額	(5,054)	(2,828)
	9,829	25,794

8. 投資開支淨額

	二零零四年 千港元	二零零三年 千港元
出售下列項目之收益：		
上市投資證券	–	1,605
其他上市投資	3,892	–
就下列項目之減值虧損：		
上市投資證券	(2,142)	(11,376)
其他非上市投資	–	(7,463)
期權協議虧損	(52,871)	–
利息收入	37,300	9,550
其他上市投資未變現持有收益（虧損）淨額	36	(24,352)
	(13,785)	(32,036)

9. 董事及僱員酬金

本年度董事及五位最高薪人員之酬金詳情如下：

(a) 董事酬金

	二零零四年 千港元	二零零三年 千港元
袍金：		
執行董事	80	53
非執行董事	20	20
	100	73
其他酬金：		
執行董事		
薪酬及其他福利	12,697	13,865
酌定花紅	17,000	–
退休福利計劃供款	885	1,217
非執行董事		
薪酬及其他福利	460	867
	31,042	15,949
	31,142	16,022

董事酬金級別如下：

	董事人數 二零零四年	二零零三年
零港元至1,000,000港元	3	6
1,000,001港元至1,500,000港元	1	–
1,500,001港元至2,000,000港元	2	–
3,000,001港元至3,500,000港元	1	2
3,500,001港元至4,000,000港元	–	1
4,000,001港元至4,500,000港元	–	1
7,500,001港元至8,000,000港元	3	–

(b)　**僱員酬金**

本集團於本年度5位最高薪人員包括於年內在任之4名董事及一名僱員(二零零三年：五位董事)。該5名最高薪人員之酬金詳情如下：

	二零零四年 千港元	二零零三年 千港元
袍金	40	41
薪酬及其他福利	10,557	15,325
酌定花紅	17,245	2,080
退休福利計劃供款	676	1,246
	28,518	18,692

彼等酬金級別如下：

	僱員人數 二零零四年	二零零三年
2,500,001港元至3,000,000港元	1	–
3,000,001港元至3,500,000港元	1	2
3,500,001港元至4,000,000港元	–	1
4,000,001港元至4,500,000港元	–	2
7,500,001港元至8,000,000港元	3	–

年內，本集團並無向五位最高薪人員(包括董事)支付酬金以作為加入本集團或於加入本集團時之獎勵，或作為離職補償。此外，年內概無任何董事放棄任何酬金。

10. **稅項**

	二零零四年 千港元	二零零三年 千港元 (重列)
稅項支出包括：		
香港利得稅：		
本年度	–	42
過往年度準備不足	166	22,471
	166	22,513
海外稅項	3,322	5,453
攤佔聯營公司業績之稅項	49,022	36,484
	52,510	64,450
遞延稅項：		
本年度	(6,832)	(32,589)
本年度應佔香港稅率變動	–	5,948
	(6,832)	(26,641)
	45,678	37,809

香港利得稅乃根據本年度源自香港之估計應課稅溢利按稅率17.5%(二零零三年：16.0%)計算。

海外稅項根據有關司法權區之適用稅率計算。

本年度之稅項支出與收益表所列溢利(虧損)之對賬如下：

	二零零四年 千港元	二零零三年 千港元
除稅前溢利(虧損)	208,566	(316,718)
按香港利得稅稅率17.5%(二零零三年：16%)計算之稅項	36,499	(50,675)
在稅務方面不可扣減開支之稅務影響	29,361	39,482
在稅務方面毋須課稅收入之稅務影響	(43,366)	(15,513)
未確認扣減暫時差額之稅務影響	245	346
動用先前未確認之可扣減暫時差額之稅務影響	(17,129)	1,441
未確認稅務虧損之稅務影響	24,086	43,959
動用先前未確認稅務虧損之稅務影響	(8,220)	(27,130)
於其他司法權區經營業務之聯營公司及共同控制機構之不同稅率之稅務影響	24,036	17,480
適用稅率增加導致之期初遞延稅項負債增加	–	5,948
過往年度撥備不足	166	22,471
本年度稅項開支	45,678	37,809

遞延稅項之詳情載列於附註29。

11. 股息

	二零零四年 千港元	二零零三年 千港元
已付二零零四年中期股息－每股1.0仙（二零零三年：每股1.0仙）	10,937	10,491
已付二零零四年特別股息－每股29.0仙（二零零三年：無）	317,174	－
擬派二零零四年末期股息－每股1.5仙（二零零三年：每股1.0仙）	20,179	10,727
	348,290	21,218

年內派息中約有8,327,000港元及176,082,000港元（二零零三年：2,301,000港元及3,423,000港元），分別根據本公司董事於二零零三年七月二十一日及二零零三年十二月十九日所公佈之本公司以股代息計劃支付。此數額已於年內撥入本公司滾存溢利。

截至二零零四年三月三十一日止年度建議之以股代息連同現金選擇權之末期股息之數額乃參照本報告書刊發之日已發行股份1,345,249,019股計算。

12. 每股盈利（虧損）

本年度每股基本及攤薄盈利（虧損）乃根據以下數據計算：

	二零零四年 千港元	二零零三年 千港元 （重列）
盈利（虧損）：		
計算每股基本盈利（虧損）之盈利（虧損）	163,627	(354,029)
潛在攤薄普通股之效應：		
基於聯營公司每股盈利攤薄之攤佔聯營公司業績調整	(4,651)	(2,944)
計算每股攤薄盈利（虧損）之盈利（虧損）	158,976	(356,973)
股份數目：		
計算每股基本及攤薄盈利（虧損）之普通股加權平均數	1,117,367,985	1,042,310,331

由於本公司購股權及認股權證之行使價高於兩年各自之每股股份之平均市價，故在計算每股攤薄盈利（虧損）時乃假設其未被轉換。

就源於上文附註2所示會計準則改變而對比較性每股基本及攤薄虧損之調整如下：

	基本 港元	攤薄 港元
二零零三年每股虧損對賬：		
調整前申報數字	(0.335)	(0.337)
採納會計實務準則第12號（經調整）所產生之調整	(0.005)	(0.005)
經重列	(0.340)	(0.342)

13. **投資物業**

	本集團	
	二零零四年	二零零三年
	千港元	千港元
估值		
承前結存	572,608	675,900
轉自按金及預付款項	5,600	–
出售	(49,208)	(3,900)
重估產生之虧絀	(14,000)	(99,392)
結轉結存	515,000	572,608

本集團持有之投資物業於結算日之賬面值如下：

	二零零四年	二零零三年
	千港元	千港元
香港長期租約物業：	60,000	74,000
中期租約物業：		
香港	455,000	455,000
中國	–	43,608
	515,000	572,608

本集團之投資物業乃根據營業租約持作出租用途。

若干投資物業（賬面值455,000,000港元）已於二零零四年三月三十一日由獨立專業估值師永利行評值顧問有限公司按公開市值基準重估。其餘之投資物業（賬面值60,000,000港元）已於二零零四年三月三十一日由董事參照本集團與獨立第三方訂立之買賣協議所列之價值重新估值。因重估產生之虧絀合共14,000,000港元(二零零三年：99,392,000港元)已從收益表扣除。

14. 物業、機械及設備

	土地及樓宇 千港元	設備及機械 千港元	汽車及船舶 千港元	傢具、裝置及電腦設備 千港元	總額 千港元
本集團					
成本					
於二零零三年四月一日	270,814	440,312	57,563	139,761	908,450
收購一間附屬公司	–	–	53,758	–	53,758
添置	141	3,904	2,294	3,520	9,859
出售	(14,926)	(30,825)	(28,692)	(5,653)	(80,096)
於二零零四年三月三十一日	256,029	413,391	84,923	137,628	891,971
折舊、攤銷及減值					
於二零零三年四月一日	36,203	310,130	36,916	67,045	450,294
本年度準備	4,999	39,222	8,837	22,616	75,674
出售後對銷	(300)	(26,208)	(20,663)	(4,459)	(51,630)
於二零零四年三月三十一日	40,902	323,144	25,090	85,202	474,338
賬面淨值					
於二零零四年三月三十一日	215,127	90,247	59,833	52,426	417,633
於二零零三年三月三十一日	234,611	130,182	20,647	72,716	458,156

本集團所持之土地及樓宇於結算日之賬面淨值包括：

	二零零四年 千港元	二零零三年 千港元
中國長期租賃物業	141	1,646
中期租賃物業於：		
香港	214,400	232,361
中國	586	604
	215,127	234,611

15. 商譽

	本集團 千港元
成本值	
於二零零三年四月一日及二零零四年三月三十一日	385,531
攤銷及減值	
於二零零三年四月一日	369,395
本年度準備	2,305
於二零零四年三月三十一日	371,700
賬面淨值	
於二零零四年三月三十一日	13,831
於二零零三年三月三十一日	16,136

採納之攤銷期為20年。

16. 附屬公司權益

	本公司 二零零四年 千港元	二零零三年 千港元
非上市股份	212,921	212,921
予附屬公司之貸款	142,000	160,900
應收附屬公司款項	3,456,836	3,566,811
	3,811,757	3,940,632
減：貸予一間附屬公司之貸款－於一年內到期	(71,000)	－
	3,740,757	3,940,632
減：應收附屬公司款項準備	(704,302)	(704,302)
	3,036,455	3,236,330

非上市股份按賬面值列值，而此乃按本公司根據一九九三年集團重組成為本集團控股公司之日，本集團應佔附屬公司相關淨資產之賬面值計算。

董事認為，除71,000,000港元(二零零三年：零)外，予附屬公司之貸款及應收附屬公司款項毋須於結算日起計十二個月內償還，故列為非流動項目。

並無附屬公司於年終或年內任何時間擁有任何尚未償還之債務證券。

本公司各主要附屬公司於二零零四年三月三十一日之詳情載列於附註43。

17. **聯營公司權益**

	本集團	
	二零零四年	二零零三年
	千港元	千港元
攤佔淨資產：		
海外上市股份	545,310	649,099
香港上市股份	460,494	—
非上市股份	23,828	(2,986)
商譽（下文附註(a)）	370,676	257,535
	1,400,308	903,648
應收一間聯營公司款項（下文附註(b)）	26,400	49,603
	1,426,708	953,251
上市股份之市值:		
海外	1,110,079	935,290
香港	139,763	—
	1,249,842	935,290

附註：

(a) 商譽變動分析如下：

	本集團
	千港元
成本	
於二零零三年四月一日	341,244
添置	312,119
出售及攤薄權益時對銷	(205,744)
於二零零四年三月三十一日	447,619
攤銷	
於二零零三年四月一日	83,709
本年度準備	35,204
出售及攤薄權益時對銷	(41,970)
於二零零四年三月三十一日	76,943
賬面淨值	
於二零零四年三月三十一日	370,676
於二零零三年三月三十一日	257,535

採納之攤銷期為10至20年。

(b) 應收聯營公司款項為無抵押及按香港最優惠利率加1厘(二零零三年：1厘)計息。董事認為，應收聯營公司款項毋須於結算日起計十二個月內償還，故列為非流動。

(c) 根據本集團與德祥企業之聯營公司錦興集團有限公司(「錦興」)向並非由本集團與錦興以及彼等之一致行動人士所擁有之中策集團有限公司(「中策」)股份及認股權證提出之自願性有條件全面現金收購建議，於二零零三年九月，本集團於中策之權益由14.55%增至31.2%，故本集團於中策由投資證券重新歸類為聯營公司權益。於二零零四年三月三十一日，本集團於中策之權益因行使中策之認股權證及購股權而攤薄至29.4%。

中策乃一間於香港聯合交易所上市之公司，其財政年度結束日期為十二月三十一日。Downner EDI Limited(「Downer」)乃一間於澳洲及新西蘭上市之公司，其財政年結日為六月三十日。由於本集團權益於採用權益法時僅可查閱及採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer於二零零四年三月三十一日之權益乃分別根據此兩間公司於二零零三年十二月三十一日之資產淨值及中策由成為聯營公司之日起至二零零三年十二月三十一日之業績以及Downer由二零零三年一月一日至二零零三年十二月三十一日之業績計算。

以下詳情乃摘錄自本集團之重要聯營公司財務資料：

	Downer		中策
	二零零三年一月一日至二零零三年十二月三十一日	二零零二年一月一日至二零零二年十二月三十一日	二零零三年一月一日至二零零三年十二月三十一日
	千港元	千港元	千港元
年度業績：			
日常業務收入	16,380,841	10,322,467	2,884,493
除稅前日常業務溢利(虧損)	520,505	348,302	(169,184)
除稅後日常業務溢利(虧損)	380,746	249,036	(180,119)

	二零零三年十二月三十一日	二零零二年十二月三十一日	二零零三年十二月三十一日
	千港元	千港元	千港元
財務狀況：			
非流動資產	5,501,196	4,141,241	1,124,597
流動資產	6,281,918	4,249,336	1,064,647
流動負債	(4,159,429)	(2,392,544)	(161,090)
非流動負債	(3,057,649)	(2,506,737)	(244,614)
優先股本	–	(285,987)	–
少數股東權益	–	–	(250,160)

本集團各主要聯營公司於二零零四年三月三十一日之詳情載列於附註43。

過往年度，本集團攤佔Downer因合約而產生之虧損約123,711,000港元，可根據聯營公司之一位前度股東提供之擔保而悉數收回，故並未列入本集團賬目內。本集團向該名前股東採取法律行動，追討上述虧損連同有關之利息及其他支出。董事於聽取法律意見後，相信訴訟成功機會頗大，應可向該名前股東全數追收虧損數額。

年內，本集團與Downer訂立一項償付契據，據此，本集團同意清償淨款額，包括應付Downer上述合約所造成之損失。因此，於二零零四年三月三十一日，應付Downer淨款額已歸入應付聯營公司款項，而將向Downer前股東追收之約123,711,000港元則歸入應收賬款、訂金及預付款項。

18. **共同控制機構權益**

	本集團	
	二零零四年	二零零三年
	千港元	千港元
攤佔淨資產	12,817	3,743
應收共同控制機構款項	2,000	5,000
	14,817	8,743

應收共同控制機構款項為無抵押及免息。董事認為，有關款項毋須於結算日起計十二個月內償還，故列為非流動。

本集團各共同控制機構於二零零四年三月三十一日之詳情載列於附註43。

19. **其他長期投資**

	本集團	
	二零零四年	二零零三年
	千港元	千港元
非上市投資，按成本：		
香港	15,093	15,093
海外	388	388
	15,481	15,481

董事認為上述投資之價值最少與其賬面值相若。

20. **證券投資**

	投資證券		其他投資		總額	
	二零零四年	二零零三年	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元	千港元	千港元
本集團						
上市股本證券：						
香港	–	650,063	39,374	26,527	39,374	676,590
海外	1,481	3,623	–	–	1,481	3,623
	1,481	653,686	39,374	26,527	40,855	680,213
上市證券市值	1,481	14,483	39,374	26,527	40,855	41,010
就呈報目的而分析之賬面值：						
非流動	1,481	653,686	–	–	1,481	653,686
流動	–	–	39,374	26,527	39,374	26,527
	1,481	653,686	39,374	26,527	40,855	680,213

21. 應收關連公司款項

	本集團	
	二零零四年	二零零三年
	千港元	千港元
應收貸款：		
德祥企業之聯營公司	149,333	190,054
珀麗酒店	–	121,000
中策	–	108,337
中策之聯營公司	86,881	–
	236,214	419,391
其他應收款項：		
德祥企業之聯營公司	28	8,518
珀麗酒店集團	–	10,498
中策及其附屬公司	–	4,939
中策之聯營公司	2,239	–
其他關連公司	289	2,157
	238,770	445,503

上述公司乃與德祥企業受共同之董事監管之公司。

中策於年內成為本公司之聯營公司。

該等款項並無抵押，須按下列方式償還：

	本集團	
	二零零四年	二零零三年
	千港元	千港元
應收貸款：		
香港最優惠利率	–	114,000
香港最優惠利率加1厘	–	7,000
香港最優惠利率加2厘	236,214	273,337
香港最優惠利率加3厘	–	25,054
	236,214	419,391
其他應收款項	2,556	26,112
	238,770	445,503
減：於一年內到期並列為流動資產之款項	(238,770)	(277,195)
一年後到期之款項	–	168,308

22. **無抵押應收貸款**

該貸款並無抵押，須於一年內收取，並按下列利率計算利息：

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
巴黎銀行同業拆息率加1.5厘	3,821	–
香港最優惠利率減2厘	69,869	138,697
香港最優惠利率加0.25厘	130,000	–
香港最優惠利率加1厘	6,700	6,500
香港最優惠利率加2厘	14,500	10,500
香港最優惠利率加3厘	21,325	–
	246,215	155,697
減：列作流動資產之一年內到期款項	(196,215)	(155,697)
非在一年內到期款項	50,000	–

23. **應收(應付)客戶合約工程款項**

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
於結算日之在建工程：		
現時已支出之工程費用	35,203,304	32,580,432
經確認溢利減經確認虧損	862,708	865,832
	36,066,012	33,446,264
減：進度付款	(36,248,942)	(33,740,185)
	(182,930)	(293,921)
來自：		
計入應收客戶合約工程款項	273,210	200,934
計入應付客戶合約工程款項	(456,140)	(494,855)
	(182,930)	(293,921)

於二零零四年三月三十一日，已計入應收賬款、訂金及預付款項內之合約工程客戶持有之保固金約為369,983,000港元(二零零三年：367,453,000港元)。

24. **應收賬款、訂金及預付款項**

本集團合約承包業務之信貸期乃與貿易客戶按正常商業條款磋商及訂立。物業租賃業務帶來之應收貿易賬款預先按月支付，而本集團就其他應收貿易賬款授出之信貸期一般由30至90日不等。

應收賬款、訂金及預付款項已計入約492,753,000港元(二零零三年：475,084,000港元)之應收貿易賬款，而其賬齡分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
90日內	432,280	404,414
超過90日但於180日內	3,784	6,896
超過180日	56,689	63,774
	492,753	475,084

25. **應收(應付)聯營公司款項及應付共同控制機構款項**

除以下項目外，該等款項並無抵押、並無固定還款期及免息：

(i) 一筆為數174,695,000港元(二零零三年：無)之應收聯營公司款項為按香港最優惠利率加2厘計息；及

(ii) 根據償付契據應付聯營公司之款項92,000,000港元須於二零零四年四月償付。

26. **應付賬款及應計開支**

應付賬款及應計開支已計入約338,430,000港元(二零零三年：317,178,000港元)之應付貿易賬款，而其賬齡分析如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
90日內	320,155	297,674
超過90日但於180日內	5,064	4,277
超過180日	13,211	15,227
	338,430	317,178

27.　**銀行借款**

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
銀行借款包括：				
按揭貸款	364,000	446,135	–	–
銀行貸款	180,000	290,000	–	10,000
信託收據貸款	–	23,358	–	354
銀行透支	17,048	22,105	1,992	1,998
	561,048	781,598	1,992	12,352
分析為：				
有抵押	544,000	726,135	–	–
無抵押	17,048	55,463	1,992	12,352
	561,048	781,598	1,992	12,352
銀行借款償還期如下：				
一年內或按通知	44,048	144,423	1,992	12,352
超過一年，但不超過兩年	217,000	30,900	–	–
超過兩年，但不超過五年	300,000	578,700	–	–
超過五年	–	27,575	–	–
	561,048	781,598	1,992	12,352
減：一年內到期或按通知及列作流動負債之款項	(44,048)	(144,423)	(1,992)	(12,352)
一年後到期之款項	517,000	637,175	–	–

28.　**長期服務金撥備**

	本集團	
	二零零四年	二零零三年
	千港元	千港元
承前結存	1,727	–
年度撥備	–	1,727
結轉結存	1,727	1,727

該撥備指根據僱傭條例之規定應付本集團合資格僱員之長期服務金。

29. **遞延稅項**

本呈報期間及對上呈報期間已確認之主要遞延稅項負債及資產以及相關變動如下：

	加速稅項折舊 千港元	聯營公司未分派盈利 千港元	稅務虧損 千港元	合約工程收入確認 千港元	其他 千港元	總計 千港元
本集團						
於二零零二年四月一日						
如原先呈列	28,425	–	(1,819)	5,187	4,091	35,884
採納會計實務準則第12號（經修訂）之前期調整	36,806	20,186	(8,611)	(1,067)	443	47,757
經重列	65,231	20,186	(10,430)	4,120	4,534	83,641
於收益表扣除（計入）	(29,860)	7,078	118	(7,839)	(4,740)	(35,243)
稅率改變之影響	6,115	–	(978)	386	425	5,948
攤薄聯營公司權益時變現	–	(204)	–	–	–	(204)
兌換差額	–	2,858	–	–	–	2,858
於二零零三年三月三十一日	41,486	29,918	(11,290)	(3,333)	219	57,000
於收益表扣除（計入）	(9,424)	11,056	2,942	(93)	(204)	4,277
攤銷聯營公司權益時實現	–	(19,799)	–	–	–	(19,799)
匯兌差額	–	8,690	–	–	–	8,690
於二零零四年三月三十一日	32,062	29,865	(8,348)	(3,426)	15	50,168

為方便資產負債表呈列，若干遞延稅項資產及負債已予抵銷。以下為財務報告目的而作出之遞延稅項餘額之分析：

	本集團 二零零四年 千港元	本集團 二零零三年 千港元
遞延稅項負債	52,882	61,165
遞延稅項資產	(2,714)	(4,165)
	50,168	57,000

於二零零四年三月三十一日，本集團有未動用稅務虧損約1,354,000,000港元（二零零三年：1,264,000,000港元）可用以抵銷未來應課稅溢利。就上述已確認遞延稅項資產約48,000,000港元（二零零三年：65,000,000港元）。由於未能確定未來溢利來源，故並無就其餘稅務虧損確認遞延稅項資產。

於年內或於結算日，本公司並無任何重大之未撥備遞延稅項。

30. **股本**

	股份數目	價值 千港元
每股面值0.10港元之普通股：		
法定：		
於二零零二年四月一日、二零零三年三月三十一日及二零零四年三月三十一日	3,000,000,000	300,000
已發行及繳足：		
於二零零二年四月一日	1,036,744,924	103,675
根據以股代息計劃發行新股	26,271,113	2,627
於二零零三年三月三十一日	1,063,016,037	106,302
行使認股權證	9,648,758	965
根據以股代息計劃發行新股	272,584,224	27,258
於二零零四年三月三十一日	1,345,249,019	134,525

本公司股本年內發生了以下變化：

(a) 二零零三年認股權證持有人行使權利，以總代價3,860,000港元共認購9,648,758股每股面值0.10港元之本公司新普通股。

(b) 根據本公司於二零零三年七月二十一日及二零零三年十二月十九日公佈之以股代息計劃，本公司分別發行21,038,671股及251,545,553股（二零零三年：12,357,385股及13,913,728股）每股面值0.10港元之本公司新股予選擇收取股份，以代替截至二零零三年三月三十一日止年度之末期股息及截至二零零四年三月三十一日止年度之中期及特別股息之股東。代息股份不能享有截至二零零三年三月三十一日止年度之末期股息及截至二零零四年三月三十一日止年度之中期及特別股息。

31. **認股權證**

	認購時之股份數目	總認購額 千港元
認購價每股0.40港元之二零零三年認股權證：		
於二零零二年四月一日及二零零三年三月三十一日	204,920,349	81,968
年內行使	(9,648,758)	(3,860)
年內失效	(195,271,591)	(78,108)
於二零零四年三月三十一日	–	–

32. **購股權計劃**

(a) **初期購股權計劃**

本公司於一九九三年九月一日採納一項購股權計劃（「初期購股權計劃」），以表揚合資格董事及僱員過往之貢獻，此計劃將於二零零三年八月三十一日屆滿。根據初期購股權計劃，本公司董事可酌情向本公司或其任何附屬公司之任何董事或全職僱員授出購股權以認購本公司股份。

於二零零三年三月三十一日，根據初期購股權計劃授出且仍未行使之購股權所涉及之股份數目為16,100,000股，佔本公司於該日已發行股份之1.51%。根據初期購股權計劃可予授出之購股權所涉及之股份數目，最多不得超過本公司當時已發行股本之10%。

根據初期購股權計劃向任何個人批授購股權時，若所授出購股權獲全面行使時會導致根據該位人士先前獲授或將獲授而當時仍屬有效且未行使之所有購股權已發行或可發行之本公司股份總數，超過本公司當時根據初期購股權計劃已發行及可發行股份總數之25%，則不得進行批授。

承授人可於建議批授日期起二十八日內接納批授購股權之建議，接納時須繳付1.00港元之代價。就每項購股權批授而言，本公司董事可酌情釐定特定行使期限，惟在任何情況下，上述行使期限不得超過自購股權獲接納後滿六個月當日起計三年。行使價由本公司董事釐定，且不會低於本公司股份之面值及緊接建議批授購股權當日前五個交易日本公司股份平均收市價之80%（以較高者為準）。

下表披露本公司初期購股權計劃項下購股權及其持有情況於本年度及過往年度之變動詳情：

		購股權獲行使時將予發行之本公司股份數目				
批授日期	每股行使價 港元	於二零零二年四月一日結餘	年內失效	於二零零三年三月三十一日結餘	年內失效	於二零零四年三月三十一日結餘
一九九八年十二月十八日	0.6048	38,349,206	(38,349,206)	–	–	–
一九九九年十二月十七日	0.5552	16,100,000	–	16,100,000	(16,100,000)	–
		54,449,206	(38,349,206)	16,100,000	(16,100,000)	–

所有根據初期購股權計劃授出之購股權已於二零零四年三月三十一日失效。

(b) **新購股權計劃**

於二零零二年八月二十七日，本公司採納新購股權計劃，以向對或將會對本集團或任何投資機構作出貢獻之本集團或任何投資機構之任何僱員、行政人員或高級職員、董事或任何投資機構及著名人士、本集團任何成員公司或任何投資機構之諮詢人、顧問或代理（「合資格人士」）提供激勵或報酬。新購股權計劃將自該日起維持有效十年。

根據新購股權計劃，本公司董事可酌情向任何合資格人士授出購股權，接納授出之購股權毋需支付任何費用。董事可酌情釐定行使期限，惟在任何情況下，上述行使期限不得超過自新購股權計劃獲採納當日起計十年。行使價由本公司董事以下列較高者而釐定：至少為(i)根據香港聯交所上市規則不時允許之認購價；及(ii)本公司股份之面值。

根據新購股權計劃及本公司所採納任何其他購股權計劃可予授出之購股權可認購最多之股份總數，合共不得超過本公司於採納日期已發行股份總數之10%，即103,674,492股。有關更新根據新購股權計劃及本公司任何其他購股權計劃之授出購股權計劃限額之普通決議案已於二零零三年九月八日舉行之本公司股東週年大會上通過，即限額最多為本公司於該股東大會日期已發行股份數目之10%（107,266,479股股份），相當於本公司於本報告日期已發行股本之7.97%。如獲得本公司股東在股東大會上批准，該限額可更新為本公司股東在股東大會上批准當日已發行股份總數之10%。儘管如此，已根據新購股權計劃或本公司任何其他購股權計劃授出但尚未行使之所有購股權獲行使時可予發行之股份總數，合共最多不得超過不時已發行股份總數之30%。

於任何十二個月期間，根據新購股權計劃及本公司任何其他購股權計劃可授予任何合資格人士之購股權(包括已行使、已註銷及未行使購股權)所涉及之本公司股份數目，最多不得超過不時已發行股份總數之1%，除非此項批授事宜已在合資格人士及其聯繫人士(定義見上市規則)放棄投票之股東大會上獲得本公司股東正式批准，則不受此限。於任何十二個月期間內向每位主要股東及／或獨立非執行董事或彼等各自之任何聯繫人士(定義見上市規則)授出購股權時，若所授出購股權所涉及之股份超過已發行股份總數之0.10%或總值超過5,000,000港元，則事先必須獲得本公司股東在股東大會上批准。

自新購股權計劃獲採納以來，本公司並無根據該計劃授出任何購股權。

33. 儲備

	股份溢價 千港元	資本儲備 千港元	滾存溢利 千港元	總額 千港元
本公司				
於二零零二年四月一日	214,846	3,126,941	40,311	3,382,098
根據以股代息計劃				
發行股份	(2,627)	–	–	(2,627)
以股代息產生之進賬(附註11)	–	–	5,724	5,724
股份發行費用	(188)	–	–	(188)
轉撥	–	(646,941)	646,941	–
年度虧損	–	–	(246,808)	(246,808)
已付股息	–	–	(20,858)	(20,858)
於二零零三年三月三十一日	212,031	2,480,000	425,310	3,117,341
發行股份之溢價	2,895	–	–	2,895
根據以股代息計劃發行股份	(27,258)	–	–	(27,258)
以股代息產生之進賬(附註11)	–	–	184,409	184,409
股份發行費用	(298)	–	–	(298)
年度溢利	–	–	32,962	32,962
已付股息	–	–	(338,838)	(338,838)
於二零零四年三月三十一日	187,370	2,480,000	303,843	2,971,213

本公司之資本儲備包括註銷股份溢價所產生之進賬及股本重組時削減之已繳足股本分別約2,480,000,000港元及646,941,000港元。於截至二零零三年三月三十一日，646,941,000港元已自資本儲備轉入滾存溢利作未來分派。本公司已就本公司若干附屬公司與一家銀行訂立之貸款協議(「貸款協議」)，向該銀行提供擔保，並與該銀行訂立承諾書(「承諾書」)。根據承諾書，只要根據貸款協議仍有任何未償還款項，本公司於若干情況下便不可於未徵得該銀行之事先同意前削減、分派或動用資本儲備，包括轉撥至實繳盈餘。

董事認為，本公司於二零零四年三月三十一日可供分配予股東之儲備約達303,843,000港元(二零零三年：425,310,000港元)。

34. 收購附屬公司

於二零零四年三月，本集團以57,343,000港元之代價向一獨立第三方收購一間公司之全部已發行股本及股東貸款。該代價全數以現金支付。該公司之主要資產為一艘機動船。

於二零零二年五月，本集團以現金代價103,000,000港元收購Unicon Industrial Group Limited(「Unicon」)之全部已發行股本及股東貸款。Unicon連同其附屬公司僅在香港持有賬面值為103,000,000港元之若干租賃土地及樓宇。

是項收購之影響概述如下：

	二零零四年 千港元	二零零三年 千港元
購入資產淨值：		
物業、機械及設備	53,758	103,000
無抵押應收貸款	3,585	–
	57,343	103,000
支付方式：		
已付現金	57,343	103,000

新收購附屬公司並未對本集團年內之業績及現金流轉造成重大影響。

35. **出售附屬公司**

誠如附註5所詳述，本集團於二零零二年十二月出售珀麗酒店之全部已發行股本及股東貸款，現金代價為250,000,000港元。是項出售之影響概述如下：

	二零零三年 千港元
出售之淨資產：	
物業、機械及設備	647,359
應收賬款、訂金及預付款項	12,555
銀行結存及現金	595
應付賬款及應計開支	(8,808)
銀行貸款	(400,000)
	251,701
出售附屬公司之虧損	(1,701)
	250,000
支付方式：	
已收現金	250,000

出售附屬公司產生之現金及與現金等值項目流入淨額分析：

	二零零三年 千港元
已收現金代價	250,000
出售之銀行結存及現金	(595)
出售附屬公司產生之現金及與現金等值項目流入淨額	249,405

對本集團業績及現金流轉之影響見附註5。

36. **重大非現金交易**

本集團曾進行下列重大非現金交易：

(a) 額外發行股份作為實物股息(見附註30)。

(b) 於投資證券之投資650,063,000港元(二零零三年：無)已重新歸類為聯營公司投資。

(c) 截至二零零三年三月三十一日止年度，因於聯營公司之投資收取實物股息7,307,000港元。

(d) 無抵押應收貸款42,000,000港元已用以支付收購若干國內物業權益之已付訂金。該筆款項已重新分類為於二零零三年三月三十一日之應收賬款、訂金及預付款項。

37. **退休福利計劃**

本集團為合資格僱員設有已界定供款退休福利計劃。該等計劃之資產由受託人管理之多項基金獨立持有。

於收益表撥出之費用為本集團按該等計劃之規則所定之比例支付予基金之供款。倘僱員在可享有本集團供款所附全部權益前退出該等計劃，本集團應付供款將可按沒收供款之金額遞減。

於結算日，並無因僱員於彼等可享有本集團供款所附全部權益前退出該等計劃而產生之重大沒收供款及可供本集團於未來年度減少應付供款之重大沒收供款。

由二零零零年十二月一日起，本集團加入強制性公積金計劃(「強積金計劃」)。強積金計劃已根據強制性公積金計劃條例在強制性公積金管理局登記。強積金計劃之資產獨立於本集團之資產，由獨立受託人控制之基金持有。根據強積金計劃之規則，僱主及僱員均須各自按規則訂明之比率向計劃供款。本集團有關強積金計劃之僅有責任為根據計劃作出指定之供款。目前並無已遭沒收供款可供扣減日後應付供款。

因強積金計劃而作出之退休福利計劃供款自收益表扣除，相當於本集團按計劃規則訂明之比率向基金應付之供款。

38. **或然負債**

	本集團		本公司	
	二零零四年	二零零三年	二零零四年	二零零三年
	千港元	千港元	千港元	千港元
仍然有效之建築合約履約擔保書	623,257	740,529	—	—
為下列公司借取一般銀行融資而向銀行及財務機構作出之擔保：				
附屬公司	—	—	1,174,903	1,510,955
聯營公司	—	2,419	—	2,419
	623,257	742,948	1,174,903	1,513,374

39. 營業租約安排

(a) 本集團作為承租人：

於結算日，本集團在不可撤銷之有關租用物業營業租約方面尚有未來最低租金款項承擔。此等承擔之支付期如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
一年內	809	1,015
第二至第五年(首尾兩年包括在內)	1,607	1,958
超過五年	718	1,026
	3,134	3,999

一般平均每隔兩年將磋商租約及釐定月租。

(b) 本集團作為出租人：

於結算日，本集團與租戶已就未來最低租金款項訂約。支付期如下：

	本集團	
	二零零四年 千港元	二零零三年 千港元
一年內	26,391	26,082
第二至第五年(首尾兩年包括在內)	13,826	10,298
	40,217	36,380

所持物業已覓得未來兩年之租戶。

於結算日，本公司並無任何重大營業租約安排。

40. 資產抵押

於二零零四年三月三十一日，本集團總值約為668,638,000港元(二零零三年：890,903,000港元)之若干物業、機械及設備、證券投資及本公司若干附屬公司之已發行股份已抵押予銀行及財務機構，作為本集團取得一般信貸融資之抵押。於二零零四年三月三十一日，本集團已動用約544,000,000港元(二零零三年：726,135,000港元)之融資。

41. 承擔

	本集團	
	二零零四年 千港元	二零零三年 千港元
就股本投資已訂約但未於賬目內撥備之資本開支	450,671	36,660

本公司於結算日並無任何重大之資本承擔。

42. **關連人士交易及結餘**

年內，本集團與其關連人士訂立以下交易：

關連人士之類別	**交易性質**	**二零零四年** 千港元	**二零零三年** 千港元
本集團之聯營公司	本集團收取建築工程費	182	2,809
	本集團購買混凝土產品	104	6
	本集團支付分承包費	5,437	9,839
	本集團收取利息收入	7,357	–
	本集團支付服務費	308	–
	本集團收取貸款承擔費用	–	113
	本集團收取租金及相關物業管理費	2,074	3,073
	本集團支付服務費	406	70
	本集團支付項目管理費	–	15,000
本集團之共同控制機構	本集團收取建築工程費	268	1,337
	本集團收取項目管理費	–	5,000
	本集團支付分承包費	104,734	242,639
	本集團收取服務費	144	276
	本集團收取租金	102	–
德祥企業之附屬公司	本集團收取租金及相關物業管理費	780	748
	本集團購買建築材料及相關安裝工程	34	551
	出售汽車車牌號碼	–	790
德祥企業之聯營公司	本集團收取租金及相關物業管理費	2,930	8,246
	本集團收取利息收入	13,332	8,128
其他關連公司	本集團收取租金及相關物業管理費	6,896	4,613
	本集團收取利息收入	10,253	4,569
	本集團收取分承包費	1,207	371
	本集團收取項目管理費	–	2,321
	本集團購買醫藥保健品	432	374
	本集團支付服務費	641	802

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

上述交易按以下基準進行：

(a) 建築工程及分承包費乃根據市價或（倘無市價可供參考）有關各方決定及同意之條款收取。

(b) 購買混凝土產品及建築材料乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費及貸款承擔費按預定比率徵收。

(e) 租金按預定之固定每月租金徵收。

於結算日與聯營公司、共同控制機構及關連公司之交易結餘詳情載列於賬目附註17、18、21及25。

43. 主要附屬公司、聯營公司及共同控制機構資料

(a) 本公司主要附屬公司於二零零四年三月三十一日之詳情如下：

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	已發行股本／註冊資本百分比 本集團應佔 %	主要業務
Calisan Developments Limited	英屬處女群島	1美元普通股	100	100	投資控股
Century Harbour Limited	英屬處女群島	1美元普通股	100	100	投資控股
Corless Limited	英屬處女群島	2美元普通股	100	100	投資控股
旋高有限公司	香港	2港元普通股	100	100	物業投資及持控
		2港元無投票權遞延股（下文附註(i)）	–	–	
DH Holdings Limited	英屬處女群島	1美元普通股	100	100	投資控股
凱勝興業有限公司	香港	2港元普通股	100	100	物業銷售及持控
Gunnell Properties Limited	英屬處女群島	1美元普通股	100	100	物業投資及持控
恆加混凝土制品有限公司	香港	10,000,000港元普通股	85	85	混凝土產品製造及貿易
志恒投資有限公司	香港	1,200,000港元普通股	100	100	證券投資及買賣
保華中鐵工程有限公司	香港	10港元普通股	70	70	土木工程
Paul Y. - CREC Joint Venture	香港	–（下文附註(ii)）	70	70	土木工程
保華德祥機電工程有限公司	香港	20,000,000港元普通股	99.9998	99.9998	提供電機及建造服務

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華德祥建業集團有限公司	香港	2港元 普通股	100	100	投資控股
		1,000,000港元 無投票權遞延股 (下文附註(iii))	–	–	
保華德祥建築有限公司	香港	102,000,000港元 普通股	100	100	樓宇建造
保華德祥建築工程有限公司	香港	42,000,000港元 普通股	100	100	樓宇建造及專項工程
保華德祥營造有限公司	香港	36,000,000港元 普通股	100	100	土木工程及樓宇建造
保華德祥裝飾工程有限公司	香港	2港元 普通股	100	100	室內裝修工程
Paul Y. - ITC Investments Group Limited	英屬處女群島	1美元 普通股	100	100	投資控股
保華德祥管理有限公司	香港	2港元 普通股	100	100	管理服務
保華德祥機械租賃有限公司	香港	2港元 普通股	100	100	汽車、設備及機械租賃
保華物業管理有限公司	香港	2港元 普通股	100	100	物業管理服務
保華建築有限公司	香港	2港元 普通股	100	100	土木工程；樓宇建造及投資控股
		50,000,000港元 無投票權優先股 (下文附註(iv))	–	–	
Paul Y. Foundation Holdings Limited	英屬處女群島	1美元 普通股	100	100	投資控股
保華地基有限公司	香港	10,000,000港元 普通股	100	100	土木工程及地基工程
Paul Y. Properties Group Limited	英屬處女群島	1美元 普通股	100*	100	投資控股

附屬公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	已發行股本／註冊資本百分比 由本公司*／附屬公司持有 %	本集團應佔 %	主要業務
保華隧道工程有限公司	香港	2港元 普通股	100	100	土木工程
台山市保華建築有限公司	中國	5,005,340美元 註冊資本 (下文附註(v))	100	100	土木工程及樓宇建造
預力剛混凝土製品(香港)有限公司	香港	12,000,002港元 普通股	100	100	混凝土產品製造及貿易
聯力混凝土製品(香港)有限公司	香港	200港元 普通股	100	100	混凝土產品製造及貿易
		1,000,000港元 無投票權遞延股 (下文附註(iii))	100	100	
Unistress Group Limited	英屬處女群島	1美元 普通股	100	100	投資控股
Winstate Limited	英屬處女群島	1美元 普通股	100	100	船舶持有

上述所有附屬公司均在香港營運，惟恆加混凝土制品有限公司及台山市保華建築有限公司在中國營運。

上述所有附屬公司均為私人有限公司，惟Paul Y. - CREC Joint Venture為尚未立案之業務。

附註：

(i) 此等無投票權遞延股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(ii) 此等合營企業之合夥人並無出資。

(iii) 此等無投票權遞延股持有人無權投票，亦無權獲派任何財政年度之股息，且只有權在該公司清盤時或在其他情況下分派總數100,000,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(iv) 此等無投票權優先股持有人無權投票，亦無權獲派股息，除非該公司可供派息純利超逾100,000,000,000港元，在此情況下，彼等有權就任何財政年度獲派一項年息為五厘之固定非累積股息，且只有權在該公司清盤時分派總額10,000,000,000港元予該公司普通股持有人後尚有剩餘資產之情況下，獲退還資本。

(v) 該公司為中外合資聯營公司。

(b)　本公司主要聯營公司於二零零四年三月三十一日之詳情如下：

聯營公司名稱	成立／註冊地點	已發行及繳足股本／註冊資本	本集團應佔已發行股本／註冊資本百分比 %	主要業務
中策集團有限公司（「中策」）	香港	88,159,508.70港元普通股	29.4	投資控股
中建保華建築有限責任公司	中國	10,000,000美元註冊資本（下文附註）	31.3	土木工程及樓宇建造
Domain - Paul Y. Sdn. Bhd	馬來西亞	RM1,000,000元普通股	49.0	設計及樓宇建造
Downer EDI Limited（「Downer」）	澳洲	563,057,694澳元普通股	21.3	投資控股
保華－中鐵建築有限公司	香港	100港元普通股	50.0	土木工程
深圳珠江均安水泥製品有限公司	中國	人民幣6,320,000元註冊資本（下文附註）	50.0	混凝土產品製造及貿易

上述所有聯營公司均為私人有限公司，惟(i) Downer在澳洲及新西蘭上市；及(ii)中策在香港上市。

上述所有聯營公司均由本公司間接持有。

附註：該公司為中外合資合營公司。

(c)　本公司共同控制機構於二零零四年三月三十一日之詳情如下：

共同控制機構名稱	註冊成立地點	已發行及繳足股本	本集團應佔已發行股本百分比 %	主要業務
DL & PY JV Limited	香港	2港元普通股	50	土木工程
Paul Y. - Penta-Ocean Joint Venture	香港	–（下文附註）	50	土木工程

附註：合營人並無出資，但本集團已向此合營企業提供約2,000,000港元之營運資金。

上表所列為董事認為主要影響本集團年度業績或組成本集團大部份淨資產之本公司附屬公司及聯營公司。董事認為，詳列其他附屬公司及聯營公司之資料將令篇幅冗長。

3. 本集團之未經審核綜合財務報表

以下為本集團截至二零零四年九月三十日止六個月之未經審核簡明綜合財務報表，有關內容乃摘錄自本公司截至二零零四年九月三十日止六個月之中期報告。

簡明綜合收益表
截至二零零四年九月三十日止六個月

	附註	未經審核 截至 二零零四年 九月三十日止 六個月 千港元	截至 二零零三年 九月三十日止 六個月 千港元
營業額	3	1,678,883	1,674,441
銷售成本		(1,588,366)	(1,645,284)
毛利		90,517	29,157
商譽攤銷		(1,153)	(1,153)
行政費用		(61,999)	(61,938)
經營溢利(虧損)	3及4	27,365	(33,934)
融資成本		(2,900)	(5,807)
投資收入－淨額	5	12,107	16,933
投資物業之減值虧損		–	(15,700)
應收聯營公司款項之準備		–	(2,424)
攤薄聯營公司權益所致虧損		(15,004)	(1,173)
攤佔聯營公司業績		48,781	111,187
攤佔共同控制公司業績		118	7,974
除税前溢利		70,467	77,056
税項	6	(31,935)	(47,359)
未計少數股東權益前溢利		38,532	29,697
少數股東權益		(388)	199
期間溢利		38,144	29,896
股息	7		
中期股息		20,538	10,937
特別股息		–	317,174
每股盈利	8		
基本		2.8港仙	2.8港仙
攤薄		2.8港仙	2.3港仙

簡明綜合資產負債表
於二零零四年九月三十日

	附註	未經審核 二零零四年 九月三十日 千港元	經審核 二零零四年 三月三十一日 千港元
非流動資產			
投資物業	9	455,000	515,000
物業、機械及設備	9	391,445	417,633
發展中項目	10	1,692,113	–
商譽		12,678	13,831
聯營公司權益	11	1,355,188	1,426,708
共同控制公司權益		8,934	14,817
其他非流動資產		18,027	69,676
		3,933,385	2,457,665
流動資產			
應收客戶合約工程款項		173,185	273,210
應收賬款、訂金及預付款項	12	1,192,146	1,212,340
證券投資		27,641	39,374
短期銀行存款、銀行結存及現金		239,534	250,255
其他流動資產		751,721	629,484
		2,384,227	2,404,663
流動負債			
應付客戶合約工程款項		412,858	456,140
應付賬款及應計開支	13	873,555	856,298
應付少數股東款項		100,000	–
一年內到期之銀行借款		94,024	44,048
其他流動負債		44,014	152,913
		1,524,451	1,509,399
流動資產淨值		859,776	895,264
總資產減流動負債		4,793,161	3,352,929
少數股東權益		374,065	10,448
非流動負債			
一年後到期之銀行借款		459,000	517,000
少數股東貸款		241,000	–
長期服務金撥備		1,727	1,727
遞延税項負債		959,482	52,882
		1,661,209	571,609
資產淨值		2,757,887	2,770,872
資本及儲備			
股本		134,525	134,525
儲備		2,623,362	2,636,347
股東資金		2,757,887	2,770,872

簡明綜合股本變動表

截至二零零四年九月三十日止六個月

	股本 千港元	股份溢價 千港元	特別儲備 千港元	資本儲備 千港元	其他儲備 千港元	匯兌儲備 千港元	累計虧損 千港元	合計 千港元
於二零零四年四月一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
因換算海外業務而產生之匯兌差額	–	–	–	–	–	(29,063)	–	(29,063)
攤佔聯營公司儲備	–	–	–	–	7	(1,493)	–	(1,486)
並未在收益表內確認之收益(虧損)淨額	–	–	–	–	7	(30,556)	–	(30,549)
發行股份費用	–	(26)	–	–	–	–	–	(26)
於聯營公司之權益攤薄時變現	–	–	–	–	(185)	(190)	–	(375)
期間溢利	–	–	–	–	–	–	38,144	38,144
已付股息	–	–	–	–	–	–	(20,179)	(20,179)
於二零零四年九月三十日	134,525	187,344	124,933	2,480,000	6,343	52,610	(227,868)	2,757,887
於二零零三年四月一日	106,302	212,031	124,933	2,480,000	–	(9,704)	(255,031)	2,658,531
因換算海外業務而產生，但並未在收益表內確認之匯兌差額	–	–	–	–	–	50,275	–	50,275
因認股權證獲行使而發行股份	964	2,895	–	–	–	–	–	3,859
發行股份費用	–	(164)	–	–	–	–	–	(164)
於一間聯營公司之權益攤薄時變現	–	–	–	–	–	(46)	–	(46)
期間溢利	–	–	–	–	–	–	29,896	29,896
已付股息	–	–	–	–	–	–	(10,727)	(10,727)
於二零零三年九月三十日	107,266	214,762	124,933	2,480,000	–	40,525	(235,862)	2,731,624

簡明綜合現金流量表
截至二零零四年九月三十日止六個月

	未經審核 截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
來自經營業務現金淨額	65,927	15,910
用於投資業務之現金淨額	(246,905)	(19,142)
來自(用於)融資活動之現金淨額	175,281	(19,502)
現金及與現金等值項目減少淨額	(5,697)	(22,734)
現金及與現金等值項目承前	33,207	213,991
現金及與現金等值項目結轉	227,510	191,257
現金及與現金等值項目結存分析		
銀行結存及現金	239,534	248,306
銀行透支	(12,024)	(57,049)
	227,510	191,257

簡明綜合財務報表附註

截至二零零四年九月三十日止六個月

1. **編製基準**

簡明財務報表乃根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則第25條「中期財務申報」編製。

2. **主要會計政策**

簡明財務報表乃根據歷史成本法編製，並已就投資物業及證券投資之重估價值作修訂。

編製簡明財務報表所採納之會計政策與本集團截至二零零四年三月三十一日止年度之週年財務報表所採納者相符。

3. **分部資料**

業務分部：

就管理方面而言，本集團之業務分為五大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料及物業租賃。此等部門乃本集團匯報主要分部資料之基準。

本集團於期內之營業額及經營溢利(虧損)之貢獻按主要業務分析如下：

	截至二零零四年九月三十日止六個月			截至二零零三年九月三十日止六個月		
	外來	分部之間	總計	外來	分部之間	總計
	千港元	千港元	千港元	千港元	千港元	千港元
營業額						
建築及其他承包業務：						
樓宇建築工程	1,248,557	–	1,248,557	1,191,411	–	1,191,411
土木工程	234,406	–	234,406	195,893	–	195,893
專項工程	174,475	57,760	232,235	259,023	18,932	277,955
建築材料	183	30,374	30,557	2,985	44,620	47,605
	1,657,621	88,134	1,745,755	1,649,312	63,552	1,712,864
物業租賃	21,262	7,876	29,138	25,129	7,835	32,964
對銷	–	(96,010)	(96,010)	–	(71,387)	(71,387)
	1,678,883	–	1,678,883	1,674,441	–	1,674,441

分部之間銷售乃按市場價格收取或(倘無可參考之市場價格)按雙方釐定及同意之條款收取。

	截至二零零四年九月三十日止六個月	截至二零零三年九月三十日止六個月
	千港元	千港元
經營溢利(虧損)貢獻		
建築及其他合約工程業務：		
樓宇建築工程	16,835	(777)
土木工程	18,329	(8,537)
專項工程	10,840	(21,477)
建築材料	(7,909)	(14,184)
	38,095	(44,975)
物業租賃	8,481	11,041
未分配企業開支	(19,211)	–
	27,365	(33,934)

4. **經營溢利(虧損)**

下列之經營溢利(虧損)乃扣除物業、機械及設備之折舊及攤銷後得出：

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
自置資產	27,958	31,340
減：撥作在建工程資本之數額	(799)	(956)
	27,159	30,384

5. **投資收入－淨額**

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
出售投資證券之(虧損)收益	(1,579)	326
出售投資物業之收益(虧損)	1,129	(526)
其他上市投資未變現持有(虧損)收益淨額	(8,143)	424
利息收入	20,344	16,709
股息收入	356	–
	12,107	16,933

6. **稅項**

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
稅項支出包括：		
香港利得稅：		
本期間	21	–
前期超額準備	–	(11)
	21	(11)
海外稅項	1,177	3,322
攤佔聯營公司業績之稅項	23,108	32,179
	24,306	35,490
遞延稅項	7,629	11,869
	31,935	47,359

香港利得稅乃按期內源自香港之估計應課稅溢利以稅率17.5%(二零零三年：17.5%)計算。由於先前期間應課稅溢利均已由承前稅項虧損所抵銷，故毋須就先前期間香港產生之期間溢利納稅。

海外稅項按有關司法權區適用之稅率計算。

7. **股息**

	截至 二零零四年 九月三十日止 六個月 千港元	截至 二零零三年 九月三十日止 六個月 千港元
中期股息－每股港幣1.5仙(二零零三年：港幣1.0仙)	20,538	10,937
特別股息－無(二零零三年：港幣29.0仙)	–	317,174
	20,538	328,111

截至二零零四年九月三十日止六個月宣佈之以現金支付之中期股息之數額，乃參照本公佈刊發之日已發行普通股1,369,195,436股計算。

期內，已獲股東批准派發截至二零零四年三月三十一日止年度之末期股息每股港幣1.5仙(二零零三年：港幣1.0仙)，合共20,179,000港元(二零零三年：10,727,000港元)。

8. **每股盈利**

期內每股基本及攤薄盈利乃根據以下數據計算：

	截至 二零零四年 九月三十日止 六個月 千港元	截至 二零零三年 九月三十日止 六個月 千港元
盈利：		
計算每股基本盈利之盈利	38,144	29,896
潛在攤薄普通股之效應基於聯營公司業績每股盈利攤薄之攤佔調整	–	(5,001)
計算每股攤薄盈利之盈利	38,144	24,895
股份數目：		
計算每股基本及攤薄盈利之普通股加權平均數	1,345,249,019	1,064,756,647

在計算截至二零零三年九月三十日止六個月之每股攤薄盈利時，由於本公司購股權及認股權證之行使價高於股份之平均市價，因此並無假設本公司購股權及認股權證被兑換之情況。

本公司之購股權及認股權證於二零零四年四月一日前已經失效及／或行使。

9. **投資物業、物業、機械及設備**

期內本集團用於物業、機械及設備之款項共約4,143,000港元(二零零三年：4,438,000港元)，藉以擴充及提升經營運作能力。本集團亦出售投資物業及物業、機械及設備，彼等之總賬面值分別約60,000,000港元(二零零三年：21,804,000港元)及約2,373,000港元(二零零三年：7,543,000港元)。

董事認為，本集團投資物業之市值與其於二零零四年九月三十日之賬面值並無重大出入。

10. **發展中項目**

期內，本集團透過收購附屬公司購入位於中華人民共和國某一發展項目之54.06%權益(如附註17所載)。

11.　聯營公司權益

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
攤佔淨資產：		
海外上市股份	535,235	545,310
香港上市股份	415,784	460,494
非上市股份	25,627	23,828
商譽	352,142	370,676
	1,328,788	1,400,308
應收一間聯營公司款項	26,400	26,400
	1,355,188	1,426,708
上市股份之市值:		
海外	1,336,663	1,110,079
香港	121,645	139,763
	1,458,308	1,249,842

中策集團有限公司(「中策」)乃一間於香港聯交所上市之公司，其於二零零三年九月三十日成為本集團之主要聯營公司，財政年度結束日期為十二月三十一日。本集團另一間主要聯營公司Downer EDI Limited(「Downer」)乃一間於澳洲證券交易所及新西蘭證券交易所上市之公司，其財政年結日為六月三十日。由於本集團權益於採用權益法時僅可查閱及採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer於二零零四年九月三十日之權益乃分別根據此兩間公司於二零零四年六月三十日之資產淨值計算。本集團攤佔中策於本期間之業績乃根據中策於二零零四年一月一日至二零零四年六月三十日止六個月之業績計算；本集團攤佔Downer於本期間及上一期間之業績乃根據Downer於二零零四年一月一日至二零零四年六月三十日止六個月以及二零零三年一月一日至二零零三年六月三十日止六個月之業績計算。

12.　應收賬項、訂金及預付款項

本集團承包業務之信貸期一般乃與貿易客戶磋商後根據一般商業條款釐定。來自物業租賃業務之應收貿易賬項乃以按月預繳方式支付。本集團就其他應收貿易賬項所給予之寬限還款期一般由30日至90日不等。

以下為於期末之應收貿易賬項還款期分析：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
90日內	397,550	432,280
90日以上但不超過180日	9,147	3,784
超過180日	72,280	56,689
	478,977	492,753

於二零零四年九月三十日及二零零四年三月三十一日之應收賬項、訂金及預付款項中包括一筆約123,711,000港元之款項，乃代表若干建築合約所產生之本集團應佔虧損，有關款項將根據Downer前股東提供之擔保而向該前股東收回。本集團已就此對該前股東採取法律行動，而董事聽取法律意見後相信此項訴訟為有理據，有關虧損連同所錄得之利息及其他開支將可以向該名前股東悉數收回。

13. 應付賬項及應計費用

以下為於申報日期之應付貿易賬項還款期分析：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
90日內	309,936	320,155
90日以上但不超過180日	2,847	5,064
超過180日	20,158	13,211
	332,941	338,430

14. 或然負債

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
仍然有效之建築合約履約擔保書	431,143	623,257

15. 承擔

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
就收購股本投資已訂約而未於財務報告上撥備之資本支出	143,071	450,671

16. **關連人士交易**

期內，本集團與其聯營公司及德祥企業集團有限公司(「德祥企業」，其於二零零四年十月二十日前為本公司之最終控股公司)之聯營公司及附屬公司訂立以下交易：

關連人士之類別	交易性質	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
本集團之聯營公司及共同控制公司	本集團收取建築工程費	41,820	449
	本集團購買混凝土產品	36	70
	本集團支付分承包費	1,917	52,385
	本集團收取利息收入	6,136	1,003
	本集團收取項目管理費、顧問及手續費	1,136	72
	本集團收取租金及相關物業管理費	861	1,147
	本集團支付服務費	1	–
德祥企業之附屬公司	本集團收取租金及相關物業管理費	336	403
	本集團購買建築材料及相關安裝工程	16	–
德祥企業之聯營公司	本集團收取租金及相關物業管理費	611	1,816
	本集團收取利息收入	5,241	6,933
其他關連公司	本集團收取租金及相關物業管理費	2,781	3,716
	本集團收取利息收入	4,169	7,895
	本集團收取分承包費	–	1,611
	本集團購買醫藥保健品	–	433
	本集團支付服務費	1,150	39

上述交易按以下基準進行：

(a) 建築工程及分承包費乃按市場價格收取或(倘無可參考之市場價格)按有關交易雙方決定及同意之條款徵收。

(b) 購買混凝土產品、建築材料及醫藥保健品乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費、顧問及手續費乃按預定之費用徵收。

(e) 租金收入乃按預定之固定每月租金徵收。

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

17. 收購附屬公司

於二零零四年四月，本集團以現金代價約396,197,000港元收購Global Achiever Limited已發行股本之90.1%及股東貸款。Global Achiever Limited間接持有主要從事國內一項發展項目之江蘇洋通開發投資有限公司之60%權益。此項交易已經以收購會計法入賬。

是項收購之影響概述如下：

	二零零四年九月三十日 千港元	二零零三年九月三十日 千港元
購入資產淨值	396,197	–
支付方式：		
已付現金	296,197	–
應向少數股東支付之代價餘款	100,000	–
	396,197	–
收購產生之現金流出淨額：		
已付現金	296,197	–
購入之銀行結餘及現金	(2,413)	–
	293,784	–

期內收購之附屬公司分別帶來投資及融資活動之現金流出約17,177,000港元及18,850,000港元，其對本集團業績並無任何重大貢獻。

18. 結算日後事項

於二零零四年九月三十日後，本集團已出售其於Downer之全部股權，詳情如下：

(a) 於二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議，Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份，總作價為12,100,000澳元（相等於約72,600,000港元）；及

(b) 於二零零四年十二月，本集團以每股4.55澳元將其餘約56,200,000股Downer股份出售予獨立第三方。出售產生之收益毛額約為255,800,000澳元（相等於約1,504,000,000港元）。是項交易之詳情已載於本公司於二零零四年十二月十五日發表之公佈。

4. 債務聲明

於二零零四年十一月三十日(即在刊印本通函前編製本債務聲明之最後可行日期)辦公時間結束時，本集團有尚未償還借款約745,700,000港元(並未獲任何第三方擔保)。該筆借款包括無抵押銀行透支約2,700,000港元、銀行貸款約502,000,000港元(其中494,000,000港元以一項物業權益及本集團之若干銀行結餘款額作擔保)，以及由本集團擁有90.1%權益之附屬公司之少數股東提供之無抵押貸款241,000,000港元。

此外，於二零零四年十一月三十日，本集團因若干建築工程合約之尚未償還履約保證而有約280,700,000港元之或然負債。

除上文各段所載者、集團成員公司間之負債及一般應付貿易賬款及應付票據外，於二零零四年十一月三十日辦公時間結束時，本集團各成員公司概無任何尚未償還之按揭、押記、債券、借貸股本、債務證券(不論是否已發行及尚未償還、已批准發行或已設立但未發行)、有期貸款及透支或其他類似債務、融資租約或租購承擔、承付債務或承兑信貸或屬於借貸性質之其他借款或債務或任何擔保或其他重大或然負債。

就上述債務聲明而言，外幣款額已按於二零零四年十一月三十日營業時間結束時之概約兑換率換算為港元。

自二零零四年十一月三十日以來，本集團之債務或或然負債並無任何重大變動。

5. 營運資金

本公司董事認為，計及剩餘集團可動用之內部資源、估計進行出售事項所得之款項淨額，及假設不會發生意料之外的情況，剩餘集團具備充裕之營運資金，足夠應付本通函刊發日期起計十二個月內之所需。

6. 重大不利變動

截至最後實際可行日期，就本公司董事會所知，自二零零四年三月三十一日(本集團最新經審核綜合財務報表之結算日)以來，本集團之財務及業務狀況並無任何重大變動。

責任聲明

本通函所載資料乃遵照上市規則提供有關本集團之資料。本公司董事願就本通函所載之資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及確信，本通函並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

權益披露

(A) 董事於本公司股份、相關股份及債券之權益及淡倉

於最後實際可行日期，董事及本公司主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部份及標準守則必須向本公司及聯交所申報及必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉(包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉)如下：

(a) *於本公司股份、相關股份及債券之權益及淡倉*

董事姓名	身份	好倉／淡倉	所持本公司股份數目	所持本公司相關股份數目(與購股權(非上市股本衍生工具)有關)	佔本公司現有已發行股本概約百分比
陳博士	於受控制法團之權益(附註)	好倉	678,791,961	–	49.58%
陳博士	實益擁有人	好倉	11,840,896	–	0.86%
劉高原	實益擁有人	好倉	–	13,000,000	0.95%
陳佛恩	實益擁有人	好倉	–	13,000,000	0.95%
周美華	實益擁有人	好倉	–	13,000,000	0.95%
張定球	實益擁有人	好倉	–	1,300,000	0.09%
郭少強	實益擁有人	好倉	–	1,300,000	0.09%
陳樹堅	實益擁有人	好倉	–	1,300,000	0.09%
周明權	實益擁有人	好倉	–	1,300,000	0.09%
張漢傑	實益擁有人	好倉	400	–	0.00%

附註： 由於陳博士持有Chinaview International Limited(「Chinaview」)之股權，故陳博士被視作在678,791,961股本公司股份中擁有權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，而Galaxyway擁有德祥企業已發行普通股股本約33.58%，德祥企業則擁有ITC Investment Holdings Limited(「ITC Investment」)之全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)擁有該等股份。

(b) 於下列相聯法團之股份、相關股份及債券之權益及淡倉：

(i) **德祥企業**

董事姓名	身份	好倉／淡倉	所持有德祥企業普通股數目	所持德祥企業之可換股票據（非上市股本衍生工具）之相關股份數目	佔德祥企業現有已發行普通股股本概約百分比
陳博士	受控制法團權益（附註a）	好倉	219,681,911	–	33.58%
陳博士	實益擁有人	好倉	–	833,333,333（附註b）	127.36%

附註：

a. 陳博士由於擁有Chinaview之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galayway擁有。

b. 陳博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據。附有可按初步換股價每股0.30港元（可予調整）轉換成833,333,333股德祥企業普通股之權利。

(ii) **保華建業集團有限公司（前稱天網（國際集團）有限公司）（「保華建業」）**

董事姓名	身份	好倉／淡倉	所持保華建業股份數目	所持保華建業相關股份數目（有關非上市股本衍生工具）	佔保華建業現有已發行股本概約百分比
陳博士	於受控制法團權益（附註）	好倉	531,826,317	–	92.7%
陳博士	於受控制法團權益（附註）	好倉	–	100,000,000	17.3%

附註：由於陳博士持有Chinaview之股權，而Chinaview則間接擁有德祥企業已發行普通股股本約33.58%，故陳博士被視作擁有保華建業之股份及相關股份之權益。德祥企業間接擁有本公司已發行股本約49.58%。本公司之間接全資附屬公司Paul Y. Investments Limited擁有保華建業之531,826,317股股份，而本公司亦因一筆融資信貸（保華建業據此在提用該筆融資信貸時會向本公司發行可換股票據）而直接持有保華建業100,000,000股相關股份之權益。

(iii) **中策集團有限公司（「中策」）**

董事姓名	身份	好倉／淡倉	所持中策股份數目	佔中策現有已發行股本概約百分比
陳博士	於受控制法團之權益（附註）	好倉	258,819,795	29.36%

附註：由於陳博士持有Chinaview之股權，而Chinaview間接擁有德祥企業已發行普通股股本約33.58%，故陳博士被視作擁有258,819,795股中策股份之權益。德祥企業間接擁有本公司已發行股本約49.58%。該等股份由本公司之間接全資附屬公司Calisan Developments Limited擁有。

根據證券及期貨條例第十五部之定義，德祥企業、保華建業及中策均為本公司之相聯法團。

除上文所披露者外，於最後實際可行日期，本公司董事或主要行政人員概無根據證券及期貨條例第十五部第7及第8部份於本公司或任何相聯法團（定義見證券及期貨條例第十五部）之股份、相關股份或債券中擁有（或根據證券及期貨條例之有關規定被認為或視作擁有）任何權益或淡倉，或任何必須列入本公司根據證券及期貨條例第352條予以存置之登記冊內之任何權益或淡倉，或任何根據上市規則所規定之上市發行人董事進行證券交易之標準守則而必須向本公司及聯交所申報之任何權益或淡倉。

(B)　根據證券及期貨條例予以存置之登記冊內所記錄之主要股東／其他人士之權益及淡倉

於最後實際可行日期，據本公司董事及主要行政人員所知，下列人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部份之條文必須向本公司披露之權益或淡倉：

(a)　*主要股東於本公司股份及相關股份之權益及淡倉*

姓名／名稱	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
陳博士	於受控制法團之權益（附註）	好倉	678,791,961	49.58%
陳博士	實益擁有人	好倉	11,840,896	0.86%
伍婉蘭	配偶權益（附註）	好倉	690,632,857	50.44%
Chinaview	於受控制法團之權益（附註）	好倉	678,791,961	49.58%
Galaxyway	於受控制法團之權益（附註）	好倉	678,791,961	49.58%
德祥企業	於受控制法團之權益（附註）	好倉	678,791,961	49.58%
ITC Investment	於受控制法團之權益（附註）	好倉	678,791,961	49.58%
Hollyfield	實益擁有人（附註）	好倉	678,791,961	49.58%
Aeneas Capital Management LP（作為投資經理）	投資經理	好倉	149,430,000	10.91%
Toggenburger Christian Emil	實益擁有人	好倉	82,457,653	6.02%

附註：Hollyfield為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司，擁有678,791,961股本公司股份。Galaxyway乃Chinaview之全資附屬公司，擁有德祥企業之已發行普通股股本約33.58%，陳博士擁有Chinaview之全部已發行股本。ITC Investment被視作在Hollyfield所持有之上述678,791,961股本公司股份中擁有權益。陳博士之配偶伍婉蘭女士被視作在Hollyfield所持有之上述678,791,961股本公司股份及在陳博士直接持有之11,840,896股本公司股份中擁有權益。

(b) 其他人士於本公司股份及相關股份之權益及淡倉

姓名／名稱	身份	好倉／淡倉	所持本公司股份數目	佔本公司現有已發行股本概約百分比
Deutsche Bank Aktiengesellschaft	抵押權益	好倉	58,527,189	4.27%
Deutsche Bank Aktiengesellschaft	實益擁有人	好倉	81,318,000	5.94%

除上文披露者外，於最後實際可行日期，概無任何本公司董事身為擁有須根據證券及期貨條例第十五部第2及3部份之條文須向本公司披露之本公司股份或相關股份之權益或淡倉之公司之董事或僱員。

(C) 於本集團其他成員公司中之主要股權

於最後實際可行日期，據本公司董事及主要行政人員所知，下列人士(本公司董事或主要行政人員除外)直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下可於本集團任何其他成員公司之股東大會上投票之權利)：

附屬公司名稱	股東姓名／名稱	佔現有已發行股本之概約百分比
朗成設計工程(香港)有限公司	傳藝工程策劃有限公司	45.0%
恒加混凝土製品有限公司	劉國祥	15.0%
江蘇洋通開發投資有限公司	江蘇洋口港投資開發有限公司	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%

除上文所披露者外，於最後實際可行日期，本公司董事及主要行政人員並不知悉任何人士於本公司股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部份之條文必須向本公司披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本(附有在一切情況下可於本集團任何其他成員公司之股東大會上投票之權利)或持有該等股份之任何購股權。

服務合約

於最後實際可行日期，本公司董事概無與本集團任何成員公司訂立本集團任何不可於一年內免付補償(法定補償除外)而終止之服務合約。

訴訟

本集團根據一項擔保向本公司一名前股東提出申索，以追討由本公司之一間聯營公司引致之虧損款項約123,711,000港元。本集團已於二零零零年六月九日展開針對該名前股東之法律訴訟，以追討該等虧損款項連利息及其他相關開支。在二零零五年六月將會就此舉行審判。本公司之董事在聽取法律意見後，相信該項訴訟為有效並可自該名前股東收回全數虧損款項。

該前股東已於二零零四年三月四日就指稱本公司未能盡量減低該聯營公司之該等虧損及申索因該項指稱失責引致之損失連利息及其他開支而展開法律訴訟。根據原訟法庭於二零零四年九月三日得出之裁決，本公司成功將該前股東就上述訴訟之申索陳述書剔除。

除上文所披露者外，本集團其他成員公司於最後實際可行日期概無牽涉任何就本集團而言乃屬重大之訴訟或索償要求，而就本公司董事所知，本集團各成員公司亦概無任何尚未了結或蒙受威脅而對本集團乃屬重大之訴訟或索償要求。

董事於構成競爭業務之權益

於最後實際可行日期，本公司董事於構成競爭業務中擁有須根據上市規則第8.10條予以披露之權益如下：

董事姓名	公司名稱	構成競爭業務之性質	權益之性質	附註
陳博士	中策及其附屬公司	於國內之地產業務	為中策之主席、行政總裁兼主要股東	1, 3
	錦興集團有限公司(「錦興」)及其附屬公司	於國內之地產業務	為錦興之主席、執行董事兼主要股東	2, 4
周美華	中策及其附屬公司	於國內之地產業務	為中策之執行董事	3
張漢傑	永安旅遊(控股)有限公司(「永安旅遊」)及其附屬公司	於香港之地產業務	為永安旅遊之董事總經理	5
	Universal Engineering & Construction Ltd(「UECL」)	建築	間接持有UECL之股本權益	6
	銀鎮有限公司(「銀鎮」)	於香港之地產業務	為銀鎮之董事兼股東	7
	錦興及其附屬公司	於國內之地產業務	為錦興之非執行董事	4
	互勵發展有限公司(「互勵」)	於香港之地產業務	為互勵之董事兼股東	8
	中之傑發展有限公司(「中之傑發展」)	於香港之地產業務	為中之傑發展之董事兼股東	9
	Artnos Limited(「Artnos」)	於香港之地產業務	為Artnos之董事兼股東	10
	Orient Centre Limited(「Orient Centre」)	於香港之地產業務	為Orient Centre之股東	11
	Super Time Limited(「Super Time」)	於香港之地產業務	為Super Time之董事兼股東	12
	中策之附屬公司	於國內之地產業務	為中策附屬公司之董事	3
	Asia City Holdings Limited(「Asia City」)	於香港之地產業務	為Asia City之董事兼股東	13

附註：

1. 本公司持有中策之已發行股本約29.36%。鑑於陳博士被視作擁有德祥企業已發行普通股股本約33.58%及本公司已發行股本約49.58%，故陳博士被視為中策之主要股東。

2. 鑑於陳博士被視作擁有德祥企業已發行普通股股本約33.58%，故陳博士被視為錦興之主要股東。

3. 中策擁有國內一項物業及一個土地發展項目。中策有權取得該項目之獨家發展權，亦有權取得該土地以作發展之用。鑑於中策擁有其土地發展權及物業之權益，同時身為本公司董事之中策董事被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於中策持有物業權益及土地發展權之物業並非鄰近本集團所擁有之物業，因此，本公司董事認為，中策地產業務與本公司地產業務之間之競爭不大。中策之董事會成員包括陳博士、周美華女士、Yap, Allan博士、陳玲女士、呂兆泉先生(Yap, Allan博士之替任董事)、陳國鴻先生(陳博士之替任董事)、卜思問先生、馮蘊瑤女士及黃景霖先生。中策之已發行股本約為88,000,000港元。

4. 錦興擁有國內一個土地發展項目。錦興有權取得該項目之獨家發展權，亦有權取得該土地以作發展之用。鑑於錦興擁有位於國內之該土地之發展權，同時身為本公司董事之錦興董事被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於錦興持有土地發展權之物業並非鄰近本集團所擁有之物業，因此，本公司董事認為，錦興地產業務與本集團地產業務之間之競爭僅屬輕微。錦興之董事會成員包括陳博士、Yap, Allan博士、陳國鴻先生、呂兆泉先生、霍建寧先生、施熙德女士(霍建寧先生之替任董事)、葉德銓先生、張漢傑先生、袁天凡先生、郭嘉立先生及黃景霖先生。錦興之已發行股本約為2,200,000港元。

5. 永安旅遊擁有國內廣西壯族自治區一幅建有建築物及構築物之土地，計劃發展酒店項目，包括一幢酒店大樓、員工宿舍大樓及鍋爐室，面積約為15,557.8平方米。鑑於永安旅遊擁有位於國內廣西壯族自治區之該土地之權益，同時身為本公司董事之永安旅遊董事被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於永安旅遊持有之土地並非鄰近本公司所擁有之物業，因此，本公司董事認為，永安旅遊地產業務與本公司地產業務之間之競爭僅屬輕微。永安旅遊之董事會成員包括余錦基先生、張漢傑先生、Yap, Allan博士、陳百祥先生、呂兆泉先生、陸綺蓮女士、陳若偉先生、霍建寧先生、施熙德女士(霍建寧先生之替任董事)、郭嘉立先生、冼志輝先生及黃景霖先生。永安旅遊之已發行股本約為322,000,000港元。

6. UECL之董事會由五名董事組成。張漢傑先生並非UECL之董事。UECL之已發行股本為18,000,000港元。

7. 銀鎮擁有一間香港店舖可供出售或出租，建築樓面面積約為660平方呎，附有小閣樓。鑑於銀鎮擁有該店舖之權益，同時身為本公司董事之銀鎮董事張漢傑先生被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於銀鎮持有之店舖並非鄰近本集團所擁有之物業，因此，本公司董事認為，銀鎮地產業務與本公司地產業務之間之競爭僅屬輕微。銀鎮之董事會由兩名董事組成，即張漢傑先生及一間私人有限公司。銀鎮之已發行股本為2.00港元。

8. 互勵擁有一項香港物業可供出售，建築樓面面積約為5,000平方呎。鑑於互勵擁有該物業之權益，同時身為本公司董事之互勵董事張漢傑先生被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於互勵持有之物業並非鄰近本集團所擁有之物業，因此，本公司董事認為，互勵地產業務與本公司地產業務之間之競爭僅屬輕微。互勵之董事會由兩名董事組成，即張漢傑先生及一間私人有限公司。互勵之已發行股本為2.00港元。

9. 中之傑發展擁有一間香港店舖可供出租，建築樓面面積約為1,080平方呎。鑑於中之傑發展擁有該店舖之權益，同時身為本公司董事之中之傑發展董事張漢傑先生被視作於與本集團地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，由於中之傑發展持有之店舖並非鄰近本集團所擁有之物業，因此，本公司董事認為，中之傑發展地產業務與本公司地產業務之間之競爭僅屬輕微。中之傑發展之董事會由兩名董事組成，即張漢傑先生及一間私人有限公司。中之傑發展之已發行股本為2.00港元。

10. Artnos在香港持有一項物業。鑑於Artnos擁有該項物業之權益，張漢傑先生(Artnos之董事兼股東，亦為本公司之董事)被視為在與本集團之地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，鑑於Artnos持有之物業並非與本集團擁有之物業位於同一地帶，故本公司董事會認為Artnos之地產業務與本公司之地產業務所構成之競爭僅屬輕微。

11. Orient Centre在香港擁有一項物業。鑑於Orient Centre擁有該項物業之權益，張漢傑先生(Orient Centre之董事兼股東，亦為本公司之董事)被視為在與本集團之地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，鑑於Orient Centre持有之物業並非與本集團擁有之物業位於同一地帶，故本公司董事會認為Orient Centre之地產業務與本公司之地產業務所構成之競爭僅屬輕微。

12. Super Time在香港擁有一項物業。鑑於Super Time擁有該項物業之權益，張漢傑先生(Super Time 之董事兼股東，亦為本公司之董事)被視為在與本集團之地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，鑑於Super Time持有之物業並非與本集團擁有之物業位於同一地帶，故本公司董事會認為Super Time之地產業務與本公司之地產業務所構成之競爭僅屬輕微。

13. Asia City在香港擁有一項物業，鑑於Asia City擁有該物業之權益，張漢傑先生(Asia City之董事兼股東，亦為本公司之董事)被視為在與本集團之地產業務構成或可能構成直接或間接競爭之業務中擁有權益。然而，鑑於Asia City持有之物業並非與本集團擁有之物業位於同一地帶，故本公司董事會認為Asia City之地產業務與本公司之地產業務所構成之競爭僅屬輕微。

陳博士、周美華女士及張漢傑先生被視為於上述競爭業務擁有權益。擁有與上述業務構成潛在競爭之業務之權益之本公司附屬公司董事於董事會會議上共同作出決定。倘出現利益衝突，陳博士、周美華女士及張漢傑先生將放棄參與為本集團作出有關決定。每名本公司董事亦了解到對每間公司之職責及責任，彼等作為某間公司之董事，彼等必須考慮到該公司之利益。因此，本集團能獨立於競爭業務並按公平原則進行其業務，並擬獨立於競爭業務並按公平原則進行其業務。

除上文所披露者外，如不計本集團業務，本公司各董事或彼等各自之聯繫人士於與本集團業務直接或間接構成競爭或可能構成競爭之任何業務中，概無擁有任何權益。

董事之其他權益

於最後實際可行日期：

(i) 本公司各董事自二零零四年三月三十一日(本集團最近期刊發之經審核賬目編製至該日為止)以來，在本集團任何成員公司所購買或出售或租賃或建議購買或出售或租賃之任何資產中，概無擁有任何權益；及

(ii) 本公司各董事在本集團之任何成員公司所訂立之任何合約或安排(泛指在本通函刊發日期仍然有效且對本集團之業務影響重大之合約或安排)中，概無擁有任何重大權益。

重大合約

以下為本公司或其附屬公司於緊接本通函刊發日期兩年至最後實際可行日期期間訂立之重大或可能屬重大之合約（並非於日常業務過程中訂立之合約）：

1. 本公司之全資附屬公司Pembinaan DGL Holdings Sdn Bhd（「Pembinaan」）作為授予人、Tarrow Pty Ltd（「Tarrow」）作為承授人與本公司於二零零三年四月二十八日就Pembinaan授予Tarrow認沽期權以按每股Downer股份2.2澳元向Pembinaan收購8,750,000股Downer股份（此乃由於在二零零三年十一月二十八日將每4股Downer之股份合併為1股Downer股份，故而對35,000,000股Downer股份作出調整後所得）而訂立之認沽期權協議（「認沽期權協議」）；

2. 就滙富證券有限公司代表Calisan Developments Limited（「Calisan」）及Well Orient Limited（「Well Orient」）提出收購中策之全部已發行股份（「中策股份」）及已發行認股權證（「中策認股權證」），每股中策股份及每份中策認股權證之價格分別為0.139港元及0.001港元（不包括Calisan、Well Orient及與彼等一致行動之人士當時擁有之中策股份及認股權證）及註銷中策全部尚未行使購股權（「中策購股權」，每份中策購股權之價格為0.001港元）之強制性有條件現金收購建議而言，本公司、德祥企業、錦興及滙富融資有限公司於二零零三年六月二十四日訂立之授權書；Calisan（本公司之全資附屬公司）、Well Orient（錦興之全資附屬公司）及多位接納股東交回之28份接納及轉讓表格（合共有關中策股本中之64,592,089股股份）及Calisan、Well Orient及多位接納認股權證持有人交回之3份接納及轉讓表格（合共有關21,900份中策認股權證）；

3. Pembinaan於二零零三年十一月四日按每股Downer股份3.48澳元出售8,750,000股合併Downer股份（因於二零零三年十一月二十八日將4股Downer股份合併為1股Downer股份而由35,000,000股Downer股份作出調整）之買賣單據；

4. Pembinaan於二零零三年十二月八日按每股Downer股份3.68澳元出售20,000,000股合併Downer股份之買賣單據；

5. Century Harbour Limited（「Century Harbour」，本公司之全資附屬公司）與Steady Forth Limited（「Steady Forth」）於二零零四年三月三十日就Century Harbour以396,000,000港元之代價向Steady Forth收購Global Achiever Limited（「Global Achiever」，其間接持有江蘇洋通開發投資有限公司（「江蘇洋通投資」）60%權益）之已發行股本90.1%及全部股東貸款而訂立之買賣協議。Century Harbour亦承諾向Global Achiever墊支最多16,000,000美元（相當於約124,800,000港元）之款項，以便Global Achiever或其附屬公司可支付其佔江蘇洋通投資註冊資本之部份；

6. Wellington Equities Inc.（「Wellington」）作為賣方與Growing Success Limited（「Growing Success」，本公司之全資附屬公司）作為買方於二零零四年三月二十七日就Growing Success向Wellington收購Hidden Advantage Investments Limited（「Hidden」）之全部已發行股本連同Hidden結欠Wellington之未償還股東貸款72,800,000港元而訂立之買賣協議（經於二零零四年三月二十九日、二零零四年六月二十一日及二零零四年十月二十日訂立之補充協議修訂及補充），總代價為30,000,000港元，其中10,000,000港元將以現金支付，其餘20,000,000港元將以向Wellington發行Hidden代價股份（定義見下文）中天網（國際集團）有限公司（「天網」）20,000,000股每股面值0.50港元之合併股份（「合併股份」，即天網於完成股本重組時之股份）之方式支付；

7. 天網與本公司於二零零四年三月二十九日就天網向本公司收購Paul Y. - ITC Construction Holdings (B.V.I.) Limited之全部已發行股本及股東貸款而訂立之買賣協議（經於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之補充協議修訂及補充），代價為400,000,000港元，將以天網發行及配發400,000,000股合併股份之方式支付；

8. 天網與本公司於二零零四年三月二十九日就本公司包銷建議公開發售天網45,070,995股新合併股份.(「發售股份」)而訂立之包銷協議(經於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之補充協議修訂及補充),建議公開發售之基準為保證每兩股合併股份獲發五股發售股份,每股發售股份1.00港元,佣金為本公司包銷之實際發售股份數目之總認購價之2%,最多將約為901,420港元;

9. 天網與本公司於二零零四年三月二十九日就天網向本公司收購Hidden之全部已發行股本及Hidden結欠Growing Success之股東貸款而訂立之買賣協議(經於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之補充協議修訂及補充),代價為113,600,000港元,將以天網發行及配發113,600,000股合併股份(「Hidden代價股份」)之方式支付;

10. 本公司、Pembinaan及Tarrow於二零零四年十一月二十九日訂立之結算協議。據此,Tarrow僅根據行使選擇權通知而購入5,500,000股Downer股份。作為購入上述股份之代價,各方已互相豁免因根據購股權購入餘下3,250,000股Downer股份而產生並可能向對方提出之一切索償要求;及

11. 本公司、Pembinaan及瑞士銀行就出售事項而訂立之協議。

要求以點票方式進行表決之程序

根據公司細則第66條,除非以下人士(在公佈以舉手方式投票結果時或之前,或撤回要求以點票方式進行表決時)要求以點票方式進行表決,否則於股東週年大會上提呈表決之決議案由有權投票之股東本人或正式授權之公司代表或受委代表以舉手投票方式進行表決:

(i) 大會主席;或

(ii) 至少三名親自或正式授權之公司代表或受委代表出席並有權投票之股東;或

(iii) 任何一名或多名親自或正式授權之公司代表或受委代表出席之股東及其代表不少於全部有權在大會上投票之股東十分之一之總投票權;或

(iv) 任何一名或多名親自或正式授權之公司代表或受委代表出席且擁有本公司股份並有權在大會上投票之股東,而其股份之已繳股本總和相等於不少於全部有權在大會上投票之股份十分之一之已繳股本。

根據上市規則之規定,本公司將於大會舉行後之營業日在本地報章刊登點票表決結果之公佈。

一般事項

a. 本公司之合資格會計師為黃耀雄先生,CPA, FCCA。

b. 本公司之秘書為黃麗堅女士,LL.B., LL.M., MCF,合資格在香港、英國及威爾斯執業之律師。

c. 本公司之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda,而本公司之香港主要營業地點則設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

d. 本公司之主要股份過戶登記處為Butterfield Fund Services (Bermuda) Limited,地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda,而本公司之股份過戶登記分處為秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

e. 本通函之中、英文版本如有歧異,就解釋而言,須以英文版本為準。

備查文件

由本通函刊發日期起直至二零零五年二月八日(包括該日)任何週日(公眾假期除外)之一般辦公時間內，可於齊伯禮律師行之辦事處(地址為香港中環遮打道16-20號歷山大廈20樓)查閱以下文件：

- 本公司之公司組織章程大綱及細則；
- 本公司截至二零零三年及二零零四年三月三十一日止各年度之經審核綜合財務報表；
- 本公司截至二零零四年九月三十日止六個月之中期報告；
- 本附錄所指之重大合約；
- 本公司自二零零四年三月三十一日(即本集團最新公佈經審核綜合財務報表之結算日)以來根據上市規則第14章所載之規定刊發之以下通函：
  - 於二零零四年五月五日刊發之通函，內容有關收購合營企業約54.06%間接權益及於中國江蘇省南通市洋口港建設及經營大宗散貨碼頭；
  - 於二零零四年七月三十日刊發之通函，內容有關根據購股權計劃更新10%上限之購股權、一般授權發行股份及購回股份、重選退任董事及修訂公司細則；
  - 於二零零四年十月七日刊發之通函，內容有關截至二零零四年三月三十一日止年度末期股息之以股代息計劃(有權選擇收取現金)；及
  - 於二零零四年十一月三十日刊發之通函，內容有關天網之重組建議，其中涉及出售Paul Y. - ITC Construction Holdings (B.V.I.) Limited及其附屬公司及Hidden及因收購天網之權益而包銷天網之公開發售建議。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 498

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Stock code: 275

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

Stock code: 235

JOINT ANNOUNCEMENT

Hanny Holdings Limited ("Hanny") and Paul Y. - ITC Construction Holdings Limited ("Paul Y")'s announcements pursuant to Rule 3.3 of the Hong Kong Code on Takeovers and Mergers and Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")

Reference is made to the announcement of Hanny dated 15th October, 2004 and the joint announcement of Paul Y and ITC Corporation Limited dated 15th October, 2004 (the "Announcements").

As stated in the Announcements, Hanny and Paul Y have been approached by a third party in connection with the possible acquisition (the "Possible Acquisition") by that third party of some or all of their interests in the shares of China Strategic Holdings Limited ("China Strategic") from Paul Y and/or Hanny, which may or may not result in a general offer for all of the shares of China Strategic.

In view of the increases in the price and the trading volume of the shares of China Strategic as mentioned below, Hanny and Paul Y wish to announce that they are still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. If such Possible Acquisition proceeds, it may constitute notifiable transactions for Paul Y and/or Hanny under Chapter 14 and/or Chapter 14A of the Listing Rules. The companies will comply with any disclosure or other relevant requirements of the Listing Rules.

Listing Rule 13.10 statement of China Strategic

The directors of China Strategic have noted the recent increases in the price and the trading volume of the shares of China Strategic and wish to state that we are not aware of any reasons for such increases.

Reference is made to the announcements issued by China Strategic dated 15th October, 2004, 15th November, 2004 and 31st December, 2004 respectively and the joint announcement made by China Strategic and Wing On Travel (Holdings) Limited dated 30th November, 2004 regarding, among others, the Possible Acquisition.

As stated in the announcement of China Strategic dated 31st December, 2004, the discussions regarding the

Possible Acquisition were not in an advanced stage. China Strategic has been informed by each of Hanny and Paul Y that it is still in discussions with the third party regarding the Possible Acquisition and that the discussions regarding the Possible Acquisition have proceeded to an advanced stage. However, terms of the Possible Acquisition are yet to be agreed and the Possible Acquisition may or may not proceed. Save for the aforementioned, the directors of China Strategic confirm that there are no negotiations or agreements relating to the intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the board of directors of China Strategic aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive-nature.

Made by the order of China Strategic, the board of directors of which individually and jointly accept responsibility for the accuracy of this statement.

Warnings

As the Possible Acquisition may or may not proceed, the respective shareholders of Paul Y, Hanny and China Strategic and the potential investors are advised to exercise caution when dealing in the shares of Paul Y, Hanny and China Strategic.

By Order of the Board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

By Order of the Board of
Hanny Holdings Limited
Cheng Wai Chu, Judy
Company Secretary

By Order of the Board of
China Strategic Holdings Limited
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 21st January, 2005

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to China Strategic and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to China Strategic and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to China Strategic and Hanny) not contained in this announcement , the omission of which would make any statement (other than that relating to China Strategic and Hanny) in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Paul Y and China Strategic) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and China Strategic) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and China Strategic) not contained in this announcement , the omission of which would make any statement (other than that relating to Paul Y and China Strategic) in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information

contained in this announcement (other than that relating to Paul Y and Hanny) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than that relating to Paul Y and Hanny) have been arrived at after due and careful consideration and there are no other facts (other than that relating to Paul Y and Hanny) not contained in this announcement , the omission of which would make any statement (other than that relating to Paul Y and Hanny) in this announcement misleading.

As at the date of this announcement, the directors of Paul Y are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Mr. Lau Ko Yuen, Tom
Mr. Chan Fut Yan
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive Director:
Mr. Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Please also refer to the published version of this announcement in The Standard.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
股份代號：498

HANNY HOLDINGS LIMITED
錦興集團有限公司*
(於百慕達註冊成立之有限公司)
股份代號：275

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)
股份代號：235

聯合公佈

錦興集團有限公司(「錦興」)與保華德祥建築集團有限公司(「保華」)根據香港公司收購及合併守則第3.3條及香港聯合交易所有限公司證券上市規則(「上市規則」)第13.09條發表之公佈

茲提述錦興於二零零四年十月十五日發表之公佈以及保華與德祥企業集團有限公司於二零零四年十月十五日發表之聯合公佈(「該等公佈」)。

誠如該等公佈所述，一名第三方人士曾接觸錦興及保華，表示有意收購保華及／或錦興於中策集團有限公司(「中策」)之部份或全部權益(「可能進行收購事項」)，其將可能或不可能導致須就全部中策股份作出全面收購。

鑑於下文所述中策股份價格以及成交量上升，錦興與保華茲公佈彼等仍正與該第三方人士就可能進行收購事項進行商討，而關於可能進行收購事項之商討已進入具體階段。然而，有關人士仍未協定可能進行收購事項之條款，而可能進行收購事項可能會或可能不會進行。倘該可能進行收購事項進行，根據上市規則第14章及／或第14A章可構成保華及／或錦興之須予披露交易。公司會遵從上市規則之任何披露或其他有關要求。

中策根據上市規則第13.10條發表之聲明

中策董事已知悉近期中策的股份價格及成交量上升，茲聲明中策並不知悉導致價格及成交量上升之任何原因。

茲提述中策分別於二零零四年十月十五日、二零零四年十一月十五日及二零零四年十二月三十一日發表之公佈，以及中策與永安旅遊(控股)有限公司於二零零四年十一月三十日發表之聯合公佈，內容乃關於(其中包括)可能進行收購事項。

根據中策於二零零四年十二月三十一日發表之公佈所述，有關可能進行收購事項之討論尚未達到具體階段。中策獲錦興及保華各自知會，彼等與該第三方人士仍就可能進行收購事項進行磋商，而有關可能進行收購事項之磋商已達到具體階段。然而，可能進行收購事項之條款尚未達成，而可能進行收購事項最終會否進行實屬未知之數。中策董事謹確認，除上文所述者外，目前並無任何有關收購或變賣的商談或協議為根據《上市規則》第13.23條而須予公開者；中策董事會亦不知悉有任何足以或可能影響價格的事宜為根據《上市規則》第13.09條所規定的一般責任而須予公開者。

上述聲明乃承中策董事會之命而作出；董事會各董事願就本聲明的準確性承擔個別及共同的責任。

警告

由於可能進行收購事項可能會或可能不會進行，保華、錦興及中策各自之股東及準投資者於買賣保華、錦興及中策之股份時務需審慎行事。

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

承董事會命
錦興集團有限公司
公司秘書
鄭慧珠

承董事會命
中策集團有限公司
公司秘書
陳欣欣

香港，二零零五年一月二十一日

保華董事願就本公佈所載資料(關於中策及錦興者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於中策及錦興者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於中策及錦興者除外)，導致本公佈所載之任何聲明(關於中策及錦興者除外)有所誤導。

錦興董事願就本公佈所載資料(關於保華及中策者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於保華及中策者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於保華及中策者除外)，導致本公佈所載之任何聲明(關於保華及中策者除外)有所誤導。

中策董事願就本公佈所載資料(關於保華及錦興者除外)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見(關於保華及錦興者除外)乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實(關於保華及錦興者除外)，導致本公佈所載之任何聲明(關於保華及錦興者除外)有所誤導。

於本公佈日期，保華之董事如下：

執行董事：
陳國強博士
劉高原先生
陳佛恩先生
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
呂兆泉先生
陳國鴻先生

非執行董事：
霍建寧先生
葉德銓先生
張漢傑先生
施熙德女士
(為霍建寧先生之替任董事)

獨立非執行董事:
袁天凡先生
郭嘉立先生
黃景霖先生

於本公佈日期，中策之董事如下：

執行董事：
陳國強博士
Yap, Allan博士
周美華女士
陳玲女士
李波先生
陳國鴻先生
(為陳國強博士之替任董事)
呂兆泉先生
(為Yap, Allan 博士之替任董事)

獨立非執行董事：
卜思問先生
黃景霖先生
冼志輝先生

* *僅供識別*

請同時參閱本公佈於經濟日報刊登的內容。

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(to be renamed as

Paul Y Engineering

"PAUL Y. ENGINEERING GROUP LIMITED"
"保華建業集團有限公司*")

(incorporated in Bermuda with limited liability)
(Stock Code: 577)

(1) RESULTS OF OPEN OFFER
(2) COMPLETION OF RESTRUCTURING PROPOSAL
(3) APPOINTMENT AND RESIGNATION OF DIRECTORS
(4) CHANGE OF COMPANY SECRETARY AND AGENTS FOR THE SERVICE OF PROCESS
(5) CHANGE OF PRINCIPAL PLACE OF BUSINESS

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

(incorporated in Bermuda with limited liability)
(Stock Code: 498)

RESIGNATION OF DIRECTORS AND CHANGE OF COMPANY SECRETARY

Results of Open Offer of Paul Y. Engineering:
At 4:00 p.m. on Thursday, 13th January, 2005, being the latest time for application and payment for the Offer Shares, an aggregate of 12 valid applications were received for the exact amount of the applicants' provisional allotments on an assured basis, for an aggregate of 6,844,678 Offer Shares. On the basis of an aggregate of 6,844,678 Offer Shares being applied for, approximately 15.2% of the total number of 45,070,995 Offer Shares offered under the Open Offer were applied for by Shareholders.

The Open Offer, which was underwritten by Paul Y, became unconditional at 4:00 p.m. on Monday, 17th January, 2005. Based on the above subscription results, the Open Offer was under-subscribed by 38,226,317 Offer Shares and Paul Y has subscribed for such 38,226,317 Offer Shares in accordance with the terms of the Underwriting Agreement.

Completion of Restructuring Proposal of Paul Y. Engineering:
Completion of the Restructuring Proposal has taken place on 17th January, 2005.

Appointment and resignation of directors of Paul Y. Engineering:
With immediate effect after completion of the Restructuring Proposal on 17th January, 2005, the following have been appointed as directors of Paul Y. Engineering:

Mr. Ronald James Blake	:	**Chairman, Independent Non-Executive Director and Chairman of the Audit Committee**
Mr. Lau Ko Yuen, Tom	:	**Deputy Chairman and Non-Executive Director**
Mr. Wong Wing Hoo, Billy	:	**Managing Director and Executive Director**
Mr. Lee Hon Chiu	:	**Executive Director**
Mr. Lee Chack Fan	:	**Independent Non-Executive Director and member of the Audit Committee**
Mr. Iain Ferguson Bruce	:	**Independent Non-Executive Director and member of the Audit Committee**

With immediate effect after completion of the Restructuring Proposal, Messrs. Choi Wing Kin, Wu Wing Kin and To Chi resigned as executive directors of Paul Y. Engineering, and Mr. Lo Chi Ho, William resigned as a non-executive director of Paul Y. Engineering. Messrs. Cheung Hon Kit and Ng Wai Hung resigned as independent non-executive directors of Paul Y. Engineering and ceased to be members of the Audit Committee of Paul Y. Engineering.

Change of company secretary and agents for the service of process of Paul Y. Engineering:
With effect from 17th January, 2005, Mr. To Chi resigned and Ms. Mui Ching Hung, Joanna has been appointed as the Company Secretary of Paul Y. Engineering.

With effect from 17th January, 2005, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu have been appointed as the agents for the service of process in Hong Kong of Paul Y. Engineering.

Change of principal place of business in Hong Kong of Paul Y. Engineering:
With effect from 17th January, 2005, the principal place of business of Paul Y. Engineering in Hong Kong has been changed to 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

Suspension of trading in shares of Paul Y. Engineering:
Trading in the shares of Paul Y. Engineering on the Stock Exchange has been suspended at the request of Paul Y. Engineering with effect from 9:30 a.m. on 16th October, 2003. Resumption in trading of the shares of Paul Y. Engineering is subject to the fulfilment of certain conditions which are set out below. Further announcement will be made as to whether and when trading of the shares of Paul Y. Engineering will be resumed.

Resignation of directors and change of company secretary of Paul Y:
The Paul Y Board announces that in order to clearly delineate the responsibilities of the individual directors and officer towards the respective boards of Paul Y and Paul Y. Engineering upon completion of the Restructuring Proposal, (i) Mr. Wong Wing Hoo, Billy has resigned as the Deputy Managing Director and an executive director of Paul Y; (ii) Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu have resigned as executive directors of Paul Y; (iii) Ms. Mui Ching Hung, Joanna has resigned as the Company Secretary of Paul Y; and (iv) Ms. Wong Lai Kin, Elsa has been appointed as the Company Secretary of Paul Y in place of Ms. Mui, all with effect from 17th January, 2005.

RESTRUCTURING PROPOSAL OF PAUL Y. ENGINEERING

Reference is made to (i) the joint announcements made by Skynet (International Group) Holdings Limited (to be renamed as "Paul Y. Engineering Group Limited" as mentioned below) ("Paul Y. Engineering"), Paul Y and ITC dated 4th June, 2004, 25th June, 2004, 13th August, 2004, 3rd September, 2004, 9th September, 2004, 20th October, 2004 and 30th November, 2004; (ii) the announcements made by Paul Y. Engineering dated 4th October, 2004, 15th December, 2004, 22nd December, 2004 and 30th December, 2004; (iii) the joint announcements made by Paul Y and ITC dated 24th September, 2004 and 7th October, 2004; (iv) the circulars of Paul Y. Engineering ("Paul Y. Engineering Circular") and Paul Y each dated 30th November, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver; and (v) the prospectus of Paul Y. Engineering dated 30th December, 2004 in relation to the Open Offer. Unless otherwise defined herein, capitalised terms used herein have the meanings ascribed thereto in the Paul Y. Engineering Circular.

1. CHANGE OF NAME OF PAUL Y. ENGINEERING

The proposed change of the name of Skynet (International Group) Holdings Limited to "Paul Y. Engineering Group Limited" is expected to become effective on 18th January, 2005. Paul Y. Engineering will also adopt a new Chinese name of "保華建業集團有限公司" for identification purposes.

The Change of Name will take effect from the date on which the Registrar of Companies in Bermuda enters the new English name on the register in place of the existing name. Thereafter, Paul Y. Engineering will comply with the necessary filing procedures in Hong Kong.

Further announcement will be made as soon as the Change of Name becomes effective. Details of free exchange service for new share certificates were set out in the announcement of Paul Y. Engineering dated 4th January, 2005.

2. **RESULTS OF OPEN OFFER OF PAUL Y. ENGINEERING**

At 4:00 p.m. on Thursday, 13th January, 2005, being the latest time for application and payment for the Offer Shares, an aggregate of 12 valid applications were received for the exact amount of the applicants' provisional allotments on an assured basis, for an aggregate of 6,844,678 Offer Shares. On the basis of an aggregate of 6,844,678 Offer Shares being applied for, approximately 15.2% of the total number of 45,070,995 Offer Shares offered under the Open Offer were applied for by Shareholders. No Offer Shares have been allotted to the Shareholders in excess of their provisional allotments.

3. **UNDERWRITING ARRANGEMENTS**

Based on the results of the Open Offer referred to above, the Open Offer was under-subscribed by 38,226,317 Offer Shares ("Shortfall Offer Shares"). Pursuant to the Underwriting Agreement, Paul Y has subscribed for all the Shortfall Offer Shares. The Shortfall Offer Shares represent approximately 84.8% of the Offer Shares and approximately 6.6% of Paul Y. Engineering's enlarged issued share capital of 576,699,394.8 Consolidated Shares immediately after completion of the Open Offer, Acquisition Agreement and Hidden Agreement. All subscription monies for the Shortfall Offer Shares have been received by Paul Y. Engineering as of the date of this announcement.

4. **SHARE CERTIFICATES**

Share certificates for the Offer Shares will be despatched by ordinary post to the Shareholders, at their own risk, to the address specified in the register of members of Paul Y. Engineering on Wednesday, 19th January, 2005.

5. **COMPLETION OF THE RESTRUCTURING PROPOSAL**

With completion of the Acquisition Agreement and the Hidden Agreement having taken place on Monday, 17th January, 2005, the Restructuring Proposal was also completed and fully implemented.

6. **SHAREHOLDING STRUCTURE OF PAUL Y. ENGINEERING**

The following is a summary of the shareholding structure of Paul Y. Engineering before and upon completion of the Restructuring Proposal:

Shareholder	**Shareholding before completion of the Restructuring Proposal**		**Shareholding upon completion of the Restructuring Proposal**	
	Consolidated Shares	*%*	*Consolidated Shares*	*%*
Paul Y	–	–	531,826,317.0	92.2
PCPD *(Note)*	4,080,146.0	22.6	4,080,146.0	0.7
Wellington	–	–	20,000,000.0	3.5
Other public Shareholders	13,948,253.8	77.4	20,792,931.8	3.6
Total	18,028,399.8	100.00	576,699,394.8	100.00

Note: PCPD is treated as public shareholder upon completion of the Restructuring Proposal.

Undertaking from Paul Y

Paul Y has given an undertaking to the Stock Exchange to place out its shareholding interest in Paul Y. Engineering or to do or to procure Paul Y. Engineering to do any other acts (subject to compliance with the Listing Rules) which are considered appropriate to restore the public float of Paul Y. Engineering to not less than 25%. Further announcement will be made in this regard.

7. **APPOINTMENT OF DIRECTORS OF PAUL Y. ENGINEERING**

With immediate effect after completion of the Restructuring Proposal on 17th January, 2005, the following have been appointed as directors of Paul Y. Engineering:

Mr. Ronald James Blake : Chairman, Independent Non-Executive Director and Chairman of the Audit Committee
Mr. Lau Ko Yuen, Tom : Deputy Chairman and Non-Executive Director
Mr. Wong Wing Hoo, Billy : Managing Director and Executive Director
Mr. Lee Hon Chiu : Executive Director
Mr. Lee Chack Fan : Independent Non-Executive Director and member of the Audit Committee

Mr. Iain Ferguson Bruce : Independent Non-Executive Director and member of the Audit Committee

Set out below are the biographies and background information of the directors of Paul Y. Engineering appointed:

Mr. Ronald James Blake, OBE, JP, aged 70, qualified as a Chartered Engineer in 1960 and was awarded the Institution of Civil Engineers Gold Medal in 1997. He was President of the Hong Kong Institution of Engineers between 1991 and 1992 and later became President of the Federation of Engineering Institutions of South East Asia and the Pacific (FEISEAP), having served as a member of the Executive for three years.

Mr. Blake is currently an independent non-executive director of Pacific Century Premium Developments Limited. He was a senior director with the Kowloon-Canton Railway Corporation ("KCRC") until January 2004, and was responsible for supervising KCRC's HK$75 billion railway expansion programs.

Before joining KCRC in 1997, he was Secretary for Works in the Hong Kong Government between 1991 and 1995, overseeing the implementation of the Airport Core Programme and the harbour wing extension of the Hong Kong Conference and Exhibition Centre. Before that, he served with Paul Y. Construction Company, Limited and was engaged in civil engineering and building contracting from 1972 onwards.

Mr. Blake began his career in the United Kingdom as a civil/structural engineer with Boulton and Paul, and following service with the Corps. of Royal Engineers joined Scott Wilson Kirkpatrick & Partners to return to Hong Kong in 1965.

Save as disclosed above, Mr. Blake did not hold any other directorship in any listed public companies in the last three years. Other than disclosed in this announcement, he does not hold any positions with Paul Y. Engineering or any of its subsidiaries. Mr. Blake does not have interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has not entered into any service contract with Paul Y. Engineering and its subsidiaries. There is no agreement between Paul Y. Engineering and its subsidiaries and Mr. Blake in respect of proposed length of service or prior notice to be given by either party for termination of service with regard to his engagement as an independent non-executive director of Paul Y. Engineering. Mr. Blake will receive a director's fee of HK$600,000 per annum, which is determined with reference to the prevailing market conditions.

Mr. Lau Ko Yuen, Tom, aged 53, has over 32 years' international corporate management experience in the construction industry. Mr. Lau is the Deputy Chairman of ITC Corporation Limited (stock code 372) and Paul Y, and Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and the New Zealand Stock Exchange. He was also a director of New World CyberBase Limited (stock code: 276) and an alternate director of China Strategic Holdings Limited (stock code: 235), companies whose shares are listed on the Stock Exchange, in the last three years. Other than disclosed above, he does not hold any positions with Paul Y. Engineering or any of its subsidiaries.

Mr. Lau does not have interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has not entered into any service contract with Paul Y. Engineering and its subsidiaries and is subject to retirement by rotations and re-election in accordance with the bye-laws of Paul Y. Engineering which states that one-third of the directors of Paul Y. Engineering (excluding the Chairman and Managing Director) shall retire from office by rotation and be eligible for re-election at each annual general meeting of Paul Y. Engineering. There is no agreement between Paul Y. Engineering and its subsidiaries and Mr. Lau in respect of any proposed length of service or prior notice to be given by either party for termination of service with regard to his engagement as a non-executive director of Paul Y. Engineering. No remuneration will be received by Mr. Lau.

Mr. Wong Wing Hoo, Billy, aged 47, has over 24 years' experience in the construction field. He holds a bachelor's degree in civil engineering and is a visiting professor of Central South University in the PRC. Mr. Wong is a registered professional engineer and a fellow member of the Hong Kong Institution of Engineers, the Hong Kong Institution of Highways and Transportation and the Institution of Highways and Transportation. He is also the president of the Hong Kong Construction Association and a member of the Provisional Construction Industry Coordination Board.

Mr. Wong was the Deputy Managing Director of Paul Y. He was also an alternate director of Downer in the last three years. Mr. Wong is a director of certain subsidiaries of Paul Y. Engineering.

Mr. Wong does not have interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has entered into service contract with Paul Y. Engineering and its subsidiaries. The service contract does not have any fixed term. Mr. Wong is entitled to an emolument of HK$2.2 million per annum, which is determined with reference to Mr. Wong's qualification, experience and duties and responsibilities assumed by him, as well as the prevailing market conditions.

Mr. Lee Hon Chiu, aged 43, has over 18 years' experience in auditing, accounting and financial management. He holds a bachelor's degree in business administration and is a member of the Hong Kong Institute of Certified Public Accountants, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong.

Mr. Lee was an executive director and qualified accountant of Paul Y. Save as disclosed above, he did not hold any other directorship in any listed public companies in the last three years. Mr. Lee is the qualified accountant of Paul Y. Engineering and a director of certain subsidiaries of Paul Y. Engineering.

Mr. Lee does not have interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has entered into service contract with Paul Y. Engineering and its subsidiaries. The service contract does not have any fixed term and is subject to retirement by rotations and re-election in accordance with the bye-laws of Paul Y. Engineering as mentioned above. Mr. Lee is entitled to an emolument of HK$1.5 million per annum, which is determined with reference to Mr. Lee's qualification, experience and duties and responsibilities assumed by him, as well as the prevailing market conditions.

Mr. Lee Chack Fan, BSc(Eng), MSc, Ph.D., PE, FICE, FHKIE, FHKAES, FCAE, aged 59, is the Chair Professor of Geotechnical Engineering and Pro-Vice-Chancellor of The University of Hong Kong. Professor Lee graduated from The University of Hong Kong in 1968 and subsequently received his Master's degree from The University of Hong Kong in 1970 and a Ph.D. from the University of Western Ontario, Canada in 1972. Professor Lee is an internationally renowned expert in geotechnical engineering. He worked for Ontario Hydro in Canada for some 20 years before he joined his alma mater in 1994. He has participated in the design of many massive dams and nuclear power stations. He has served as a specialist consultant or an advisor to many international bodies such as the United Nations Development Plan, World Bank, Asian Development Bank, etc. on numerous energy and infrastructure projects in many parts of the world. Professor Lee's eminent achievement in civil engineering has been highly recognized; he was awarded the K Y Lo Medal in 2000 by the Engineering Institute of Canada and was elected the Academician of the Chinese Academy of Engineering in 2003 in recognition of his contributions to the engineering profession. He has been appointed as Justice of the Peace by the Government of Hong Kong Special Administrative Region since July 2003.

Professor Lee is currently the Chairman of Harbour-front Enhancement Committee, the President of Hong Kong Academy of Engineering Science, the Chairman of Veterinary Surgeons Board, the Chairman of Hong Kong Institute for Promotion of Chinese Culture and the Vice Chairman of Librarian Advisory Council, a member of Audit Sub-Committee of Hong Kong Housing Authority, a board member of Hong Kong Cyberport Management Company Limited and a member of Research Grants Council. He is also currently an independent non-executive director of Shimao China Holdings Limited (stock code 649).

Save as disclosed above, Professor Lee did not hold any other directorship in any listed public companies in the last three years. Other than disclosed in this announcement, he does not hold any positions with Paul Y. Engineering or any of its subsidiaries. Professor Lee does not have interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has not entered into any service contract with Paul Y. Engineering and its subsidiaries and is subject to retirement by rotations and re-election in accordance with the bye-laws of Paul Y. Engineering as mentioned above. There is no agreement between Paul Y. Engineering and its subsidiaries and Professor Lee in respect of any proposed length of service or prior notice to be given by either party for termination of service with regard to his engagement as an independent non-executive director of Paul Y. Engineering. Mr. Lee will receive a director's fee of HK$300,000 per annum, which is determined with reference to the prevailing market conditions.

Mr. Iain Ferguson Bruce, aged 63, has more than 40 years of international experience in accounting and consulting. He joined KPMG Hong Kong in 1964 and was its senior partner from 1991 to 1996. He is a member of the Institute of Chartered Accountants of Scotland and the Hong Kong Institute of Certified Public Accountants. He serves as an independent non-executive director on the boards of several publicly listed companies in Hong Kong, China Merchants DiChain (Asia) Limited (stock code: 632), Vitasoy International Holdings Ltd. (stock code: 345), Wing On Company International Limited (stock code: 289) and Tencent Holdings Limited (stock code: 700). He is also an independent non-executive director of Noble Group Limited, a company whose shares are listed on the Singapore Exchange Securities Trading Limited, and DF China Technology Inc., a company whose shares are traded on Nasdaq Bulletin Board.

Save as disclosed above, Mr. Bruce did not hold any other directorship in any listed public companies in the last three years. Other than disclosed in this announcement, he does not hold any positions with Paul Y. Engineering or any of its subsidiaries. Mr. Bruce does not have an interest in any shares or underlying shares of Paul Y. Engineering required to be disclosed pursuant to Part XV of the SFO nor does he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of Paul Y. Engineering. He has not entered into any service contract with Paul Y. Engineering and its subsidiaries and is subject to retirement by rotation and re-election in accordance with the bye-laws of Paul Y. Engineering as mentioned above. There is no agreement between Paul Y. Engineering and it subsidiaries and Mr. Bruce in respect of any proposed length of service or prior notice to be given by either party for termination of service with regard to his engagement as an independent non-executive director of Paul Y. Engineering. Mr. Bruce will receive a director's fee of HK$300,000 per annum, which is determined with reference to the prevailing market conditions.

8. RESIGNATION OF DIRECTORS OF PAUL Y. ENGINEERING

To reflect the new management of Paul Y. Engineering, with immediate effect after completion of the Restructuring Proposal, Messrs. Choi Wing Kin, Wu Wing Kin and To Chi resigned as executive directors of Paul Y. Engineering, and Mr. Lo Chi Ho, William resigned as a non-executive director of Paul Y. Engineering. Messrs. Cheung Hon Kit and Ng Wai Hung resigned as independent non-executive directors of Paul Y. Engineering and ceased to be members of the Audit Committee of Paul Y. Engineering.

The above resigning directors have confirmed that there is no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of Paul Y. Engineering.

9. CHANGE OF COMPANY SECRETARY AND AGENTS FOR THE SERVICE OF PROCESS OF PAUL Y. ENGINEERING

With effect from 17th January, 2005, Mr. To Chi resigned and Ms. Mui Ching Hung, Joanna has been appointed as the Company Secretary of Paul Y. Engineering.

With effect from 17th January, 2005, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu have been appointed as the agents for the service of process in Hong Kong of Paul Y. Engineering.

10. CHANGE OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG OF PAUL Y. ENGINEERING

With effect from 17th January, 2005, the principal place of business of Paul Y. Engineering in Hong Kong has been changed to 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

11. SUSPENSION OF TRADING IN SHARES OF PAUL Y. ENGINEERING

Trading in the shares of Paul Y. Engineering on the Stock Exchange has been suspended at the request of Paul Y. Engineering with effect from 9:30 a.m. on 16th October, 2003.

Following the completion of the Restructuring Proposal and appointment of three independent non-executive Directors as mentioned above, the outstanding conditions for the resumption in trading of the shares of Paul Y. Engineering include:

(i) withdrawal of all winding up petitions, if any, field against any member of the Paul Y. Engineering group;

(ii) restoration of the holding of at least 25% of Paul Y. Engineering's issued share capital in public hands; and

(iii) issue of a resumption announcement.

As at the date of this announcement, no winding up petition has been filed against any member of the Paul Y. Engineering group and the other conditions are yet to be fulfilled. The Stock Exchange has stated that additional conditions for resumption may be placed on Paul Y. Engineering if it considers appropriate. Further announcement will be made as to whether and when trading of the shares of Paul Y. Engineering will be resumed.

RESIGNATION OF DIRECTORS AND CHANGE OF COMPANY SECRETARY OF PAUL Y

The board of directors (the "Paul Y Board") of Paul Y announces that in order to clearly delineate the responsibilities of the individual directors and officer towards the respective board of Paul Y and Paul Y. Engineering upon completion of the Restructuring Proposal, (i) Mr. Wong Wing Hoo, Billy has resigned as the Deputy Managing Director and an executive director of Paul Y; (ii) Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu have resigned as executive directors of Paul Y; (iii) Ms. Mui Ching Hung, Joanna has resigned as the Company Secretary of Paul Y; and (iv) Ms. Wong Lai Kin, Elsa has been appointed as the Company Secretary of Paul Y in place of Ms. Mui, all with effect from 17th January, 2005.

Mr. Wong, Mr. Law and Mr. Lee have confirmed that there is no disagreement with the Paul Y Board and there are no matters that need to be brought to the attention of the shareholders of Paul Y.

The Paul Y Board would like to take this opportunity to thank Mr. Wong, Mr. Law, Mr. Lee and Ms. Mui for their valuable contribution to Paul Y in the past and to extend its warmest welcome to Ms. Wong for her new appointment to Paul Y.

GENERAL

The board of directors of Paul Y. Engineering comprises six directors, of which (i) two are executive directors, namely, Mr. Wong Wing Hoo, Billy and Mr. Lee Hon Chiu; (iii) one is non-executive director, namely, Mr. Lau Ko Yuen, Tom; and (iii) three are independent non-executive directors, namely, Mr. Ronald James Blake, Mr. Lee Chack Fan and Mr. Iain Ferguson Bruce.

The board of directors of Paul Y comprises nine directors, of which (i) five are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Ms. Chau Mei Wah, Rosanna and Mr. Cheung Hon Kit; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By order of the board of
Skynet (International Group) Holdings Limited
(to be renamed as "Paul Y. Engineering Group Limited")
Mui Ching Hung, Joanna
Company Secretary

By order of the board of
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 17th January, 2005

* *for identification purpose only*

Please also refer to the published version of this announcement in The Standard.

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網（國際集團）有限公司*

（將更名為

Paul Y
Engineering

「PAUL Y. ENGINEERING GROUP LIMITED」
「保華建業集團有限公司」）*

（於百慕達註冊成立之有限公司）

（股份代號：577）

(1)公開發售結果
(2)完成重組建議
及
(3)董事之委任及辭任
(4)更換公司秘書及代表接受送達法律程序文件的代理人
(5)更改主要營業地點

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：498）

董事辭任及更換公司秘書

保華建業之公開發售結果：

於二零零五年一月十三日（星期四）下午四時（即申請發售股份及付款之最後期限）已收到合共12份有效申請，此等申請乃有關申請人所獲按保證基準暫定配發的配額所列之十足數目，即合共6,844,678股發售股份。根據已獲申請之發售股份合共為6,844,678股之基準，已獲股東申請之發售股份佔根據公開發售可申請之發售股份總數45,070,995股約15.2%。

公開發售由保華包銷，並於二零零五年一月十七日（星期一）下午四時成為無條件。根據上述之認購結果，在公開發售當中，有38,226,317股發售股份未獲認購，而保華已根據包銷協議之條款認購該等38,226,317股發售股份。

保華建業重組建議之完成：

重組建議已於二零零五年一月十七日完成。

保華建業董事之委任及辭任：
緊隨重組建議於二零零五年一月十七日完成後，下列董事已獲委任為保華建業之董事，並即時生效：

詹伯樂先生	:	主席、獨立非執行董事兼審核委員會主席
劉高原先生	:	副主席兼非執行董事
黃永灝先生	:	董事總經理兼執行董事
李焯芬先生	:	獨立非執行董事兼審核委員會成員
Iain Ferguson Bruce先生	:	獨立非執行董事兼審核委員會成員

緊隨完成重組建議後，蔡永堅先生、胡永健先生及杜志先生辭任保華建業之執行董事；而駱志浩先生辭任保華建業之非執行董事；張漢傑先生及吳偉雄先生辭任保華建業之獨立非執行董事及不再為保華建業之審核委員會成員，並即時生效。

更換保華建業之公司秘書及代表接受送達法律程序文件的代理人：
杜志先生辭任及梅靜紅女士獲委任為保華建業之公司秘書，並於二零零五年一月十七日起生效。

黃永灝先生及李漢潮先生獲委任為保華建業代表接受送達法律程序文件的代理人，並於二零零五年一月十七日起生效。

更改保華建業之香港主要營業地點：
保華建業之香港主要營業地點已更改為香港九龍觀塘鴻圖道51號保華企業中心31樓，並於二零零五年一月十七日起生效。

暫停買賣保華建業之股份：
應保華建業要求，保華建業之股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。保華建業股份須待下文所載之若干條件達成後，方可恢復買賣。本公司將於保華建業股份可以恢復買賣時再作公佈。

保華之董事辭任及更改公司秘書：
保華之董事會宣佈，為清楚界定個別董事及職員分別於保華及保華建業之董事會當中之責任起見，在重組建議完成後，(i)黃永灝先生辭任保華之副董事總經理執行董事及；(ii)李漢潮先生及羅文華先生辭任保華之執行董事；(iii) 梅靜紅女士辭任保華之公司秘書；及(vi)黃麗堅女士獲委任為保華之公司秘書以代替梅女士，該四項變更均由二零零五年一月十七日起生效。

保華建業之重組建議

謹提述(i)天網(國際集團)有限公司(誠如下文所述將更名為「保華建業(國際集團)有限公司」)(「保華建業」)、保華及德祥於二零零四年六月四日、二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日、二零零四年九月九日、二零零四年十月二十日及二零零四年十一月三十日發表之聯合公佈；(ii)保華建業於二零零四年十月四日、二零零四年十二月十五日、二零零四年十二月二十二日及二零零四年十二月三十日發表之公佈；及(iii)保華及德祥於二零零四年九月二十四日及二零零四年十月七日發表之聯合公佈，(iv)天網及保華於二零零四年年十一月三十日寄發予股東之通函(「保華建業通函」)及保華於同日寄發予股東之通函，內容有關(其中包括)重組建議及申請清洗豁免；及(v)保華建業於二零零四年十二月三十日刊發之章程，內容為有關公開發售。本公佈所用詞彙與保華建業通函所賦予者具相同涵義。

1. 保華建業更改名稱

建議更改天網(國際集團)有限公司之名稱為「Paul Y. Engineering Group Limited」一事預期將於二零零五年一月十八日生效。Paul Y. Engineering將採納「保華建業集團有限公司」為新中文名稱，以供識別。

更改名稱一事將於百慕達公司註冊處將新英文名稱記入登記冊以取代現有名稱後生效。此後，保華建業將遵守香港必須之存檔手續。

更改名稱一事生效後，將會另行刊發公佈。有關免費換領新股票之詳情已載於保華建業於二零零五年一月四日刊發之公佈。

股東特別大會之預期時間表載於下文。

2. 保華建業公開發售之結果

於二零零五年一月十三日(星期四)下午四時(即申請發售股份及付款之最後期限)已收到合共12份有效申請，此等申請乃有關申請人所獲按保證基準暫定配發的配額所列之十足數目，即合共6,844,678股發售股份。根據已獲申請之發售股份合共為6,844,678股之基準，已獲股東申請之發售股份佔公開發售可申請之發售股份總數45,070,995股約15.2%。股東概無獲配發超逾彼等申請之臨時配額之發售股份。

3. **包銷安排**

根據上述之公開發售之結果，在公開發售當中，有38,226,317股發售股份未獲認購（「認購不足發售股份」）。保華已根據包銷協議認購該等認購不足發售股份。認購不足發售股份佔發售股份約84.8%，亦佔保華建業在緊隨公開發售、收購協議及Hidden 協議完成後之經擴大已發行股本576,699,394.8股合併股份約6.6%。於本公佈日期，保華建業已收妥所有有關認購不足發售股份之認購款項。

4. **股票**

發售股份股票將於二零零五年一月十九日（星期三）以平郵寄予股東於本公司股東名冊上所示之地址，郵誤風險概由收件人自負。

5. **完成重組建議**

收購協議及Hidden 協議將於二零零五年一月十七日（星期一）完成，而重組建議亦於同一日完成及全面實行。

6. **保華建業之股權架構**

下列為在重組建議完成前及重組建議完成後保華建業之股權架構概要：

股東	**在重組建議完成前之股權**		**在重組建議完成後之股權**	
	合併股份	百份比	合併股份	百份比
保華	–	–	531,826,317.0	92.2
PCPD（附註）	4,080,146.0	22.6	4,080,146.0	0.7
Wellington	–	–	20,000,000.0	3.5
其他公眾股東	13,948,253.8	77.4	20,792,931.8	3.6
總計	18,028,399.8	100.0	576,699,394.8	100.0

附註：在重組建議完成後PCPD被視作公眾股東。

保華之承諾

保華已向聯交所承諾將會配售其於保華建業之股權或進行或促使保華建業進行任何其他被認為適當以恢復保華建業之公眾持股量至不少於25%之行動（惟須遵照上市規則規定），並將會就此事另行刊發公佈。

7. **委任保華建業之董事**

於二零零五年一月十七日完成重組建議後，下列董事已獲委任為保華建業之董事，並即時生效：

詹伯樂先生	:	**主席、獨立非執行董事兼審核委員會主席**
劉高原先生	:	**副主席兼非執行董事**
黃永灝先生	:	**董事總經理兼執行董事**
李焯芬先生	:	**獨立非執行董事兼審核委員會成員**
Iain Ferguson Bruce先生	:	**獨立非執行董事兼審核委員會成員**

下文載有獲委任為保華建業之董事之履歷及背景資料：

詹伯樂先生，OBE，太平紳士，70歲，於一九六零年取得特許工程師資格，繼而於一九九七年獲得英國土木工程師學會頒授之金獎。於一九九一年至一九九二年期間，彼為香港工程師學會會長，其後曾出任東南亞太平洋工程師協會聯盟會長達三年。

詹先生現時擔任盈科大衍地產發展有限公司獨立非執行董事。直至二零零四年一月，他曾出任九廣鐵路公司（「九廣鐵路」）高級顧監，並負責監督九廣鐵路造價達750億港元的鐵路擴展計劃。

於一九九七年加入九廣鐵路之前，他曾於一九九一年至一九九五年期間擔任香港政府工務司，負責監督公共工程計劃包括造價達港幣1,640億元的機場核心計劃及香港會議展覽中心海傍新翼的擴建工程。於一九七二年至一九九八年曾任職於保華建築有限公司，負責土木及建築工程合約。

詹氏剛開展個人事業時在英國Boulton and Paul公司任土木/結構工程師，其後在Corps of Royal Engineers服務後，於一九六五年轉職到香港 Scott Wilson Kirkpatrick & Partners 公司。

除上文所披露者外，於過往三年詹先生概無於任何上市公眾公司擔任任何其他職務。除於本公佈所披露者外，彼於保華建業及其任何附屬公司概無擁有任何職務。根據證券及期貨條例第XV部而須予披露之規定，詹先生於保華建業之任何股份或相關股份中概無擁有權益而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司概無訂立任何服務合約。保華建業及其附屬公司及詹先生概無訂立協議，內容為有關建議之服務年期或就彼獲聘為保華建業獨立非執行董事雙方須就終止服務向另一方發出之事先通知。詹先生將收取年度董事費用600,000港元，該金額乃參考現行市況而定。

劉高原先生，53歲，於建築業內積逾三十二年國際企業管理經驗。劉先生為德祥企業集團有限公司（股份代號：372）、保華及Downer EDI Limited（「Downer」）（其股份於澳洲證券交易所及新西蘭證券交易所上市之公司）之副主席。於過往三年彼亦為New World CyberBase Limited（股份代號：276）及中策集團有限公司（股份代號：235）之替任董事（該公司之股份於聯交所上市），之董事。除上文所披露者外，彼於保華建業及其任何附屬公司概無擁有任何職務。

根據證券及期貨條例第XV部而須予披露之規定，劉先生於保華建業之任何股份或相關股份中概無擁有權益，而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司概無訂立任何服務合約，惟須按照保華建業之組織章程細則，（該細則指出保華建業之三份之一董事（不包括主席及董事總經理），於保華建業之股東週年大會上輪值退任，惟符合資格膺選連任。保華建業及其附屬公司及劉先生概無訂立協議，內容為有關建議之服務年期或就彼獲聘為非執行董事雙方而須就終止服務向另一方發出之事先通知。劉先生將不會收取任何酬金。

黃永灝先生，47歲，黃先生在建築業內積逾二十四年經驗。彼持有土木工程學士學位及為中國中南大學客座教授。黃先生為香港註冊工程師，亦為香港工程師學會、香港公路學會及英國公路學會資深會員。彼亦為香港建造商會會長及臨時建造業統籌委員會委員。

黃先生為保華之副董事總經理。於過去三年，彼亦為Downer之替任董事。黃先生亦為保華建業之若干附屬公司之董事

根據證券及期貨條例第XV部而須予披露之規定，黃先生於保華建業之任何股份或相關股份中概無擁有權益，而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司訂立服務合約。該服務合約並無任何固定年期，並可於期後根據合約之條款予以終止。黃先生可享有年度酬金2,200,000港元，該金額乃經參考黃先生之資歷、經驗及彼須承擔的職責及任務，並根據現行市況而定。

李漢潮先生，43歲，於核數、會計及財務管理方面積逾十八年經驗。彼持有工商管理學士學位，並為香港會計師公會會員、英國特許會計師公會資深會員，亦為本港註冊執業會計師。

誠如上文所述李先生為保華之執行董事及合資格會計師。除上文所披露者外，於過往三年彼概無於任何上市公眾公司持有任何董事職務。李先生為保華建業之合資格會計師及保華建業若干附屬公司之董事。

根據證券及期貨條例第XV部之規定，李先生於保華建業之任何股份或相關股份中概無擁有權益，而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司訂立服務合約，並須按照保華建業之組織章程細則輪值退任及重選。該服務合約並無任何固定年期，並可於期後根據合約之條款予以終止。李先生可享有年度酬金1,500,000港元，該金額乃經參考李先生之資歷、經驗及彼須承擔的職責及任務，並根據現行市況而定。

李焯芬教授BSc(Eng)、MSc、Ph.D.、PE、FICE、FHKIE、FHKAES、FCAE，59歲，彼為香港大學岩土工程講座教授及副校長。李教授於一九六八年畢業於香港大學，而其後於一九七零年取得香港大學之碩士學位，及於一九七二年於加拿大西安大略大學取得博士學位。李教授為蜚聲國際的岩土工程專家。彼於一九九四年加盟其母校以前，曾於加拿大安大略省電力公司工作逾20年。彼曾參與多項大型的水壩及核能電廠的設計工作。同時彼曾就世界各地多個能源及基建項目，擔任多個國際組織的顧問專家或顧問，包括聯合國發展計劃、世界銀行、亞洲發展銀行等。李教授於土木工程方面取得的傑出成就廣獲確認，並於二零零零年獲得Engineering Institute of Canada 的K Y Lo Medal ，同時亦於二零零三年獲選為中國工程學院院士，以表揚其於土木工程方面的貢獻。彼亦曾於二零零三年七月獲香港特別行政區政府授勳為太平紳士。

李教授目前為共建維港委員會主席、香港工程科學院總裁、獸醫管理局主席、香港中國文化促進中心理事會主席、文化事務局副主席、香港房屋委員會審計附屬小組委員會成員、香港數碼港管理有限公司董事及研究資助局成員。彼目前為世茂中國控股有限公司（股份代號：649）之獨立非執行董事。

除上文所披露者外，於過往三年李教授概無於任何公眾上市公司擔任任何其他職務。除於本公佈所披露者外，彼於保華建業及其任何附屬公司概無擁有任何職務。李教授於保華建業之任何股份或相關股份中概無擁有權益，而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司概無訂立任何服務合約，誠如上文所述，惟須按照保華建業之組織章程細則輪值退任及重選。保華建業及其附屬公司及李教授概無訂立協議，內容為有關建議之服務年期或就彼獲聘為保華建業獨立非執行董事雙方須就終止服務向另一方發出之事先通知。李先生將收取年度董事費用300,000港元，該金額乃參考現行市況而定。

Iain Ferguson Bruce 先生，63歲，擁有逾四十年國際會計及諮詢服務經驗。彼於一九六四年加盟香港畢馬威會計師事務所，並由一九九一年至一九九六年間擔任其資深合夥人。彼為蘇格蘭特許會計師公會及香港會計師公會會員。彼為香港多家公眾上市公司董事會之獨立非執行董事，包括招商迪辰(亞洲)有限公司(股份代號：632)、維他奶國際集團有限公司(股份代號：345)、永安國際有限公司(股份代號：289)及騰訊控股有限公司(股份代號：700)。彼亦為Noble Group Limited(該公司為一家股份於Singapore Exchange Securities Trading Limited上市之公司)及DF China Technology Inc.,(該公司之股份於Nasdaq Bulletin Board進行交易)之獨立非執行董事。

除上文所披露者外，於過往三年Bruce先生概無於任何公眾上市公司擔任任何其他職務。除於本公佈所披露者外，彼於保華建業及其任何附屬公司概無擁有任何職務。Bruce先生於保華建業之任何股份或相關股份中概無擁有權益，而彼亦無與保華建業之任何董事、高級管理層或主要股東或控股股東擁有任何關係。彼與保華建業及其附屬公司概無訂立任何服務合約，誠如上文所述惟須按照保華建業之組織章程細則輪值退任及重選。保華建業及其附屬公司及Bruce先生概無訂立協議，內容為有關建議之服務年期或就彼獲聘為保華建業之獨立非執行董事雙方而須就終止服務向另一方發出之事先通知。Bruce先生將收取年度董事費用300,000港元，該金額乃參考現行市況而定。

8. **保華建業之董事辭任**

為反映保華建業之新管理層，在完成重組建議後，蔡永堅先生、胡永健先生及杜志先生辭任保華建業之執行董事；而駱志浩先生辭任保華建業之非執行董事；張漢傑先生及吳偉雄先生辭任保華建業之獨立非執行董事，並不再為保華建業之審核委員會成員，並即時生效。

上述各辭任董事已確認與董事會概無出現爭議，且並無其他事宜須予知會保華建業之股東。

9. **更換保華建業之公司秘書及代表接受送達法律程序文件的代理人：**

杜志先生辭任及梅靜紅女士獲委任為保華建業之公司秘書，並於二零零五年一月十七日起生效。

黃永灝先生及李漢潮先生獲委任為保華建業在香港代表接受送達法律程序文件的代理人，並於二零零五年一月十七日起生效。

10. **更改保華建業之香港主要營業地點：**

保華建業之香港主要營業地點已更換為香港九龍觀塘鴻圖道51號保華企業中心31樓，並於二零零五年一月十七日起生效。

11. **暫停買賣保華建業之股份：**

應保華建業要求，保華建業股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣。

誠如上文所述，在完成重組建議及委任三位獨立非執行董事後，就股份買賣保華建業股份而尚未履行之條件包括：

(i) 保華建業集團任何成員公司被提出之一切清盤呈請(如有)獲撤銷；

(ii) 公眾持股量回復至最少佔保華建業已發行股本之25%；及

(iii) 發表恢牌公佈。

截至本公佈日期，保華建業集團之成員公司概無被提出任何清盤呈請，而其他條件則有待完成。聯交所已表明如其認為合適或會就復牌對保華建業施加額外條件。本公司將就保華建業股份何時恢復買賣另行發表公佈。

保華之董事辭任及更改公司秘書：

保華之董事會(「保華董事會」)宣佈，為清楚界定個別董事及職員分別於保華及保華建業之董事會當中之責任，在重組建議完成後，(i)黃永灝先生辭任保華之副董事總經理兼執行董事；在重組建議完成後，(ii)羅文華先生及李漢潮先生辭任保華之執行董事；(iii)梅靜紅女士辭任保華之公司秘書；及(vi)黃麗堅女士獲委任為保華之公司秘書以代替梅女士，該四項變更均由二零零五年一月十七日起生效。

黃先生、羅先生及李先生均確認，與保華董事會概無任何爭議，且概無其他事宜須予知會保華之股東。

保華董事會謹藉此機會向黃先生、羅先生、李先生及梅女士致以萬分謝意，感謝彼等過往對保華作出之寶貴貢獻，並歡迎黃女士加盟保華接納新任命。

一般事項

保華建業之董事會成員包括六名董事，其中(i)兩名為執行董事，分別為黃永灝先生及李漢潮先生；(ii)一名獨立非執行董事劉高原先生；及(iii)三名獨立非執行董事詹伯樂先生、李焯芬教授及Iain Ferguson Bruce先生。

保華之董事會成員包括九名董事，其中(i)五名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、周美華女士及張漢傑先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
天網（國際集團）有限公司
（將更名為「保華建業集團有限公司」）
公司秘書
梅靜紅

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年一月十七日

* 僅供識別

請同時參閱本公布於香港經濟日報刊登的內容。

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

DELAY IN DESPATCH OF CIRCULAR
MAJOR TRANSACTION
DISPOSAL OF ITS ENTIRE INTEREST IN DOWNER EDI LIMITED

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

An application has been made to the Stock Exchange for an extension of time limit until 24th January, 2005 for the despatch of the circular.

Reference is made to the announcements of Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") dated 15th December, 2004 and 6th January, 2005 in relation to the disposal of its entire interest in Downer and the delay in despatch of circular respectively. Terms used in the announcements have the same meanings when used herein unless the context requires otherwise.

The disposal of its entire interest in Downer constitutes a major transaction for Paul Y. - ITC under the Listing Rules. A circular is required to be despatched to the shareholders of Paul Y. - ITC within 21 days after publication of the announcement, being not later than 6th January, 2005, under rule 14.38 of the Listing Rules. As stated in the announcement of Paul Y. - ITC dated 6th January, 2005, additional time is needed for the collection of all the bank confirmation for the indebtedness statement of the Paul Y. - ITC group as at 30th November, 2004 to be contained in the circular, an application has been made to the Stock Exchange for an extension of the time limit for the despatch of the circular until 17th January, 2005. As at the date of this announcement, the bank confirmations in relation to the indebtedness statement have been received. For the issue of the letter on sufficiency of working capital, additional time is needed for the collection of all the confirmations in relation to the working capital statement of the Paul Y. - ITC group to be contained in the circular. Accordingly, the circular cannot be completed within the time limit. An application has been made to the Stock Exchange for a further extension of the time limit for the despatch of the circular. It is currently anticipated that the circular will be despatched to the shareholders of Paul Y. - ITC on or before 24th January, 2005.

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Wong Lai Kin, Elsa
Company Secretary

Hong Kong, 17th January, 2005

Please also refer to the published version of this announcement in The Standard.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

延期寄發有關
主要交易
出售於DOWNER EDI LIMITED之全部權益
之通函

財務顧問

財務顧問有限公司 美高

保華德祥已向聯交所申請批准把寄發通函之期限延至二零零五年一月二十四日。

茲提述保華德祥建築集團有限公司(「保華德祥」)於二零零四年十二月十五日及二零零五年一月六日就出售其於Downer之全部權益而發表之公佈。除文義別有所指外，在本公佈採用之詞語與上述公佈內採用者具相同涵義。

保華德祥出售其於Downer之全部權益構成上市規則規限下之一項重大交易。根據上市規則第14.38條之規定，保華德祥須在發表有關公佈之日起計二十一日內(但不遲於二零零五年一月六日)向其股東寄發通函。如保華德祥於二零零五年一月六日發表之公佈所述，鑑於需要額外時間收集所有有關保華德祥集團於二零零四年十一月三十日之債務聲明之銀行確認書以便收錄在通函內，故已向聯交所所申請批准將寄發通函之期限延至二零零五年一月十七日。於本公佈發表日期，保華德祥已取得有關債務聲明之銀行確認書。就有關營運資金充裕之確認書而言，保華德祥尚需額外時間以集齊所有有關保華德祥集團之營運資金聲明之確認書以收錄在通函內，故未能在上述時限內完成編製通函。保華德祥已向聯交所申請批准將寄發通函之期限進一步延長。現時預期將會在二零零五年一月二十四日或之前把通函寄發予保華德祥股東。

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳佛恩先生(董事總經理)
周美華女士
張漢傑先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
黃麗堅

香港，二零零五年一月十七日

請同時參閱本公布於香港經濟日報刊登的內容。

'he Standard Friday 7th January, 2005

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

DELAY IN DESPATCH OF CIRCULAR
MAJOR TRANSACTION
DISPOSAL OF ITS ENTIRE INTEREST IN DOWNER EDI LIMITED

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

pplication has been made to the Stock Exchange for an extension of time limit until 17th ary, 2005 for the despatch of the circular.

nce is made to the announcement of Paul Y. - ITC dated 15th December, 2004 in relation osal of its entire interest in Downer. Terms used in the announcement shall have the same gs when used herein unless the context requires otherwise.

isposal of its entire interest in Downer constitutes a major transaction for Paul Y. - ITC the Listing Rules. A circular is required to be despatched to the shareholders of Paul Y. within 21 days after publication of the announcement, being not later than 6th January, under rule 14.38 of the Listing Rules. Given additional time is needed for the collection the bank confirmation for the indebtedness statement of the Paul Y. - ITC group as at ovember, 2004 to be contained in the circular, the circular cannot be completed within the imit as stipulated under rule 14.38 of the Listing Rules. An application has been made to ock Exchange for an extension of the time limit for the despatch of the circular and it ently anticipated that the circular will be despatched to the shareholders of Paul Y. - ITC before 17th January, 2005.

ive directors:
an Kwok Keung, Charles *(Chairman)*
u Ko Yuen, Tom *(Deputy Chairman)*
an Fut Yan *(Managing Director)*
ong Wing Hoo, Billy
uty *Managing Director)*
hau Mei Wah, Rosanna
heung Hon Kit
aw Man Wah, Conrad
e Hon Chiu

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Kong, 6th January, 2005

香港經濟日報 二零零五年一月七日(星期五)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

延期寄發有關
主要交易
出售於DOWNER EDI LIMITED之全部權益
之通函

財務顧問

英高財務顧問有限公司

保華德祥已向聯交所申請批准把寄發通函之期限延至二零零五年一月十七日。

茲提述保華德祥於二零零四年十二月十五日就出售其於Downer之全部權益而發表之公佈。除文義別有所指外，在本公佈採用之詞語與上述公佈內採用者具相同涵義。

保華德祥出售其於Downer之全部權益構成上市規則規限下之一項重大交易。根據上市規則第14.38條之規定，保華德祥須在發表有關公佈之日起計二十一日內(但不遲於二零零五年一月六日)向其股東寄發通函。鑑於需要額外時間收集所有有關保華德祥集團於二零零四年十一月三十日之債務聲明之銀行確認書以便收錄在通函內，故未能在上市規則第14.38條規限下之時限內完成編製通函。保華德祥已向聯交所申請批准延長寄發通函之期限，現時預期將會在二零零五年一月十七日或之前把通函寄發予保華德祥股東。

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳佛恩先生(董事總經理)
黃永灝先生(副董事總經理)
周美華女士
張漢傑先生
羅文華先生
李漢潮先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零五年一月六日

PAUL Y.
ITC

Interim Report
2005
中期報告

PAUL Y. ITC

CONTENTS
目錄

CHAIRMAN'S STATEMENT

I am pleased to present to Shareholders the interim report and condensed consolidated financial statements of Paul Y. - ITC Construction Holdings Limited (the "Company") and its subsidiaries (together with the Company, the "Group") for the six months ended 30th September, 2004. The consolidated income statement, consolidated cash flow statement and consolidated statement of changes in equity of the Group for the six months ended 30th September, 2004 and the consolidated balance sheet of the Group as at 30th September, 2004, all of which are unaudited and condensed, along with selected explanatory notes, are set out on pages 18 to 31 of this report. This interim report has been reviewed by the Company's audit committee and auditors.

主席報告書

本人欣然向股東提呈保華德祥建築集團有限公司(「本公司」)及其附屬公司(連同本公司,統稱「本集團」)截至二零零四年九月三十日止六個月之中期報告及簡明綜合財務報告。本集團截至二零零四年九月三十日止六個月之綜合收益表、綜合現金流動表及綜合股本變動表,以及本集團於二零零四年九月三十日之綜合資產負債表均未經審核及屬簡明性質,並只附載部份說明性之附註,全部載於本報告第十八至第三十一頁。本公司之審核委員會及核數師已審閱本中期報告。

DIVIDEND

The board of directors of the Company ("Board") has resolved to pay an interim dividend of 1.5 cents per share for the six months ended 30th September, 2004 (2003: 1 cent per share for interim dividend and 29 cents for special dividend) to shareholders whose names appear on the register of members of the Company as at the close of business on 12th January, 2005. The interim dividend is expected to be paid to shareholders by post on or around 3rd February, 2005.

The Board has considered and intends to distribute a material portion of the proceeds from the sale of the shareholding in Downer EDI Limited ("Downer") as a cash dividend to the shareholders. No firm decision has been made to the amount of the dividend or the timing of its declaration. A further announcement will be made when such dividend is declared.

股息

本公司董事局(「董事局」)已決議向於二零零五年一月十二日辦公時間結束時名列本公司股東名冊之股東派付截至二零零四年九月三十日止六個月之中期股息每股港幣1.5仙(二零零三年:中期股息每股港幣1仙及特別股息每股港幣29仙)。中期股息預計於二零零五年二月三日左右以郵寄方式向股東派付。

董事局考慮及有意分派Downer EDI Limited(「Downer」)股權之出售所得款項中大部份予股東,作為現金股息。股息額及宣派時間未有定案。宣派有關股息時將另行發表公佈。

CLOSE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10th January, 2005 to 12th January, 2005, both dates inclusive, during which period no share transfer shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by no later than 4:00 p.m. on 7th January, 2005.

暫停辦理股東登記手續

本公司將於二零零五年一月十日至二零零五年一月十二日(包括首尾兩日)暫停辦理股東登記手續,期內將不會登記任何股份之轉讓。如欲獲派中期股息,所有股份過戶文件連同有關股票,最遲須於二零零五年一月七日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

MANAGEMENT DISCUSSION AND ANALYSIS

Financial performance and positions

For the six months period under review, the Group's consolidated turnover was approximately HK$1,679 million similar to that of last corresponding period.

The thin margin construction contracts associated with the residual effect of the financial crisis and property slump in the past years have been completed. The Group's gross profit rose encouragingly by 210% to some HK$91 million, representing a gross margin of 5.4% of the cons olidated turnover. Profit from operations of some HK$27 million was achieved as compared with a corresponding loss of some HK$34 million for same period last year. Finance costs was some HK$3 million, showing a reduction of some HK$3 million from same period last year. A net investment income of some HK$12 million has been recorded which represented mainly interest income of HK$20 million net of reclised and unrealised loss in securities trading of about HK$10 million.

管理層討論及分析

財務表現及狀況

於回顧六個月期內,本集團之綜合營業額約為1,679,000,000港元,與去年同期相若。

過去數年來金融危機與樓市低迷導致建築合約利潤微薄之時終於過去,本集團之毛利躍升210%,達91,000,000港元,成績叫人鼓舞,毛利為綜合營業額之5.4%。經營溢利約為27,000,000港元,而去年同期則錄得約34,000,000港元之經營虧損。融資成本約為3,000,000港元,比起去年同期減少約3,000,000港元。本集團亦錄得約12,000,000港元之淨投資收入,主要是20,000,000港元之利息收入扣除證券買賣之已實現及未實現虧損約10,000,000港元。

Downner continues to perform well but the Group's share of its profit decreased as compared with same period last year due to the partial disposal of interests last year. Further offset by the share of loss of China Strategic Holdings Limited ("China Strategic") which became the Group's associate in September 2003, the Group's share of results of associates and jointly controlled entities registered a profit of about HK$49 million, a drop of 59% as compared with the corresponding amount of HK$119 million for the same period last year. Taxation of some HK$32 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Profit for the period was HK$38 million and basic earnings per share was 2.8 cents.

Downer繼續保持理想表現，惟因本集團於去年出售部份Downer權益，故本集團應佔之Downer利潤較去年同期為少。再加上需要抵銷攤佔中策集團有限公司(「中策」)(於二零零三年九月成為本集團之聯營公司)之虧損，本集團攤佔聯營公司及共同控制公司之業績為錄得約49,000,000港元之溢利，較去年同期之119,000,000港元下跌59%。約32,000,000港元之稅項主要因收取Downer派發之股息招致海外稅項及攤佔其所得稅款而產生。期間溢利為38,000,000港元，而每股基本盈利則為港幣2.8仙。

When compared with the Group's financial positions as at last year end, total assets increased by 30% to some HK$6,318 million and net current assets decreased slightly by 4% to some HK$860 million. Current assets remained at 1.6 times of current liabilities. Net debts to equity ratio remained at 0.1 times. Mainly due to the fluctuation in Australian dollars around the balance sheet date and resulting impact on the Group's interest in Downer, exchange reserve decreased by some HK$31 million. Coupled with a dividend payable of HK$20 million and offset by the net profit of HK$38 million for this period, shareholders' funds decreased slightly by 1% to some HK$2,758 million.

與本集團上年度結束時之財政狀況相比，本集團之總資產增加30%至約6,318,000,000港元，流動資產淨值微跌4%至約860,000,000港元。流動資產保持在相當於流動負債之1.6倍。資產負債淨額比率維持在0.1倍。因本集團於Downer之權益乃以澳元計算，而在結算日左右澳元波動，導致匯兌儲備減少約31,000,000港元，計入本期間20,000,000港元之應付股息並以期內純利38,000,000港元抵銷，股東資金微降1%至大約2,758,000,000港元。

Net cash inflow from operations was about HK$66 million and net outflow in respect of investing and financing activities was HK$72 million, resulting in a net decrease in cash of about HK$6 million for the period.

經營業務之現金流入淨額約為66,000,000港元，而投資及融資之現金流出淨額則為72,000,000港元，導致本期間之現金淨額減少約6,000,000港元。

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate value of approximately HK$2,795 million, of which some HK$2,263 million of building construction contracts, some HK$438 million of civil engineering contracts and some HK$94 million of specialist works contracts.

Value of work remaining grew considerably by 19% to approximately HK$5,865 million at this period end though contracts on hand decreased by 17% to approximately HK$9,309 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

業務

合約工程及建築材料

期內，本集團取得之新工程合約總值約2,795,000,000港元，其中約2,263,000,000港元為樓宇建築工程合約、約438,000,000港元為土木工程合約，以及約94,000,000港元為專項工程合約。

於本期間結束時，尚餘之工程價值相較上一個財政年度結束時大幅上升19%至約5,865,000,000港元，惟持有工程合約價值則下跌17%至約9,309,000,000港元。於本期間結束時持有之工程合約如下：

		Value of contracts on hand As at 30/9/2004 二零零四年九月三十日 持有工程合約價值 HK$'million 百萬港元	Value of work remaining As at 30/9/2004 二零零四年九月三十日 餘下工程價值 HK$'million 百萬港元
Building construction	樓宇建築工程	6,880	4,238
Civil engineering	土木工程	1,474	1,067
Specialist works	專項工程	955	560
		9,309	5,865

The uptrend in the Group's remaining work-on-hand and gross margin continues. The Group also adopts a design and build procurement method on a cost plus basis in order to improve margins for construction contracts and as a result, the Group has successfully secured a hotel design and build contract in Macau during the period. With the ongoing vigorous cost saving measures, performance of all construction business segments of the Group improves satisfactorily.

本集團餘下工程及利潤增加之勢頭持續。本集團現已採納提成基準設計施工統包之方式以提升建築合約之利潤，因此，本集團於期內成功奪得澳門一項酒店設計施工合約。憑藉持續不懈之節省成本措施，本集團各建築業務分部表現皆取得滿意之改善。

Subsequent to the period end, the Group has secured further HK$168 million in respect of specialist works.

期結日後， 本集團再取得168,000,000港元之專項工程合約。

Property

The Group's property investment in Paul Y. Centre, the Group's headquarter in Kwun Tong, excluding those self-used portion, amounted to some HK$455 million as at the period end, equivalent to 7% of the total assets of the Group.

物業

於本期間結束時，若撇除自用物業，本集團之投資物業(即位於觀塘之總部保華企業中心物業)之價值約為455,000,000港元，相當於本集團總資產7%。

The overall rental rates of Paul Y. Centre remain unchanged as compared with that of last year and occupancy rate was maintained at the satisfactory level of around 91% at the period end.

保華企業中心之整體租金水平保持穩定，與去年相若，在本期間結束時之佔用率則維持在約91%之水平左右，成績不俗。

Subsequent to the period end, the Group has acquired property interests in the PRC for HK$43 million which are intended to be held for resale and development in the future.

於本期間結束後，本集團以43,000,000港元收購位於中國之物業權益，有關物業現計劃持作轉售及發展。

PAUL Y. ENGINEERING GROUP

In March 2004, the Group entered into agreements relating to a capital reorganisation, asset and debt restructuring proposal (the "Skynet Restructuring Proposal") of Skynet (International Group) Holdings Limited ("Skynet"), a company whose shares are listed on The Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"). Pursuant to the Skynet Restructuring Proposal, the entire interest of the Group's construction, engineering and concrete products business will be sold to Skynet in exchange of about 95% equity interest in Skynet. Upon completion of this proposal by late January 2005, Skynet will be rebranded as Paul Y. Engineering Group and the Group will reduce its stake to no more than 75%. Being separately listed, Paul Y. Engineering Group will be able to pursue its growth and expansion strategies in China and overseas independent of the Company.

保華建業集團

於二零零四年三月，本集團訂立多份有關一間於香港聯合交易所有限公司(「香港聯交所」)上市之天網(國際集團)有限公司(「天網」)之股本重組及資產與債務重組之計劃(「天網重組計劃」)。根據天網重組計劃，本集團建造、工程及混凝土產品業務全部權益將售予天網以換取天網約95%股權。此建議於二零零五年一月底完成後，天網將重新定名為保華建業集團，而本集團將減持權益至不多於75%。保華建業集團分拆上市後，其將獨立於本公司而實行中國及海外之增長及擴充策略。

PAUL Y. INFRASTRUCTURE

Development of the 54%-owned bulk handling Yangkou Deep Sea Port in Nantong City, China progresses well. Technical feasibility and strategic positioning studies have been completed. Initial design development will commence in early 2005. 42km² of marine use rights for the purpose of reclaiming land to develop an industrial park has been secured. 10km² of reclaimed land is substantially completed with a further 12km² scheduled be completed by February 2005. US$13 million has been injected by both Paul Y. Infrastructure and the local partner on the basis of 60/40 with a further amount of US$17 million to be injected before the end of 2004. Initial construction financing in the amount of RMB70 million has been granted by the China Construction Bank.

保華基建

本集團持有54%權益之中國南通市洋口深水港大宗散貨深水碼頭進展良好。相關技術可行性及策略定位研究亦已完成，初步設計發展將於二零零五年初開始。本集團已取得使用42平方公里填海所得土地發展工業園之海域使用權，其中10平方公里填海所得土地已大致完成，另12平方公里則定於二零零五年二月前完成。保華基建已與當地合作夥伴按六四比例注資13,000,000美元， 另將於二零零四年底前注入17,000,000美元。中國建設銀行已批出人民幣70,000,000元之初步建築融資。

MAJOR ASSOCIATES

DOWNER

Downer reported a revenue of approximately A$3,172 million (approximately HK$17,506 million) and a net profit after tax of approximately A$82 million (approximately HK$453 million) for the year ended 30th June, 2004 which represent increases of 18% and 22% from the corresponding year ended 30th June, 2003 respectively. As at the period end, the Group held approximately 21.2% of the then issued share capital of Downer.

Subsequent to the period end, the Group has disposed of its entire shareholding in Downer:

- In November 2004, pursuant to the incentive option agreement entered into with the Company in April 2003, a company controlled by certain executives of Downer has purchased from the Group 5.5 million shares in Downer at A$2.2 each, in aggregate amounting to approximately A$12.1 million (approximately HK$72.6 million); and
- In December 2004, the Group has disposed of the remaining approximately 56.2 million shares in Downer at a price of A$4.55 each to independent third parties. The gross sale proceeds arising from the disposal amount to approximately A$255.8 million (approximately HK$1,504 million).

CHINA STRATEGIC

China Strategic is an investment holding company listed on the Hong Kong Stock Exchange in which the Group holds a 29.4% interest. Through its subsidiaries and associates, China Strategic is engaged in the manufacturing of batteries, property investment and development business in China, manufacturing and marketing of tires in China and other countries aboard, and the business of providing package tour, travel, hotel operation and other related services and hotel and leisure-related business. For the six months ended 30th June, 2004, China Strategic reported a turnover of some HK$107 million and a loss of some HK$95 million. Since September 2003, China Strategic has become an associate of the Group and its loss has been accounted for by the Group on equity method.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$10 million. The proceeds were used for general working capital purpose. In addition, a loan of HK$241 million was obtained from a minority shareholder to finance the acquisition of interests in subsidiaries which is repayable after one year. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 30th September, 2004, the Group's total borrowings amounted to HK$794 million with HK$94 million repayable within one year and HK$700 million repayable after one year. Cash balances at 30th September, 2004 amounted to HK$240 million.

主要聯營公司

DOWNER

截至二零零四年六月三十日止年度，Downer分別錄得約3,172,000,000澳元（約17,506,000,000港元）之收入及約82,000,000澳元（約453,000,000港元）之除税後純利，較截至二零零三年六月三十日止年度分別上升18%及22%。於本期間結束時，本集團持有Downer當時已發行股本約21.2%。

於本期間結束後，本集團已出售其於Downer之全部股權，詳情如下：

— 於二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議，Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份，總作價約為12,100,000澳元（約72,600,000港元）；及

— 於二零零四年十二月，本集團以每股4.55澳元將其餘約56,200,000股Downer股份出售予獨立第三方。出售產生之收益毛額約為255,800,000澳元（約1,504,000,000港元）。

中策

中策乃一家由本集團持有29.4%權益之香港聯交所上市投資控股公司，透過旗下之附屬公司及聯營公司，中策在內地從事電池製造、物業投資及發展業務，在內地及其他海外國家從事輪胎製造及推廣、提供旅遊團、旅遊、經營酒店及其他相關服務、以及酒店及休閒相關業務。於截至二零零四年六月三十日止六個月，中策錄得營業額約107,000,000港元及虧損約95,000,000港元。中策由二零零三年九月起成為本集團之聯營公司，而本集團亦按權益會計法將中策之虧損入賬。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。期內，本集團獲10,000,000港元之新造銀行貸款。有關款項已用作一般營運資金。此外，一名少數股東亦提供241,000,000港元之貸款作為收購附屬公司權益之資金，於一年後償還。本集團之貸款按市場息率計息，還款期由一年至三年不等。於二零零四年九月三十日，本集團借款共約794,000,000港元，其中94,000,000港元須於一年內償還，另外700,000,000港元須於一年後償還。於二零零四年九月三十日之現金結餘為240,000,000港元。

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio was 0.2 which is calculated based on the total bank borrowings of HK$553 million and the Group's shareholders' funds of HK$2,758 million.

於期終時，本集團全部借款均按浮動息率計息，並以港元為單位。按銀行借款總額553,000,000港元及本集團之股東資金2,758,000,000港元計算，本集團之資本負債比率為0.2。

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2004, the Group employed a total of about 1,160 full time employees. Remuneration packages comprised of salary and performance based bonus. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2004. No share options were granted or exercised during the period.

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零四年九月三十日，本集團共聘用約1,160名全職僱員。酬金包括薪金及與表現掛鈎之花紅。購股權計劃之詳情請參閱本公司截至二零零四年三月三十一日止年度之年報。期內概無任何購股權獲授出或行使。

PLEDGE OF ASSETS

As at the period end, certain of the Group's properties and investment securities with an aggregate value of approximately HK$662 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

資產抵押

於本期間結束時，本集團總值約662,000,000港元之若干物業及投資證券，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$431 million.

或然負債

於本期間結束時，本集團就仍然有效之建築合約履約擔保書有431,000,000港元之或然負債。

SECURITIES IN ISSUE

As at the period end, there were 1,345,249,019 shares in issue. There was no movement in the issued share capital during the period.

已發行證券

於本期間結束時，本公司有1,345,249,019股已發行股份。期內已發行股本並無任何變動。

OUTLOOK

Following our divestment from Downer, the Group's engineering and construction service business will be solely conducted through Paul Y. Engineering Group, which is poised to pursue growth strategy in China and overseas markets with particular focus in areas of project management, construction management as well as facility management.

Paul Y. Infrastructure will continue design development of the Yangkou Deep Sea Port with a view to finalise the strategy on target commodities. Master planning of the industrial park on the reclaim land will be completed during 2005 followed by initial marketing for sale of the land bank. It is our intention to acquire mature bulk handling river ports in order to build up a complete transhipment network on the Yangtze River complementing the Yangkou Deep Sea Port. Substantial amount of the Group's resources will be deployed to support this new core focus of the Group.

As a result of the new business focus in Paul Y. Infrastructure, our investment in China Strategic has been classified as non-core, with an intention to divest in the near future.

展望

減持Downer之投資後，本集團之工程及建築業務將純透過保華建業集團進行。該公司已準備好實行在中國和海外市場之增長策略，尤其是將會集中於項目管理、建築管理以至設施管理方面的發展。

Paul Y. Infrastructure將繼續設計發展洋口深水港，藉以敲定目標商品的策略。設於填海所得土地上的工業園之主規劃工作將於二零零五年內完成，隨之展開出售土地儲備之初步市場推廣。本集團打算收購大宗散貨深水碼頭，以建立位於長江的完備轉運網絡，以配合洋口深水港。本集團將調撥大量資源配合此一新業務方針。

因著Paul Y. Infrastructure之新業務方針，本集團於中策之投資變成非核心，並有意於短期內減持。

It is pleasing to see our balance sheet in a substantial net cash position. The Board intends to consider declaration of a material amount of special dividend. Details of the plans may likely be announced before the end of this financial year.

本集團之資產負債表呈淨顯著現金水平誠可喜。董事局因而考慮宣派大額特別股息。詳細計劃或可於本財政年度末宣布。

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

撇除不可預見之情況，本集團已是準備好迎接挑戰。

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

董事於股份、相關股份及債券之權益及淡倉

As at 30th September, 2004, the interests and short positions of the directors and chief executives of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")), as recorded in the register of the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") in the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange ("Listing Rules") were as follows:

於二零零四年九月三十日，本公司董事及主要行政人員於本公司或任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第十五部)之股份、相關股份及債券中持有必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據香港聯交所證券上市規則(「上市規則」)中上市公司董事進行證券及交易的標準守則(「標準守則」)必須向本公司及香港聯交所申報之權益及淡倉如下：

(a) Interests and short positions in the shares, underlying shares and debenture of the Company

(a) 本公司股份、相關股份及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 所持本公司股份數目	Approximate percentage of the existing issued share capital of the Company 佔本公司現有已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation/interest of concert party *(Note)* 受控制法團權益／一致行動人士權益 *(附註)*	Long position 好倉	740,668,056	55.06%
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益擁有人	Long position 好倉	11,603,952	0.86%
Cheung Hon Kit 張漢傑	Beneficial owner 實益擁有人	Long position 好倉	400	0.00%
Law Man Wah, Conrad 羅文華	Beneficial owner 實益擁有人	Long position 好倉	6,445	0.00%

Note:

Dr. Chan Kwok Keung, Charles was deemed to be interested in 740,668,056 shares in the Company by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC Corporation Limited ("ITC") which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

Pursuant to a loan agreement dated 28th October, 2002 between ITC as borrower and Dr. Chan Kwok Keung, Charles as lender ("Concert Party Agreement"), Dr. Chan Kwok Keung, Charles has interest of concert party in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield.

附註：

陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有740,668,056股本公司股份之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有約33.58%德祥企業集團有限公司(「德祥企業」)已發行普通股本，而德祥企業繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。

根據德祥企業(作為借款人)與陳國強博士(作為貸款人)於二零零二年十月二十八日訂立之貸款協議(「一致行動人士協議」)，陳國強博士於上述Hollyfield所持之740,668,056股本公司股份中之其中490,427,231股本公司股份中擁有一致行動人士權益。

(b) Interests and short positions in the shares, underlying shares and debenture of ITC

(b) 於德祥企業股份、相關股份以及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of ordinary shares of ITC held 所持有德祥企業普通股數目	Number of underlying shares (in respect of the convertible notes (unlisted equity derivatives)) of ITC held 所持有德祥企業之可換股票據(非上市股本衍生工具)之相關股份	Approximate percentage of the existing issued ordinary share capital of ITC 佔德祥企業現有已發行普通股股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation *(Note a)* 受控制法團權益 *(附註 a)*	Long position 好倉	219,681,911	-	33.58%
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益擁有人	Long position 好倉	-	833,333,333 *(Note b)* *(附註 b)*	127.36%

Notes:

a. Dr. Chan Kwok Keung, Charles was deemed to be interested in 219,681,911 ordinary shares in ITC by virtue of his shareholding in Chinaview. Galaxyway, a wholly-owned subsidiary of Chinaview, owned these shares.

b. Dr. Chan Kwok Keung, Charles owned convertible notes issued by ITC in the principal amount of HK$250,000,000 carrying rights to convert into 833,333,333 ordinary shares in ITC at an initial conversion price of HK$0.30 per share, subject to adjustment.

附註：

a. 陳國強博士由於擁有Chinaview之股權而被視作擁有219,681,911股德祥企業普通股權益。該等股份由Chinaview之全資附屬公司Galaxyway所擁有。

b. 陳國強博士擁有由德祥企業發行本金額為250,000,000港元之可換股票據，附有可按初步換股價每股0.30港元(可予調整)轉換成833,333,333股德祥企業普通股之權利。

(c) Interests and short positions in the shares, underlying shares and debenture of China Strategic

(c) 於中策之股份、相關股份及債券之權益及淡倉

Name of director 董事姓名	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of China Strategic held 所持中策股份數目	Approximate percentage of the existing issued share capital of China Strategic 佔中策現有已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	258,819,795	29.36%

Note:

Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic by virtue of his shareholding in Chinaview, which in turn, indirectly owned approximately 33.58% of the issued ordinary share capital of ITC. ITC indirectly owned approximately 55.06% of the issued share capital of the Company. Calisan Developments Limited, an indirect wholly-owned subsidiary of the Company, owned these shares.

附註：

陳國強博士由於擁有Chinaview之股權而被視作擁有258,819,795股中策股份之權益。Chinaview繼而間接擁有約33.58%德祥企業已發行普通股本。德祥企業間接擁有約55.06%本公司已發行股本。本公司間接全資附屬公司Calisan Developments Limited擁有該等股份。

ITC and China Strategic are associated corporations, within the meaning of Part XV of the SFO, of the Company.

Save as disclosed above, at 30th September, 2004, none of the directors or chief executives of the Company had any interest and short position in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) as recorded in the register of the Company required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code.

德祥企業及中策為本公司之相聯法團(定義見證券及期貨條例第十五部)。

除上文所披露者外，於二零零四年九月三十日，各董事或本公司主要行政人員概無於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有任何必須列入根據證券及期貨條例第352條予以存置之本公司登記冊內或根據標準守則必須向本公司及香港聯交所申報之權益及淡倉。

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURE

At no time during the period was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debt securities including debentures of, the Company or any other body corporate, and none of the directors, chief executives or their spouse or children under the age of 18, had any right to subscribe for securities of the Company, or had exercised any such right during the period.

董事購買股份或債券之權利

本公司或其任何附屬公司於期內並未訂立任何安排，使本公司董事從購買本公司或任何其他公司之股份或債務證券(包括公司債券)而獲益，而董事、主要行政人員或彼等之配偶或未滿十八歲之子女於期內概無任何可認購本公司證券之權利，亦無行使任何該等權利。

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS/OTHER PERSONS RECORDED IN THE REGISTER KEPT UNDER SECTION 336 OF THE SFO

列入根據證券及期貨條例第336條予以存置之登記冊內之主要股東／其他人士之權益及淡倉

As at 30th September, 2004, so far as is known to the directors and the chief executive of the Company, the interests and short positions of the substantial shareholders/other persons in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

於二零零四年九月三十日，據本公司董事及主要行政人員所知，下列主要股東／其他人士於本公司股份或相關股份中擁有必須列入根據證券及期貨條例第336條予以存置之登記冊內之權益及淡倉：

(a) Interests and short positions of substantial shareholders in shares and underlying shares of the Company

(a) 主要股東於本公司股份及相關股份之權益及淡倉

Name of shareholder 股東姓名／名稱	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 所持本公司股份數目	Approximate percentage of the existing issued share capital of the Company 佔本公司現有已發行股本概約百分比
Chan Kwok Keung, Charles 陳國強	Interest of controlled corporation/interest of concert party *(Note)* 受控制法團權益／一致行動人士權益 *(附註)*	Long position 好倉	740,668,056	55.06%
Chan Kwok Keung, Charles 陳國強	Beneficial owner 實益擁有人	Long position 好倉	11,603,952	0.86%
Ng Yuen Lan, Macy 伍婉蘭	Interest of spouse *(Note)* 配偶權益 *(附註)*	Long position 好倉	752,272,008	55.92%
Chinaview	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	752,272,008	55.92%
Galaxyway	Interest of controlled corporation (Note) 受控制法團權益 *(附註)*	Long position 好倉	752,272,008	55.92%
ITC 德祥企業	Interest of controlled corporation/interest of concert party (Note) 受控制法團權益／一致行動人士權益 *(附註)*	Long position 好倉	752,272,008	55.92%
ITC Investment	Interest of controlled corporation *(Note)* 受控制法團權益 *(附註)*	Long position 好倉	740,668,056	55.06%
Hollyfield	Beneficial owner *(Note)* 實益擁有人 *(附註)*	Long position 好倉	740,668,056	55.06%
Aeneas Capital Management LP as Investment Manager	Investment manager 投資管理人	Long position 好倉	191,404,000	14.23%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment, which was, in turn, a wholly-owned subsidiary of ITC, owned 740,668,056 shares in the Company. Galaxyway, a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles.

Pursuant to the Concert Party Agreement, Dr. Chan Kwok Keung, Charles had interest of concert party in 490,427,231 shares in the Company out of the aforesaid 740,668,056 shares in the Company held by Hollyfield. Also, pursuant to the Concert Party Agreement, ITC had interest of concert party in 502,031,183 shares in the Company out of the aggregate of the aforesaid 740,668,056 shares in the Company held by Hollyfield and 11,603,952 shares in the Company held directly by Dr. Chan Kwok Keung, Charles. Galaxyway and Chinaview were deemed to be interested in 752,272,008 shares in the Company, of which ITC had interest of controlled corporation and interest of concert party.

附註： ITC Investment之全資附屬公司Hollyfield擁有740,668,056本公司股份，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有約33.58%德祥企業已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment被視作於上述Hollyfield持有之740,668,056股本公司股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之740,668,056股本公司股份中及陳國強博士直接持有之11,603,952股本公司股份中擁有權益。

根據一致行動人士協議，陳國強博士於上述Hollyfield持有之740,668,056股本公司股份中之490,427,231股本公司股份中擁有一致行動人士權益。另亦根據一致行動人士協議，德祥企業於上述Hollyfield持有之740,668,056股本公司股份中之502,031,183股本公司股份中擁有一致行動人士權益，其中11,603,952股本公司股份由陳國強博士直接持有。Galaxyway及Chinaview被視作於德祥企業擁有受控制法團權益及一致行動人士權益之752,272,008股本公司股份中擁有權益。

(b) Interests and short positions of other persons in shares and underlying shares of the Company

(b) 其他人士於本公司股份及相關股份之權益及淡倉

Name of person 名稱	Capacity 身份	Long position/ short position 好倉／淡倉	Number of shares of the Company held 所持本公司股份數目	Approximate percentage of the existing issued share capital of the Company 佔本公司現有已發行股本概約百分比
Deutsche Bank Aktiengesellschaft	Security interest 保證權益	Long position 好倉	189,074,142	14.05%

Save as disclosed above, as at 30th September, 2004, the Company has not been notified of any interest or short position in the shares and underlying shares of the Company as recorded in the register of the Company required to be kept under section 336 of the SFO.

除上文所披露者外，於二零零四年九月三十日，本公司並未獲知會有任何其他人士擁有須列入根據證券及期貨條例第336條予以存置之登記冊內於本公司之股份及相關股份之權益或淡倉。

DISCLOSURE PURSUANT TO RULES 13.20 AND 13.22 OF THE LISTING RULES

上市規則第13.20及13.22條規定之披露

The following disclosure is made by the Company pursuant to Rules 13.20 and 13.22 of the Listing Rules:

本公司茲根據上市規則第13.20及13.22條作出以下披露：

(1) Advances to entities

Pursuant to Rule 13.20 of the Listing Rules, the details of the advances ("Advances") to and trading balances due from entities, as at 30th September, 2004 which individually exceed 8% of one or more of the relevant ratios as set out in Rule 14.07 of the Listing Rules are as follows:

(1) 為若干實體提供貸款

根據上市規則第13.20條，於二零零四年九月三十日， 有關本集團向實體提供貸款（「該等貸款」）及應收實體之貿易結餘，該等貸款或結餘個別均超逾上市規則第14.07條所載之一個或以上之有關百分比比率之8%，詳情如下：

Entities 實體	Amount of Advances 該等貸款金額 HK$'000 千港元	Interest rate in relation to the Advances 有關該等貸款之利率	Amount of trading balances 貿易結餘金額 HK$'000 千港元 *(Note 1)* *(附註1)*	Total 總計 HK$'000 千港元	Percentage of Total Assets 佔總資產之百分比 *(Note 2)* *(附註2)*	Percentage of Market Capitalisation 佔市值之百分比 *(Note 3)* *(附註3)*
Hanny Holdings Limited, its subsidiaries ("Hanny Group") and its affiliated companies, excluding China Strategic *(Note 6)* 錦興集團有限公司、其附屬公司（「錦興集團」）及其聯屬公司（不包括中策）*(附註6)*	154,603	Prime rate + 2% 最優惠利率 + 2%	3,145	157,748	2.5%	14.3%
China Strategic, its subsidiaries ("China Strategic Group") and its affiliated companies, excluding China Velocity Group Limited ("China Velocity") and Wing On Travel (Holdings) Limited ("Wing On") *(Note 5)* 中策、其附屬公司（「中策集團」）及其聯屬公司（不包括中國高速（集團）有限公司（「中國高速」）及永安旅遊（控股）有限公司（「永安」））*(附註5)*	181,836	Prime rate + 2% 最優惠利率 + 2%	1,049	182,885	2.9%	16.6%
China Velocity, its subsidiaries ("China Velocity Group") and its affiliated companies *(Note 5)* 中國高速、其附屬公司（「中國高速集團」）及其聯屬公司 *(附註5)*	101,711 *(Note 4)* *(附註4)*	Prime rate + 0.25% 最優惠利率 + 0.25%	1,676	103,387	1.6%	9.4%
Wing On, its subsidiaries ("Wing On Group") and its affiliated companies *(Note 5)* 永安、其附屬公司（「永安集團」）及其聯屬公司 *(附註5)*	113,247	Prime rate + 2% 最優惠利率 + 2%	5,166	118,413	1.9%	10.8%

Note:

1. All of the trade balances are interest free.

2. "Total Assets" of HK$6,297,074,000 means the total assets of the Group of HK$6,317,612,000 as at 30th September, 2004 according to the Group's consolidated balance sheet as at 30th September, 2004, net of interim dividend declared for the six months then ended of HK$20,538,000.

3. "Market Capitalisation" is the average closing price of the Company as stated in the daily quotation sheets of the Hong Kong Stock Exchange for the five business days immediately preceding 30th September, 2004.

4. The Advances are repayable by instalment with final maturity on 30th June, 2005

5. China Strategic is owned as to 29.4% by the Company and is also an affiliated company of the Company (as defined in rule 13.11(2)(a) of the Listing Rules). Wing On and China Velocity are indirectly owned as to 32.2% and 22.7% respectively by China Strategic.

6. The Company does not have any interests in Hanny Holdings Limited.

The amounts are unsecured and, except as otherwise stated in note 4 above, are repayable on demand.

The Group made the Advances to these entities for their general working capital purpose in return of interest income. The trading balances above represent amounts arising from rental and related building management services, sharing of administrative services and construction and project management services rendered to the respective entities as follows:

附註：

1. 貿易結餘均為免息。

2. 「總資產」為6,297,074,000港元指本集團截至二零零四年九月三十日之綜合資產負債表所示本集團截至二零零四年九月三十日之總資產6,317,612,000港元，扣除就截至該日止六個月宣派之中期股息20,538,000港元。

3. 「市值」指香港聯交所每日報價表所示緊於二零零四年九月三十日前五個營業日之本公司股份平均收市價。

4. 該等貸款須於二零零五年六月三十日前分期償清。

5. 中策由本公司擁有29.4%，亦為本公司之聯屬公司(定義見上市規則13.11(2)(a)條)。永安與中國高速分別由中策間接擁有32.2%及22.7%。

6. 本公司並無持有錦興集團有限公司之權益。

該等款項為無抵押，而除上文附註4另有指明者外，有關款項須於要求時償還。

本集團向以上實體提供該等貸款，以便有關實體用作一般營運資金，並就此收取利息收入。上列貿易結餘代表向有關實體提供租賃及相關樓宇管理服務、共用行政服務、建築及項目管理服務而產生應收有關實體之款項，詳情如下：

		Rental and related building management services 租賃及相關樓宇管理服務 HK$'000 千港元	Share of administrative services 共用行政服務 HK$'000 千港元	Staff secondment services 員工暫調服務 HK$'000 千港元	Total 總計 HK$'000 千港元
Hanny Group	錦興集團	2,813	2	330	3,145
China Strategic Group	中策集團	279	-	770	1,049
China Velocity Group	中國高速集團	-	1,676	-	1,676
Wing On Group	永安集團	3,825	111	1,230	5,166
		6,917	1,789	2,330	11,036

As at 30th September, 2004, the Group has trading balances including retention monies ("Trade Receivable") due from three trade customers, their subsidiaries and their affiliated companies, which individually exceeded 8% of the consideration ratio as set out in Rule 14.07 of the Listing Rules.

截至二零零四年九月三十日，本集團有三名應收貿易客戶、彼等之附屬公司及彼等之聯屬公司之貿易結餘(包括保留金)(「應收賬款」)，在上述三方面之應收賬款均超逾上市規則第14.07條所載代價比率之8%。

Details of which are set out as below:

應收賬款之詳情載列如下：

		Amount of Trade Receivable 應收賬款之金額 HK$'000 千港元	Percentage of Total Assets 佔總資產之百分比	Percentage of Market Capitalisation 佔市值之百分比
Cyber-port Limited	資訊港有限公司	289,181	4.6%	26.3%
Cheung Kong (Holdings) Limited, its subsidiaries and affiliated companies *(Note)*	長江實業(集團)有限公司、其附屬公司及聯屬公司*(附註)*	226,780	3.6%	20.6%
Hutchison Whampoa Limited, its subsidiaries and affiliated companies *(Note)*	和記黃埔有限公司、其附屬公司及聯屬公司*(附註)*	140,129	2.2%	12.7%

Note:

The amounts of Trade Receivable from (1) Cheung Kong (Holdings) Limited, its subsidiaries and affiliated companies; and (2) Hutchison Whampoa Limited, its subsidiaries and affiliated companies set out in the table above both includes the Trade Receivables from Hutchison Whampoa Limited and its subsidiaries in the sum of approximately HK$63,613,000.

附註：

上表所載應收(1)長江實業(集團)有限公司、其附屬公司及聯屬公司；及(2)和記黃埔有限公司、其附屬公司及聯屬公司之應收賬款之金額均包括應收和記黃埔有限公司及其附屬公司約63,613,000港元之應收賬款。

The Trade Receivable, which is unsecured, interest free and with payment terms within 1 month from date of certification, arose from construction services rendered by the Group to the relevant customer. As at 30th September, 2004, there are no other balances due by the entities listed above.

應收賬款為無抵押及免息，還款期為通過核實日期起計一個月內。應收賬款主要由本集團向有關客戶提供之建築服務產生。截至二零零四年九月三十日，並無其他應收上列實體之結餘。

(2) Financial assistance given to and other balances due from affiliated companies

Details of the financial assistance given to and other balances due from the Company's affiliated companies as at 30th September, 2004, which in aggregate exceed 8% of one or more of the relevant percentage ratios as set out in Rule 14.07 of the Listing Rules as follows:

(2) 向聯屬公司提供財務資助及應收聯屬公司之其他結餘

截至二零零四年九月三十日，向本公司聯屬公司提供財務資助及應收本公司聯屬公司之其他結餘之詳情如下。上述財務資助與結餘之總額超過上市規則第14.07條所載之一個或以上有關百分比比率之8%：

Affiliated companies 聯屬公司	**Percentage of interest 權益百分比** %	**Amount of Advances given 該等貸款金額** HK$'000 千港元	**Interest rate in respect of Advances 該等貸款之利率**	**Amount of other balance receivable 應收其他結餘金額** HK$'000 千港元	**Total 總計** HK$'000 千港元
China Strategic Group 中策集團	29.4	181,836	Prime rate + 2% 最優惠利率 + 2%	1,049	182,885
Bongear Enterprises Limited 寶來德企業有限公司	45.0	80,206	Prime rate + 1% 最優惠利率 + 1%	–	80,206
Icfox International Limited and its subsidiaries ("Icfox International Group") Icfox International Limited 及其附屬公司 (「Icfox International集團」)	27.3	3,000	Nil 無	1,677	4,677
Domain - Paul Y. Sdn. Bhd.	49.0	–	Nil 無	3,432	3,432
北京中宇保華工程項目管理有限公司	40.0	–	Nil 無	2	2
DL & PY JV Limited	50.0	–	Nil 無	207	207
Downer and its subsidiaries ("Downer Group") Downer及其附屬公司 (「Downer 集團」)	21.2	–	Nil 無	37,437	37,437
		265,042		43,804	308,846

The Group made the Advances to these affiliated companies for their general working capital purpose.

本集團向該等聯屬公司提供該等貸款以作彼等之一般營運資金。

The amounts above are repayable on demand by cash. There are no security in respect of the above amounts. All of the trade receivables above are interest free. The Group advanced the monies to these entities for their general working capital purpose in return of interest income. The other balances above represent amounts arising from dividend receivable, rental and related building management services, sharing of administrative services and construction and project management services and staff secondment services rendered to the respective entities as follows:

上列款項須於要求時以現金償還。上列款項並無相關抵押品。上列應收貿易賬項均為免息。本集團向此等實體提供貸款作為彼等之一般營運資金，以此賺取利息收入。上列其他結餘代表應收股息、向有關實體提供之租賃及相關樓宇管理服務、共用行政服務、建築及項目管理服務，以及員工暫調服務而產生之款項，詳情如下：

	Rental and related building management services 租賃及相關樓宇管理服務 HK$'000 千港元	Construction and project management services 建築及項目管理服務 HK$'000 千港元	Share of administrative services 共用行政服務 HK$'000 千港元	Staff secondment services 員工暫調服務 HK$'000 千港元	Dividend receivable 應收股息 HK$'000 千港元	Total 總計 HK$'000 千港元
China Strategic Group 中策集團	279	-	-	770	-	1,049
Icfox International Group Icfox International集團	1,137	-	540	-	-	1,677
Domain - Paul Y. Sdn. Bhd.	-	-	-	3,432	-	3,432
北京中宇保華工程項目管理有限公司	-	-	2	-	-	2
DL & PY JV Limited	-	207	-	-	-	207
Downer Group Downer 集團	-	-	36	-	37,401	37,437
	1,416	207	578	4,202	37,401	43,804

As at 30th September, 2004, apart from the amounts set out above, there are no other financial assistance or committed capital injection to affiliated companies which are required to be disclosed by way of an announcement pursuant to Rule 13.16 of the Listing Rules.

除上列款項外，截至二零零四年九月三十日，並無向聯屬公司提供其他財務資助或承諾出資而須根據上市規則第13.16條以公佈形式予以披露。

A pro-forma balance sheet of the above-named affiliated companies and the Group's attributable interest in these affiliated companies are presented below:

以下為上述聯屬公司及本集團應佔該等聯屬公司之權益之備考資產負債表：

		Pro-forma combined balance sheet 備考合併資產負債表 HK$'000 千港元	The Group's attributable interest 本集團之應佔權益 HK$'000 千港元
Non-current assets	非流動資產	6,456,028	1,460,419
Current assets	流動資產	7,400,997	1,657,991
Current liabilities	流動負債	(4,898,815)	(1,081,437)
Non-current liabilities	非流動負債	(2,767,419)	(607,559)
Minority interests	少數股東權益	(262,535)	(77,080)
Net assets	資產淨值	5,928,256	1,352,334

MODEL CODE

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as its own code of conduct regarding securities transactions by the directors of the Company.

All directors of the Company have confirmed, following specific enquiry by the Company, that they complied with the required standard set out in the Model Code during the six months ended 30th September, 2004.

CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th September, 2004, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed securities during the period.

GENERAL

As at the date of this report, the Board comprises twelve directors of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd December, 2004

標準守則

本公司已採納上市規則附錄十所載之標準守則，作為本身有關本公司董事進行證券交易之操守準則。

本公司全體董事在本公司作出具體查詢後得知，彼等於截至二零零四年九月三十日止六個月內一直符合上市規則附錄十所載標準守則所規定之標準。

最佳應用守則

本公司董事概不知悉有任何資料足以合理地顯示本公司現時或於截至二零零四年九月三十日止六個月內任何時間並無遵守上市規則附錄十四所載之最佳應用守則。

購買、出售或贖回本公司之上市證券

期內，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市證券。

一般事項

於本報告日期，董事局包括十二名董事，其中(i)八名為執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；(ii)一名為非執行董事，即張定球先生；及(iii)三名為獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

代表董事局

主席
陳國強博士

香港，二零零四年十二月二十三日

Deloitte.
德勤

德勤・關黃陳方會計師行
香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu
26/F Wing On Centre
111 Connaught Road Central
Hong Kong

INDEPENDENT REVIEW REPORT

To the board of directors of
PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

獨立審閱報告書

致保華德祥建築集團有限公司之
董事局

INTRODUCTION

We have been instructed by the Company to review the interim financial report set out on pages 18 to 31.

緒言

本核數師行奉貴公司示審閱載於第十八至第三十一頁所載之中期財務報告。

DIRECTORS' RESPONSIBILITIES

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

董事之責任

香港聯合交易所有限公司證券上市規則規定 貴公司須遵照香港會計師公會頒佈之會計實務準則第25條「中期財務報告」及有關規定編製中期財務報告。貴公司之董事須負責編製及審批中期財務報告。

本行負責基於本行對中期財務報告之審閱工作，按照雙方協定委聘條款，純向 台端滙報審核結論而拒作他圖。本行就本報告內容對任何其他人等概不負責。

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

已完成之審閱工作

本行是按照香港會計師公會頒佈之核數準則第700條「審閱中期財務報告之工作」進行審閱工作。審閱範圍主要包括採用查詢管理方式及分析程序以審閱中期財務報告，而除另行披露者外，評估是否貫徹應用會計政策及呈列方式。審閱範圍以外之審核程序包括測試管理方式及查證資產、負債及交易等。審閱工作涉及之程序遠較核數工作涉及者為少，故其準確性亦較低。因此，本行對中期財務報告不會發表核數意見。

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30th September, 2004.

審閱結論

根據本行審閱(並不構成審核工作)之結果，本行並不察覺須對截至二零零四年九月三十日止六個月之中期財務報告作出任何重大之修改。

DELOITTE TOUCHE TOHMATSU
Certified Public Accountants

Hong Kong, 23rd December, 2004

德勤・關黃陳方會計師行
執業會計師

香港，二零零四年十二月二十三日

CONDENSED CONSOLIDATED INCOME STATEMENT

簡明綜合收益表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

截至二零零四年九月三十日止六個月

		Notes 附註	Unaudited 未經審核 Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Turnover	營業額	3	**1,678,883**	1,674,441
Cost of sales	銷售成本		**(1,588,366)**	(1,645,284)
Gross profit	毛利		**90,517**	29,157
Amortisation of goodwill	商譽攤銷		**(1,153)**	(1,153)
Administrative expenses	行政費用		**(61,999)**	(61,938)
Profit (loss) from operations	經營溢利(虧損)	3 & 4	**27,365**	(33,934)
Finance costs	融資成本		**(2,900)**	(5,807)
Investment income – net	投資收入一淨額	5	**12,107**	16,933
Impairment loss on investment properties	投資物業之減值虧損		**-**	(15,700)
Allowance for amount due from an associate	應收聯營公司款項之準備		**-**	(2,424)
Loss on dilution of interests in associates	攤薄聯營公司權益所致虧損		**(15,004)**	(1,173)
Share of results of associates	攤佔聯營公司業績		**48,781**	111,187
Share of results of jointly controlled entities	攤佔共同控制公司業績		**118**	7,974
Profit before taxation	除稅前溢利		**70,467**	77,056
Taxation	稅項	6	**(31,935)**	(47,359)
Profit before minority interests	未計少數股東權益前溢利		**38,532**	29,697
Minority interests	少數股東權益		**(388)**	199
Profit for the period	期間溢利		**38,144**	29,896
Dividends	股息	7		
Interim dividend	中期股息		**20,538**	10,937
Special dividend	特別股息		**-**	317,174
Earnings per share	每股盈利	8		
Basic	基本		**2.8 cents**	2.8 cents
Diluted	攤薄		**2.8 cents**	2.3 cents

CONDENSED CONSOLIDATED BALANCE SHEET 簡明綜合資產負債表

AT 30TH SEPTEMBER, 2004 *於二零零四年九月三十日*

		Notes 附註	Unaudited 30/9/2004 未經審核 二零零四年九月三十日 HK$'000 千港元	Audited 31/3/2004 經審核 二零零四年三月三十一日 HK$'000 千港元
NON-CURRENT ASSETS	非流動資產			
Investment properties	投資物業	9	455,000	515,000
Property, plant and equipment	物業、機械及設備	9	391,445	417,633
Project under development	發展中項目	10	1,692,113	-
Goodwill	商譽		12,678	13,831
Interests in associates	聯營公司權益	11	1,355,188	1,426,708
Interests in jointly controlled entities	共同控制公司權益		8,934	14,817
Other non-current assets	其他非流動資產		18,027	69,676
			3,933,385	2,457,665
CURRENT ASSETS	流動資產			
Amounts due from customers for contract works	應收客戶合約工程款項		173,185	273,210
Debtors, deposits and prepayments	應收賬款、訂金及預付款項	12	1,192,146	1,212,340
Investments in securities	證券投資		27,641	39,374
Short term bank deposits, bank balances and cash	短期銀行存款、銀行結存及現金		239,534	250,255
Other current assets	其他流動資產		751,721	629,484
			2,384,227	2,404,663
CURRENT LIABILITIES	流動負債			
Amounts due to customers for contract works	應付客戶合約工程款項		412,858	456,140
Creditors and accrued expenses	應付賬款及應計開支	13	873,555	856,298
Amount due to a minority shareholder	應付少數股東款項		100,000	-
Bank borrowings – due within one year	一年內到期之銀行借款		94,024	44,048
Other current liabilities	其他流動負債		44,014	152,913
			1,524,451	1,509,399
NET CURRENT ASSETS	流動資產淨值		859,776	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES	總資產減流動負債		4,793,161	3,352,929
MINORITY INTERESTS	少數股東權益		374,065	10,448
NON-CURRENT LIABILITIES	非流動負債			
Bank borrowings – due after one year	一年後到期之銀行借款		459,000	517,000
Loan from a minority shareholder	少數股東貸款		241,000	-
Provision for long service payments	長期服務金撥備		1,727	1,727
Deferred tax liabilities	遞延税項負債		959,482	52,882
			1,661,209	571,609
NET ASSETS	資產淨值		2,757,887	2,770,872
CAPITAL AND RESERVES	資本及儲備			
Share capital	股本		134,525	134,525
Reserves	儲備		2,623,362	2,636,347
SHAREHOLDERS' FUNDS	股東資金		2,757,887	2,770,872

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY 簡明綜合股本變動表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004 截至二零零四年九月三十日止六個月

		Share capital 股本 HK$'000 千港元	Share premium 股份溢價 HK$'000 千港元	Special reserve 特別儲備 HK$'000 千港元	Capital reserve 資本儲備 HK$'000 千港元	Other reserve 其他儲備 HK$'000 千港元	Translation reserve 匯兌儲備 HK$'000 千港元	Accumulated losses 累計虧損 HK$'000 千港元	Total 合計 HK$'000 千港元
At 1st April, 2004	於二零零四年四月一日	134,525	187,370	124,933	2,480,000	6,521	83,356	(245,833)	2,770,872
Exchange differences arising from translation of overseas operations	因換算海外業務而產生之匯兌差額	-	-	-	-	-	(29,063)	-	(29,063)
Share of reserve of an associate	攤佔聯營公司儲備	-	-	-	-	7	(1,493)	-	(1,486)
Net gains (losses) not recognised in income statement	並未在收益表內確認之收益(虧損)淨額	-	-	-	-	7	(30,556)	-	(30,549)
Share issue expenses	發行股份費用	-	(26)	-	-	-	-	-	(26)
Realised on dilution of interests in associates	於聯營公司之權益攤薄時變現	-	-	-	-	(185)	(190)	-	(375)
Profit for the period	期間溢利	-	-	-	-	-	-	38,144	38,144
Dividends paid	已付股息	-	-	-	-	-	-	(20,179)	(20,179)
At 30th September, 2004	**於二零零四年九月三十日**	**134,525**	**187,344**	**124,933**	**2,480,000**	**6,343**	**52,610**	**(227,868)**	**2,757,887**
At 1st April, 2003	於二零零三年四月一日	106,302	212,031	124,933	2,480,000	-	(9,704)	(255,031)	2,658,531
Exchange differences arising from translation of overseas operations not recognised in income statement	因換算海外業務而產生，但並未在收益表內確認之匯兌差額	-	-	-	-	-	50,275	-	50,275
Issue of shares on exercise of warrants	因認股權證獲行使而發行股份	964	2,895	-	-	-	-	-	3,859
Share issue expenses	發行股份費用	-	(164)	-	-	-	-	-	(164)
Realised on dilution of interest in an associate	於一間聯營公司之權益攤薄時變現	-	-	-	-	-	(46)	-	(46)
Profit for the period	期間溢利	-	-	-	-	-	-	29,896	29,896
Dividends paid	已付股息	-	-	-	-	-	-	(10,727)	(10,727)
At 30th September, 2003	於二零零三年九月三十日	107,266	214,762	124,933	2,480,000	-	40,525	(235,862)	2,731,624

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

簡明綜合現金流量表

FOR THE SIX MONTHS ENDED 30TH SEPTEMBER, 2004

截至二零零四年九月三十日止六個月

		Unaudited 未經審核 **Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元**	Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Net cash from operating activities	來自經營業務現金淨額	**65,927**	15,910
Net cash used in investing activities	用於投資業務之現金淨額	**(246,905)**	(19,142)
Net cash from (used in) financing activities	來自(用於)融資活動之現金淨額	**175,281**	(19,502)
Net decrease in cash and cash equivalents	現金及與現金等值項目減少淨額	**(5,697)**	(22,734)
Cash and cash equivalents brought forward	現金及與現金等值項目承前	**233,207**	213,991
Cash and cash equivalents carried forward	現金及與現金等值項目結轉	**227,510**	191,257
Analysis of the balances of cash and cash equivalents	現金及與現金等值項目結存分析		
Bank balances and cash	銀行結存及現金	**239,534**	248,306
Bank overdrafts	銀行透支	**(12,024)**	(57,049)
		227,510	191,257

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended 30th september, 2004

簡明綜合財務報表附註

截至二零零四年九月三十日止六個月

1. **BASIS OF PREPARATION**
The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") and with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

1. **編製基準**
簡明財務報表乃根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則第25條「中期財務申報」編製。

2. **SIGNIFICANT ACCOUNTING POLICIES**
The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2004.

2. **主要會計政策**
簡明財務報表乃根據歷史成本法編製,並已就投資物業及證券投資之重估價值作修訂。

編製簡明財務報表所採納之會計政策與本集團截至二零零四年三月三十一日止年度之週年財務報表所採納者相符。

3. **SEGMENT INFORMATION**
Business segment:
For management purposes, the Group's operations are organised into five operating divisions namely building construction, civil engineering, specialist works, construction materials and property leasing. These divisions are the basis on which the Group reports its primary segment information.

Analyses of the Group's turnover and contribution to profit (loss) from operations for the period by principal activity are as follows:

3. **分部資料**
業務分部:
就管理方面而言,本集團之業務分為五大營運部門,分別為樓宇建築、土木工程、專項工程、建築材料及物業租賃。此等部門乃本集團匯報主要分部資料之基準。

本集團於期內之營業額及經營溢利(虧損)之貢獻按主要業務分析如下:

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月			Six months ended 30/9/2003 截至二零零三年九月三十日止六個月		
		External 外來 HK$'000 千港元	**Inter-segment 分部之間 HK$'000 千港元**	**Total 總計 HK$'000 千港元**	External 外來 HK$'000 千港元	Inter-segment 分部之間 HK$'000 千港元	Total 總計 HK$'000 千港元
Turnover	營業額						
Construction and other contracting businesses:	建築及其他承包業務:						
Building construction	樓宇建築工程	**1,248,557**	**-**	**1,248,557**	1,191,411	-	1,191,411
Civil engineering	土木工程	**234,406**	**-**	**234,406**	195,893	-	195,893
Specialist works	專項工程	**174,475**	**57,760**	**232,235**	259,023	18,932	277,955
Construction materials	建築材料	**183**	**30,374**	**30,557**	2,985	44,620	47,605
		1,657,621	**88,134**	**1,745,755**	1,649,312	63,552	1,712,864
Property leasing	物業租賃	**21,262**	**7,876**	**29,138**	25,129	7,835	32,964
Elimination	對銷	**-**	**(96,010)**	**(96,010)**	-	(71,387)	(71,387)
		1,678,883	**-**	**1,678,883**	1,674,441	-	1,674,441

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

分部之間銷售乃按市場價格收取或(倘無可參考之市場價格)按雙方釐定及同意之條款收取。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註（續）

3. SEGMENT INFORMATION *(Continued)*
Business segment: *(Continued)*

3. 分部資料（續）
業務分部：（續）

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Contribution to profit (loss) from operations	經營溢利（虧損）貢獻		
Construction and other contracting businesses:	建築及其他合約工程業務：		
Building construction	樓宇建築工程	**16,835**	(777)
Civil engineering	土木工程	**18,329**	(8,537)
Specialist works	專項工程	**10,840**	(21,477)
Construction materials	建築材料	**(7,909)**	(14,184)
		38,095	(44,975)
Property leasing	物業租賃	**8,481**	11,041
Unallocated corporate expenses	未分配企業開支	**(19,211)**	–
		27,365	(33,934)

4. PROFIT (LOSS) FROM OPERATIONS

Profit (loss) from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

4. 經營溢利（虧損）

下列之經營溢利（虧損）乃扣除物業、機械及設備之折舊及攤銷後得出：

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Owned assets	自置資產	**27,958**	31,340
Less: Amount capitalised in respect of contracts in progress	減：撥作在建工程資本之數額	**(799)**	(956)
		27,159	30,384

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註(續)

5. INVESTMENT INCOME - NET

5. 投資收入－淨額

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
(Loss) gain on disposal of investments in securities	出售投資證券之(虧損)收益	**(1,579)**	326
Gain (loss) on disposal of investment properties	出售投資物業之收益(虧損)	**1,129**	(526)
Unrealised holding (loss) gain on listed other investments	其他上市投資未變現持有(虧損)收益淨額	**(8,143)**	424
Interest income	利息收入	**20,344**	16,709
Dividend income	股息收入	**356**	-
		12,107	16,933

6. TAXATION

6. 稅項

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
The charge comprises:	稅項支出包括：		
Hong Kong Profits Tax:	香港利得稅：		
Current period	本期間	**21**	-
Overprovision in prior periods	前期超額準備	**-**	(11)
		21	(11)
Overseas taxation	海外稅項	**1,177**	3,322
Share of tax on results of associates	攤佔聯營公司業績之稅項	**23,108**	32,179
		24,306	35,490
Deferred taxation	遞延稅項	**7,629**	11,869
		31,935	47,359

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 17.5%) of the estimated assessable profits derived from Hong Kong for the period. No Hong Kong Profits Tax was provided in prior period since the assessable profit for that period had been wholly absorbed by tax losses brought forward.

香港利得稅乃按期內源自香港之估計應課稅溢利以稅率17.5%(二零零三年：17.5%)計算。由於先前期間應課稅溢利均已由承前稅項虧損所抵銷，故毋須就先前期間香港產生之期間溢利納稅。

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

海外稅項按有關司法權區適用之稅率計算。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註（續）

7. DIVIDENDS

7. 股息

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Interim dividend - 1.5 cent (2003: 1.0 cent) per share	中期股息 － 每股港幣1.5仙（二零零三年：港幣1.0仙）	**20,538**	10,937
Special dividend - Nil (2003: 29.0 cents) per share	特別股息 － 無（二零零三年：港幣29.0仙）	**-**	317,174
		20,538	328,111

The amount of the interim dividend declared for the six months ended 30th September, 2004, which will be payable in cash has been calculated by reference to the 1,369,195,436 issued ordinary shares outstanding as at the date of this report.

截至二零零四年九月三十日止六個月宣佈之以現金支付之中期股息之數額，乃參照本公佈刊發之日已發行普通股1,369,195,436股計算。

During the period, a final dividend of 1.5 cent (2003: 1.0 cent) per share amounting to HK$20,179,000 (2003: HK$10,727,000) for the year ended 31st March, 2004 was approved by the shareholders.

期內，已獲股東批准派發截至二零零四年三月三十一日止年度之末期股息每股港幣1.5仙（二零零三年：港幣1.0仙），合共20,179,000港元（二零零三年：10,727,000港元）。

8. EARNINGS PER SHARE

8. 每股盈利

The calculation of the basic and diluted earnings per share for the period is based on the following data:

期內每股基本及攤薄盈利乃根據以下數據計算：

		Six months ended 30/9/2004 截至二零零四年九月三十日止六個月 HK$'000 千港元	Six months ended 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Earnings:	盈利：		
Earnings for the purposes of basic earnings per share	計算每股基本盈利之盈利	**38,144**	29,896
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	潛在攤薄普通股之效應基於聯營公司業績每股盈利攤薄之攤佔調整	**-**	(5,001)
Earnings for the purposes of diluted earnings per share	計算每股攤薄盈利之盈利	**38,144**	24,895
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	計算每股基本及攤薄盈利之普通股加權平均數	**1,345,249,019**	1,064,756,647

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註（續）

8. EARNINGS PER SHARE *(Continued)*

For the six months ended 30th September, 2003, the computation of diluted earnings per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

The Company's share options and warrants have been lapsed and/or exercised prior to 1st April, 2004.

8. 每股盈利（續）

在計算截至二零零三年九月三十日止六個月之每股攤薄盈利時，由於本公司購股權及認股權證之行使價高於股份之平均市價，因此並無假設本公司購股權及認股權證被兑換之情況。

本公司之購股權及認股權證於二零零四年四月一日前已經失效及／或行使。

9. INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT

During the period, the Group spent approximately HK$4,143,000 (2003: HK$4,438,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$60,000,000 (2003: HK$21,804,000) and HK$2,373,000 (2003: HK$7,543,000), respectively.

In the opinion of the directors, the market value of the Group's investment properties did not differ significantly from their carrying value at 30th September, 2004.

9. 投資物業、物業、機械及設備

期內本集團用於物業、機械及設備之款項共約4,143,000港元（二零零三年：4,438,000港元），藉以擴充及提升經營運作能力。本集團亦出售投資物業及物業、機械及設備，彼等之總賬面值分別約60,000,000港元（二零零三年：21,804,000港元）及約2,373,000港元（二零零三年：7,543,000港元）。

董事認為，本集團投資物業之市值與其於二零零四年九月三十日之賬面值並無重大出入。

10. PROJECT UNDER DEVELOPMENT

During the period, the Group purchased a 54.06% interest in a development project located in the People's Republic of China through acquisition of subsidiaries as set out in note 17.

10. 發展中項目

期內，本集團透過收購附屬公司購入位於中華人民共和國某一發展項目之54.06%權益（如附註17所載）。

11. INTERESTS IN ASSOCIATES

11. 聯營公司權益

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	31/3/2004 二零零四年 三月三十一日 HK$'000 千港元
Share of net assets:	攤佔淨資產：		
Listed shares in overseas	海外上市股份	**535,235**	545,310
Listed shares in Hong Kong	香港上市股份	**415,784**	460,494
Unlisted shares	非上市股份	**25,627**	23,828
Goodwill	商譽	**352,142**	370,676
		1,328,788	1,400,308
Amount due from an associate	應收一間聯營公司款項	**26,400**	26,400
		1,355,188	1,426,708
Market value of listed shares:	上市股份之市值：		
In overseas	海外	**1,336,663**	1,110,079
In Hong Kong	香港	**121,645**	139,763
		1,458,308	1,249,842

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註（續）

11. INTERESTS IN ASSOCIATES *(Continued)*

China Strategic Holdings Limited ("China Strategic"), a company listed on the Hong Kong Stock Exchange, became a principal cssociate of the Group on 30th September, 2003 with its financial year ended 31st December. Downer EDI Limited ("Downer"), another principal associate of the Group, is listed in the Australian Stock Exchange and the New Zealand Stock Exchange with its financial year ended 30th June. Since only published financial information of China Strategic and Downer was available and used by the Group for applying the equity method, the Group's share of net assets in China Strategic and Downer at 30th September, 2004 is calculated based on their net assets at 30th June, 2004. The Group's share of results of China Strategic for the current period and of Downer for the current and prior period is calculated based on the results of China Strategic for the six months from 1st January, 2004 to 30th June, 2004 and results of Downer for the six months from 1st January, 2004 to 30th June, 2004 and from 1st January, 2003 to 30th June, 2003 respectively.

11. 聯營公司權益（續）

中策集團有限公司（「中策」）乃一間於香港聯交所上市之公司，其於二零零三年九月三十日成為本集團之主要聯營公司，財政年度結束日期為十二月三十一日。本集團另一間主要聯營公司Downer EDI Limited（「Downer」）乃一間於澳洲證券交易所及新西蘭證券交易所上市之公司，其財政年結日為六月三十日。由於本集團權益於採用權益法時僅可查閱及採用中策及Downer已刊發之財務資料，因此，本集團攤佔中策及Downer於二零零四年九月三十日之權益乃分別根據此兩間公司於二零零四年六月三十日之資產淨值計算。本集團攤佔中策於本期間之業績乃根據中策於二零零四年一月一日至二零零四年六月三十日止六個月之業績計算；本集團攤佔Downer於本期間及上一期間之業績乃根據Downer於二零零四年一月一日至二零零四年六月三十日止六個月以及二零零三年一月一日至二零零三年六月三十日止六個月之業績計算。

12. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

12. 應收賬項、訂金及預付款項

本集團承包業務之信貸期一般乃與貿易客戶磋商後根據一般商業條款釐定。來自物業租賃業務之應收貿易賬項乃以按月預繳方式支付。本集團就其他應收貿易賬項所給予之寬限還款期一般由30日至90日不等。

The following is an aged analysis of trade debtors at the reporting date:

以下為於期末之應收貿易賬項還款期分析：

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	31/3/2004 二零零四年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**397,550**	432,280
More than 90 days and within 180 days	90日以上但不超過180日	**9,147**	3,784
More than 180 days	超過180日	**72,280**	56,689
		478,977	492,753

Included in debtors, deposits and prepayments at 30th September, 2004 and 31st March, 2004 is an amount of approximately HK$123,711,000 which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under guarantees provided by the ex-shareholder. The Group has proceeded a court action against the ex-shareholder. The directors, having taken legal advice, believe that the suit is valid and the losses together with interest and other expenses incurred can be fully recovered from the ex-shareholder.

於二零零四年九月三十日及二零零四年三月三十一日之應收賬項、訂金及預付款項中包括一筆約123,711,000港元之款項，乃代表若干建築合約所產生之本集團應佔虧損，有關款項將根據Downer前股東提供之擔保而向該前股東收回。本集團已就此對該前股東採取法律行動，而董事聽取法律意見後相信此項訴訟為有理據，有關虧損連同所錄得之利息及其他開支將可以向該名前股東悉數收回。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註 *(續)*

13. CREDITORS AND ACCRUED EXPENSES

13. 應付賬項及應計費用

The following is an aged analysis of trade creditors at the reporting date:

以下為於申報日期之應付貿易賬項還款期分析：

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	31/3/2004 二零零四年 三月三十一日 HK$'000 千港元
Within 90 days	90日內	**309,936**	320,155
More than 90 days and within 180 days	90日以上但不超過180日	**2,847**	5,064
More than 180 days	超過180日	**20,158**	13,211
		332,941	338,430

14. CONTINGENT LIABILITIES

14. 或然負債

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	31/3/2004 二零零四年 三月三十一日 HK$'000 千港元
Outstanding performance bonds in respect of construction contracts	仍然有效之建築合約履約擔保書	**431,143**	623,257

15. COMMITMENTS

15. 承擔

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	31/3/2004 二零零四年 三月三十一日 HK$'000 千港元
Capital expenditure contracted for but not provided in the financial statements in respect of the acquisition of equity investments	就收購股本投資已訂約而未於財務報告上撥備之資本支出	**143,071**	450,671

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註*(續)*

16. RELATED PARTY TRANSACTIONS

During the period, the Group entered into the following transactions with its associates, the associates and subsidiaries of ITC Corporation ("ITC") which was the ultimate holding company of the Company up to 20th October, 2004:

16. 關連人士交易

期內，本集團與其聯營公司及德祥企業集團有限公司(「德祥企業」，其於二零零四年十月二十日前為本公司之最終控股公司)之聯營公司及附屬公司訂立以下交易：

Class of related party 關連人士之類別	Nature of transactions 交易性質	Six months ended **30/9/2004** **截至二零零四年九月三十日止六個月** **HK$'000** **千港元**	 30/9/2003 截至二零零三年九月三十日止六個月 HK$'000 千港元
Associates and jointly controlled entities of the Group 本集團之聯營公司及共同控制公司	Construction works charged by the Group 本集團收取建築工程費	41,820	449
	Purchase of concrete products by the Group 本集團購買混凝土產品	36	70
	Subcontracting fees charged to the Group 本集團支付分承包費	1,917	52,385
	Interest income charged by the Group 本集團收取利息收入	6,136	1,003
	Project management fee, consulting and handling fees charged by the Group 本集團收取項目管理費、顧問及手續費	1,136	72
	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	861	1,147
	Service fee charged to the Group 本集團支付服務費	1	-
Subsidiaries of ITC 德祥企業之附屬公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	336	403
	Purchase of building materials and related installation works by the Group 本集團購買建築材料及相關安裝工程	16	-
Associates of ITC 德祥企業之聯營公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	611	1,816
	Interest income charged by the Group 本集團收取利息收入	5,241	6,933
Other related companies 其他關連公司	Rentals and related building management fee charged by the Group 本集團收取租金及相關物業管理費	2,781	3,716
	Interest income charged by the Group 本集團收取利息收入	4,169	7,895
	Subcontracting fees charged by the Group 本集團收取分承包費	-	1,611
	Purchase of medicine and health products by the Group 本集團購買醫藥保健品	-	433
	Service fee charged to the Group 本集團支付服務費	1,150	39

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

16. **RELATED PARTY TRANSACTIONS *(Continued)***

The above transactions were carried out on the following basis:

(a) Construction works and subcontracting fees were charged at market price or, where no market price was available, at terms determined and agreed by both parties.

(b) Purchase of concrete products, building materials and medicine and health products were carried out in accordance with negotiated prices.

(c) Interest was charged by reference to the principal outstanding and at the interest rate determined and agreed by both parties.

(d) Building management fee, service fee, project management fee, consulting and handling fees were charged at pre-agreed rates.

(e) Rentals were charged at pre-agreed fixed monthly amounts.

Other related companies are companies under common directorship or common control with ITC.

簡明綜合財務報表附註 *(續)*

16. **關連人士交易 *(續)***

上述交易按以下基準進行：

(a) 建築工程及分承包費乃按市場價格收取或(倘無可參考之市場價格)按有關交易雙方決定及同意之條款徵收。

(b) 購買混凝土產品、建築材料及醫藥保健品乃按協定價格進行。

(c) 利息根據未償還本金額按有關各方決定及同意之利率徵收。

(d) 物業管理費用、服務費、項目管理費、顧問及手續費乃按預定之費用徵收。

(e) 租金收入乃按預定之固定每月租金徵收。

其他關連公司乃為與德祥企業共同管理或共同控制之公司。

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS *(CONTINUED)*

簡明綜合財務報表附註（續）

17. ACQUISITION OF SUBSIDIARIES

In April, 2004, the Group acquired a 90.1% of the issued share capital of, and a shareholder's loan to, Global Achiever Limited for a cash consideration of approximately HK$396,197,000. Global Achiever Limited holds indirectly a 60% interest in Jiangsu Yangtong Investment and Development Co., Ltd which is principally engaged in a development project in the PRC. This transaction has been accounted for using the purchase method of accounting.

17. 收購附屬公司

於二零零四年四月，本集團以現金代價約396,197,000港元收購Global Achiever Limited已發行股本之90.1%及股東貸款。Global Achiever Limited間接持有主要從事國內一項發展項目之江蘇洋通開發投資有限公司之60%權益。此項交易已經以收購會計法入賬。

The effect of the acquisition is summarised as follows:

是項收購之影響概述如下：

		30/9/2004 二零零四年 九月三十日 HK$'000 千港元	30/09/2003 二零零三年 九月三十日 HK$'000 千港元
Net assets acquired	購入資產淨值	**396,197**	-
Satisfied by:	支付方式：		
Cash paid	已付現金	**296,197**	-
Balance of consideration payable to a minority shareholder	應向少數股東支付之代價餘款	**100,000**	-
		396,197	-
Net cash outflow arising on acquisition:	收購產生之現金流出淨額：		
Cash paid	已付現金	**296,197**	-
Bank balances and cash acquired	購入之銀行結餘及現金	**(2,413)**	-
		293,784	-

The subsidiaries acquired during the period contributed to cash outflow of approximately HK$17,177,000 and HK$18,850,000 in respect of investing and financing activities respectively, and did not make any significant contribution to the results of the Group.

期內收購之附屬公司分別帶來投資及融資活動之現金流出約17,177,000港元及18,850,000港元，其對本集團業績並無任何重大貢獻。

18. SUBSEQUENT EVENTS

Subsequent to 30th September, 2004, the Group has disposed of its entire shareholding in Downer as follows:

(a) In November 2004, pursuant to the incentive option agreement entered into with the Company in April 2003, a company controlled by certain executives of Downer has purchased from the Group 5.5 million shares in Downer at a price of A$2.2 each, in aggregate amounting to A$12.1 million (equivalent to approximately HK$72.6 million); and

(b) In December 2004, the Group has disposed of the remaining approximately 56.2 million shares in Downer at a price of A$4.55 each, to independent third parties. The gross sale proceeds arising from the disposal amount to approximately A$255.8 million (equivalent to approximately HK$1,504 million). Details of the transaction are set out in the announcement of the Company dated 15th December, 2004.

18. 結算日後事項

於二零零四年九月三十日後，本集團已出售其於Downer之全部股權，詳情如下：

(a) 於二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議，Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份，總作價為12,100,000澳元（相等於約72,600,000港元）；及

(b) 於二零零四年十二月，本集團以每股4.55澳元將其餘約56,200,000股Downer股份出售予獨立第三方。出售產生之收益毛額約為255,800,000澳元（相等於約1,504,000,000港元）。是項交易之詳情已載於本公司於二零零四年十二月十五日發表之公佈。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH SEPTEMBER 2004

RESULTS

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the "Group") for the six months ended 30th September, 2004. The consolidated income statement and consolidated cash flow statement of the Group for the six months ended 30th September, 2004 and the consolidated balance sheet as at 30th September, 2004 of the Group, all of which are unaudited and condensed, along with selected explanatory notes, have been reviewed by the Company's audit committee and auditors.

Condensed Consolidated Income Statement

	Notes	Unaudited Six-months ended 30/9/2004 HK$'000	30/9/2003 HK$'000
Turnover	3	1,678,883	1,674,441
Cost of sales		(1,588,366)	(1,645,284)
Gross profit		90,517	29,157
Amortisation of goodwill		(1,153)	(1,153)
Administrative expenses		(61,999)	(61,938)
Profit (loss) from operations	3 & 4	27,365	(33,934)
Finance costs		(2,900)	(5,807)
Investment income - net	5	12,107	16,933
Impairment loss on investment properties		-	(15,700)
Allowance for amount due from an associate		-	(2,424)
Loss on dilution of interests in associates		(15,004)	(1,173)
Share of results of associates		48,781	111,187
Share of results of jointly controlled entities		518	7,974
Profit before taxation		70,467	77,056
Taxation	6	(31,935)	(47,359)
Profit before minority interests		38,532	29,697
Minority interests		(388)	199
Profit for the period		38,144	29,896

Condensed Consolidated Cash Flow Statement

	Unaudited Six months ended 30/9/2004 HK$'000	30/9/2003 HK$'000
Net cash from operating activities	65,927	15,910
Net cash used in investing activities	(246,905)	(19,142)
Net cash from (used in) financing activities	175,281	(19,502)
Net decrease in cash and cash equivalents	(5,697)	(22,734)
Cash and cash equivalents brought forward	233,207	213,991
Cash and cash equivalents carried forward	227,510	191,257
Analysis of the balances of cash and cash equivalents		
Bank balances and cash	239,534	248,306
Bank overdrafts	(12,024)	(57,049)
	227,510	191,257

Notes:

1. **BASIS OF PREPARATION**

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange (the "Hong Kong Stock Exchange") of Hong Kong Limited and with Statement of Standard Accounting Practice No. 25 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants.

2. **SIGNIFICANT ACCOUNTING POLICIES**

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of investment properties and investments in securities.

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2004.

3. **SEGMENT INFORMATION**

Business segments:

5. **INVESTMENT INCOME - NET**

	Six months ended 30/9/2004 HK$'000	30/9/2003 HK$'000
(Loss) gain on disposal of investments in securities	(1,579)	326
Gain (loss) on disposal of investment properties	1,129	(526)
Unrealised holding (loss) gain on listed other investments	(8,143)	424
Interest income	20,344	16,709
Dividend income	356	-
	12,107	16,933

6. **TAXATION**

	Six months ended 30/9/2004 HK$'000	30/9/2003 HK$'000
The charge comprises:		
Hong Kong Profits Tax:		
Current period	21	-
Overprovision in prior periods	-	(11)
	21	(11)
Overseas taxation	1,177	3,322
Share of tax on results of associates	23,108	32,179
	24,306	35,490
Deferred taxation	7,629	11,869
	31,935	47,359

Hong Kong Profits Tax is calculated at the rate of 17.5% (2003: 17.5%) of the estimated assessable profits derived from Hong Kong for the period. No Hong Kong Profits Tax was provided in prior period since the assessable profit for that period had been wholly absorbed by tax losses brought forward.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

	Notes		
Taxation	6	(31,935)	(47,359)
Profit before minority interests		38,532	29,697
Minority interests		(388)	199
Profit for the period		38,144	29,896
Dividends	7		
Interim dividend		20,538	10,937
Special dividend		–	317,174
Earnings per share	8		
Basic		2.8 cents	2.8 cents
Diluted		2.8 cents	2.3 cents

Condensed Consolidated Balance Sheet

	Notes	Unaudited 30/9/2004 HK$'000	Audited 31/3/2004 HK$'000
NON-CURRENT ASSETS			
Investment properties	9	455,000	515,000
Property, plant and equipment	9	391,445	417,633
Project under development	10	1,692,113	–
Goodwill		12,678	13,831
Interests in associates	11	1,355,188	1,426,708
Interests in jointly controlled entities		8,934	14,817
Other non-current assets		18,027	69,676
		3,933,385	2,457,665
CURRENT ASSETS			
Amounts due from customers for contract works		173,185	273,210
Debtors, deposits and prepayments	12	1,192,146	1,212,340
Investments in securities		27,641	39,374
Short term bank deposits, bank balances and cash		239,534	250,255
Other current assets		751,721	629,484
		2,384,227	2,404,663
CURRENT LIABILITIES			
Amounts due to customers for contract works		412,858	456,140
Creditors and accrued expenses	13	873,555	856,298
Amount due to a minority shareholder		100,000	–
Bank borrowings – due within one year		94,024	44,048
Other current liabilities		44,014	152,913
		1,524,451	1,509,399
NET CURRENT ASSETS		859,776	895,264
TOTAL ASSETS LESS CURRENT LIABILITIES		4,793,161	3,352,929
MINORITY INTERESTS		374,065	10,448
NON-CURRENT LIABILITIES			
Bank borrowings – due after one year		459,000	517,000
Loan from a minority shareholder		241,000	–
Provision for long service payments		1,727	1,727
Deferred tax liabilities		959,482	52,882
		1,661,209	571,609
NET ASSETS		2,757,887	2,770,872
CAPITAL AND RESERVES			
Share capital		134,525	134,525
Reserves		2,623,362	2,636,347
SHAREHOLDERS' FUNDS		2,757,887	2,770,872

The accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31st March, 2004.

3. **SEGMENT INFORMATION**

Business segments

For management purposes, the Group's operations are organised into five operating divisions namely building construction, civil engineering, specialist works, construction materials and property leasing. These divisions are the basis on which the Group reports its primary segment information.

Analyses of the Group's turnover and contribution to profit (loss) from operations for the period by principal activity are as follows:

	Six months ended 30/9/2004 External HK$'000	Inter-segment HK$'000	Total HK$'000	Six months ended 30/9/2003 External HK$'000	Inter-segment HK$'000	Total HK$'000
Turnover						
Construction and other contracting businesses:						
Building construction	1,248,557	–	1,248,557	1,191,411	–	1,191,411
Civil engineering	234,406	–	234,406	195,893	–	195,893
Specialist works	174,475	57,760	232,235	259,023	18,932	277,955
Construction materials	183	30,374	30,557	2,985	44,620	47,605
	1,657,621	88,134	1,745,755	1,649,312	63,552	1,712,864
Property leasing	21,262	7,876	29,138	25,129	7,835	32,964
Elimination	–	(96,010)	(96,010)	–	(71,387)	(71,387)
	1,678,883	–	1,678,883	1,674,441	–	1,674,441

Inter-segment sales are charged at market price or, where no market price was available, at terms determined and agreed by both parties.

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Contribution to profit (loss) from operations		
Construction and other contracting businesses:		
Building construction	16,835	(777)
Civil engineering	18,329	(8,537)
Specialist works	10,840	(21,477)
Construction materials	(7,909)	(14,184)
	38,095	(44,975)
Property leasing	8,481	11,041
Unallocated corporate expenses	(19,211)	–
	27,365	(33,934)

4. **PROFIT (LOSS) FROM OPERATIONS**

Profit (loss) from operations has been arrived at after charging depreciation and amortisation of property, plant and equipment as follows:

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Owned assets	27,958	31,340
Less: Amount capitalised in respect of contracts in progress	(799)	(956)
	27,159	30,384

of the estimated assessable profits derived from Hong Kong for the period. No Hong Kong Profits Tax was provided in prior period since the assessable profit for that period had been wholly absorbed by tax losses brought forward.

Overseas taxation is calculated at the rates prevailing in the respective jurisdictions.

7. **DIVIDENDS**

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Interim dividend – 1.5 cent (2003: 1.0 cent) per share	20,538	10,937
Special dividend – Nil (2003: 29.0 cents) per share	–	317,174
	20,538	328,111

The amount of the interim dividend declared for the six months ended 30th September, 2004, which will be payable in cash has been calculated by reference to the 1,369,195,436 issued ordinary shares outstanding as at the date of this report.

During the period, a final dividend of 1.5 cent (2003: 1.0 cent) per share amounting to HK$20,179,000 (2003: HK$10,727,000) for the year ended 31st March, 2004 was approved by the shareholders.

8. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the period is based on the following data:

	Six months ended 30/9/2004 HK$'000	Six months ended 30/9/2003 HK$'000
Earnings:		
Earnings for the purposes of basic earnings per share	38,144	29,896
Effect of dilutive potential ordinary shares in respect of an adjustment to share of results of an associate based on dilution of its earnings per share	–	(5,001)
Earnings for the purposes of diluted earnings per share	38,144	24,895
Number of shares:		
Weighted average number of ordinary shares for the purposes of basic and diluted earnings per share	1,345,249,019	1,054,756,647

For the six months ended 30th September, 2003, the computation of diluted earnings per share does not assume the conversion of the Company's share options and warrants since their exercise prices were higher than the average market price for shares.

The Company's share options and warrants have been lapsed and/or exercised prior to 1st April, 2004.

9. **INVESTMENT PROPERTIES, PROPERTY, PLANT AND EQUIPMENT**

During the period, the Group spent approximately HK$4,143,000 (2003: HK$4,438,000) on property, plant and equipment to expand and upgrade its operating capacity. The Group also disposed of investment properties and property, plant and equipment with an aggregate carrying value of approximately HK$60,000,000 (2003: HK$21,804,000) and HK$2,373,000 (2003: HK$7,543,000), respectively.

In the opinion of the directors, the market value of the Group's investment properties did not differ significantly from their carrying value at 30th September, 2004.

10. PROJECT UNDER DEVELOPMENT

During the period, the Group purchased a 54.06% interest in a development project located in the People's Republic of China through acquisition of subsidiaries.

11. INTERESTS IN ASSOCIATES

	30/9/2004 HK$'000	31/3/2004 HK$'000
Share of net assets:		
Listed shares in overseas	535,135	545,310
Listed shares in Hong Kong	415,784	460,494
Unlisted shares	25,627	23,828
Goodwill	352,142	370,676
	1,328,788	1,400,308
Amount due from an associate	26,400	26,400
	1,355,188	1,426,708
Market value of listed shares:		
In overseas	1,336,663	1,110,079
In Hong Kong	121,645	139,763
	1,458,308	1,249,842

China Strategic Holdings Limited ("China Strategic"), a company listed on the Hong Kong Stock Exchange, became a principal associate of the Group on 30th September, 2003 with its financial year ended 31st December. Downer EDI Limited ("Downer"), another principal associate of the Group, is listed in the Australian Stock Exchange and the New Zealand Stock Exchange with its financial year ended 30th June. Since only published financial information of China Strategic and Downer was available and used by the Group for applying the equity method, the Group's share of net assets in China Strategic and Downer at 30th September, 2004 is calculated based on their net assets at 30th June, 2004. The Group's share of results of China Strategic for the current period and of Downer for the current and prior period is calculated based on the results of China Strategic for the six months from 1st January, 2004 to 30th June, 2004 and results of Downer for the six months from 1st January, 2004 to 30th June, 2004 and from 1st January, 2003 to 30th June, 2003 respectively.

12. DEBTORS, DEPOSITS AND PREPAYMENTS

The Group's credit terms for contracting business are negotiated with, and entered into under, normal commercial terms with its trade customers. Trade debtors arise from property leasing business are payable monthly in advance and the credit terms granted by the Group to other trade debtors normally range from 30 days to 90 days.

The following is an aged analysis of trade debtors at the reporting date:

	30/9/2004 HK$'000	31/3/2004 HK$'000
Within 90 days	397,550	432,280
More than 90 days and within 180 days	9,147	3,784
More than 180 days	72,280	56,689
	478,977	492,753

Included in debtors, deposits and prepayments at 30th September, 2004 and 31st March, 2004 is an amount of approximately HK$123,711,000 which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under

share of results of associates and jointly controlled entities registered a profit of about HK$49 million, a drop of 59% as compared with the corresponding amount of HK$119 million for the same period last year. Taxation of some HK$32 million represented mainly the overseas tax in respect of dividend received from and share of income tax of Downer. Profit for the period was HK$38 million and basic earnings per share was 2.8 cents.

When compared with the Group's financial positions as at last year end, total assets increased by 30% to some HK$6,318 million and net current assets decreased slightly by 4% to some HK$860 million. Current assets remained at 1.6 times of current liabilities. Net debts to equity ratio remained at 0.1 times. Mainly due to the fluctuation in Australian dollars around the balance sheet date and resulting impact on the Group's interest in Downer, exchange reserve decreased by some HK$31 million. Coupled with a dividend payable of HK$20 million and offset by the net profit of HK$38 million for this period, shareholders' funds decreased slightly by 1% to some HK$2,758 million.

Net cash inflow from operations was about HK$66 million and net outflow in respect of investing and financing activities was HK$72 million, resulting in a net decrease in cash of about HK$6 million for the period.

OPERATIONS

Contracting and construction materials

During the period, the Group secured new contracts with an aggregate value of approximately HK$2,795 million, of which some HK$2,263 million of building construction contracts, some HK$438 million of civil engineering contracts and some HK$94 million of specialist works.

Value of work remaining grew considerably by 19% to approximately HK$5,865 million at this period end though contracts on hand decreased by 17% to approximately HK$9,309 million when compared with last financial year end. Profile of contracts on hand at the end of this period is as follows:

	Value of contracts on hand As at 30/9/2004 HK$'million	Value of work remaining As at 30/9/2004 HK$'million
Building construction	6,880	4,238
Civil engineering	1,474	1,067
Specialist works	955	560
	9,309	5,865

The uptrend in the Group's remaining work-on-hand and gross margin continues. The Group also adopts a design and build procurement method on a cost plus basis in order to improve margins for construction contracts and as a result, the Group has successfully secured a hotel design and build contract in Macau during the period. With the ongoing vigorous cost saving measures, performance of all construction business segments of the Group improves satisfactorily.

Subsequent to the period end, the Group has secured further HK$168

– In December 2004, the Group has disposed of the remaining approximately 56.2 million shares in Downer at a price of A$4.55 per Downer share to independent third parties. The gross sale proceeds arising from the disposal amount to approximately A$255.8 million, equivalent to approximately HK$1,504 million.

CHINA STRATEGIC

China Strategic is an investment holding company listed on the Hong Kong Stock Exchange in which the Group holds a 29.4% interest. Through its subsidiaries and associates, China Strategic is engaged in the manufacturing of batteries, property investment and development business in the PRC, manufacturing and marketing of tires in the PRC and other countries aboard, and the business of providing package tour, travel, hotel operation and other related services and hotel and leisure-related business. For the six months ended 30th June, 2004, China Strategic reported a turnover of some HK$107 million and a loss of some HK$95 million. Since September 2003, China Strategic has become an associate of the Group and its loss has been accounted for by the Group on equity method.

LIQUIDITY AND CAPITAL RESOURCES

The Group adopts a prudent funding and treasury policy with regard to its overall business operations. A variety of credit facilities is maintained to meet its working capital requirements. During the period, the Group obtained new bank loans in the amount of HK$10 million. The proceeds were used for general working capital purpose. In addition, a loan of HK$241 million was obtained from a minority shareholder to finance the acquisition of interests in subsidiaries which is repayable after one year. The loans of the Group bear interest at market rates and are with terms of repayment ranging from one year to three years. As at 30th September, 2004, the Group's total borrowings amounted to HK$794 million with HK$94 million repayable within one year and HK$700 million repayable after one year. Cash balances at 30th September, 2004 amounted to HK$240 million.

As at the period end, all of the Group's borrowings bear interest at floating rates and are denominated in Hong Kong dollars. The Group's gearing ratio was 0.2 which is calculated based on the total bank borrowings of HK$553 million and the Group's shareholders' funds of HK$2,758 million.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

Including the directors of the Group, as at 30th September, 2004, the Group employed a total of about 1,160 full time employees. Remuneration packages comprised of salary and performance based bonus. Details of share option scheme were disclosed in the Company's annual report for the year ended 31st March, 2004. No share options were granted or exercised during the period.

PLEDGE OF ASSETS

As at the period end, certain of the Group's properties and investment securities with an aggregate value of approximately HK$662 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general

Within 90 days	397,550	432,280
More than 90 days and within 180 days	9,147	3,784
More than 180 days	72,280	56,689
	478,977	492,753

Included in debtors, deposits and prepayments at 30th September, 2004 and 31st March, 2004 is an amount of approximately HK$123,711,000 which represents the Group's share of losses arising on certain construction contracts to be recovered from an ex-shareholder of Downer under guarantees provided by the ex-shareholder. The Group has proceeded a court action against the ex-shareholder. The directors, having taken legal advice, believe that the suit is valid and the losses together with interest and other expenses incurred can be fully recovered from the ex-shareholder.

13. CREDITORS AND ACCRUED EXPENSES

The following is an aged analysis of trade creditors at the reporting date:

	30/9/2004 HK$'000	31/3/2004 HK$'000
Within 90 days	309,936	320,155
More than 90 days and within 180 days	2,847	5,054
More than 180 days	20,158	13,211
	332,941	338,430

DIVIDEND

The Board has resolved to pay an interim dividend of 1.5 cent per share for the six months ended 30th September, 2004 (2003: 1 cent per share for interim dividend and 29 cents for special dividend) to shareholders whose names appear on the register of members of the Company as at the close of business on 12th January, 2005. The interim dividend is expected to be paid to shareholders by post on or around 3rd February, 2005.

The Board has considered and intends to distribute a material portion of the proceeds from the sale of the shareholding in Downer EDI Limited ("Downer") as a cash dividend to the shareholders. No firm decision has been made to the amount of the dividend or the timing of its declaration. A further announcement will be made when such dividend is declared.

CLOSE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 10th January, 2005 to 12th January, 2005, both dates inclusive, during which period no share transfer shall be effected. In order to qualify for the interim dividend, all transfers of shares accompanied by the relevant share certificates must be lodged with the Company's share registrars in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration by no later than 4:00 p.m. on 7th January, 2005.

REVIEW

Financial performance and positions

For the six months period under review, the Group's consolidated turnover was approximately HK$1,679 million similar to that of last corresponding period.

The thin margin construction contracts associated with the residual effect of the financial crisis and property slump in the past years have been completed. The Group's gross profit rose encouragingly by 210% to some HK$91 million, representing a gross margin of 5.4% of the consolidated turnover. Profit from operations of some HK$27 million was achieved as compared with a corresponding loss of some HK$34 million for same period last year. Finance costs was some HK$3 million, showing a reduction of some HK$3 million from same period last year. A net investment income of some HK$12 million has been recorded which represented mainly interest income of HK$20 million net of realised and unrealised loss in securities trading of about HK$10 million.

Downer continues to perform well but the Group's share of its profit decreased as compared with same period last year due to the partial disposal of interests in last year. Further offset by the share of loss of China Strategic Holdings Limited ("China Strategic") which became the Group's associate in September 2003, the Group's uptrend in the Group's remaining work-on-hand and gross margin continues. The Group also adopts a design and build procurement method on a cost plus basis in order to improve margins for construction contracts and as a result, the Group has successfully secured a hotel design and build contract in Macau during the period. With the ongoing vigorous cost saving measures, performance of all construction business segments of the Group improves satisfactorily.

Subsequent to the period end, the Group has secured further HK$168 million in respect of specialist works.

Property operations

The Group's property investment in Paul Y. Centre, the Group's headquarter in Kwun Tong, excluding those self-used portion, amounted to some HK$455 million as at the period end, equivalent to 7% of the total assets of the Group.

The overall rental rates of Paul Y. Centre remain unchanged as compared with that of last year and occupancy rate was maintained at the satisfactory level of around 91% at the period end.

Subsequent to the period end, the Group has acquired property interests in the PRC for HK$43 million which are intended to be held for resale and development in the future.

PAUL Y. ENGINEERING GROUP

In March 2004, the Group entered into agreements relating to a capital reorganisation, asset and debt restructuring proposal (the "Skynet Restructuring Proposal") of Skynet (International Group) Holdings Limited ("Skynet"), a company whose shares are listed on the Hong Kong Stock Exchange. Pursuant to the Skynet Restructuring Proposal, the entire interest of the Group's construction, engineering and concrete products business would be sold to Skynet in exchange of about 95% equity interest in Skynet. Upon completion of this proposal by late January 2005, Skynet will be rebranded as Paul Y. Engineering Group and the Group will reduce its stake to no more than 75%. Being separately listed, Paul Y. Engineering Group will be able to pursue its growth and expansion strategies in China and overseas independent of the Company.

PAUL Y. INFRASTRUCTURE

Development of the 54%-owned bulk handling Yangkou Deep Sea Port in Nantong City, China progresses well. Technical feasibility and strategic positioning studies have been completed. Initial design development will commence in early 2005. 42km² of marine use rights for the purpose of reclaiming land to develop an industrial park has been secured. 10km² of reclaimed land is substantially completed with a further 12km² scheduled be completed by February 2005. US$13 million has been injected by both Paul Y. Infrastructure and the local partner on the basis of 60/40 with a further amount of US$17 million to be injected before the end of 2004. Initial construction financing in the amount of RMB70 million has been granted by the China Construction Bank.

MAJOR ASSOCIATES

DOWNER

Downer reported a revenue of approximately A$3,172 million (HK$17,506 million) and a net profit after tax of approximately A$82 million (HK$453 million) for the year ended 30th June, 2004 which represent increases of 18% and 22% from the corresponding year ended 30th June, 2003 respectively. As at the period end, the Group held approximately 21.2% of the then issued ordinary share capital of Downer.

Subsequent to the period end, the Group has disposed of its entire shareholding in Downer:

- In November 2004, pursuant to the incentive option agreement entered into with the Company in April 2003, a company controlled by certain executives of Downer has purchased from the Group 5.5 million shares in Downer at A$2.2 each, in aggregate amounting to A$12.1 million, equivalent to approximately HK$72.6 million;

Company's annual report for the year ended 31st March, 2004. No share options were granted or exercised during the period.

PLEDGE OF ASSETS

As at the period end, certain of the Group's properties and investment securities with an aggregate value of approximately HK$662 million and the issued shares of certain subsidiaries of the Company and its benefits under certain construction contracts, have been pledged to banks and financial institutions to secure general credit facilities granted to the Group.

CONTINGENT LIABILITIES

As at the period end, the Group has contingent liabilities in respect of outstanding performance bonds on construction contracts of HK$431 million.

SECURITIES IN ISSUE

As at the period end, there were 1,345,249,019 shares in issue. There was no movement in the issued share capital during the period.

OUTLOOK

Following our divestment from Downer, the Group's engineering and construction service business will be solely conducted through Paul Y. Engineering Group, which is poised to pursue growth strategy in China and overseas markets with particular focus in areas of project management, construction management as well as facility management.

Paul Y. Infrastructure will continue design development of the Yangkou Deep Sea Port with a view to finalise the strategy on target commodities. Master planning of the industrial park on the reclaim land will be completed during 2005 followed by initial marketing for sale of the land bank. It is our intention to acquire mature bulk handling river ports in order to build up a complete transhipment network on the Yangtze River complementing the Yangkou Deep Sea Port. Substantial amount of the Group's resources will be deployed to support this new core focus of the Group.

As a result of the new business focus in Paul Y. Infrastructure, our investment in China Strategic has been classified as non-core, with an intention to divest in the near future.

It is pleasing to see our balance sheet in a substantial net cash position. The Board intends to consider declaration of a material amount of special dividend. Details of the plans may likely be announced before the end of this financial year.

Barring unforeseeable circumstances, the Group is poised to meet the challenges ahead.

PUBLICATION OF INTERIM RESULTS ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement of the Group of the six months ended 30 September, 2004 containing all information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

GENERAL

As at the date of this announcement, the Board comprises twelve directors of which (i) eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 23rd December, 2004

The full version of this announcement can also be accessed on the Company's website: http://www.pyite.com

PAUL Y. - ITC CONSTRU
(保華德祥建

(於百慕達
(股

截至二零零四年
中

業績

保華德祥建築集團有限公司(「本公司」)之董事局(「董事局」)欣然向股東提呈本公司及其附屬公司(「本集團」)截至二零零四年九月三十日止六個月之未經審核綜合業績。本集團截至二零零四年九月三十日止六個月之綜合收益表及綜合現金流動表,以及本集團於二零零四年九月三十日之綜合資產負債表均未經審核及屬簡明性質,並只附載部份說明性之附註。本公司之審核委員會及核數師已審閱本中期報告。

簡明綜合收益表

	附註	未經審核 截至二零零四年九月三十日止六個月 千港元	未經審核 截至二零零三年九月三十日止六個月 千港元
營業額	3	1,678,883	1,674,441
銷售成本		(1,588,366)	(1,645,284)
毛利		90,517	29,157
商譽攤銷		(1,153)	(1,153)
行政費用		(61,999)	(61,938)
經營溢利(虧損)	3及4	27,365	(33,934)
融資成本		(2,900)	(5,807)
投資收入-淨額	5	12,107	16,933
投資物業之減值虧損		–	(15,700)
應收聯營公司款項之準備		–	(2,424)
攤薄聯營公司權益所致虧損		(15,004)	(1,173)
攤佔聯營公司業績		48,781	111,187
攤佔共同控制公司業績		118	7,974
除稅前溢利		70,467	77,056
稅項	6	(31,935)	(47,359)
未計少數股東權益前溢利		38,532	29,697
少數股東權益		(388)	199
期間溢利		38,144	29,896
股息	7		
中期股息		20,538	10,937
特別股息		–	317,174
每股盈利	8		
基本		港幣2.8仙	港幣2.8仙
攤薄		港幣2.8仙	港幣2.3仙

簡明綜合資產負債表

	附註	未經審核 二零零四年九月三十日 千港元	經審核 二零零四年三月三十一日 千港元
非流動資產			
投資物業	9	455,000	515,000
物業、機械及設備	9	391,445	417,633
發展中項目	10	1,692,113	–
商譽		12,678	13,831
聯營公司權益	11	1,355,188	1,426,708
共同控制公司權益		8,934	14,817
其他非流動資產		18,027	69,676
		3,933,385	2,457,665
流動資產			
應收客戶合約工程款項		173,185	273,210
應收賬款、訂金及預付款項	12	1,192,146	1,212,340

經營溢利(虧損)貢獻

建築及其他合約工程業務:

樓宇建築工程

土木工程

專項工程

建築材料

物業租賃

未分配企業開支

4. 經營溢利(虧損)

下列之經營溢利(虧損)乃扣除物業、機械及

折舊資產

減:撥作在建工程資本之數額

5. 投資收入-淨額

出售投資證券之(虧損)收益
出售投資物業之收益(虧損)
其他上市投資未變現持有(虧損)收益淨額
利息收入
股息收入

6. 稅項

稅項支出包括:

香港利得稅:
本期間
前期超額準備

海外稅項
攤佔聯營公司業績之稅項

遞延稅項

香港利得稅乃按期內源自香港之估計應課稅
課稅溢利均已由承前稅項虧損所抵銷,故無

PAUL Y. ITC

TRUCTION HOLDINGS LIMITED
建築集團有限公司）

了慕達註冊成立之有限公司）
（股份代號：498）

四年九月三十日止六個月之
中期業績

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
	16,835	(777)
	18,329	(8,537)
	10,840	(21,477)
	(7,909)	(14,184)
	38,095	(44,975)
	8,481	11,041
	(19,211)	–
	27,365	(33,934)

貨、機械及設備之折舊及攤銷後得出：

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
	27,958	31,340
	(799)	(956)
	27,159	30,384

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
	(1,579)	326
	1,129	(526)
收益淨額	(8,143)	424
	20,344	16,709
	356	–
	12,107	16,933

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
	21	–
	–	(11)
	21	(11)
	1,177	3,322
	23,108	32,179
	24,306	35,490
	7,629	11,869
	31,935	47,359

計應課稅溢利以稅率17.5%（二零零三年：17.5%）計算。由於先前期間應
有、故毋須就先前期間香港產生之期間溢利納稅。

B計算。

13. 應付賬項及應計費用

以下為於中報日期之應付貿易賬項賬齡分析：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
90日內	309,936	320,155
90日以上但不超過180日	2,847	5,064
超過180日	20,158	13,211
	332,941	338,430

股息

董事局已決議向於二零零五年一月十二日辦公時間結束時名列本公司股東名冊之股東派付截至二零零四年九月三十日止六個月之中期股息每股港幣1.5仙（二零零三年：中期股息每股港幣1仙及特別股息每股港幣29仙）。中期股息預計於二零零五年二月三日左右以郵寄方式向股東派付。

董事局考慮及有意分派Downer EDI Limited（「Downer」）股權之出售所得款項中大部份予股東，作為現金股息。股息額及宣派時間未有定案。宣派有關股息時將另行發表公佈。

暫停辦理股東登記手續

本公司將於二零零五年一月十日至二零零五年一月十二日（包括首尾兩日）暫停辦理股東登記手續，期內將不會登記任何股份之轉讓。如欲獲派中期股息，所有股份過戶文件連同有關股票，最遲須於二零零五年一月七日下午四時前交回本公司之香港股份過戶登記處秘書商業服務有限公司以供登記，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

回顧

財務表現及狀況

於回顧六個月期內，本集團之綜合營業額約為1,679,000,000港元，與去年同期相若。

過去數年來金融危機與樓市低迷導致建築合約利潤微薄之時終於過去，本集團之毛利躍升210%，達91,000,000港元，成績叫人鼓舞，毛利為綜合營業額之5.4%。經營溢利約為27,000,000港元，而去年同期則錄得約34,000,000港元之經營虧損。融資成本約為3,000,000港元，比起去年同期減少約3,000,000港元。本集團亦錄得約12,000,000港元之淨投資收入，主要是20,000,000港元之利息收入扣除證券買賣之已實現及未實現虧損約10,000,000港元。

Downer繼續保持理想表現，惟因本集團於去年出售部份Downer權益，故本集團應佔之Downer利潤較去年同期為少。再加上需要抵銷攤佔中策集團有限公司（「中策」）（於二零零三年九月成為本集團之聯營公司）之虧損，本集團攤佔聯營公司及共同控制公司之業績為錄得約49,000,000港元之溢利，較去年同期之119,000,000港元下跌59%。約32,000,000港元之稅項主要因收取Downer派發之股息招致海外稅項及攤佔其所得稅款而產生。期間溢利為38,000,000港元，而每股基本盈利則為港幣2.8仙。

與本集團上年度結束時之財政狀況相比，本集團之總資產增加30%至約6,318,000,000港元，流動資產淨值微跌4%至約860,000,000港元。流動資產保持在相當於流動負債之1.6倍。資產負債淨額比率維持在0.1倍。因本集團於Downer之權益乃以澳元計算，而在結算日左右澳元波動，導致匯兌儲備減少約31,000,000港元，計入本期間20,000,000港元之應付股息並以期內純利38,000,000港元抵銷，股東資金微降1%至大約2,758,000,000港元。

經營業務之現金流入淨額約為66,000,000港元，而投資及融資之現金流出淨額則為72,000,000港元，導致本期間之現金淨額減少約6,000,000港元。

業務

合約工程及建築材料

期內，本集團取得之新工程合約總值約2,795,000,000港元，其中約2,263,000,000港元為樓宇建築工程合約、約438,000,000港元為土木工程合約，以及約94,000,000港元為專項工程合約。

於本期間結束時，尚餘之工程價值相較上一個財政年度結束時大幅上升19%至約5,865,000,000港元，惟持有工程合約價值則下跌17%至約9,309,000,000港元。於本期間結束時持有之工程合約如下：

	二零零四年九月三十日 持有工程合約價值 百萬港元	二零零四年九月三十日 餘下工程價值 百萬港元
樓宇建築工程	6,880	4,238
土木工程	1,474	1,067
專項工程	955	560
	9,309	5,865

本集團餘下工程及利潤增加之勢頭持續。本集團現已採納提成基準設計施工統包之方式以提升建築合約之利潤，因此，本集團於期內成功奪得澳門一項酒店設計施工合約。憑藉持續不懈之節省成本措施，本集團各建築業務分部表現皆取得滿意之改善。

期結日後，本集團再取得168,000,000港元之專項工程合約。

短期銀行存款、銀行結存		239,534	250,255
其他流動資產		751,721	629,484
		2,384,227	2,404,663
流動負債			
應付客戶合約工程款項		412,858	456,140
應付賬款及應計開支	13	873,555	856,298
應付少數股東款項		100,000	–
一年內到期之銀行借款		94,024	44,048
其他流動負債		44,014	152,913
		1,524,451	1,509,399
流動資產淨值		859,776	895,264
總資產減流動負債		4,793,161	3,352,929
少數股東權益		374,065	10,448
非流動負債			
一年後到期之銀行借款		459,000	517,000
少數股東貸款		241,000	–
長期服務金撥備		1,727	1,727
遞延稅項負債		959,482	52,882
		1,661,209	571,609
資產淨值		2,757,887	2,770,872
資本及儲備			
股本		134,525	134,525
儲備		2,623,362	2,636,347
股東資金		2,757,887	2,770,872

簡明綜合現金流量表

	未經審核 截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
來自經營業務現金淨額	65,927	15,910
用於投資業務之現金淨額	(246,905)	(19,142)
來自(用於)融資活動之現金淨額	175,281	(19,502)
現金及與現金等值項目減少淨額	(5,697)	(22,734)
現金及與現金等值項目承前	233,207	213,991
現金及與現金等值項目結轉	227,510	191,257
現金及與現金等值項目結存分析		
銀行結存及現金	239,534	248,306
銀行透支	(12,024)	(57,049)
	227,510	191,257

附註：

1. **編製基準**

簡明財務報表乃根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則附錄16之適用披露規定及香港會計師公會頒佈之會計實務準則第25條「中期財務申報」編製。

2. **主要會計政策**

簡明財務報表乃根據歷史成本法編製，並已就投資物業及證券投資之重估價值作修訂。

編製簡明財務報表所採納之會計政策與本集團截至二零零四年三月三十一日止年度之週年財務報表所採納者相符。

3. **分部資料**

就管理方面而言，本集團之業務分為五大營運部門，分別為樓宇建築、土木工程、專項工程、建築材料及物業租賃。此等部門乃本集團匯報主要分部資料之基準。

本集團於期內之營業額及經營溢利(虧損)之貢獻按主要業務分析如下：

	截至二零零四年九月三十日止六個月 外來 千港元	分部之間 千港元	總計 千港元	截至二零零三年九月三十日止六個月 外來 千港元	分部之間 千港元	總計 千港元
營業額						
建築及其他承包業務：						
樓宇建築工程	1,248,557	–	1,248,557	1,191,411	–	1,191,411
土木工程	234,406	–	234,406	195,893	–	195,893
專項工程	174,475	57,760	232,235	259,023	18,932	277,955
建築材料	183	30,374	30,557	2,985	44,620	47,605
	1,657,621	88,134	1,745,755	1,649,312	63,552	1,712,864
物業租賃	21,262	7,876	29,138	25,129	7,835	32,964
對銷	–	(96,010)	(96,010)	–	(71,387)	(71,387)
	1,678,883	–	1,678,883	1,674,441	–	1,674,441

分部之間銷售乃按市場價格收取或(倘無可參考之市場價格)按雙方議定及同意之條款收取。

7. **股息**

中期股息－每股港幣1.5仙
(二零零三年：港幣1.0仙)

特別股息－無
(二零零三年：港幣29.0仙)

截至二零零四年九月三十日止六個月宣佈之以現金
普通股1,369,195,436股計算。

期內，已派股東批准派發截至二零零四年三月三十
幣1.0仙)，合共20,179,000港元(二零零三年：10,7

8. **每股盈利**

期內每股基本及攤薄盈利乃根據以下數據計算：

盈利：

計算每股基本盈利之盈利
需在攤薄普通股之效應基於聯營公司
　業績每股盈利攤薄之攤佔調整

計算每股攤薄盈利之盈利

股份數目：

計算每股基本及攤薄盈利之普通股加權平均數

在計算截至二零零三年九月三十日止六個月之每股
於股份之平均市價，因此並無假設本公司購股權及

本公司之購股權及認股權證於二零零四年四月一日

9. **投資物業、物業、機械及設備**

期內本集團用於物業、機械及設備之款項共約4,143
提升經營運作能力。本集團亦出售投資物業及物業
(二零零三年：21,804,000港元)及約2,373,000港元

董事認為，本集團投資物業之市值與其於二零零四

10. **發展中項目**

期內，本集團透過收購附屬公司購入國內一幅發

11. **聯營公司權益**

攤佔淨資產：

　海外上市股份
　香港上市股份
　非上市股份
商譽

應收一間聯營公司款項

上市股份之市值：

　海外
　香港

中策集團有限公司(「中策」)乃一間於香港聯交所上
要聯營公司，財政年度結束日期為十二月三十一
(「Downer」)乃一間於澳洲證券交易所及新西蘭證
本集團權益於採用權益法時僅可查閱及採用中策
Downer於二零零四年九月三十日之權益乃分別根
本集團攤佔中策於本期間之業績乃根據中策於二
續計算；本集團攤佔Downer於本期間及上一期間
六月三十日止六個月以及二零零三年一月一日至

12. **應收賬項、訂金及預付款項**

本集團承包業務之信貸期一般乃與貿易客戶磋商
賬項乃以按月預繳方式支付。本集團就其他應收

以下為於期末之應收貿易賬項賬齡分析：

90日內
90日以上但不超過180日
超過180日

於二零零四年九月三十日及二零零四年三月三十一
港元之款項，乃代表若干建築合約所產生之本集
向該前股東收回。本集團已就此對該前股東採取
有關訴訟追回所涉得之利息及其他開支將可以向

	止六個月	
	千港元	千港元
	20,538	10,937
	–	317,174
	20,538	328,111

之以現金支付之中期股息之數額，乃參照本公佈刊發之日已發行

三月三十一日止年度之末期股息每股港幣1.5仙（二零零三年：港
三年：10,727,000港元）。

計算：

	截至二零零四年九月三十日止六個月 千港元	截至二零零三年九月三十日止六個月 千港元
	38,144	29,896
	–	(5,001)
	38,144	24,895
平均數	1,345,249,019	1,064,756,647

個月之每股攤薄盈利時，由於本公司購股權及認股權證之行使價高
司購股權及認股權證被兌換之情況。

年四月一日前已經失效及/或行使。

項共約4,143,000港元（二零零三年：4,438,000港元），藉以擴充及
物業及物業、機械及設備、債券之賬面值分別約60,000,000港元
173,000港元（二零零三年：7,543,000港元）。

於二零零四年九月三十日之賬面值並無重大出入。

內一港港發展項目之54.06%權益。

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
	535,235	545,310
	415,784	460,494
	25,627	23,828
	352,142	370,676
	1,328,788	1,400,308
	26,400	26,400
	1,355,188	1,426,708
	1,336,663	1,110,079
	121,645	139,763
	1,458,308	1,249,842

港聯交所上市之公司，其於二零零三年九月三十日成為本集團之主
二月三十一日。本集團另一間主要聯營公司Downer EDI Limited
澳洲證券交易所上市之公司，其財政年結日為六月三十日。由於
採用中策及Downer已刊發之財務資料，因此，本集團應佔中策及
乃分別根據此兩間公司於二零零四年六月三十日之資產淨值計算。
中策於二零零四年一月一日至二零零四年六月三十日止六個月之業
上一期間之業績乃根據Downer於二零零四年一月一日至二零零四年
月一日至二零零三年六月三十日止六個月之業績計算。

客戶級商從根據一般商業條款釐定。來自物業租賃業務之應收貿易
其他應收貿易賬項所給予之寬限還款期一般由30日至90日不等。

析：

	二零零四年九月三十日 千港元	二零零四年三月三十一日 千港元
	397,550	432,280
	9,147	3,784
	72,280	56,689
	478,977	492,753

月三十一日之應收賬項、訂金及預付款項中包括一筆約123,711,000
之本集團應佔虧損。有關款項將根據Downer前股東提供之擔保而
東採取法律行動，而董事聽取法律意見後相信此項訴訟為有理據，
將可以向該名前股東悉數收回。

……（即位於觀塘之港部保華企業中心物業）
港元，相當於本集團總資產7%。

……金水平保持穩定，與去年相若，在本期間結束時之佔用率則維持在約91%之水平左右，成績不俗。

於本期間結束後，本集團以43,000,000港元收購位於中國之物業權益，有關物業現計劃持作轉售及發展。

保華建業集團

於二零零四年三月，本集團訂立多份有關香港聯交所上市公司天網之股本重組及資產與債務重組之計劃（「天網重組計劃」）。根據天網重組計劃，本集團建造、工程及混凝土產品業務全部權益將售予天網以換取天網約95%股權。此建議於二零零五年一月底完成後，天網將重新定名為保華建業集團，而本集團將減持權益至不多於75%。保華建業集團分拆上市後，其將獨立於本公司而貫行中國及海外之增長及擴充策略。

PAUL Y. INFRASTRUCTURE

本集團持有54%權益之中國南通市洋口深水港大宗散貨深水碼頭進展良好。相關技術可行性及策略定位研究亦已完成，初步設計發展將於二零零五年初開始。本集團已取得使用42平方公里填海所得土地發展工業園之海域使用權，其中10平方公里填海所得土地已大致完成，另12平方公里則定於二零零五年二月前完成。Paul Y. Infrastructure已與當地合作夥伴按六四比例注資13,000,000美元，另將於二零零四年底前注入17,000,000美元。中國建設銀行已批出人民幣70,000,000元之初步建築融資。

主要聯營公司

DOWNER

截至二零零四年六月三十日止年度，Downer分別錄得約3,172,000,000澳元（17,506,000,000港元）之收入及約82,000,000澳元（453,000,000港元）之除稅後純利，較截至二零零三年六月三十日止年度分別上升18%及22%。於本期間結束時，本集團持有Downer當時已發行普通股本約21.2%。

於本期間結束後，本集團已出售其於Downer之全部股權，詳情如下：

- 於二零零四年十一月，根據與本公司於二零零三年四月訂立之獎勵選擇權協議，Downer若干執行人員控制之一間公司已按每股Downer股份2.2澳元向本集團購入5,500,000股Downer股份，總作價為12,100,000澳元（相等於約72,600,000港元）；
- 於二零零四年十二月，本集團以每股Downer股份4.55澳元將其餘約56,200,000股Downer股份出售予獨立第三方。出售產生之收益毛額約為255,800,000澳元（相等於約1,504,000,000港元）。

中策

中策乃一家由本集團持有29.4%權益之聯交所上市投資控股公司，透過旗下之附屬公司及聯營公司，中策在內地從事電池製造、物業投資及發展業務；在內地及其他海外國家從事輪胎製造及推廣、提供旅遊團、旅遊、經營酒店及其他相關服務、以及酒店及休閒相關業務。於截至二零零四年六月三十日止六個月，中策錄得營業額約107,000,000港元及虧損約95,000,000港元。中策由二零零三年九月起成為本集團之聯營公司，而本集團亦按權益會計法將中策之虧損入賬。

流動資金及資本來源

本集團就其整體業務營運採納審慎之資金及財務政策，設有多項信貸作為其所需之營運資金。期內，本集團獲10,000,000港元之新增銀行貸款，有關款項已用作一般營運資金。此外，一名少數股東亦提供241,000,000港元之貸款作為收購附屬公司權益之資金，於一年後償還。本集團之貸款按市場息率計息，還款期由一年至三年不等。於二零零四年九月三十日，本集團借款共約794,000,000港元，其中94,000,000港元須於一年內償還，另外700,000,000港元須於一年後償還。於二零零四年九月三十日之現金結餘為240,000,000港元。

於期終時，本集團全部借款均按浮動息率計息，並以港元為單位。按銀行借款總額553,000,000港元及本集團之股東資金2,758,000,000港元計算，本集團之資本負債比率為0.2。

僱員數目、酬金政策及購股權計劃

如計及本集團之董事，於二零零四年九月三十日，本集團共聘用約1,160名全職僱員。酬金包括薪金及與表現掛鈎之花紅。購股權計劃之詳情請參閱本公司截至二零零四年三月三十一日止年度之年報。期內概無任何購股權獲授出或行使。

資產抵押

於本期間結束時，本集團總值約662,000,000港元之若干物業及投資證券，以及本公司若干附屬公司之已發行股份連同若干建築合約之收益已抵押予銀行及財務機構，為本集團取得一般信貸融資。

或然負債

於本期間結束時，本集團就仍然有效之建築合約履約擔保書有431,000,000港元之或然負債。

已發行證券

於本期間結束時，本公司有1,345,249,019股已發行股份。期內已發行股本並無任何變動。

展望

減持Downer之投資後，本集團之工程及建築業務將純透過保華建業集團進行。該公司已準備好貫行在中國和海外市場之增長策略，尤其是將會集中於項目管理、建築管理以至設施管理方面的發展。

Paul Y. Infrastructure將繼續設計發展洋口深水港，藉以敲定目標商品的策略。設於填海所得土地上的工業園之主規劃工作將於二零零五年內完成，隨之展開出售土地儲備之初步市場推廣。本集團打算收購大宗散貨深水碼頭，以建立位於長江的完備轉運網絡，以配合洋口深水港。本集團將調撥大量資源配合此一新業務方針。

因著Paul Y. Infrastructure之新業務方針，本集團於中策之投資變成非核心，並有意於短期內減持。

本集團之資產負債表呈淨顯著現金水平甚可喜。董事局因而考慮宣派大額特別股息。詳細計劃或可於本財政年度末宣布。

撇除不可預見之情況，本集團已是準備好迎接挑戰。

於聯交所之網站刊登中期業績

本集團截至二零零四年九月三十日止六個月之詳細業績公佈（載有上市規則附錄16第46(1)至46(6)段所規定之所有資料）將於適當時候在聯交所之網站內刊登。

一般事項

於本公佈日期，董事局包括十二名董事，其中(i)八名為執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、鄒文華先生及李漢潮先生；(ii)一名為非執行董事，即張定球先生；及(iii)三名為獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

代表董事局
主席
陳國強博士

香港，二零零四年十二月二十三日

本公佈全文可於本公司網站http://www.pyitc.com瀏覽。

The Standard Thursday, 16th December, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

MAJOR TRANSACTION
DISPOSAL OF ITS ENTIRE INTEREST IN DOWNER EDI LIMITED

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

The directors of Paul Y. - ITC announce that on 14 December 2004, a wholly-owned subsidiary of Paul Y. - ITC has disposed through UBS of approximately 56.2 million Downer shares, being the Paul Y. - ITC group's entire shareholding in Downer, at a price of A$4.55 per Downer share, equivalent to approximately HK$26.8 per Downer share, to independent third parties. The gross sale proceeds arising from the disposal amount to approximately A$255.8 million, equivalent to approximately HK$1,504 million. The approximately 56.2 million Downer shares represent 19.5% of the total issued share capital of Downer.

The disposal constituted a major transaction for Paul Y. - ITC under the Listing Rules. The disposal was conditional upon the approval of the shareholders of Paul Y. - ITC. However, Paul Y. - ITC received written shareholders' approval from a closely allied group of shareholders (being ITC and Dr. Charles Chan) who together hold more than 50% in nominal value of the securities giving the right to attend and vote at general meetings to approve the disposal. No shareholder would be required to abstain from voting if Paul Y. - ITC were to convene a general meeting for the approval of the disposal. Therefore, it is expected that no general meeting of Paul Y. - ITC will be held for the approval of the disposal.

Consideration is being given to distributing a material portion of the proceeds from the sale of the Downer shareholding as a cash dividend to the shareholders of Paul Y. - ITC. No firm decision has been made as to the amount of the dividend, if any, or the timing of its declaration. No meeting of directors of Paul Y. - ITC has yet been convened for the purpose of considering such a dividend and no assurance is given that any dividend will be paid. Any balance of the proceeds of sale will be used for general corporate purposes.

A circular containing, among other things, further details of the disposal will be despatched to the shareholders of Paul Y. - ITC as soon as possible.

Trading in the securities in Paul Y. - ITC on the Stock Exchange was suspended at the request of Paul Y. - ITC with effect from 9:30 a.m. on Tuesday 14 December 2004 pending the release of this announcement. Paul Y. - ITC has applied for a resumption of trading in its securities with effect from 9:30 a.m. on Thursday, 16 December 2004.

The disposal

The directors of Paul Y. - ITC announce that Paul Y. - ITC, a wholly-owned subsidiary of Paul Y. - ITC and UBS have entered into an agreement on 14 December 2004 for the disposal of approximately 56.2 million Downer shares through UBS to more than six independent third parties. The disposal took place on 14 December 2004 and settlement will take place on 17 December 2004.

UBS is not a connected person of Paul Y. - ITC. To the best knowledge, information and belief of directors of Paul Y. - ITC having made all reasonable enquiries, the placees and the ultimate beneficial owners of the placees are third parties independent of Paul Y. - ITC and connected persons of Paul Y. - ITC.

The approximately 56.2 million Downer shares, being the Paul Y. - ITC group's entire shareholding in Downer, were disposed at a price of A$4.55 per Downer share, which is equivalent to approximately HK$26.8 per Downer share. The approximately 56.2 million Downer shares represent 19.5% of the total issued share capital of Downer. As a result of the disposal, the Paul Y. - ITC group no longer holds any Downer shares.

The pricing for the disposal was agreed with UBS by reference to recent market price of the Downer shares. The price for the disposal of A$4.55 per Downer share, equivalent to approximately HK$26.8 per Downer share, represented:

- a discount of approximately 6.6% to the closing price of A$4.870 per Downer

However, Paul Y. - ITC received written shareholders' approval from a closely allied group of shareholders, being ITC and Dr. Charles Chan, who together hold more than 50% in nominal value of the securities giving the right to attend and vote at general meetings of Paul Y. - ITC. ITC has been a substantial shareholder of Paul Y. - ITC since February 1997 and its wholly-owned subsidiary currently holds 678,791,961 shares in Paul Y. - ITC, representing approximately 49.6% of its issued share capital. By virtue of his 33.6% interest in ITC, Dr. Charles Chan is deemed to be interested in 678,791,961 shares in Paul Y. - ITC held by the wholly owned subsidiary of ITC. In addition, Dr. Charles Chan directly holds 11,840,896 shares in Paul Y. - ITC since February 2003, representing approximately 0.9% of its issued share capital. In the past, ITC and Dr. Chan have always voted in the same way in respect of shareholders' resolutions of Paul Y. - ITC other than routine resolutions at an annual general meeting. Dr. Charles Chan and ITC together are "acting in concert" for the purposes of The Codes on Takeovers and Mergers and Share Repurchases.

Neither Dr. Charles Chan nor ITC or any of their respective associates hold any Downer shares or have any material interest in the disposal. As no shareholder of Paul Y. - ITC or any of their associates have interest in the disposal which is different from the other shareholders of Paul Y. - ITC, no shareholder would be required to abstain from voting if Paul Y. - ITC were to convene a general meeting for the approval of the disposal. Therefore, it is expected that no general meeting

The pricing for the disposal was agreed with UBS by reference to recent market price of the Downer shares. The price for the disposal of A$4.55 per Downer share, equivalent to approximately HK$26.8 per Downer share, represented:

- a discount of approximately 6.6% to the closing price of A$4.870 per Downer share, equivalent to approximately HK$28.6 per Downer share, as quoted on the Australian Stock Exchange on 13 December 2004, being the last trading day immediately before the disposal;
- a discount of approximately 4.9% to the five day average closing price of A$4.786 per Downer share, equivalent to approximately HK$28.1 per Downer share, over the five trading days up to and including 13 December 2004; and
- a premium of approximately 55.9% to the net asset value per Downer share of A$2.918, equivalent to approximately HK$17.2 per Downer share, as at 30 June 2004.

Reasons for and benefit of the disposal

The disposal was an opportunity for Paul Y. - ITC to realise its remaining investment in Downer. The approximately 56.2 million Downer shares had a book value of HK$665 million in the consolidated balance sheet of Paul Y. - ITC as at 30 September 2004. It is expected that the Paul Y. - ITC group will recognise an estimated aggregate profit of approximately HK$839 million and HK$570 million, before and after tax and expenses respectively, on the disposal. The significant difference in the estimated profit before and after tax and expenses is mainly attributable to the provision of Malaysian and Australian tax of HK$231 million. The directors of Paul Y. - ITC believe that the terms of the disposal were fair and reasonable and in the interests of the shareholders of Paul Y. - ITC as a whole.

Use of proceeds

The gross proceeds of the disposal will be approximately A$255.8 million before tax and expenses, which is equivalent to approximately HK$1,504 million, and will be satisfied in full in cash. The net proceeds after expenses are approximately HK$1,466 million.

Consideration is being given to distributing a material portion of the proceeds from the sale of the Downer shareholding as a cash dividend to the shareholders of Paul Y. - ITC. No firm decision has been made as to the amount of the dividend, if any, or the timing of its declaration. No meeting of directors of Paul Y. - ITC has yet been convened for the purpose of considering such a dividend and no assurance is given that any dividend will be paid. Any balance of the proceeds of sale will be used for general corporate purposes.

A further announcement will be made should any such dividend be declared.

Information on Paul Y. - ITC

The principal activities of Paul Y. - ITC group include building construction, civil engineering, specialist works, property development and investment, development and investment in infrastructure projects and manufacturing and trading of construction materials. In addition, it holds equity interest of 29.4% in China Strategic Holdings Limited.

Information on Downer

Downer became an associated company of Paul Y. - ITC in 2001. Downer is listed on the Australian Stock Exchange and the New Zealand Stock Exchange. The principal activities of the Downer group include the provision of comprehensive engineering and infrastructure management services to the public and private power, rail, road, telecommunications, mining and minerals processing sectors in Australia, New Zealand, Asia and the Pacific.

The following is a summary of the audited consolidated results of the Downer group for the two years ended 30 June 2004 and 30 June 2003 respectively:

	2004		2003	
	A$'000	*HK$'000*	*A$'000*	*HK$'000*
Revenue	3,172,782	18,655,958	2,679,930	15,355,999
Profits before taxation	109,235	642,302	94,743	542,877
Taxation	(27,689)	(162,811)	(28,171)	(161,420)
Profits after taxation	81,546	479,491	66,572	381,457

The audited consolidated net asset value of the Downer group as at 30 June 2004 was about A$823 million, equivalent to about HK$4,839.2 million. The total asset value of Downer as at 30 June 2004 was approximately A$2,119.1 million, equivalent to approximately HK$12,460.3 million.

General

As the applicable ratios for the disposal exceed 25% but are below 75%, the disposal constituted a major transaction for Paul Y. - ITC under the Listing Rules. Downer shares or have any material interest in the disposal. As no director of Paul Y. - ITC or any of their associates have interest in the disposal which is different from the other shareholders of Paul Y. - ITC, no shareholder would be required to abstain from voting if Paul Y. - ITC were to convene a general meeting for the approval of the disposal. Therefore, it is expected that no general meeting of Paul Y. - ITC will be held for the approval of the disposal.

A circular containing, among other things, further details of the disposal will be despatched to the shareholders of Paul Y. - ITC as soon as possible.

Anglo Chinese Corporate Finance, Limited was the financial adviser to Paul Y. - ITC in connection with the disposal.

Trading in the securities in Paul Y. - ITC on the Stock Exchange was suspended at the request of Paul Y. - ITC with effect from 9:30 a.m. on Tuesday, 14 December 2004 pending the release of this announcement. Paul Y. - ITC has applied for a resumption of trading in its securities with effect from 9:30 a.m. on Thursday, 16 December 2004.

Definitions

In this announcement the following terms have the meanings set opposite them:–

"associates"	has the meaning ascribed thereto in the Listing Rules
"connected persons"	has the meaning ascribed thereto in the Listing Rules
"disposal"	the disposal by Paul Y. - ITC group of approximately 56.2 million Downer shares on 14 December 2004 through UBS
"Downer"	Downer EDI Limited, a company whose securities are listed on the Australian Stock Exchange and the New Zealand Stock Exchange
"Downer group"	Downer and its subsidiaries
"Downer shares"	ordinary shares of A$2.0 in Downer
"Dr. Charles Chan"	Dr. Chan Kwok Keung, Charles, the chairman and substantial shareholder of ITC and Paul Y. - ITC
"ITC"	ITC Corporation Limited, the controlling shareholder of Paul Y. - ITC holding a direct shareholding of 49.6% of its issued share capital. The securities of ITC are listed on the Stock Exchange
"Paul Y. - ITC"	Paul Y. - ITC Construction Holdings Limited, a company whose shares are listed on the Stock Exchange
"Paul Y. - ITC group"	Paul Y. - ITC and its subsidiaries.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"UBS	UBS AG, Australia Branch
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"HK$"	Hong Kong dollars
"A$"	Australian dollars
"%"	percentage

Unless otherwise specified in this announcement, amounts denominated in Australian dollars have been translated, for the purpose of illustration only, into Hong Kong dollars at the rate of A$1.00 = HK$5.88. This exchange rate is for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be translated at the above rate or any other rates.

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Mr. Wong Wing Hoo, Billy
(Deputy Managing Director)
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit
Mr. Law Man Wah, Conrad
Mr. Lee Hon Chiu

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mai Ching Hung, Joanna
Company Secretary

Hong Kong, 15 December 2004

16-DEC-2004 10:53 FROM PY-ITC (Legal Department) TO 22922200 P.05/05

+852 2372 0641

香港經濟日報 二零零四年十二月十六日(星期四)

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

主要交易
出售於DOWNER EDI LIMITED之全部權益

財務顧問

英高

保華德祥之董事於二零零四年十二月十四日公佈，保華德祥之一間全資附屬公司已透過UBS按每股Downer股份4.55澳元之價格（約相等於每股Downer股份26.8港元）向獨立第三方出售約56,200,000股Downer股份，此乃保華德祥集團所持有之全部Downer股權。進行出售事項所產生之款項總額約為255,800,000澳元，約相等於1,504,000,000港元。該等約56,200,000股Downer股份佔Downer之已發行股本總額之19.5%。

根據上市規則，出售事項構成保華德祥之一項重大交易。出售事項須待保華德祥之股東批准後方可作實。然而，保華德祥已接獲一個有密切關係之股東小組（即德祥企業及陳博士）以書面作出之股東批准，該股東小組合共持有之有關證券面值超逾50%，且該等證券附有權利，其持有人可出席保華德祥之股東大會及在會上投票。倘保華德祥須召開股東大會以批准出售事項，概無任何股東須在會上放棄投票。因此，預期保華德祥毋須為批准出售事項而舉行股東大會。

保華德祥現正考慮將出售Downer股權所得之款項其中一大部份以現金股息之形式分派予保華德祥之股東，惟至今尚未就股息（如有）款額或何時宣派作出最後決定。現時尚未就考慮派發有關股息而召開任何保華德祥董事會會議，亦不能確保將來必會派付股息。出售所得款項倘有任何餘額，將會用作一般企業上的用途。

保華德祥將會盡快向保華德祥之股東寄發通函，其中將會載列出售事項之進一步詳情。

應保華德祥之要求，保華德祥之證券已由二零零四年十二月十四日（星期二）上午九時三十分開始在聯交所暫停買賣，有待發表本公佈。保華德祥已申請批准保華德祥之證券由二零零四年十二月十六日（星期四）上午九時三十分開始恢復買賣。

出售事項

保華德祥董事謹此公佈，保華德祥、保華德祥之全資附屬公司及UBS已於二零零四年十二月十四日就透過UBS向六位以上的獨立第三方出售約56,200,000股Downer股份而訂立一項協議。出售事項已於二零零四年十二月十四日進行，並將於二零零四年十二月十七日交收。

UBS並非保華德祥之關連人士。就保華德祥董事在作出一切合理查詢後所確知、得悉及相信，各承配人及彼等之最終實益擁有人均為獨立第三方，與保華德祥及保華德祥之關連人士概無關連。

該等約56,200,000股Downer股份乃保華德祥集團所持有之全部Downer股權，並已按每股Downer股份4.55澳元之價格（約相等於每股Downer股份26.8港元）出售，該等約56,200,000股Downer股份佔Downer已發行股本總額約19.5%。出售事項完成後，保華德祥不再持有任何Downer股份。

出售事項之價格乃經參考Downer股份近期市價後，與UBS共同協定。出售事項之價格每股Downer股份4.55澳元（約相等於每股Downer股份26.8港元）較：

然而，保華德祥已接獲一個有密切關係之股東小組（德祥企業及陳博士）以書面作出股東批准。該股東小組合共持有之有關證券面值超逾50%，且該等證券附有權力，其持有人可出席保華德祥之股東大會及在會上投票。德祥企業由一九九七年二月開始正式成為保華德祥之主要股東，其全資附屬公司現時持有678,791,961股保華德祥股份，約相等於保華德祥之已發行股本之49.6%。陳博士因持有德祥企業之33.6%權益，故被視為擁有德祥企業之全資附屬公司所持有之678,791,961股保華德祥股份之權益。此外，陳博士自二零零三年二月開始直接持有11,840,896股保華德祥股份，約相等於保華德祥之已發行股本之0.9%。德祥企業及陳博士在以往一直以同樣方向就保華德祥股東週年大會之例行決議案以外之股東決議案投票。就香港公司收購及合併及股份購回守則而言，陳博士與德祥企業乃「一致行動」之人士。

陳博士或德祥企業或彼等各自之任何聯繫人士概無持有任何Downer股份，而在出售事項內亦無擁有任何重大權益。由於並無任何保華德祥之股東或彼等之任何聯繫人士在出售事項內擁有與其他保華德祥股東所擁有者不同之權益，故假若保華德祥須召開股東大會以批准出售事項，概無任何股東須在會上放棄投票。因此，預期保華德祥毋須為批准出售事項而舉行股東大會。

份。

出售事項之價格乃經參考Downer股份近期市價後，與UBS共同協定。出售事項之價格每股Downer股份4.55澳元(約相等於每股Downer股份26.8港元)較：

- Downer股份於二零零四年十二月十三日(即緊接出售事項前之最後交易日)在澳洲證券交易所所報之收市價每股Downer股份4.870澳元(約相等於每股Downer股份28.6港元)折讓約6.6%；
- Downer股份截至二零零四年十二月十三日(包括該日)止五個交易日之平均收市價每股Downer股份4.786澳元(約相等於每股Downer股份28.1港元)折讓約4.9%；及
- Downer股份於二零零四年六月三十日之資產淨值每股Downer股份2.918澳元(約相等於每股Downer股份17.2港元)溢價約55.9%。

進行出售事項之理由及利益

出售事項乃保華德祥將其尚餘於Downer之投資出售套現之良機。根據保華德祥於二零零四年九月三十日之綜合資產負債表所示，該等約56,200,000股Downer股份之賬面值為665,000,000港元。預期保華德祥集團在出售事項完成後將會分別錄得估計溢利總額約839,000,000港元(未扣除稅項及有關支出)及570,000,000港元(已扣除稅項及有關支出)。扣除稅項及有關支出前及扣除稅項及有關支出後之估計溢利所出現之重大差異主要有關根據馬來西亞及澳洲稅項的231,000,000港元。保華德祥董事相信，出售事項之條款乃公平合理，並符合保華德祥股東之整體利益。

所得款項之用途

進行出售事項所得之款項總額將約為255,800,000澳元(未扣除稅項及有關支出)，約相等於1,504,000,000港元，並將會以現金全數支付。進行出售事項之所得款項淨額在扣除有關支出後約為1,466,000,000港元。

保華德祥現正考慮將出售Downer股權所得之款項其中一大部份以現金股息之形式分派予保華德祥之股東，惟至今尚未就股息(如有)款額或何時宣派作出最後決定。現時尚未就考慮派發有關股息而召開任何保華德祥董事會議，亦不能確保將來必會派付股息。出售所得款項倘有任何餘額，將會用作一般企業上的用途。

倘落實宣派任何上述股息，保華德祥將會就此再度刊登公佈。

保華德祥之資料

保華德祥集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資、基建項目發展及投資、與及製造及買賣建築材料。此外，保華德祥集團亦持有中貿集團有限公司之29.4%股權。

Downer之資料

Downer於二零零一年成為保華德祥之聯營公司。Downer在澳洲證券交易所及紐西蘭證券交易所上市。Downer集團之主要業務包括向澳洲、紐西蘭、亞洲及太平洋區的公營及私營電力、鐵路、公路、電訊、採礦及礦產加工業界提供全面的工程及基建管理服務。

下表乃Downer集團分別截至二零零四年六月三十日及二零零三年六月三十日止兩個年度之經審核綜合業績概要：

	二零零四年		二零零三年	
	千澳元	千港元	千澳元	千港元
收入	3,172,782	18,655,958	2,679,930	15,355,999
除稅前溢利	109,235	642,302	94,743	542,877
稅項	(27,689)	(162,811)	(28,171)	(161,420)
除稅後溢利	81,546	479,491	66,572	381,457

Downer集團於二零零四年六月三十日之經審核綜合資產淨值約為823,000,000澳元(約相等於4,839,200,000港元)。Downer於二零零四年六月三十日之資產總值約為2,119,100,000澳元(約相等於12,460,300,000港元)。

一般資料

由於出售事項之適計比率超逾25%但低於75%，根據上市規則，出售事項構成保華德祥之一項主要交易。

由於並無任何保華德祥之股東或彼等之任何聯繫人士在出售事項內擁有與其他保華德祥股東所擁有者不同之權益，故假若保華德祥須召開股東大會以批准出售事項，概無任何股東須在會上放棄投票。因此，預期保華德祥毋須為批准出售事項而舉行股東大會。

保華德祥將會盡快向保華德祥之股東寄發通函，其中將會載列出售事項之進一步詳情。

英高財務顧問有限公司已獲委任就出售事項而擔任保華德祥之財務顧問。

應保華德祥之要求，保華德祥之證券已由二零零四年十二月十四日(星期二)上午九時三十分開始在聯交所暫停買賣，有待發表本公佈。保華德祥已申請批准保華德祥之證券由二零零四年十二月十六日(星期四)上午九時三十分開始恢復買賣。

釋義

在本公佈內，下列詞語具有以下涵義：

「聯繫人士」	指	具有上市規則就此詞語所界定之涵義
「關連人士」	指	具有上市規則就此詞語所界定之涵義
「出售事項」	指	保華德祥集團於二零零四年十二月十四日透過UBS出售約56,200,000股Downer股份
「Downer」	指	Downer EDI Limited，其證券在澳洲證券交易所及紐西蘭證券交易所上市
「Downer集團」	指	Downer及其附屬公司
「Downer股份」	指	Downer每股2.0澳元之普通股份
「陳博士」	指	陳國強博士，德祥企業及保華德祥之主席兼主要股東
「德祥企業」	指	德祥企業集團有限公司，其為保華德祥之控股股東，直接持有保華德祥已發行股本之49.6%。德祥企業之證券在聯交所上市
「保華德祥」	指	保華德祥建築集團有限公司，其股份於聯交所上市
「保華德祥集團」	指	保華德祥及其附屬公司
「聯交所」	指	香港聯合交易所有限公司
「UBS」	指	UBS AG，澳洲分行
「上市規則」	指	聯交所證券上市規則
「港元」	指	香港幣值
「澳元」	指	澳洲幣值
「%」	指	百份比率

除本公佈另有指明外，以澳元列值之款額已按1.00澳元兑5.88港元之匯率換算為港元(僅供參考)。該匯率乃僅供參考及並不構成任何款額曾經、原應或可能按上述匯率或任何其他匯率進行換算之陳述。

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳偉恩先生(董事總經理)
黃永灝先生(副董事總經理)
周美華女士
張漢傑先生
羅文華先生
李漢湖先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
楊靜紅

香港，二零零四年十二月十五日

The Standard **Monday 13th December, 2004**

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

SETTLEMENT ON THE EXERCISE OF OPTION OVER SHARES IN DOWNER EDI LIMITED

On 29 November 2004, a settlement agreement was entered into in respect of the exercise of option over the Downer Shares under the Incentive Option Agreement.

Reference is made to the discloseable transaction circular ("Circular") dated 6 January 2004 and the announcement dated 2 November 2004 issued by Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") in relation to the disposal of Downer Shares by Paul Y. - ITC and the exercise of an option over 8.75 million Downer Shares by the Grantee. Terms defined in the Circular have the same meanings when used herein.

Pursuant to the Incentive Option Agreement entered into with Pembinaan DGL Holdings Sdn. Bhd. ("Pembinaan"), a subsidiary of Paul Y. - ITC, the Grantee had fully exercised the option under the Incentive Option Agreement to purchase 8.75 million Downer Shares from Pembinaan at A$2.2 per Downer Share (equivalent to approximately HK$13.2 per Downer Share) on 27 October 2004. Based on the closing price of A$4.46 per Downer Share (equivalent to approximately HK$26.8 per Downer Share) at the close of business on 27 October 2004, the market value of 8.75 million Downer Shares was approximately A$39.0 million (equivalent to approximately HK$234.2 million).

Subsequently, Paul Y. - ITC was informed by the Grantee that it proposed to reduce the number of Downer Shares to be settled after the option had been exercised. The Grantee is the trustee of a trust which members are certain executives of the Downer Group. It takes some time for the Grantee to obtain the consent of its members in respect of the proposed reduction of the number of Downer Shares to be settled under the exercised option. Given there was no provision in the Incentive Option Agreement to provide for such reduction, on 29 November 2004, a settlement agreement was entered into between Paul Y. - ITC, Pembinaan and the Grantee on the following terms:

- the Grantee shall purchase only 5.5 million Downer Shares at the exercise price of A$2.2 per Downer Share (equivalent to approximately HK$13.2 per Downer Share) pursuant to the Incentive Option Agreement;
- completion of the sale and purchase of the 5.5 million Downer Shares and payment of the exercise price shall take place on 30 November 2004; and
- the Grantee shall waive all rights and claims to the remaining 3.25 million Downer Shares pursuant to the Incentive Option Agreement.

With the reduction in the number of Downer Shares to be settled by the Grantee, the cash proceeds and cash inflow from the disposal for Paul Y. - ITC are decreased by approximately HK$42.9 million. However, Paul Y. - ITC can retain such 3.25 million Downer Shares which may or may not be disposed in the near future at a prevailing market price higher than the exercise price under the Incentive Option Agreement. The closing price of A$4.49 per Downer Share (equivalent to approximately HK$26.9 per Downer Share) on 29 November 2004 represented a premium of approximately 104.1% to the exercise price of A$2.2 per Downer Share (equivalent to approximately HK$13.2 per Downer Share) pursuant to the Incentive Option Agreement. After taking into account this significant premium, the board of directors (the "Board") of Paul Y. - ITC considered that it is in the mutual interest of Paul Y. - ITC and the Grantee to enter into such settlement agreement as the number of Downer Shares to be disposed by Paul Y. - ITC would be decreased by 3.25 million whereas the Grantee can still enjoy the benefit of the Incentive Option Agreement with the purchase of 5.5 million Downer Shares. It is the present intention of the management that the 3.25 million Downer Shares may or may not be disposed in the near future at a prevailing market price higher than the exercise price under the Incentive Option Agreement.

As a result of the disposal of 5.5 million Downer Shares, Paul Y. - ITC's shareholding interest in Downer has been decreased from approximately 61.7 million Downer Shares to approximately 56.2 million Downer Shares which represents a decrease from approximately 21.4% to approximately 19.5% of the total issued share capital of Downer. It is expected that the Paul Y. - ITC group will report an estimated aggregate profit of approximately HK$6.1 million, before expenses and tax, on the disposal. After the disposal, it is expected that Downer would remain as an associated company of, and be equity accounted for, by Paul Y. - ITC.

Unless otherwise specified in this announcement, amounts denominated in Australian dollars have been converted, for the purpose of illustration only, into Hong Kong dollars at the rate of A$1.00 = HK$6.00. This exchange rate is for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be converted at the above rate or any other rates.

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fut Yan *(Managing Director)*
Mr. Wong Wing Hoo, Billy *(Deputy Managing Director)*
Ms. Chan Mei Wah, Rosanna
Mr. Cheung Hon Kit
Mr. Law Man Wah, Conrad
Mr. Lee Hon Chiu

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 10 December 2004

香港經濟日報 二零零四年十二月十三日 (星期一)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

行使DOWNER EDI LIMITED股份之選擇權之結算

於二零零四年十一月二十九日，就行使獎勵選擇權協議項下Downer股份之選擇權訂立結算協議。

茲提述保華德祥建築集團有限公司（「保華德祥」）於二零零四年一月六日刊發之須予披露交易通函（「通函」）及於二零零四年十一月三日發表之公佈，內容有關保華德祥出售Downer股份及承授人行使8,750,000股Downer股份之選擇權。通函所界定詞彙於本公佈使用時具有相同涵義。

根據與保華德祥之附屬公司Pembinaan [illegible] Holdings Sdn. Bhd.（「Pembinaan」）訂立之獎勵選擇權協議，承授人已於二零零四年十月二十七日按每股Downer股份[illegible]澳元（相等於每股Downer股份約13.2港元）全面行使根據獎勵選擇權協議授出之選擇權以購入8,750,000股Downer股份。按二零零四年十月二十七日營業時間結束時每股Downer股份之收市價[illegible]澳元（相等於每股Downer股份約26.8港元）計算，8,750,000股Downer股份之市值約為39,000,000澳元（相等於約234,200,000港元）。

其後，保華德祥獲承授人知會，表示其擬減少將於行使選擇權後結算之Downer股份數目，承授人乃成員為Downer集團若干行政人員之[illegible]受託人。承授人欲減少將根據行使選擇權購買之Downer股份數目取得其成員同意需要一段時間。基於獎勵選擇權協議中並無有關上述減少股數之條文，故保華德祥、Pembinaan及承授人於二零零四年十一月二十九日按以下條款訂立結算協議：

一 承授人須根據獎勵選擇權協議按行使價每股Downer股份2.2澳元（相等於每股Downer股份約13.2港元）購入5,500,000股Downer股份；

二 買賣5,500,000股Downer股份及支付行使價須於二零零四年十一月三十日完成；及

三 承授人須放棄根據獎勵選擇權協議對其餘3,250,000股Downer股份之一切權利及申索。

減少承授人將予結算Downer股份數目後，出售事項中保華德祥之現金所得款項及現金流入乃減少約42,900,000港元，然而，保華德祥可保留此3,250,000股Downer股份，會或未必會於不久將來按高於獎勵選擇權協議項下行使價之當時市價將之出售。每股Downer股份於二零零四年十一月二十九日之收市價4.49澳元（相等於每股Downer股份約26.9港元）較根據獎勵選擇權協議之行使價每股Downer股份2.2澳元（相等於每股Downer股份約13.2港元）溢價約104.1%。計及此一大幅溢價後，保華德祥之董事會（「董事會」）認為訂立上述結算協議符合保華德祥與承授人之共同利益，原因是保華德祥將出售之Downer股份數目減少3,250,000股，而承授人購入5,500,000股Downer股份仍可享有獎勵選擇權協議之利益。董事會現時之意向為，此3,250,000股Downer股份會或未必會於不久將來按高於獎勵選擇權協議項下行使價之當時市價將之出售。

因去出售5,500,000股Downer股份，保華德祥於Downer之股權已由約61,700,000股Downer股份減至約56,200,000股Downer股份，相當於由佔Downer總已發行股本約21.4%減至佔約19.5%。預期保華德祥集團因出售事項將錄得估計總溢利約6,100,000港元（未扣除開支及稅項）。出售事項後，預期Downer將仍為保華德祥之聯營公司，並由保華德祥以權益會計法入賬。

除本公佈另有說明外，以澳元列值之款額已按1.00澳元兑6.00港元之匯率換算為港元（僅供參考）。該匯率乃僅供參考及並不表示任何款額經已、應可或能按此匯率或任何其他匯率進行換算之陳述。

執行董事：
陳國強博士（主席）
劉高原先生（副主席）
陳[illegible]先生（董事總經理）
黃永灝先生（副董事總經理）
周美[illegible]女士
[illegible]先生
[illegible]先生
[illegible]先生

非執行董事：
張定球先生

獨立非執行董事：
鄺少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建築集團有限公司
公司秘書
[illegible]

香港，二零零四年十二月十日

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement. *(Page 1)*

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網(國際集團)有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 577)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(incorporated in Bermuda with limited liability)
(Stock Code: 372)

DESPATCH OF CIRCULARS, CONTINUING CONNECTED TRANSACTIONS AND CHANGE OF NAME OF SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED

The Skynet Circular containing, among other things, details of the Restructuring Proposal, the application for Whitewash Waiver, Continuing Connected Transactions, change of board lot size, Change of Name, a notice convening the SGM, the letter of advice from Equitas together with all relevant financial information, has been despatched to the Shareholders on 30th November, 2004.

The circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, have been despatched to the respective shareholders of Paul Y and ITC on 30th November, 2004.

As Paul Y will be the controlling shareholder of Skynet upon Completion, Paul Y will be regarded as a connected person of Skynet pursuant to the Listing Rules. Accordingly, transactions between the Enlarged Group and the Remaining Paul Y Group will constitute connected transactions or continuing connected transactions of Skynet under the Listing Rules upon Completion, details of which are set out below.

The Board also proposes to change the name of Skynet to "Paul Y. Engineering Group Limited" and adopt a new Chinese name of "保華建業集團有限公司" for identification purposes only upon the Restructuring Proposal becoming effective.

The expected timetable for the SGM is set out below.

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003. Resumption in trading of the shares of Skynet is subject to the fulfillment of certain conditions which are set out below. Further announcement will be made as to when trading of the shares of Skynet will be resumed.

Reference is made to (i) the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004, 25th June, 2004, 13th August, 2004, 3rd September, 2004, 9th September, 2004 and 20th October, 2004; (ii) the announcement made by Skynet dated 4th October, 2004; and (iii) the joint announcements made by Paul Y and ITC dated 24th September, 2004 and 7th October, 2004, in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver. Capitalised terms used herein have the meanings ascribed thereto in the circular despatched to the Shareholders dated 30th November, 2004 ("Skynet Circular").

Construction Service Agreement:
Upon Completion, Paul Y Construction will enter into the Construction Service Agreement with the Remaining Paul Y Group pursuant to which the Paul Y Construction Group will provide construction, maintenance and project management services to the Remaining Paul Y Group, which entails provision of services as main contractor, project manager and sub-contractor for a variety of works including superstructure, foundation, infrastructure facilities, maintenance construction and interior decoration. These services will be in the ordinary and usual course of business of the Remaining Paul Y Group. The service

25th June, 2004, 13th August, 2004, 3rd September, 2004, 9th September, 2004 and 20th October, 2004; (ii) the announcement made by Skynet dated 4th October, 2004; and (iii) the joint announcements made by Paul Y and ITC dated 24th September, 2004 and 7th October, 2004, in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver. Capitalised terms used herein have the meanings ascribed thereto in the circular despatched to the Shareholders dated 30th November, 2004 ("Skynet Circular").

DESPATCH OF CIRCULARS

The Board announces that the Skynet Circular containing, among other things, details of the Restructuring Proposal, the application for Whitewash Waiver, Continuing Connected Transactions, change of board lot size, Change of Name, a notice convening the SGM, the letter of advice from Equitas together with all relevant financial information, has been despatched to the Shareholders on 30th November, 2004.

The boards of directors of Paul Y and ITC announce that the circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, have been despatched to the respective shareholders of Paul Y and ITC on 30th November, 2004.

CONNECTED TRANSACTIONS

As Paul Y will be the controlling shareholder of Skynet upon Completion, Paul Y will be regarded as a connected person of Skynet pursuant to the Listing Rules. Accordingly, transactions between the Enlarged Group and the Remaining Paul Y Group will constitute connected transactions or continuing connected transactions of Skynet under the Listing Rules upon Completion.

Exempt connected transactions

Performance bond counter indemnity and bank facility guarantee arrangements:

As of 31st March, 2004, certain members of the Remaining Paul Y Group have provided certain counter indemnities and guarantees in favour of insurance companies and banking institutions in relation to various performance bonds and revolving banking facilities made available to the Paul Y Construction Group by these insurance companies and banking institutions in a total amount of approximately HK$623.3 million. It is a term of the Remaining Paul Y Group providing such counter indemnities and guarantees for the Paul Y Construction Group that the Paul Y Construction Group in turn indemnifies the Remaining Paul Y Group for any loss and damage that the Remaining Paul Y Group has incurred as a result of the Paul Y Construction Group's default under the relevant performance bonds and banking facilities.

The Directors consider that the performance bond counter indemnity and bank facility guarantee arrangements, including the term that the Paul Y Construction Group in turn indemnifies the Remaining Paul Y Group for any loss and damage that the Remaining Paul Y Group has incurred as a result of the Paul Y Construction Group's default under the relevant performance bonds and banking facilities, have been entered into on normal commercial terms where no security over the assets of the Enlarged Group is granted. Further, no fee is payable by the relevant members of the Paul Y Construction Group to the Remaining Paul Y Group in relation to the provision of those performance bond counter indemnities and bank facility guarantees.

Upon Completion, the aforesaid performance bond counter indemnity and bank facility guarantee arrangements, including the term that the Paul Y Construction Group in turn indemnifies the Remaining Paul Y Group for any loss and damage that the Remaining Paul Y Group has incurred as a result of the Paul Y Construction Group's default under the relevant performance bonds and banking facilities, will constitute connected transactions of Skynet but fall within the exemption under Rule 14A.65(4) of the Listing Rules. Accordingly, such counter indemnity and guarantee arrangements will not be subject to any disclosure or shareholders' approval requirements under the Listing Rules.

Non-exempt Continuing Connected Transactions

Certain members of the Enlarged Group have entered or will enter into certain transactions with the Remaining Paul Y Group which are expected to continue in future upon Completion.

In accordance with the Listing Rules, an independent board committee should be formed to advise the Independent Shareholders on the fairness and reasonableness of the Continuing Connected Transactions. Mr. Cheung Hon Kit is a director of Paul Y. Mr. Ng Wai Hung is a partner of a law firm which has rendered legal services to Paul Y and its associates in the past few years. Accordingly, no independent board committee has been formed and Equitas, the independent financial adviser, has been appointed to advise the Independent Shareholders on the Continuing Connected Transactions, details of which are set out in the Skynet Circular.

The following are the non-exempt Continuing Connected Transactions which will, after Completion, be subject to reporting, announcement and independent shareholders' approval requirements under the Listing Rules:

Construction Service Agreement:

Upon Completion, Paul Y Construction will enter into the Construction Service Agreement with the Remaining Paul Y Group pursuant to which the Paul Y Construction Group will provide construction, maintenance and project management services to the Remaining Paul Y Group, which entails provision of services as main contractor, project manager and sub-contractor for a variety of works including superstructure, foundation, infrastructure facilities, maintenance construction and interior decoration. These services will be in the ordinary and usual course of business of the Remaining Paul Y Group. The service fee will be settled by cash within 1.5 months after the issue of architect certification based on the progress of each project. The reasons for entering into the Construction Service Agreement are that at present, there are projects of the Remaining Paul Y Group for which the Paul Y Construction Group may provide construction services. These projects include the development of a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, the PRC and the property development site at Lang De Dong, Fu Cheng, Taishan Municipality, Guangdong Province, the PRC.

The services to be provided pursuant to the Construction Service Agreement may be provided by subsidiaries of Paul Y Construction. Under the Construction Service Agreement, the services, of which the charges shall be determined by reference to the quantities and prices of materials to be used and the works to be performed, shall be provided on normal commercial terms and on terms no less favourable to the Enlarged Group than those offered to independent third parties. Further, the relevant member of the Enlarged Group will enter into a separate subsidiary agreement with the relevant member of the Remaining Paul Y Group setting out the detailed terms and conditions for the provision of the services in respect of the project concerned. The terms of such separate agreement will comply with the basis laid down in the Construction Service Agreement including the requirement of normal commercial terms, and subject to the annual cap as mentioned below and compliance with the requirements under the Listing Rules.

The Construction Service Agreement will continue for a term commencing from Completion (which is expected to be on or before 31st January, 2005) to 31st March, 2007 and may be renewed between the parties.

For each of the four years ended 31st March, 2004, the value of construction services (in terms of revenue recognition) rendered by the Paul Y Construction Group to the Remaining Paul Y Group amounted to approximately HK$135.4 million, HK$52.7 million, HK$49.2 million and HK$6.5 million respectively. The value of construction services in the past four years has been affected by the economic downturn and as a result, the number of property development projects undertaken by the Paul Y Construction Group was in a decreasing trend. Accordingly, a decrease in value of the construction services in the past few years was recorded.

The Directors propose that the annual cap amounts of the value of construction services to be rendered under the Construction Service Agreement by the Paul Y Construction Group to the Remaining Paul Y Group for each of the three years ending 31st March, 2005, 2006 and 2007 will not exceed HK$10 million, HK$60 million and HK$60 million, respectively. The basis of the annual cap amounts has been determined with reference to (i) the terms of the Construction Service Agreement; (ii) the historical transaction value in terms of revenue recognition recorded by the Paul Y Construction Group in respect of the construction services rendered to the Remaining Paul Y Group as mentioned above; (iii) the historical contract sum of the projects undertaken by the Paul Y Construction Group to provide construction services to the Remaining Paul Y Group; and (iv) the projects of the Remaining Paul Y Group for which the Paul Y Construction Group may provide construction services, including the development of a bulk handling sea port at Yangkou Port, Nantong City, Jiangsu, the PRC and the property development site at Lang De Dong, Fu Cheng, Taishan Municipality, Guangdong Province, the PRC.

Given the considerable size and scale that building and infrastructure contracts usually involve and the recovery of the local property market, the Directors and the directors of Paul Y Construction are of the view that the annual caps for the three years ending 31st March, 2005, 2006 and 2007 are reasonable as they represent an average amount in line with the value of services generated by historical projects undertaken by the Paul Y Construction Group for the Remaining Paul Y Group for the four years ended 31st March, 2004 as mentioned above and the expected increase in number of property development projects to be undertaken by the Remaining Paul Y Group.

Lease Agreement:

Certain members of the Paul Y Construction Group have entered into lease agreements and arrangements with the Remaining Paul Y Group. These existing lease arrangements are in respect of office premises and car parking spaces owned by the Paul Y Group for use by the Paul Y Construction Group as offices or for other business purposes. Most of the existing lease arrangements will continue on an ongoing basis and some of them will expire in 2005 and 2006 (with options to renew).

Upon Completion, Paul Y. Management Limited, a member of the Enlarged Group, will enter into the Lease Agreement with Cycle Company Limited and Gunnell Properties Limited, both members of the Remaining Paul Y Group, pursuant to which the Remaining Paul Y Group will, as landlord, lease certain offices and car parking spaces at Paul Y. Centre to the Enlarged Group. The Lease Agreement will replace the existing lease arrangements and will continue for a term commencing from Completion to 31st March, 2007 and may be renewed between the parties.

Set out below are the details on the office premises and car parking spaces to be leased by the Enlarged Group from the Remaining Paul Y Group pursuant to the Lease Agreement:

Office space	Total area (sq.ft.) (A)	Monthly rental (price per sq.ft.) (B) HK$	Monthly rental charge (C)=(A)x(B) HK$	Monthly management fee charges (price per sq.ft.) (D) HK$	Monthly management fee charges (E)=(A)x(D) HK$	Monthly total (F)=(C)+(E) HK$
33/F (portion)	3,267	25.00	81,675.00	2.70	8,820.90	90,495.90
17/F	15,980	8.50	135,830.00	2.70	43,146.00	178,976.00
16/F	15,980	8.50	135,830.00	2.70	43,146.00	178,976.00
12/F	15,980	8.30	132,634.00	2.70	43,146.00	175,780.00
11/F	11,070	8.10	89,667.00	2.70	29,889.00	119,556.00
Room 1508-12	6,350	9.00	57,150.00	2.70	17,145.00	74,295.00
Room 2105	908	9.63	8,748.40	2.70	2,451.60	11,200.00
Sub total	69,535		641,534.40		187,744.50	829,278.90

Car parking spaces	Monthly rental HK$
Fixed position (total 2 in number)	6,200.00
Non-fixed position (total 33 in number)	86,500.00
Sub total	92,700.00
Gross monthly rental and charges for office premises and car parking spaces	921,978.90
Annual cash rental and charges for office premises and car parking spaces	11,063,746.80

For each of the four years ended 31st March, 2004, the rental, air-conditioning charges and building management fees received by the Remaining Paul Y Group from the Paul Y Construction Group under the existing lease arrangements amounted to approximately HK$12.6 million, HK$12.6 million, HK$11.0 million and HK$8.6 million respectively. The building management fee (including the supply of air-conditioning during office hours) was HK$2.7 per square foot. The supply of air-conditioning after office hours was charged at HK$300 per hour. The reduction in rental payment for the last two years was due to reductions in both the rental rate and office areas under rental.

The Directors propose that the annual cap amount of the rental, air-conditioning charges and building management fees to be paid under the Lease Agreement by the Enlarged Group to the Remaining Paul Y Group for each of the three years ending 31st March, 2007 will not exceed HK$12 million. The basis of the annual cap amount is determined with reference to (i) existing lease arrangements between the Paul Y Construction Group and the Remaining Paul Y Group; (ii) the terms of the Lease Agreement; and (iii) the prevailing market rentals as assessed by independent professional property valuers who have confirmed [illegible] rentals of the Lease Agreement are fair and reasonable in view of the prevailing market

The Change of Name will not affect any rights of the Shareholders. All existing share certificates in issue bearing the existing name of Skynet will, after the Change of Name, continue to be evidence of title to the Shares. Certificates for Consolidated Shares will continue to be valid for trading and settlement purposes and the rights of the Shareholders will not be affected as a result of the proposed change of name. Should the Change of Name becomes effective, any issue of share certificates thereafter will be in new company name and the securities of Skynet will be traded on the Stock Exchange under the new name. Further announcement will be made as soon as the Change of Name becomes effective.

EXPECTED TIMETABLE

Set out below is the expected timetable for the SGM.

	2004
Latest time for lodging form of proxy for the SGM	10:00 a.m. on Monday, 20th December
SGM	10:00 a.m. on Wednesday, 22nd December
Publication of announcement on SGM results	Thursday, 23rd December

The timetable for the Capital Reorganisation, the Open Offer, completion of the Acquisition Agreement, Hidden Agreement, the Change of Name, resumption of trading, the implementation of the Share Consolidation, the change of board lot size, the associated trading arrangements and free exchange service for share certificate, and the change of the stock short name will be announced in due course.

UNDERTAKING FROM PAUL Y IN RELATION TO THE PUBLIC FLOAT OF SHARES OF SKYNET

Paul Y has given an undertaking to the Stock Exchange to place out its shareholding interest in Skynet or to do or to procure Skynet to do any other acts (subject to compliance with the Listing Rules) which are considered appropriate to restore the public float of Skynet to not less than 25%. Paul Y has also undertaken not to exercise the conversion rights under the Facility Convertible Note if there is a shortfall in the public float of 25% or to the extent such conversion will lead to the public float of Skynet falling below 25% unless arrangements have been made for the restoration of the public float of Skynet immediately after such conversion.

SUSPENSION OF TRADING

Trading in the Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with the requirements under the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Shares. Skynet was placed into the "first stage" of the delisting procedure on 16th October, 2003 pursuant to the Listing Rules. According to the Listing Rules, the "first stage" lapsed and the "second stage" of the delisting procedure commenced on 15th April, 2004, being six months following suspension of trading in the Shares.

Resumption in trading of the shares of Skynet is subject to the fulfillment of the following conditions:

(i) passing of the relevant resolutions on the Restructuring Proposal by the Independent Shareholders;

(ii) fulfillment of all other conditions precedent to the completion of the Restructuring Proposal;

(iii) withdrawal of all winding up petitions, if any, filed against any member of the Skynet Group;

(iv) appointment of three independent non-executive Directors in compliance with Rule 3.10 and

The Directors propose that the annual cap amount of the rental, air-conditioning charges and building management fees to be paid under the Lease Agreement by the Enlarged Group to the Remaining Paul Y Group for each of the three years ending 31st March, 2007 will not exceed HK$12 million. The basis of the annual cap amount is determined with reference to (i) existing lease arrangements between the Paul Y Construction Group and the Remaining Paul Y Group; (ii) the terms of the Lease Agreement; and (iii) the prevailing market rentals as assessed by independent professional property valuers who have confirmed that the monthly rentals of the Lease Agreement are fair and reasonable in view of the prevailing market condition. As the Lease Agreement will not provide for the extra air-conditioning charges during overtime hours and hourly car parking charges, the cap amount has built in a buffer of approximately HK$1 million for such extra air-conditioning and hourly car parking charges.

The Directors consider that the Continuing Connected Transactions will be entered into in the usual and ordinary course of businesses of the Enlarged Group upon Completion. They also consider the terms of the Continuing Connected Transactions have been negotiated on an arm's length basis and will be conducted on normal commercial terms and on terms no less favourable to the Enlarged Group than terms available to or from (as appropriate) independent third parties.

The Continuing Connected Transactions are subject to approval of the Independent Shareholders at the SGM to be taken by poll at which Paul Y and its associates will abstain from voting. The Continuing Connected Transactions were negotiated on an arm's length basis and the Directors believe that the terms, including the proposed annual cap amounts for the Continuing Connected Transactions, are fair and reasonable and the Continuing Connected Transactions are in the interest of the Enlarged Group and the Shareholders as a whole.

Skynet will seek the approval of the Independent Shareholders at the SGM of the Continuing Connected Transactions and the respective cap amounts in relation to the Continuing Connected Transactions on the following conditions:

(i) the annual cap amounts of the value of construction services to be rendered by the Paul Y Construction Group to the Remaining Paul Y Group will not exceed HK$10 million, HK$60 million and HK$60 million for the three years ending 31st March, 2005, 2006 and 2007 respectively; and

(ii) the annual cap amount of the rental, air-conditioning charges and building management fees to be paid to the Remaining Paul Y Group by the Enlarged Group will not exceed HK$12 million for each of the three years ending 31st March, 2007.

Skynet is also required to comply with Rules 14A.37 to 14A.40 and 14A.46 of the Listing Rules in relation to the Continuing Connected Transactions.

Details of the Continuing Connected Transactions including the letter of advice of Equitas and notice of SGM regarding, among others, the Continuing Connected Transactions are set out in the Skynet Circular.

INFORMATION ON THE SKYNET GROUP

The Skynet Group is principally engaged in the import and sale of marble and granite products, the provision of installation services for marble and granite products and the provision of information technology services. Since April 2002, the provision of information technology services has been suspended.

INFORMATION ON PAUL Y GROUP

The principal activities of the Paul Y Group include building construction, civil engineering, specialist works, property development and investment, development and investment in infrastructure projects, and manufacturing and trading of construction materials. In addition, the Paul Y Group holds investments in major associates including Downer EDI Limited and China Strategic Holdings Limited.

CHANGE OF NAME

The Board also proposes to change the name of Skynet to "Paul Y. Engineering Group Limited" and adopt a new Chinese name of "保華建業集團有限公司" for identification purposes only upon the Restructuring Proposal becoming effective. The Change of Name will signify the new identity of Skynet upon completion of the Restructuring Proposal.

The Change of Name is subject to:

(i) the passing of a special resolution approving the Change of Name by the Shareholders at the SGM;

(ii) the completion of the Acquisition Agreement; and

(iii) the approval of the Registrar of Companies in Bermuda being granted.

The Change of Name will take effect from the date on which the Registrar of Companies in Bermuda enters the new English name on the register in place of the existing name. Thereafter, Skynet will comply with the necessary filing procedures in Hong Kong.

Resumption in trading of the shares of Skynet is subject to

(i) passing of the relevant resolutions on the Restructuring Proposal by the Independent Shareholders;

(ii) fulfillment of all other conditions precedent to the completion of the Restructuring Proposal;

(iii) withdrawal of all winding up petitions, if any, filed against any member of the Skynet Group;

(iv) appointment of three independent non-executive Directors in compliance with Rule 3.10 and 3.13 of the Listing Rules;

(v) restoration of the holding of at least 25% of Skynet's issued share capital in public hands; and

(vi) issue of a resumption announcement.

As at the date of this announcement, no winding up petition has been filed against any member of the Skynet Group and other conditions have yet to be fulfilled. The Stock Exchange has stated that additional conditions for resumption may be placed on Skynet if it considers appropriate. Further announcement will be made as to when trading of the shares of Skynet will be resumed.

Should the Resumption Proposal fail to be implemented, the delisting timetable would resume and the third stage of delisting procedures would be taken to have commenced from 15th October, 2004.

GENERAL

The board of directors of Skynet comprises six directors, of which (i) three are executive directors, namely, Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) one is non-executive director, namely, Mr. Lo Chi Ho, William; and (iii) two are independent non-executive directors, namely, Mr. Cheung Hon Kit and Mr. Ng Wai Hung.

The board of directors of Paul Y comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

The board of directors of ITC comprises nine directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely, Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

By order of the board of **Skynet (International Group) Holdings Limited** **To Chi** *Executive Director*	By order of the board of **Paul Y. - ITC Construction Holdings Limited** **Mui-Ching Hung, Joanna** *Company Secretary*	By order of the board of **ITC Corporation Limited** **Law Hon Wa, William** *Company Secretary*

Hong Kong, 30th November, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Skynet Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Skynet Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Skynet Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Skynet Group and ITC Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Skynet Group and the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Skynet Group and the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Skynet Group and the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Skynet Group and the Paul Y Group) in this announcement misleading.

- *for identification only*

香港經濟日報

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED
天網（國際集團）有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：577）

PAUL Y
H
保華
（

更改天綢

> 載有（其中包括）重組建議詳情、申請清洗豁免、持續關連交易、更改每手
> 函已於二零零四年十一月三十日寄發予各股東。
>
> 內容有關（其中包括）出售Paul Y Construction、提供備用貸款、包銷協議、E
> 十日寄發予保華及德祥各自之股東。
>
> 由於保華於完成時將為天網之控股股東，故根據上市規則保華將被視為天
> 連交易或持續關連交易，詳情載於下文。
>
> 董事會又建議於重組建議生效時將天網易名為「Paul Y. Engineering Group Lin
>
> 股東特別大會之預期時間表載於下文。
>
> 應天網要求，股份由二零零三年十月十六日上午九時三十分起一直在聯交
> 復買賣時再作公佈。

謹提述(i)天網、保華及德祥於二零零四年六月四日、二零零四年六月二十
四年八月十三日、二零零四年九月三日、二零零四年九月九日及二零零四
發表之聯合公佈；(ii)天網於二零零四年十月四日發表之公佈；及(iii)保華
零四年九月二十四日及二零零四年十月七日發表之聯合公佈，內容有關（
建議及申請清洗豁免。本公佈所用詞彙與二零零四年十一月三十日寄發予股
網通函」）所賦予者具相同涵義。

寄發通函
董事會宣布，載有（其中包括）重組建議詳情、申請清洗豁免、持續關連交
買賣單位、更改公司名稱、召開股東特別大會之通告，盈均意見書連同所
料之天網通函已於二零零四年十一月三十日寄發予各股東。

保華及德祥之董事會宣布，內容有關（其中包括）出售Paul Y Construction、提
包銷協議、Hidden協議（合共導致收購天網之權益）及保華Hidden協議之保
已於二零零四年十一月三十日寄發予保華及德祥各自之股東。

關連交易
由於保華於完成時將為天網之控股股東，故根據上市規則保華將被視為天
因此，經擴大集團與剩餘保華集團之間之交易根據上市規則將於完成時
交易或持續關連交易。

獲豁免關連交易
履約保證書反賠償保證及銀行融通擔保安排
截至二零零四年三月三十一日，剩餘保華集團之若干成員公司已就保險
構所發出總額約為623,300,000港元予Paul Y Construction集團之多項履約保
行融通向該等保險公司及銀行機構提供若干反賠償保證及擔保。剩餘保
Construction集團提供該等反擔保及保證之一項條款為Paul Y Construction
餘保華集團擔保因Paul Y Construction集團於有關履約保證書及銀行融通
生剩餘保華集團之損失及賠償。

董事認為履約保證書反賠償保證及銀行融通擔保安排（包括Paul Y Const
來向剩餘保華集團擔保因Paul Y Construction集團於有關履約保證書及銀
誤所產生剩餘保華集團之損失及賠償之條款）乃按正常商業條款訂立，
並無以資產作抵押。此外，Paul Y Construction集團之相關成員公司毋須
履約保證書反賠償保證及銀行融通擔保向剩餘保華集團支付任何費用。

於完成時，上述履約保證書反賠償保證及銀行融通擔保安排（包括Paul
團反過來向剩餘保華集團擔保因Paul Y Construction集團於有關履約保證
下之失誤所產生剩餘保華集團之損失及賠償之條款）將構成天網之關連
市規則第14A.65(4)條之豁免範圍。因此，上述反賠償保證及擔保安排將
則之披露或股東批准規定。

非豁免持續關連交易
經擴大集團若干成員公司已經或將會與剩餘保華集團訂立若干預計將於
易。

按照上市規則，應組成獨立董事委員會就持續關連交易之公平合理性向
見。張漢傑先生為保華之董事。吳偉雄先生為過去數年為保華及其聯
務之律師事務所之合夥人。因此，概無組成獨立董事委員會，而獨立
委任就持續關連交易向獨立股東提供意見，有關詳情載於天網通函。

以下非豁免持續關連交易將須於完成起遵守上市規則之申報、公佈及獨

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
保華德祥建築集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：498)

ITC

ITC CORPORATION LIMITED
德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)
(股份代號：372)

寄發通函、持續關連交易、及更改天網(國際集團)有限公司之名稱

、更改每手買賣單位、更改公司名稱、召開股東特別大會之通告、盈均意見書連同所有有關財務資料之天網通

協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之保華及德祥通函已於二零零四年十一月三

將被視為天網之關連人士。因此，經擴大集團與剩餘保華集團之間之交易根據上市規則將於完成時構成天網之關

ing Group Limited」，並採納「保華建築集團有限公司」為新中文名稱(僅供識別)。

一直在聯交所暫停買賣。天網股份須待下文所載之若干條件達成後，方可恢復買賣。本公司將於天網股份可以恢

年六月二十五日、二零零
及二零零四年十月二十日
；及(iii)保華及德祥於二零
內容有關(其中包括)重組
日寄發予股東之通函(「天

、持續關連交易、更改每手
見書連同所有有關財務資

nstruction、提供備用貸款、
dden協議之保華及德祥通函

將被視為天網之關連人士。
將於完成時構成天網之關連

司已就保險公司及銀行業機
多項履約保證書及循環銀
保。剩餘保華集團向Paul Y
Construction集團反過來向剩
及銀行融通項下之失誤所產

Paul Y Construction集團反過
保證書及銀行融通項下之失
條款訂立，而經擴大集團亦
員公司毋須就獲提供上述之
任何費用。

排(包括Paul Y Construction集
關履約保證書及銀行融通項
天網之關連交易，惟符合上
如保安排將毋須遵守上市規

干預計將於完成後繼續之交

平合理性向獨立股東提供意
保華及其聯繫人士提供法律服
，而獨立財務顧問盈均則護
天網通函。

認，租賃協議下之每月租金以目前市況來說為公平合理。由於租賃協議將不會就超過辦公時間之額外空調費及每小時計之停車費加以規定，故上限金額中已就該等額外空調費及每小時計之停車費預留約1,000,000港元之空間。

董事認為各持續關連交易將會由經擴大集團於完成後在一般及日常商業範圍內訂立，彼等亦認為持續關連交易之條款乃按公平原則及根據正常商業條款商定並會據此進行，而有關條款不遜於經擴大集團自獨立第三方所享有或(如適用)給予獨立第三方之條款。

持續關連交易須在股東特別大會上取得獨立股東以股數表決方式批准後方可作實，保華及其聯繫人士須於會上放棄投票。持續關連交易乃按公平原則商定，董事相信包括持續關連交易之擬議全年上限在內之條款為公平合理，而持續關連交易亦符合經擴大集團與股東之整體利益。

天網將徵詢獨立股東在股東特別大會上批准持續關連交易及有關持續關連交易之相關上限金額，所設條件如下：

(i) 於截至二零零五年、二零零六年及二零零七年三月三十一日止三年，Paul Y Construction集團向剩餘保華集團提供之建築服務價值全年上限將分別不超過10,000,000港元、60,000,000港元及60,000,000港元；及

(ii) 於截至二零零七年三月三十一日止三年各年，經擴大集團向剩餘保華集團支付之租金、空調費及樓宇管理費總額之全年上限將不超過12,000,000港元。

天網亦須就持續關連交易遵守上市規則第14A.37至14A.40及14A.46條。

持續關連交易之詳情(包括盈均意見書，以及有關(其中包括)持續關連交易之股東特別大會通告)載於天網通函內。

天網集團之資料

天網集團主要從事雲石及花崗岩製品之進口及銷售、提供雲石及花崗岩製品之舖砌服務以及提供資訊科技服務，而其於二零零二年四月起經已停止經營提供資訊科技服務之業務。

保華集團之資料

保華集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資、基建項目發展及投資，以及製造及買賣建築材料。此外，保華集團持有之主要聯營公司投資包括Downer EDI Limited及中策集團有限公司。

更改公司名稱

董事會亦建議於集團重組生效後，將天網之公司名稱改為「Paul Y. Engineering Group Limited」，並採納新中文名稱「保華建業集團有限公司」(僅供識別)。更改公司名稱將標誌著天網於重組建議完成後之新身份。

更改公司名稱須待以下條件達成後，方可進行：

(i) 股東於股東特別大會上通過特別決議案批准更改公司名稱；

(ii) 收購協議完成；及

(iii) 百慕達公司註冊處處長批准。

更改公司名稱將於百慕達公司註冊處處長將新英文公司名稱登記於登記冊以取代現有公司名稱當日生效。其後，天網將遵照香港必需之登記備案程序行事。

師事務所之合夥人。因此，彼無組成獨立董事委員會，
持續關連交易向獨立股東提供意見，有關詳情載於天網通函。

以下非豁免持續關連交易將須於完成起遵守上市規則之申報、公佈及獨立股東批准

建築服務協議

於完成之後，Paul Y Construction將與剩餘保華集團訂立建築服務協議，據此，
Construction集團將向剩餘保華集團提供建築、保養及項目管理服務，包括以總承
項目經理及分包商之身份提供上蓋建設、地基、基建設施、保養建設及室內裝修
服務。該等服務將屬於剩餘保華集團之正常及一般業務範圍之內。服務費將於發
證書後1.5個月內以現金清繳，視乎項目進度而定。訂立建築服務協議之理由在於
剩餘保華集團有Paul Y Construction集團可提供建築服務之項目，包括於中國江蘇
市洋口港發展大宗散貨碼頭以及中國廣東省台山市附城鎮東門朗底洞之物業發展

根據建築服務協議將提供之服務或會由Paul Y Construction之附屬公司提供。根據
務協議，有關服務(其收費將參考所用材料之數量及價格以及所進行之工程而釐
正常商業條款及不遜於獨立第三方向經擴大集團提供的條款提供。此外，經擴大
有關成員公司將與剩餘保華集團之有關成員公司訂立個別的附屬協議，列明就各
供服務之詳盡條款及條件。有關個別協議之條款將符合建築服務協議所載之基準
需要符合正常商業條款及不超出下文所述之全年上限，並須符合上市規則之規

建築服務協議將由完成日期(預期為二零零五年一月三十一日或之前)起至二零零
月三十一日止有效，可由訂約各方續訂。

截至二零零四年三月三十一日止四年各年，Paul Y Construction集團向剩餘保華集
之建築服務價值(按已確認之收入計算)分別達約135,400,000港元、52,700,000港元、49
港元及6,500,000港元。建築服務於過去四年之價值乃受經濟不景影響，並因而
Construction集團承接之物業發展項目數目逐年減少，因此令過去數年來建築服務
有所下降。

董事建議於截至二零零五年、二零零六年及二零零七年三月三十一日止三年各
Y Construction集團根據建築服務協議將向剩餘保華集團提供之建築服務價值全年
分別不超過10,000,000港元、60,000,000港元及60,000,000港元。全年上限乃參考以下
定：(i)建築服務協議之條款；(ii)上文所述Paul Y Construction集團以往向剩餘保華
供之建築服務價值(按已確認之收入計算)；(iii)Paul Y Construction集團以往向剩
集團提供之建築服務所涉及之承辦項目合約金額；及(iv)Paul Y Construction集團可
服務之剩餘保華集團之項目(包括於中國江蘇省南通市洋口港發展大宗散貨碼頭
國廣東省台山市附城鎮東門朗底洞之物業發展地盤)。

基於樓宇及基建合約一般涉及之規模可觀，加上本地物業市場之復甦，董事
Construction董事認為截至二零零五年、二零零六年及二零零七年三月三十一日止
年之全年上限為合理，蓋其代表上文所述Paul Y Construction集團於截至二零零四
三十一日止以往四年為剩餘保華集團承辦之項目所產生之服務價值相符之平均
及預期剩餘保華集團所承接之物業發展項目數目方面之增長。

租賃協議

Paul Y Construction集團若干成員公司已與剩餘保華集團訂立租賃協議及安排，
於Paul Y Construction集團將保華集團擁有之辦公室物業及停車位用作辦公室或其
當中大部份現有租賃安排將繼續進行，其中部份則會於二零零五年及二零零六
可選擇重續。

於完成時，經擴大集團其中一間成員公司保華管理有限公司將與剩餘保華集團
司旋高有限公司及Gunnell Properties Limited訂立租賃協議，據此，剩餘保華集
主身份將保華企業中心內若干辦公室及停車位租予經擴大集團。租賃協議將取
賃安排，將由完成日期起至二零零七年三月三十一日止有效，可由訂約各方續

以下為經擴大集團將根據租賃協議向剩餘保華集團租用之辦公室物業及停車位

辦公室面積	總面積 (平方呎) (A)	月租 (每平方呎之價格) (B) 港元	月租支出 (C)=(A)X(B) 港元	管理月費 (每平方呎之價格) (D) 港元	管理月費支出 (E)=(A)X(D) 港元	(F
33樓(部份)	3,267	25.00	81,675.00	2.70	8,820.90	
17樓	15,980	8.50	135,830.00	2.70	43,146.00	
16樓	15,980	8.50	135,830.00	2.70	43,146.00	
12樓	15,980	8.30	132,634.00	2.70	43,146.00	
11樓	11,070	8.10	89,667.00	2.70	29,889.00	
1508-12室	6,350	9.00	57,150.00	2.70	17,145.00	
2105室	908	9.63	8,748.40	2.70	2,451.60	
小計	69,535		641,534.40		187,744.50	

停車位

固定位置(共2個)
非固定位置(共33個)

小計

辦公室物業及停車位之總月租及支出

辦公室物業及停車位之現金年租及支出

截至二零零四年三月三十一日止四年各年，剩餘保華集團根據現有租賃安
Construction集團收取之租金、空調費及樓宇管理費總額分別約為12,600,000港元
港元、11,000,000港元及8,600,000港元。樓宇管理費(包括於辦公時間內供應空
平方呎2.7港元。辦公時間以外之空調費為每小時300港元。過去兩年支付之
乃因為租金下降而租用辦公室面積亦有所減少所致。

董事建議於截至二零零七年三月三十一日止三年各年，經擴大集團根據租賃
保華集團支付之租金、空調費及樓宇管理費總額之全年上限將不超過12,000,
年上限乃參考以下因素釐定：(i)Paul Y Construction集團與剩餘保華集團之現行
(ii)租賃協議之條款；及(iii)獨立專業物業估值師所評估之現行市值租金，有

、主要供應保服
分廠問盈均則據
股東批准規定：
，據此，Paul Y
呂以總承包商、
室內裝修等工程
費將於發出建築
理由在於，目前
中國江蘇省南通
物業發展地盤。
供。根據建築服
工程而釐定)將按
，經濟大集團之
列明就各項目提
載之基準，包括
見則之規定。
至二零零七年三
餘保華集團提供
0港元、49,200,000
，並因而使Paul Y
建築服務之價值
止三年各年，Paul
務價值全年上限將
乃參考以下因素釐
向剩餘保華集團提
以往向剩餘保華
ction集團可以提供
宗散貨碼頭以及中
數，董事及Paul Y
三十一日止三年各
至二零零四年三月
符之平均金額，以
及安排，其內容關
公室或其他用途，
二零零六年屆滿並
保華集團之成員公
餘保華集團將以集
協議將取代現有租
訂約各方續訂。
業及停車位詳情：

管理費支出 (A)X(D) 港元	每月總計 (F)=(C)+(E) 港元
3,820.90	90,495.90
3,146.00	178,976.00
3,146.00	178,976.00
3,146.00	175,780.00
9,889.00	119,556.00
7,145.00	74,295.00
2,451.60	11,200.00
7,744.50	829,278.90

	月租 港元
	6,200.00
	86,500.00
	92,700.00
	921,978.90
	11,063,746.80

有租賃安排向Paul Y
,000港元、12,600,000
內供應空調)約為每
年支付之租金減少，
根據租賃協議向剩餘
為12,000,000港元。全
團之現行租賃安排；

(iii) 百慕達公司註冊處處長……

更改公司名稱將於百慕達公司註冊處處長登記於登記冊以取代現有公司名稱當日生效。其後，天網將遵照香港必需之登記備案程序行事。

更改公司名稱對股東之任何權利不會有任何影響。印上天網現有公司名稱之所有現有已發行股票於公司名稱更改後，將繼續為股份之所有權憑證，合併股份之股票將繼續為有效之買賣及交收憑證，股東之權利並不會因為更改公司名稱建議而受到影響。倘若更改公司名稱一事生效，其後發行之股票將印有新公司名稱而天網之證券將以新公司名稱在聯交所上進行買賣。更改公司名稱生效後即另有公佈發表。

預期時間表

下文載有股東特別大會之預期時間表。

二零零四年

寄發股東特別大會代表委任表格之截止時間	十二月二十日星期一上午十時正
股東特別大會	十二月二十二日星期三上午十時正
公佈股東特別大會結果	十二月二十三日星期四

股本重組、公開發售、收購協議及Hidden協議之完成、更改名稱、恢復買賣、實施股份合併、更改每手買賣單位股數、相關買賣安排及免費換領股票服務，以及更改股票簡稱之時間表將於適當時候再作公佈。

保華就天網股份之公眾持股量之承諾

保華已向聯交所承諾會為使到天網之公眾持股量回復至不少於25%而配售其持有之天網股權或在符合上市規則規定下採取或促使天網採取其他適當行動。保華又承諾，倘天網股份之公眾持股量不足25%或轉換會導致天網股份之公眾持股量不足25%，除非已作出安排使到緊隨轉換後天網可以符合最低公眾持股量規定，否則不會行使備用貸款可換股票據項下之轉換權。

暫停買賣

應天網要求，股份由二零零三年十月十六日上午九時三十分起一直在聯交所暫停買賣，蓋天網未能夠符合上市規則要求上市發行人具備足夠營運水平或擁有足夠價值之有形資產及/或能夠證明有足夠潛在價值以保證股份持續上市之無形資產之規定。天網於二零零三年十月十六日根據上市規則進入除牌程序之「第一階段」。根據上市規則，「第一階段」已於二零零四年四月十五日(即股份暫停買賣足六個月之日)屆滿而天網亦於同時進入除牌程序之「第二階段」。

天網股份之恢復買賣取決於以下條件能否達成：

(i) 獨立股東通過有關重組建議之決議案；

(ii) 達成完成重組建議之所有其他先決條件；

(iii) 天網集團任何成員公司被提出之一切清盤呈請(如有)獲撤銷；

(iv) 委任三名獨立非執行董事以符合上市規則第3.10及3.13條之規定；

(v) 公眾持股量回復至最少佔天網已發行股本之25%；及

(vi) 發表復牌公佈。

截至本公佈日期，天網集團之成員公司概無被提出任何清盤呈請，而其他條件則有待完成。聯交所已表明如其認為合適或會就復牌對天網施加額外條件。本公司將就天網股份何時恢復買賣另行發表公佈。

倘復牌建議未能落實，則除牌時間表將告恢復，並由二零零四年十月十五日起踏入除牌程序之第三階段。

一般事項

天網之董事會成員包括六名董事，其中(i)三名執行董事，分別為蔡永堅先生、胡永健先生及杜志先生；(ii)一名非執行董事駱志浩先生；及(iii)兩名獨立非執行董事，分別為張漢傑先生及吳偉雄先生。

保華之董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢溜先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

德祥之董事會成員包括九名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；及(ii)三名獨立非執行董事，分別為卓育賢先生、李傑華先生及黃錦昌先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	梅詩紅	盧漢華

香港，二零零四年十一月三十日

天網各董事對本公佈所載資料(有關保華集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關保華集團及德祥集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關保華集團及德祥集團之事項除外)，致使本公佈之任何內容(有關保華集團及德祥集團之內容除外)有所誤導。

保華各董事對本公佈所載資料(有關天網集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關天網集團及德祥集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關天網集團及德祥集團之事項除外)，致使本公佈之任何內容(有關天網集團及德祥集團之內容除外)有所誤導。

德祥各董事對本公佈所載資料(有關天網集團及保華集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關天網集團及保華集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關天網集團及保華集團之事項除外)，致使本公佈之任何內容(有關天網集團及保華集團之內容除外)有所誤導。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in Paul Y. - ITC Construction Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

RESTRUCTURING PROPOSAL OF SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED INVOLVING, INTER ALIA,

(1) DISPOSAL OF THE PAUL Y CONSTRUCTION GROUP AND HIDDEN ADVANTAGE INVESTMENTS LIMITED; AND

(2) UNDERWRITING OF OPEN OFFER OF SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED

RESULTING IN ACQUISITION OF INTERESTS IN SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED

DISCLOSEABLE TRANSACTION

30th November, 2004

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Acceptance Date"	a day falling 14 days from the Posting Date (or such other date as the Underwriter may agree in writing with Skynet) as the last date for acceptance of, and payment for, the Offer Shares
"Affiliate(s)"	in respect of a company, means any subsidiaries or holding companies of such company or any subsidiaries of any of the holding companies of such company
"Application Form(s)"	the form(s) of application of the Offer Shares
"Business Day"	a day on which banks are open for business in Hong Kong, other than a Saturday
"Capital and Share Premium Reduction"	the proposed cancellation of HK$0.018 of the paid-up capital on each issued Skynet Share and reduction of the nominal value of each issued Skynet Share from HK$0.02 to HK$0.002 and the cancellation of the entire amount standing to the credit of the share premium account of Skynet immediately before the Capital and Share Premium Reduction becomes effective
"Capital Reorganisation"	the proposed capital reorganisation of Skynet involving the Capital and Share Premium Reduction, the Subdivision, the Share Consolidation and the increase in authorised share capital
"Completion"	completion of the Disposal Agreement
"Concert Parties"	has the meaning ascribed thereto under the Takeovers Code
"Consents"	licences, consents, approvals, authorisations, permissions, waivers, orders or exemptions
"Consideration Shares"	400,000,000 new Consolidated Shares to be allotted and issued by Skynet credited as fully paid at HK$1.0 per Consolidated Share to Paul Y (or as it may direct) to satisfy the consideration for the Sale Shares and the Sale Loan
"Consolidated Share(s)"	ordinary share(s) of HK$0.5 each in the share capital of Skynet upon the Capital Reorganisation becoming effective
"Conversion Shares"	the Consolidated Shares to be issued upon conversion of the Facility Convertible Note
"Disposal"	the disposal of Paul Y Construction by the Company to Skynet contemplated under the Disposal Agreement
"Disposal Agreement"	the conditional sale and purchase agreement dated 29th March, 2004 entered into between Skynet and the Company as varied and supplemented by three supplemental agreements entered into between the same parties dated 25th June, 2004, 30th August, 2004 and 20th October, 2004 respectively, pursuant to which the Company has conditionally agreed to sell the Sale Shares and the Sale Loan to Skynet in consideration of the Consideration Shares
"Excluded Shareholders"	Overseas Shareholders whom the directors of Skynet consider their exclusion to be necessary or expedient on account either of the legal restrictions under the laws of the relevant place or the requirements of the relevant regulatory body or stock exchange in that place
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director

"Facility"	an unsecured loan facility of a principal amount of up to HK$100,000,000 to be made available by the Company to Skynet at Completion, the terms of which will include a right to convert the outstanding principal amount thereof into Consolidated Shares by the Company
"Facility Convertible Note"	the convertible note to be issued by Skynet upon draw down of the Facility entitling the holder thereof to convert the principal amount thereof up to HK$100,000,000 into new Consolidated Shares at an initial conversion price of HK$1.0 per Conversion Share, subject to adjustment
"Growing Success"	Growing Success Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Hidden"	Hidden Advantage Investments Limited, a company incorporated in the British Virgin Islands with limited liability and is beneficially wholly owned by Wellington which is in turn beneficially wholly owned by Mr. Lo Lin Shing, Simon, all of whom are independent of and not connected with the Company or its connected persons
"Hidden Agreement"	the conditional sale and purchase agreement dated 29th March, 2004 entered into between Skynet and the Company as supplemented and varied by three supplemental agreements entered into between the same parties dated 25th June, 2004, 30th August, 2004 and 20th October, 2004 respectively, pursuant to which the Company has agreed to dispose of the Hidden Interest to Skynet at a consideration of HK$113,600,000 to be satisfied by the issue of the Hidden Consideration Shares
"Hidden Consideration Shares"	113,600,000 new Consolidated Shares to be allotted and issued by Skynet credited as fully paid at HK$1.0 per Consolidated Share to Paul Y (or as it may direct) to satisfy the consideration for the Hidden Interest
"Hidden Group"	Hidden and its subsidiary
"Hidden Interest"	the entire issued share capital of Hidden together with the outstanding shareholder's loan due by Hidden to Wellington which, as at 30th June, 2004, was approximately HK$72.1 million
"Independent Shareholders"	Skynet Shareholders other than those who are interested in or involved in the Disposal Agreement, the Underwriting Agreement, the Hidden Agreement and the Facility Convertible Note (including the Company and its associates)
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability whose securities are listed on the Stock Exchange
"ITC Group"	ITC and its subsidiaries
"Latest Practicable Date"	26th November, 2004, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Lombard"	Lombard Asian Private Investment Company LDC., a limited duration company incorporated in the Cayman Islands and is a private equity investment fund managed by Lombard/APIC Management LDC with a principal objective of making direct, long term investments in established Asian companies

"Model Code"	Model Code for Securities Transactions by Directors of Listed Companies in the Listing Rules
"Offer Share(s)"	45,070,995 new Consolidated Share(s) to be issued under the Open Offer
"Open Offer"	the proposed offer by way of open offer of 5 Offer Shares for every 2 Consolidated Shares to Qualifying Shareholders of Skynet
"Overseas Shareholders"	Skynet Shareholders who, at the close of business on the Record Date, do not have addresses in Hong Kong on the register of members of Skynet
"Paul Y" or "Underwriter" or "Company"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Paul Y Construction"	Paul Y. - ITC Construction Holdings (B.V.I.) Limited, a company incorporated in the British Virgin Islands with limited liability and a wholly-owned subsidiary of the Company
"Paul Y Construction Group"	Paul Y Construction and its subsidiaries, excluding Paul Y. - ITC Management Limited and its subsidiaries which will be transferred to the Company pursuant to the restructuring to be implemented prior to Completion. Paul Y. Management Limited is a subsidiary of Paul Y. - ITC Management Limited but will not be transferred to Paul Y
"Paul Y Directors" or "Directors"	directors of the Company
"Paul Y Group"	the Company and its subsidiaries
"Paul Y Hidden Agreement"	the conditional sale and purchase agreement dated 27th March, 2004 entered into between Growing Success and Wellington as varied and supplemented by three supplemental agreements entered into between the same parties dated 29th March, 2004, 21st June, 2004 and 20th October, 2004 respectively, pursuant to which Growing Success agreed to acquire the Hidden Interest at a total consideration of HK$30,000,000 of which HK$10,000,000 will be satisfied in cash and HK$20,000,000 by the issue of 20,000,000 Consolidated Shares to Wellington out of the Hidden Consideration Shares
"PCPD"	Pacific Century Premium Developments Limited (formerly known as Dong Fang Gas Holdings Limited), a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange. PCPD and its ultimate controlling shareholder is independent of and not connected with the Company and its connected persons
"Posting Date"	the day falling on the fifth Business Day from the Record Date (or such other date as the Underwriter may agree in writing with Skynet) being the date on which the Prospectus Documents will be sent
"Preferred Shares"	671,657 convertible cumulative redeemable participative preferred shares issued by Skynet HK
"Prospectus Documents"	the prospectus and the Application Forms to be issued by Skynet to the Qualifying Shareholders in relation to the Open Offer
"Qualifying Shareholders"	Skynet Shareholders other than the Excluded Shareholders
"Record Date"	the date by reference to which entitlement under the Open Offer will be determined

"Reduced Share(s)"	share(s) of HK$0.002 each in the share capital of Skynet resulting from the Capital and Share Premium Reduction and the Subdivision but prior to the implementation of the Share Consolidation
"Remaining Paul Y Group"	the Paul Y Group, excluding the Paul Y Construction Group and the Skynet Group upon Completion
"Restructuring Proposal"	the restructuring proposal of Skynet involving the Capital Reorganisation, the Open Offer, the Disposal Agreement, the Hidden Agreement and the issue of the Facility Convertible Note
"Sale Loan"	the shareholder's loan owing by Paul Y Construction to the Company as at the date of Completion, the principal of which amounted to approximately HK$142.0 million as at 30th June, 2004
"Sale Shares"	the entire issued share capital of Paul Y Construction
"Settlement Date"	the second Business Day following the Acceptance Date
"SFC"	Securities and Futures Commission
"SFO"	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)
"Share Consolidation"	the proposed consolidation of every 250 Reduced Shares into one Consolidated Share
"Skynet"	Skynet (International Group) Holdings Limited, a company incorporated in Bermuda with limited liability whose shares are listed on the Stock Exchange
"Skynet Board"	the board of directors of Skynet
"Skynet Group"	Skynet and its subsidiaries
"Skynet HK"	Skynet Limited, a subsidiary indirectly owned as to approximately 68.9% by Skynet
"Skynet SGM"	the special general meeting of Skynet to be held to consider and approve, among others, the Capital Reorganisation, the Open Offer, the Disposal Agreement, the Hidden Agreement, the Whitewash Waiver, the change of name and the continuing connected transactions of Skynet
"Skynet Share(s)"	existing share(s) of HK$0.02 each in the capital of Skynet
"Skynet Shareholder(s)"	holder(s) of the Skynet Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivision"	the subdivision of each authorised but unissued Skynet Share into ten Reduced Shares
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreement"	the underwriting agreement dated 29th March, 2004 entered into between the Underwriter and Skynet in relation to the underwriting of the Underwritten Shares as varied and supplemented by three supplemental agreements entered into between the same parties dated 25th June, 2004, 30th August, 2004 and 20th October, 2004 respectively

"Underwritten Shares"	up to 45,070,995 Offer Shares, being all the Offer Shares to be issued under the Open Offer (on the basis of the issued share capital of Skynet of 4,507,099,957 Skynet Shares as at the date of the Underwriting Agreement and adjusted for the effect of the Share Consolidation)
"Wellington"	Wellington Equities Inc., a company incorporated in the Republic of Panama and beneficially wholly owned by Mr. Lo Lin Shing, Simon who is not a connected person (as defined under the Listing Rules) of the Company
"Whitewash Waiver"	a waiver of the obligation of the Company and its Concert Parties to make a mandatory general offer for all the issued securities of Skynet under Rule 26 of the Takeovers Code as a result of the issue of the Underwritten Shares, the Consideration Shares, the Hidden Consideration Shares and the Conversion Shares to the Company (or as it may direct) pursuant to the Restructuring Proposal

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Executive directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Non-executive director:
Cheung Ting Kau, Vincent

Independent non-executive directors:
Kwok Shiu Keung, Ernest
Chan Shu Kin
Chow Ming Kuen, Joseph

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

30th November, 2004

To the shareholders of the Company

Dear Sir/Madam,

RESTRUCTURING PROPOSAL OF SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED INVOLVING, INTER ALIA,

(1) DISPOSAL OF THE PAUL Y CONSTRUCTION GROUP AND HIDDEN ADVANTAGE INVESTMENTS LIMITED; AND

(2) UNDERWRITING OF OPEN OFFER OF SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED

RESULTING IN ACQUISITION OF INTERESTS IN SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED

DISCLOSEABLE TRANSACTION

INTRODUCTION

On 27th March, 2004, a wholly-owned subsidiary of Hidden conditionally agreed to acquire from Lombard all rights arising from the Preferred Shares (including the Lombard Claim (as defined in the section headed "Background of Skynet's liabilities towards Lombard and Hidden" of this circular)). On the same date, the Paul Y Hidden Agreement was entered into pursuant to which Growing Success conditionally agreed to acquire the Hidden Interest from Wellington for a total consideration of HK$30,000,000, of which HK$10,000,000 will be satisfied in cash and the remaining HK$20,000,000 by the issue of 20,000,000 Consolidated Shares out of the Hidden Consideration Shares.

On 29th March, 2004, the Company entered into the Disposal Agreement and the Hidden Agreement with Skynet in relation to the disposal of the Sale Shares together with the Sale Loan and the Hidden Interest by the Company to Skynet, which together will result in an acquisition by the Company of approximately 85.6% (excluding the 20,000,000 new Consolidated Shares out of the Hidden Consideration Shares to be issued to Wellington upon completion of Paul Y Hidden Agreement and any Conversion Shares which may be issued under the Facility Convertible Note, and assuming Paul Y does not take up any Offer Shares) of Skynet's issued share capital as enlarged by the issue of the Consideration Shares,

the Hidden Consideration Shares and the Offer Shares. On the same day, the Company also entered into the Underwriting Agreement, under which the Company agreed conditionally to fully underwrite the Open Offer proposed to be conducted by Skynet. Assuming no Skynet Shareholders accept the Offer Shares, Paul Y will hold approximately 93.4% of Skynet's issued share capital. Under the Disposal Agreement, the Company and Skynet will at Completion enter into an agreement for the provision of the non-revolving Facility by Paul Y to Skynet for the general working capital needs of the Paul Y Construction Group. Skynet, the Company and ITC made a joint announcement dated 4th June, 2004 in relation to these proposals.

The purpose of this circular is to provide you with more information on these transactions.

THE DISPOSAL AGREEMENT

Date

29th March, 2004

Parties

The Company (as vendor of the Sale Shares and Sale Loan)
Skynet (as purchaser of the Sale Shares and Sale Loan)

Subject matter of sale and purchase

The subject matter of sale and purchase is the Sale Shares, representing the entire issued share capital of Paul Y Construction, and the Sale Loan, representing the shareholder's loan owing by Paul Y Construction to the Company as at the date of Completion. The Sale Loan amounted to approximately HK$142.0 million as at 30th June, 2004. It is non-interest bearing, has no fixed term of repayment and is repayable at any time upon demand.

Prior to Completion, the Paul Y Construction Group will undergo an internal group reorganisation so that an existing direct subsidiary of Paul Y Construction, namely, Paul Y. - ITC Management Limited and its subsidiaries (except Paul Y. Management Limited which will remain in the Paul Y Construction Group and will not be transferred to the Company), which are not primarily engaged in the construction business, will be transferred to the Company at its net asset value thereby resulting in no gain/loss to the Paul Y Group. The principal businesses of Paul Y. - ITC Management Limited and its subsidiaries are the provision of management and financial services and investment holding of motor vehicles and vessels. Paul Y. Management Limited, whose principal business is the provision of management services, is the employer of the staff of the Paul Y Construction Group.

The Company has warranted to Skynet that as at the date of Completion, the sum of (i) the unaudited combined net asset value of the Paul Y Construction Group; and (ii) the Sale Loan shall be no less than HK$250,000,000 and the amount of the combined intangible assets included therein shall be no more than HK$15,000,000; and the Sale Shares and the Sale Loan shall be free from any mortgage, lien, pledge, charge, encumbrance or other security.

In the event that the sum of the combined net assets of the Paul Y Construction Group and the Sale Loan falls short of the warranted amount as revealed by the audit conducted on the balance sheet of the Paul Y Construction Group after the reorganisation as at the date of Completion by the auditors appointed by Skynet within three months from the date of the delivery of the completion accounts of the Paul Y Construction Group (which completion accounts shall be delivered within two months from the date of Completion), Skynet is entitled to demand that the Company pays for the shortfall on a dollar for dollar basis in cash. The audited combined net asset value of the Paul Y Construction Group as at 30th June, 2004 was HK$8,156,000 (which is extracted from the accountants' report on the Paul Y Construction Group included in the circular of Skynet dated 30th November, 2004) and the Sale Loan was HK$142,000,000 (which is extracted from the accountants' report on the Paul Y Construction Group included in the circular of Skynet dated 30th November, 2004). For illustrative purpose only, in the event that there is a shortfall at Completion, the amount of shortfall payable by the Company would be HK$99,844,000 based on the combined net asset value of the Paul Y Construction Group as at 30th June, 2004, which is expected to be satisfied out of internal resources.

The intangible assets of Paul Y Construction mainly represent the goodwill arising from acquisition of subsidiaries which form part of the Paul Y Construction Group. The Disposal Agreement does not specify a mechanism for circumstances where the combined intangible assets exceed HK$15,000,000. If there is a breach of the warranty, Skynet is entitled to claim for damages on losses suffered as a result of the combined intangible assets exceeding the agreed figure. Since the value of the combined intangible assets will be taken into account in the net asset value calculation, if the combined intangible assets are less than HK$15,000,000, the combined tangible assets have to be increased in order to meet the warranty.

Consideration

The consideration for the sale and purchase of the Sale Shares and the Sale Loan is HK$400,000,000, which will be satisfied by the issue and allotment of the Consideration Shares at an issue price of HK$1.0 per Consolidated Share (credited as fully paid) by Skynet to the Company (or as it may direct).

The 400,000,000 Consideration Shares represent approximately 22.19 times of Skynet's issued share capital (assuming the Share Consolidation has been effected) as at the Latest Practicable Date, approximately 95.7% of Skynet's issued share capital as enlarged by the issue of the Consideration Shares and approximately 69.4% of Skynet's issued share capital upon completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note). The number of Skynet Shares in issue as at the date of the Disposal Agreement and as at the Latest Practicable Date was 4,507,099,957 (equivalent to 18,028,399.8 Consolidated Shares). The Consideration Shares shall rank pari passu among themselves and with all Consolidated Shares in issue on Completion, save for entitlement to the Offer Shares.

The consideration was determined after arm's length negotiations between the parties taking into consideration the warranted value of HK$250,000,000 as at Completion for the aggregate sum of (i) the combined net asset value of the Paul Y Construction Group; and (ii) the Sale Loan by the Company under the Disposal Agreement, plus a premium of HK$150,000,000 to reflect the market standing, technical expertise and track record of the Paul Y Construction Group, including the various construction licences held by certain members of the Paul Y Construction Group, its specialised skills and track records in civil engineering and infrastructure works, its reputation in the local construction industry with an established client base, its management team which possesses extensive experience in the construction of industrial, commercial and residential buildings, and its good relationship with clients, sub-contractors and suppliers. The Company is of the view that it is market practice for the consideration on the transfer of a construction company to be determined by reference to the underlying assets value of the construction company together with a premium to reflect its unrecorded goodwill, market standing, valuable licences, technical expertise and track record.

The acquisition of interests in Skynet does not involve payment of cash by the Company. In return, the Company disposes of the Paul Y Construction Group to Skynet. The parties negotiated on this basis and commercially agreed that in the event that there is a shortfall on the warranted amount of the net asset value of the Paul Y Construction Group as described above, Skynet will be entitled to demand the Company to compensate it for the shortfall on a dollar for dollar basis. This is the commercial principle agreed by the parties in light of Skynet's financial position and the construction business to be disposed to Skynet.

Conditions

Completion is subject to the following conditions being fulfilled/waived:

(i) the passing of resolutions by the Skynet Shareholders at the Skynet SGM approving the Capital Reorganisation and the Capital Reorganisation becoming unconditional;

(ii) approval by the Independent Shareholders at the Skynet SGM of: (a) the acquisition of the Sale Shares and the Sale Loan; (b) the issue and allotment of the Consideration Shares to the Company (or as it may direct); (c) the entering into of the agreement for the provision of the Facility by the Company and the issue of the Facility Convertible Note; (d) the issue of the Conversion Shares upon exercise of the conversion rights attaching to the Facility Convertible Note; and (e) all other transactions contemplated under the Disposal Agreement;

(iii) the passing of an ordinary resolution by the Independent Shareholders at the Skynet SGM approving the Whitewash Waiver, the Executive granting the Whitewash Waiver and such a waiver not having been revoked or amended;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares to be issued pursuant to the Restructuring Proposal;

(v) the compliance with any other requirements of the Stock Exchange in relation to transactions contemplated under the Restructuring Proposal;

(vi) (where required) the Bermuda Monetary Authority granting its permission to the increase in the authorised share capital and the issue and allotment of the Consolidated Shares pursuant to the Restructuring Proposal;

(vii) the compliance of announcement and shareholders' approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to potential present and future transactions (such as the provision of construction, maintenance and project management services by the Paul Y Construction Group to the Remaining Paul Y Group and the leasing of certain office premises by the Skynet Group from the Remaining Paul Y Group) contemplated as at the date of the Disposal Agreement which will constitute continuing

connected transactions of Skynet, the Company and ITC (as the case may be) following Completion and in respect of any waivers relating thereto (if required under the Listing Rules), and the granting by the Stock Exchange of such waivers (if required under the Listing Rules) relating to those connected transactions on such terms as may be reasonably acceptable to Skynet, the Company and ITC (as the case may be);

(viii) the obtaining of all Consents from any relevant persons which are necessary or desirable in connection with the transfer of the Sale Shares and such Consents remaining in full force and effect at Completion;

(ix) the obtaining of all Consents from government or regulatory authorities or other third parties which are necessary or desirable in connection with the execution and performance of the Disposal Agreement and any of the transactions contemplated thereunder and such Consents remaining in full force and effect at Completion;

(x) the Company having obtained a legal opinion from a firm of Bermuda lawyers acceptable to it covering such issues and matters of laws and requirements in Bermuda in respect of Skynet and the Restructuring Proposal in such form and substance reasonably satisfactory to the Company;

(xi) completion of legal and financial due diligence on the Skynet Group to the reasonable satisfaction of the Company;

(xii) completion of legal and financial due diligence on the Paul Y Construction Group to the reasonable satisfaction of Skynet;

(xiii) all the Company's warranties being true and correct in all material respects as at the date of Completion;

(xiv) all the Skynet's warranties being true and correct in all material respects as at the date of Completion;

(xv) the Underwriting Agreement and the Hidden Agreement becoming unconditional in all respects (save for the condition requiring any of the aforesaid agreements and the Disposal Agreement to become unconditional); and

(xvi) the Shares or the Consolidated Shares (as the case may be) remaining listed on the Stock Exchange at all times from the date of the Disposal Agreement and up to the date of fulfilment or waiver (the "Fulfilment Date") of the last in time to be fulfilled of the conditions precedent and no indication being received on or before the Fulfilment Date from the SFC and/or Stock Exchange to the effect that the listing of the Shares or the Consolidated Shares (as the case may be) on the Stock Exchange will or may be withdrawn or objected to (save for the indication given by the Stock Exchange that Skynet has been placed into the delisting procedures) notwithstanding Completion.

Skynet may at any time waive in writing any of the conditions (xii) and/or (xiii). The Company may at any time waive in writing any of the conditions (iii), (x), (xi), (xiv) and/or (xvi). The Company has agreed not to waive condition (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligation under Rule 26 of the Takeovers Code if it waives condition (iii). The Company and Skynet may at any time jointly waive in writing condition (viii), (ix) and/or (xv) if it is agreed that the Consents which have not been obtained are not material to the business of the Skynet Group or the Paul Y Construction Group taken as a whole. Further announcement will be made upon completion of the transactions. Such announcement will contain details of any conditions which have been waived or fulfilled. As at the Latest Practicable Date, condition (vi) has been fulfilled and none of the other conditions has been waived or fulfilled.

Completion

Completion is to take place on the fifth Business Day after all the conditions precedent have either been fulfilled or waived. If any of the conditions precedent to Completion has not been fulfilled (or waived by the relevant parties) by 30th June, 2004 (or such other date as the parties to the Disposal Agreement may agree), the Disposal Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties shall cease and determine except for antecedent breaches. The parties to the Disposal Agreement have agreed to extend the long stop date to 31st January, 2005 as announced by the Company, Skynet and ITC jointly on 25th June, 2004 and 20th October, 2004. Further announcement will be made if the long stop date is further extended.

INFORMATION ON THE PAUL Y CONSTRUCTION GROUP

Paul Y Construction is wholly owned by the Company. It commenced business in Hong Kong in 1949 and has grown to become one of the leading construction and engineering groups in Hong Kong and China undertaking civil engineering, building construction and specialist works as well as pre-cast concrete product manufacturing.

The Paul Y Construction Group is an integrated engineering and construction service provider which excels in civil engineering works, foundation works, building construction, project management and construction management. It has a diversified client base composed of governmental departments, quasi government departments, utility undertakers and blue chips property developers.

Since its establishment, the Paul Y Construction Group has undertaken and completed various notable construction projects in Hong Kong, the PRC and the South East Asian region including the Ting Kau Bridge, the Eastern Harbour Tunnel, the tunnels and terminals of Mass Transit Railway, major private residential and commercial property developments and public housing developments. It possesses all major operating licences in Hong Kong, the PRC and Macau to tender and secure construction contracts of unrestricted contract value. The total value of the contracts on hand is approximately HK$9,000 million, with contract value of approximately HK$6,000 million to be completed.

The Paul Y Construction Group possesses multi-discipline engineering and construction capabilities covering marine reclamation, site formation, foundation engineering, reinforced concrete and steel structure, electrical and mechanical works and interior decorating. Such versatile capabilities enable it to offer total management solutions and to participate in all phases of the construction projects. The Paul Y Construction Group is constantly invited to tender for construction works of various nature by reputable clients. The total value of tenders currently submitted by the Paul Y Construction Group is in excess of HK$20,000 million. The total value of contracts on hand of approximately HK$9,000 million and value of tenders in excess of HK$20,000 million are all attributable to and undertaken by companies which form part of the Paul Y Construction Group to be disposed to Skynet.

The following is a summary of the audited financial information of the Paul Y Construction Group (which is extracted from the accountants' report on the Paul Y Construction Group included in the circular of Skynet dated 30th November, 2004):

	As at 30th June, 2004 *(HK$'000)*	**As at 31st March, 2004** *(HK$'000)*	**As at 31st March, 2003** *(HK$'000)*
Non-current assets	243,808	207,839	526,482
Current assets	1,239,067	1,493,378	1,464,645
Total assets	1,482,875	1,701,217	1,991,127
Current liabilities	1,222,614	1,345,157	1,393,838
Non-current liabilities	241,662	340,541	514,987
Minority interests	10,443	10,448	15,560
Net assets	8,156	5,071	66,742
Intangible assets	13,254	13,831	16,136
Net tangible (liabilities) assets	(5,098)	(8,760)	50,606
Shareholder's loan	142,000	230,413	295,375

	Three months ended 30th June, 2004 *(HK$'000)*	**For the year ended 31st March, 2004** *(HK$'000)*	**2003** *(HK$'000)*
Turnover	704,892	3,334,023	3,572,496
Profit (loss) before taxation	3,359	(69,293)	(264,414)
Taxation	(271)	6,883	10,113
Profit (loss) before minority interests	3,088	(62,410)	(254,301)
Minority interests	5	739	498
Profit (loss) for the period/year	3,093	(61,671)	(253,803)

THE FACILITY AND THE FACILITY CONVERTIBLE NOTE

Under the Disposal Agreement, the Company and Skynet will at Completion enter into an agreement for the provision of the non-revolving Facility by the Company (which is expected to be satisfied out of the Paul Y Group's internal resources) to Skynet for the general working capital needs of the Paul Y Construction Group. The principal terms of the Facility are summarised as follows:

Principal amount Up to HK$100,000,000

Availability Within 3 years from the date of Completion

Maturity date

Unless previously converted, the outstanding principal amount of the Facility Convertible Note (together with all unpaid and accrued interest) will be repaid by Skynet upon its maturity on the third anniversary of the date of the agreement for the provision of the Facility. The Facility Convertible Note will not be redeemable before the maturity date unless an event of default occurs.

Coupon

The Facility Convertible Note will pay a coupon from its date of issue at the rate of 1% above the 6 month HIBOR (Hong Kong Inter-bank Borrowing Rate) in Hong Kong dollars, which will be payable once every six months in arrears on the principal amount of the Facility Convertible Note outstanding from time to time.

Security None

Conversion rights

The outstanding principal amount of the Facility Convertible Note (in whole multiples of HK$100,000 or, if less, the then outstanding principal amount) may be converted into Conversion Shares at any time from the date of issue and up to the maturity date at the relevant conversion price (which is initially HK$1.0 per Conversion Share, subject to common events giving rise to an adjustment, namely, share subdivision, consolidation, bonus issues, rights issues, share issue, capital distribution, issue of convertible securities, etc., which have common adjustment mechanisms). No fraction of a Conversion Share will be issued on conversion but (except in cases where any such cash payment would amount to less than HK$10) a cash payment will be made to the holder of the Facility Convertible Note in respect of such fraction. Assuming that the entire principal amount of the Facility Convertible Note is converted at the initial conversion price of HK$1.0 per Conversion Share, a total of 100,000,000 Consolidated Shares will be issued. The 100,000,000 Conversion Shares represent approximately 17.3% of the issued share capital of Skynet immediately upon completion of the Restructuring Proposal and approximately 14.8% of the issued share capital of Skynet as enlarged by the conversion of the Facility Convertible Note in full. The number of Skynet Shares in issue as at the Latest Practicable Date were 4,507,099,957 Skynet Shares (equivalent to 18,028,399.8 Consolidated Shares).

Ranking of shares to be issued upon conversion

The Conversion Shares, when issued, will rank pari passu in all respects with all other Consolidated Shares in issue on the date of the conversion notice and will be entitled to all dividends, bonuses and other distributions the record date of which falls on a date on or after the date of the conversion notice. The Conversion Shares will not rank for the Open Offer.

Conversion price

The initial conversion price of HK$1.0 per Conversion Share, subject to adjustment in accordance with the terms of the Facility Convertible Note, was determined after arm's length negotiations. The initial conversion price of HK$1.0 per Conversion Share is the same as the subscription price per Offer Share and the issue price per Consideration Share and per Hidden Consideration Share.

Voting

The holder of the Facility Convertible Note will not be entitled to receive notice of, attend or vote at general meetings of Skynet by reason only of it being the holder of the Facility Convertible Note.

Transferability

Any assignment and/or transfer of the Facility Convertible Note is subject to (i) the conditions, (if required) approvals, requirements and any other provisions of or under the Stock Exchange (and any other stock exchange on which the Shares may be listed at the relevant time) or their rules and regulations and all applicable laws and regulations; and (ii) the approval of the Independent Shareholders in a general meeting of Skynet (if so required under the Listing Rules) if such assignment and/or transfer is made to a connected person (as defined in the Listing Rules). Skynet will notify the Stock Exchange if it becomes aware that the Facility Convertible Note is to be transferred to any other connected persons (as defined in the Listing Rules) of Skynet.

Listing

No application will be made for the listing of the Facility Convertible Note.

THE PAUL Y HIDDEN AGREEMENT

Background of Skynet's liabilities towards Lombard and Hidden

On 28th June, 2000, Lombard, Skynet and Skynet HK entered into an agreement for the subscription by Lombard of the Preferred Shares. The holder of the Preferred Shares was entitled to a fixed cumulative preference dividend at the rate of 0.5% per annum payable semi-annually in arrears. It was stipulated under the agreement that the Preferred Shares shall be redeemed on 17th July, 2003 at an amount which shall result in a 7% annual compounded yield over the subscription price of US$7.2 million (equivalent to approximately HK$56.2 million) including all dividends received. As described in the annual report of Skynet for the year ended 31st March 2003, it was claimed in the petition filed by Lombard on 24th October, 2002 (the "24/10 Petition") that Skynet HK was in breach of the shareholders' agreement relating to Skynet HK. As a result of such breach, Lombard would be entitled to demand the early redemption of the Preferred Shares for a sum of HK$93,600,000. It was further claimed that Skynet, as the guarantor under the subscription agreement dated 28th June, 2000 entered into between Skynet, Skynet HK and Lombard, had failed to cause Skynet HK to pay the redemption amount of HK$93,600,000 (the "Lombard Claim"). Lombard withdrew the 24/10 Petition and served another winding up petition (the "30/10 Petition") claiming the same on Skynet.

Various agreements including, among others, (i) a subscription agreement dated 15th May, 2000 (as supplemented by a supplemental agreement dated 29th June, 2000) pursuant to which Hidden agreed to subscribe for shares of Skynet HK; (ii) a deed of undertaking dated 15th May, 2000 pursuant to which Skynet has given certain undertakings to Hidden that the return of Hidden's investment in Skynet HK would not be less than US$16 million (equivalent to approximately HK$124.8 million); (iii) two shareholders' agreements of Skynet HK between certain of its shareholders; and (iv) certain option deeds (together, the "Hidden Prior Agreements") were entered into by Skynet and/or certain member(s) of the Skynet Group and/or shareholder(s) of Skynet HK with Hidden, details of which were set out in the joint announcement of Skynet dated 6th May, 2003. The deed of undertaking dated 15th May, 2000 regarding the return of Hidden's investment in Skynet HK is still subsisting (the "Hidden Claim") and the amount of compensation payable by Skynet to Hidden calculated in accordance with the provisions thereof is approximately HK$10.6 million.

On 27th March, 2004, a wholly-owned subsidiary of Hidden conditionally agreed to acquire from Lombard all the rights arising from the Preferred Shares (including the Lombard Claim) at a cash consideration of HK$10 million. By this, the Lombard Claim and the Hidden Claim were consolidated into the Hidden Group. Completion of the acquisition of the Lombard Claim and the Preferred Shares was subject to a number of conditions including, inter alia, the withdrawal of the 30/10 Petition by Lombard and the consent and waiver of the rights of certain other shareholders of Skynet HK to the sale of the Preferred Shares by Lombard. Following the entering into of such agreement, the 30/10 Petition filed by Lombard against Skynet was dismissed by the court on 29th March, 2004. On 7th May, 2004, upon satisfaction of all conditions the acquisition was completed.

The Paul Y Hidden Agreement

On 27th March, 2004, Growing Success entered into a conditional sale and purchase agreement with Wellington for the acquisition of the Hidden Interest, being the entire issued share capital of Hidden together with all outstanding shareholder's loan, for a total consideration of HK$30,000,000 of which HK$10,000,000 will be satisfied by cash and the remaining HK$20,000,000 by the issue of 20,000,000 Consolidated Shares to Wellington out of the Hidden Consideration Shares. Upon the signing of the Paul Y Hidden Agreement, the Company paid a deposit of HK$10,000,000 in cash which was funded from its own internal sources.

The total consideration of HK$30,000,000 was determined taking into account the net liabilities of Hidden of approximately HK$51,524,000 as at 31st March, 2004, the shareholder's loan of HK$72,100,000 due by Hidden to Wellington as at 27th March, 2004 and the consideration for the Hidden Interest of

HK$113,600,000 (to be satisfied by the issue of the Hidden Consideration Shares). The consideration represents a premium of HK$9,424,000 over the net asset value of the Hidden Group before shareholder's loan of HK$20,576,000 and a discount of HK$83,600,000 to the consideration of the Hidden Interest payable by Skynet to Paul Y by way of the Hidden Consideration Shares.

As at 30th June, 2004, the shareholder's loan due by Hidden to Wellington was approximately HK$72.1 million, which will be assigned by Wellington to Growing Success upon completion of the Paul Y Hidden Agreement which is expected to take place on the fifth business day after all its conditions precedent have been fulfilled.

Completion of the Paul Y Hidden Agreement is conditional upon (i) the Restructuring Proposal (or any component thereof which (if completed) would result in Paul Y becoming a controlling shareholder of Skynet) becoming unconditional save for any pre-conditions attaching thereto requiring the Paul Y Hidden Agreement to become unconditional; and (ii) Bright Villa Limited (a wholly-owned subsidiary of Hidden) having acquired from Lombard the Preferred Shares owned by Lombard. As at the Latest Practicable Date, the acquisition of the Preferred Shares has already been completed with the consideration fully satisfied by Bright Villa Limited through funding from Hidden by way of shareholder's loan.

The following is a summary of the audited financial information of Hidden and the Hidden Group (which is extracted from the accountants' report on the Hidden Group included in the circular of Skynet dated 30th November, 2004):

	Hidden Group	**Hidden**	
	As at	**As at 31st December,**	
	30th June, 2004	**2003**	**2002**
	HK$	*HK$*	*HK$*
Total assets	20,576,000	10,576,000	10,576,000
Net liabilities	(51,524,170)	(51,512,380)	(51,508,090)
Intangible assets	–	–	–
Net tangible liabilities	(51,524,170)	(51,512,380)	(51,508,090)
Shareholder's loan	72,100,170 *(Note)*	62,088,380	62,084,090

	Hidden Group	**Hidden**	
	6 months ended	**For the year ended 31st December,**	
	30th June, 2004	**2003**	**2002**
	HK$	*HK$*	*HK$*
Turnover	–	–	–
Loss before taxation	(11,790)	(4,290)	(4,290)
Taxation	–	–	–
Loss before minority interests	(11,790)	(4,290)	(4,290)
Minority interests	–	–	–
Loss for the period/year	(11,790)	(4,290)	(4,290)

Note: The amount included the shareholder's loan of HK$10,000,000 advanced by Wellington to Hidden for payment of the consideration to Lombard under the agreement for acquisition of the Lombard Claim and the Preferred Shares dated 27th March, 2004.

Hidden is beneficially wholly owned by Wellington which in turn is wholly owned by Mr. Lo Lin Shing, Simon. It is an investment holding company and does not have any material assets save for 1,091,545 ordinary shares in Skynet HK (representing 5.2% of the issued share capital of Skynet HK) at the cost of HK$62,070,000 financed by shareholder's loan and the Preferred Shares acquired from Lombard at the cost of HK$10,000,000 financed by shareholder's loan. Both Wellington and its ultimate beneficial owner are third parties independent of the Company and its connected persons (as defined under the Listing Rules). Hidden is an investment holding company whose principal assets are unlisted equity shares of Skynet HK of HK$10,576,000 (which represents the carrying value of the investment). As at 31st March, 2004, it also held HK$10,000,000 money in escrow for the acquisition of the Preferred Shares issued by Skynet HK to Lombard. As at the Latest Practicable Date, the acquisition of the Preferred Shares has been completed and the money held in escrow was released to Lombard for payment of the consideration of acquisition.

The significant net liabilities were due to impairment losses of HK$51,496,000 recognised on the investment in 1,091,545 ordinary shares in Skynet HK. The losses for the two years ended 31st December, 2003 and six months ended 30th June, 2004 represented general administrative expenses.

THE HIDDEN AGREEMENT

Date

29th March, 2004

Parties

Paul Y (as the vendor of the Hidden Interest)
Skynet (as the purchaser of the Hidden Interest)

Subject matter of sale and purchase

The subject matter of the sale and purchase is the Hidden Interest, representing the entire issued share capital of Hidden and the shareholder's loan due by Hidden to Growing Success as at the date of completion of the Hidden Agreement. The shareholder's loan due by Hidden to Wellington, its existing shareholder, was approximately HK$72.1 million as at 30th June, 2004, which will be assigned by Wellington to Growing Success upon completion of the Paul Y Hidden Agreement, and then assigned by Growing Success to Skynet upon completion of the Hidden Agreement.

Consideration

The consideration for the sale and purchase of the Hidden Interest is HK$113.6 million, which represents a premium of HK$93.0 million over the net asset value of the Hidden Group before shareholder's loan of HK$20.6 million, will be satisfied by the issue and allotment of the Hidden Consideration Shares at HK$1.0 per Consolidated Share to the Company (or as it may direct).

The Hidden Consideration Shares represent approximately 19.7% of the issued share capital of the Skynet upon completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note) and approximately 6.3 times of Skynet's existing issued share capital (assuming after the Share Consolidation) as at the Latest Practicable Date and approximately 86.3% of Skynet's issued share capital (assuming after the Share Consolidation) as enlarged by the issue of the Hidden Consideration Shares. The number of Skynet Shares in issue as at the date of the Hidden Agreement and as at the Latest Practicable Date was both 4,507,099,957 (equivalent to 18,028,399.8 Consolidated Shares).

The consideration was determined after arm's length negotiations having taken into account several claims by Lombard against Skynet and the Skynet Group's outstanding obligations to Hidden.

The issue price of the Hidden Consideration Shares of HK$1.0 each is the same as the subscription price of the Offer Shares and the issue price of the Consideration Shares.

The Hidden Consideration Shares shall rank pari passu among themselves and with all Consolidated Shares in issue, save for the entitlement to the Open Offer.

Conditions

Completion of the Hidden Agreement is subject to the following conditions being fulfilled/waived:

(i) the passing of resolutions by the Shareholders at the Skynet SGM approving the Capital Reorganisation and the Capital Reorganisation becoming unconditional;

(ii) approval by the Independent Shareholders at the Skynet SGM of (a) the acquisition by Skynet of the Hidden Interest; (b) the issue and allotment of the Hidden Consideration Shares to the Company (or as it may direct); and (c) all other transactions contemplated under the Hidden Agreement;

(iii) the passing of an ordinary resolution by the Independent Shareholders at the Skynet SGM approving the Whitewash Waiver, the Executive granting the Whitewash Waiver and such a waiver not having been revoked or amended;

(iv) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated Shares to be created pursuant to the Restructuring Proposal;

(v) the compliance of announcement and shareholders' approval requirements under the Listing Rules or otherwise of the Stock Exchange in relation to potential continuing connected transactions of Skynet, the Company and ITC (as the case may be) following completion of the Restructuring Proposal and in respect of any waivers relating thereto (if required under the Listing Rules), and the granting by the Stock Exchange of such waivers (if required under the Listing Rules) relating to those connected transactions on such terms as may be reasonably acceptable to Skynet, the Company and ITC (as the case may be);

(vi) the compliance with any other requirements of the Stock Exchange in relation to transactions contemplated under the Restructuring Proposal;

(vii) (where required) the Bermuda Monetary Authority granting its permission to the increase in the authorised share capital of Skynet and the issue and allotment of the Consolidated Shares to be created pursuant to the Restructuring Proposal;

(viii) the Company having obtained a legal opinion from a firm of Bermuda lawyers acceptable to it covering such issues and matters of laws and requirements in Bermuda in respect of the Restructuring Proposal in such form and substance reasonably satisfactory to the Company;

(ix) completion of legal and financial due diligence on the Skynet Group to the reasonable satisfaction of the Company;

(x) completion of legal and financial due diligence on Hidden and its subsidiary to the reasonable satisfaction of Skynet;

(xi) all the the Company's warranties being true and correct in all material respects as at the date of completion of the Hidden Agreement;

(xii) all the Skynet's warranties being true and correct in all material respects as at the date of completion of the Hidden Agreement;

(xiii) the Paul Y Hidden Agreement, the Underwriting Agreement and the Disposal Agreement becoming unconditional in all respects (save for the condition requiring any of the aforesaid agreements and the Hidden Agreement to become unconditional); and

(xiv) the Shares or the Consolidated Shares (as the case may be) remaining listed on the Stock Exchange at all times from the date of the Disposal Agreement and up to the date of fulfilment or waiver (the "Fulfilment Date") of the last in time to be fulfilled of the conditions precedent and no indication being received on or before the Fulfilment Date from the SFC and/or the Stock Exchange to the effect that the listing of the Shares or the Consolidated Shares (as the case may be) on the Stock Exchange will or may be withdrawn or objected to.

Skynet may at any time waive in writing condition (x) and/or (xi) and the Company may at any time waive in writing any of the conditions (iii), (viii), (ix), (xii) and/or (xiv). The Company has agreed not to waive condition (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligations under Rule 26 of the Takeovers Code if it waives condition (iii). The Company and Skynet may at any time jointly waive in writing condition (xiii). Further announcement will be made upon completion of the Hidden Agreement. Such announcement will contain details of any conditions which have been waived or fulfilled. As at the Latest Practicable Date, condition (vii) has been fulfilled.

Completion

Completion is to take place on the fifth Business Day after all the conditions precedent have either been fulfilled or waived and shall take place immediately after completion of the Paul Y Hidden Agreement and simultaneously upon Completion (or such other date as may be agreed between the parties to the Hidden Agreement). If any of the conditions precedent to completion has not been fulfilled (or waived by the relevant parties) on or before 30th June, 2004 (or such other date as may be agreed between the parties to the Hidden Agreement), the Hidden Agreement shall lapse and be terminated and thereafter all rights, obligations and liabilities of all parties shall cease and determine except for antecedent breaches. The parties to the Hidden Agreement have agreed to extend the long stop date to 31st January, 2005 as announced in joint announcements dated 25th June, 2004 and 20th October, 2004 issued by the Company, Skynet and ITC. Further announcement will be made if the long stop date is further extended.

CAPITAL REORGANISATION OF SKYNET

As part of the Restructuring Proposal, Skynet proposes to effect the Capital Reorganisation which will involve the Capital and Share Premium Reduction, the Subdivision, the Share Consolidation and the increase in authorised share capital.

It also proposes to conduct the Open Offer under which five Offer Shares will be offered to Qualifying Shareholders for every two Consolidated Shares. A total of 45,070,995 Offer Shares will be offered. Paul Y has agreed to underwrite the Offer Shares in the event that Skynet Shareholders do not take up their entitlements under the Open Offer.

UNDERWRITING AGREEMENT

Date:	29th March, 2004
Underwriter:	Paul Y, whose principal activities are set out under the section headed "Information on Paul Y and reasons and benefits of the investment in Skynet". Paul Y, through its wholly-owned subsidiary, Nation Cheer Investment Limited, is interested in 85 Skynet Shares, representing less than 0.0001% of the issued share capital of Skynet as at the Latest Practicable Date. Dr. Chan Kwok Keung, Charles, a director and substantial shareholder of both Paul Y and ITC, is deemed to be interested in the said 85 Skynet Shares by virtue of his 33.6% shareholdings in ITC which as at the Latest Practicable Date held approximately 49.6% interests in Paul Y. Save for the aforesaid, no connected person (as defined under the Listing Rules) of Paul Y is interested in any Skynet Shares.
Number of Underwritten Shares:	All the 45,070,995 Offer Shares to be offered under the Open Offer are fully underwritten.
Commission:	2% of the aggregate subscription price of the actual number of Offer Shares underwritten by the Underwriter, which will be a maximum of about HK$901,420. The 2% commission is in line with the market practice. The respective directors of Skynet and Paul Y consider the commission to be reasonable.

Undertaking to subscribe

As at the Latest Practicable Date, no person has undertaken to or indicated that he will not subscribe for his entitlement under the Open Offer.

Underwriting

Subject to the fulfillment of the conditions contained in the Underwriting Agreement, the Underwriter has agreed to underwrite all the Underwritten Shares. The amount payable by Paul Y to Skynet, if no Skynet Shareholder subscribes for any Offer Shares, is HK$44,169,575 (after 2% commission on the subscription price), which will be satisfied out of internal resources.

Termination of the Underwriting Agreement

The Underwriter may, by notice in writing, terminate its obligations under the Underwriting Agreement on the occurrence of certain events at any time on or before 4:00 p.m. on the second Business Day after the Acceptance Date, if in the reasonable opinion of the Underwriter:

(a) the success of the Open Offer would be affected by:

(i) the introduction of any new law or regulation or any change in existing law or regulation (or the judicial interpretation thereof) or other occurrence of any nature whatsoever which may in the reasonable opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Skynet Group as a whole or is materially adverse in the context of the Open Offer; or

(ii) the occurrence of any local, national or international event or change (whether or not forming part of a series of events or changes occurring or continuing before, and/or after the date thereof) of a political, military, financial, economic or other nature (whether or not ejusdem generis with any of the foregoing), or in the nature of any local, national and international outbreak or escalation of hostilities or armed conflict, or affecting local securities markets which may in the reasonable opinion of the Underwriter materially and adversely affect the business or the financial or trading position or prospects of the Skynet Group as a whole or materially and adversely prejudice the success of the Open Offer or otherwise makes inexpedient or inadvisable to proceed with the Open Offer; or

(iii) any material adverse change in the financial position of the Skynet Group as a whole; or

(iv) any act of God, war, riot, public disorder, civil commotion, fire, flood, explosion, epidemic or threatened epidemic, terrorism, strike or lock-out; or

(b) any material adverse change in market conditions (including, without limitation, a change in fiscal or monetary policy or foreign exchange or currency markets or suspension or restriction of trading in securities) occurs which in the reasonable opinion of the Underwriter is likely to materially and adversely affect the success of the Open Offer or otherwise makes it inexpedient or inadvisable to proceed with the Open Offer; or

(c) save for the matters disclosed to the Underwriter under or pursuant to the Disposal Agreement, the Skynet SGM circular or the prospectus when published contain information (either as to business prospects or the condition of the Skynet Group or as to its compliance with any laws or the Listing Rules or any applicable regulations) which has not prior to the date thereof been publicly announced or published by Skynet and which may in the reasonable opinion of the Underwriter be material to the Skynet Group as a whole and is likely to affect the success of the Open Offer.

Upon the giving of notice of termination, all obligations of the Underwriter under the Underwriting Agreement shall cease and determine and no party thereto shall have any claim against any other party in respect of any matter or thing arising out of or in connection with the Underwriting Agreement.

Conditions of the Underwriting Agreement

The Underwriting Agreement is subject to the following conditions being fulfilled/waived:

(i) the approval by resolution of the Independent Shareholders of the Open Offer at the Skynet SGM;

(ii) the Whitewash Waiver being approved by the Independent Shareholders by way of a poll at the Skynet SGM;

(iii) the Whitewash Waiver being granted by the Executive;

(iv) the signing by or on behalf of all of the directors of Skynet on or before the Posting Date of two copies of each of the Prospectus Documents;

(v) the delivery on or before the Posting Date of one such signed copy of each of the Prospectus Documents to the Underwriter;

(vi) if required under the Companies Ordinance, the delivery to the Stock Exchange and the registration with the Registrar of Companies in Hong Kong respectively on or prior to the Posting Date of one copy of each of the Prospectus Documents each duly certified by the directors of Skynet in compliance with section 342C(1) of the Companies Ordinance and otherwise complying with the requirements of the Companies Act, Companies Ordinance and the Listing Rules;

(vii) the posting on the Posting Date of copies of the Prospectus Documents to the Qualifying Shareholders;

(viii) compliance by Skynet with all its obligations under the Underwriting Agreement;

(ix) the Listing Committee of the Stock Exchange (a) agreeing to grant listing of, and permission to deal in, the Offer Shares either unconditionally or subject to conditions which Skynet and the Underwriter accept and the satisfaction of such conditions (if any) by no later than the Posting Date; and (b) not having withdrawn or revoked such listings and permission on or before 4:00 p.m. on the Settlement Date;

(x) the Capital Reorganisation becoming unconditional;

(xi) each of the Hidden Agreement and the Disposal Agreement becoming unconditional in all respects (save as the condition requiring any or all of the aforesaid agreements becoming unconditional and/or the obligations of the Underwriter under the Underwriting Agreement not being terminated);

(xii) compliance with the requirements under the applicable laws and regulations of Hong Kong and Bermuda; and

(xiii) the obligations of the Underwriter under the Underwriting Agreement relating to the Open Offer not being terminated in accordance with the terms thereof.

Conditions (ii), (iii), (viii) and (xi) can be waived by the Company. The Company has agreed not to waive conditions (ii) and (iii) unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligation under Rule 26 of the Takeovers Code if it waives conditions (ii) and (iii). If the above conditions have not been satisfied or in the event that conditions (ii), (iii), (viii) and (xi) have not been satisfied and/or waived in whole or in part by the Underwriter on or before the time and dates as specified in the Underwriting Agreement (or such other date as Skynet and the Underwriter may mutually agree) or if the Underwriting Agreement shall be terminated as described above, all obligations and liabilities of the parties thereto shall cease and determine and the Restructuring Proposal, including the Open Offer, will not proceed. Further announcements will be made upon completion of the transaction. Such announcement will contain details of any conditions which has been fulfilled or waived. As at the Latest Practicable Date, none of the above conditions has been fulfilled or waived.

COMPARISON OF THE ISSUE PRICE OF THE NEW CONSOLIDATED SHARES

All new Consolidated Shares to be issued pursuant to the Restructuring Proposal, including the Offer Shares, the Consideration Shares and the Hidden Consideration Shares, will be issued at HK$1.00 per Consolidated Share. The initial conversion price for each Conversion Share will also be HK$1.00.

The issue price of HK$1.00 per Consolidated Share represents:

(i) a discount of 60.0% to the theoretical closing price of HK$2.50 for each Consolidated Share based on the closing price of HK$0.01 per Skynet Share, being the minimum trading price allowable under the trading system of the Stock Exchange, on 15th October, 2003, being the last trading day (the "Last Trading Day") immediately before suspension in trading of the Skynet Shares on 16th October, 2003;

(ii) a discount of 60.0% to the average theoretical closing price of HK$2.50 for each Consolidated Share for the 10 trading days ended on the Last Trading Day; and

(iii) a discount of approximately 30% to the theoretical ex-right price of approximately HK$1.43 per Consolidated Share, which is calculated on the basis of the theoretical closing price of HK$2.5 for each Consolidated Share based on the closing price of HK$0.01 per share on the Last Trading Day.

The issue price for the new Consolidated Shares to be issued pursuant to the Open Offer, the Disposal Agreement and the Hidden Agreement has been determined after arm's length negotiations between Skynet and the Company. In agreeing to the issue price of HK$1.00 per Consolidated Share, Skynet and the Company have taken into consideration, among other things, the suspension in trading of the Skynet Shares on the Stock Exchange since 16th October, 2003, the audited consolidated net tangible liabilities of Skynet of approximately HK$107.6 million as at 31st March, 2003, the large number of new Consolidated Shares to be issued pursuant to the Restructuring Proposal, and the fact that the last reported closing price of HK$0.01 of the Skynet Shares may not truly reflect the fair market value of the Skynet Shares since the trading system of the Stock Exchange does not permit any share quotation below HK$0.01. The audited consolidated net liabilities of Skynet as at 31st March 2004 was HK$119.1 million.

INFORMATION ON SKYNET

The Skynet Group is principally engaged in the import and sale of marble and granite products, the provision of installation services for marble and granite products and the provision of information technology services. Due to the adverse financial position of the Skynet Group and its tight liquidity position, Skynet Group's principal operation has been significantly scaled down.

The following table sets out a summary of the audited consolidated results of Skynet for the three years ended 31st March, 2004:

	For the year ended 31st March,		
	2004	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*
Turnover	1,511	51,366	46,644
Loss before taxation	(11,140)	(115,015)	(219,053)
Loss after taxation and minority interests	(11,534)	(96,916)	(190,441)

The audited consolidated net liabilities of Skynet were approximately HK$119.1 million as at 31st March, 2004. The audited consolidated net liabilities per Share was approximately HK$0.026 as at 31st March, 2004. The assets and liabilities of the Skynet Group after completion of the Restructuring Proposal will be consolidated into the Paul Y Group.

For illustrative purpose only and by reference to the respective audited financial statements of the Paul Y Construction Group at 30th June 2004 (which is extracted from the accountants' report on the Paul Y Construction Group included in the circular of Skynet dated 30th November, 2004) and the Skynet Group as at 31st March, 2004 (which is extracted from the annual report of Skynet for the year ended 31st March, 2004) after taking into account the effect of the Restructuring Proposal, the unaudited pro forma adjusted net tangible assets of the Skynet Group on completion of the Restructuring Proposal will be HK$250,252,000, which is calculated as follows:

	As at 31st March, 2004		
	Audited	**Adjustments**	**Pro forma**
	HK$'000	*HK$'000* *(Note)*	*HK$'000*
Net (liabilities) tangible assets	(119,094)	369,346	250,252

Note:

Following the completion of the Restructuring Proposal, adjustments will be included as follows:

	HK$'000
Estimated net proceeds from Open Offer	44,000
Acquisition of 100% equity interest in Paul Y Construction	(5,098)
Acquisition of 100% equity interest in Hidden	(51,524)
Reversal of provision for guarantee to repay redemption sum of a subsidiary's preferred shares	93,600
Estimated expenditure in connection with the Restructuring Proposal	(5,000)
Elimination of investment in Skynet HK and release of contingent liabilities	(20,576)
Elimination of amount due to ultimate holding company – Hidden Group	72,100
Elimination of loans from the Remaining Paul Y Group	142,000
Shortfall of warranted amount of HK$250,000,000 as explained under the section headed "THE DISPOSAL AGREEMENT" on page 7 of this circular	99,844
	369,346

Shareholding Structure of Skynet

Upon completion of the Restructuring Proposal, the Company will hold an interest of more than 75% in Skynet and there will be less than 25% Consolidated Shares in the hands of the public. In order to restore the public float of Skynet, Skynet has on 30th August, 2004 entered into a placing agreement (the "Placing Agreement") with Tai Fook Securities Company Limited (as placing agent) in relation to a placing of 141,530,000 Consolidated Shares at a placing price of HK$1.00 per Consolidated Share.

Paul Y has given an undertaking to the Stock Exchange to place out its shareholding interest in Skynet or to do or to procure Skynet to do any other acts (subject to compliance with the Listing Rules) which are considered appropriate to restore the public float of Skynet to not less than 25%. Paul Y has undertaken not to exercise the conversion rights under the Facility Convertible Note if there is a shortfall in the public float of 25% or to the extent such conversion will lead to the public float of Skynet falling below 25% unless arrangements have been made for the restoration of the public float of Skynet immediately after such conversion.

The Company will ensure compliance with the Listing Rules in the event that it is required to sell the Consolidated Shares or if Skynet is required to issue new Consolidated Shares which will result in deemed disposal of interest in subsidiaries by the Company.

Set out below is the shareholding table of Skynet showing the shareholding structure of Skynet immediately after completion of the Capital Reorganisation, the Disposal Agreement, the Hidden Agreement, the Placing Agreement and the Open Offer and before and after the conversion of the Facility Convertible Note:

	Shareholding as at the Latest Practicable Date		Upon completion of Capital Reorganisation		Upon completion of the Restructuring Proposal (before draw down of Facility) and assuming subscription by Skynet Shareholders of Offer Shares of				Upon completion of the Restructuring Proposal (before draw down of Facility) and Placing Agreement (assuming all the 141,530,000 Consolidated Shares are placed out) assuming subscription by Skynet Shareholders of Offer Shares of				Upon full conversion of the Facility Convertible Note at initial conversion price of HK$1.00 per Consolidated Share			
					0% of		100% of		0% of		100% of		0% of		100% of	
	Skynet Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)	Consolidated Shares	(%)
Paul Y																
- Existing Skynet Shares held	85	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
- Offer Shares	-	-	-	-	45,070,995.0	7.8	-	-	45,070,995.0	6.3	-	-	45,070,995.0	5.5	-	-
- Consideration Shares	-	-	-	-	400,000,000.0	69.4	400,000,000.0	69.4	400,000,000.0	55.7	400,000,000.0	55.7	400,000,000.0	49.0	400,000,000.0	49.0
- Hidden Consideration Shares *(Note 1)*	-	-	-	-	93,600,000.0	16.2	93,600,000.0	16.2	93,600,000.0	13.0	93,600,000.0	13.0	93,600,000.0	11.4	93,600,000.0	11.4
- Conversion Shares	-	-	-	-	-	-	-	-	-	-	-	-	100,000,000.0	12.2	100,000,000.0	12.2
Wellington *(Note 1)*	-	-	-	-	20,000,000.0	3.5	20,000,000.0	3.5	20,000,000.0	2.8	20,000,000.0	2.8	20,000,000.0	2.4	20,000,000.0	2.4
Sub-total	85	-	-	-	558,670,995.0	96.9	513,600,000.0	89.1	558,670,995.0	77.8	513,600,000.0	71.5	658,670,995.0	80.5	613,600,000.0	75.0
PCPD	1,020,036,735	22.6	4,080,146.0	22.6	4,080,146.0	0.7	14,280,511.0	2.5	4,080,146.0	0.6	14,280,511.0	2.0	4,080,146.0	0.5	14,280,511.0	1.7
Other public shareholders	3,487,063,137	77.4	13,948,253.8	77.4	13,948,253.8	2.4	48,818,883.8	8.4	13,948,253.8	1.9	48,818,883.8	6.8	13,948,253.8	1.7	48,818,883.8	6.0
Placees	-	-	-	-	-	-	-	-	141,530,000.0	19.7	141,530,000.0	19.7	141,530,000.0	17.3	141,530,000.0	17.3
Total	4,507,099,957	100.0	18,028,399.8	100.0	576,699,394.8	100.0	576,699,394.8	100.0	718,229,394.8	100.0	718,229,394.8	100.0	818,229,394.8	100.0	818,229,394.8	100.0
Public float	3,487,063,137	77.4	13,948,253.8	77.4	38,028,399.8 *(Note 2)*	6.6	83,099,394.8 *(Note 2)*	14.4	179,558,399.8 *(Note 2)*	25.0	224,629,394.8 *(Note 2)*	31.3	179,558,339.8 *(Note 2)*	21.9	224,629,394.8 *(Note 2)*	27.4

Notes:

1. Pursuant to the Paul Y Hidden Agreement, Paul Y has agreed to transfer 20,000,000 Consolidated Shares out of the Hidden Consideration Shares to Wellington upon completion of the Paul Y Hidden Agreement.

2. Being the sum of the shareholding interests of Wellington, PCPD, other public shareholders and the placees.

The following chart shows the shareholding structure of Skynet as at the Latest Practicable Date:


PCPD
Public
22.6%
77.4%
Skynet
68.9%
Skynet HK

The following chart shows the shareholding structure of Skynet immediately upon completion of the Restructuring Proposal but before the conversion of the Facility Convertible Note (assuming no other changes in the shareholding structure of Skynet since the Latest Practicable Date):


Dr. Chan Kwok Keung, Charles
33.6%
Aeneas Capital Management LP as Investment Manager
49.6%
ITC
Wellington
14.0%
the Company
PCPD
Other public shareholders (Notes 3)
Offer Shares (Notes 4)
0.7% (Note 2)
2.4%
85.6% (Note 1)
3.5%
Skynet
7.8%
77.3%
Skynet HK

Notes:

1. Being the total of approximately 16.2% represented by the Hidden Consideration Shares (excluding the 20,000,000 Consolidated Shares assigned to Wellington) and approximately 69.4% represented by the Consideration Shares.

2. Assuming PCPD does not take up any of its entitlement under the Open Offer.

3. Such interest represents the diluted shareholding of the existing shareholders (excluding PCPD) before taking into account any subscription under the Open Offer.

4. Only the existing Shares will rank for the Open Offer. Paul Y is the underwriter of the Open Offer. The above structure has not taken into account the Offer Shares allocation between the existing shareholders and Paul Y as the underwriter.

Trading in the Skynet Shares on the Stock Exchange has been suspended at the request of Skynet with effect from 9:30 a.m. on 16th October, 2003 as Skynet is unable to comply with the requirements under rule 13.24 of the Listing Rules which require listed issuers to carry out a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Skynet Shares. Skynet was placed into the "first stage" of the delisting procedure on 16th October, 2003 pursuant to the Listing Rules. The "first stage" lapsed and the "second stage" of the delisting procedure commenced on 15th April, 2004, being six months following the suspension of trading in the Skynet Shares. Trading in the Skynet Shares on the Stock Exchange will remain suspended pending (i) Skynet being able to demonstrate to the Stock Exchange that the Skynet Group has a sufficient level of operations or have tangible assets of sufficient value and/or intangible assets for which a sufficient potential value can be demonstrated to warrant the continued listing of the Skynet Shares; and (ii) restoration of the public float of Skynet to not less than 25%.

INFORMATION ON PAUL Y AND REASONS AND BENEFITS OF THE INVESTMENT IN SKYNET

The principal activities of the Paul Y Group include building construction, civil engineering, specialist works, property development and investment, development and investment in infrastructure projects, and manufacturing and trading of construction materials. In addition, the Paul Y Group holds investments in major associates including Downer EDI Limited ("Downer") and China Strategic Holdings Limited ("China Strategic "). It is not a principal activity of the Paul Y Group to act as underwriter.

Save (i) for the transactions contemplated under the Disposal Agreement, the Underwriting Agreement and the Hidden Agreement; (ii) that Mr. Cheung Hon Kit, a common director of both Skynet and the Company, holds 400 shares in the Company but does not have any shareholding interest in Skynet; and (iii) that the Company holds 85 Skynet Shares through a wholly-owned subsidiary as at the Latest Practicable Date, the Company and Skynet are independent from each other.

The Company is of the opinion that the Skynet Group's existing business of trading and installation of marble and granite products is viable in view of the gradual recovery of the property market and is complementary to the Paul Y Group's construction business. Upon completion of the Disposal Agreement, the Hidden Agreement and the Open Offer, the Company will become the holding company of Skynet, and Skynet will become a subsidiary of the Company. The acquisition of interest in Skynet is of synergistic value to the Company and represents a vertical extension of the business of the Paul Y Group enabling it to provide a fuller range of construction materials and services to its clients. After injection of the Paul Y Construction Group into Skynet which will lead to an acquisition of interests in Skynet, Skynet's principal business will continue its existing operations of marble and granite products trading and installation business while expand into the construction business. There is no current intention of the Company to dispose of its interests in Skynet in the short term save for any action necessary to restore the public float of Skynet.

The Directors are of the opinion that the terms of the Underwriting Agreement, the Disposal Agreement, the Facility Convertible Note, the Paul Y Hidden Agreement and the Hidden Agreement are fair and reasonable. The Company will finance the subscription under the Underwriting Agreement and the Facility (where relevant) from the Paul Y Group's (excluding the Paul Y Construction Group) internal resources. Decisions will be made as to whether funding (whether in respect of subscription or shortfall on warranted amount of the Paul Y Construction Group) will be sourced from internal resources as and when the need arises. The consideration of the Paul Y Hidden Agreement has been satisfied by the HK$10 million cash deposit paid and the issue of 20,000,000 Consolidated Shares to Wellington out of the Hidden Consideration Shares.

Immediately after completion of the Restructuring Proposal, the Paul Y Construction Group will remain as subsidiaries within the Company through its interest in Skynet. Principal activities of the Remaining Paul Y Group are property development and investment, development and investment in infrastructure projects. Property investment includes the Paul Y. Centre which has a book value and market value (according to a valuation conducted by independent professional valuer) of approximately HK$645 million and HK$650 million respectively as at 31st March, 2004. Investment in infrastructure projects comprises the Paul Y Group's 54% interest in Jiangsu Yangtong Investment and Development Co. Ltd. which is a sino-foreign equity joint venture company established to build and operate a bulk handling sea port at Yangkou Port. The aggregate investment and capital commitment of the Remaining Paul Y Group in this joint venture company amounts to approximately HK$520 million so far. In addition, the Remaining Paul Y Group holds investments in major associates including Downer and China Strategic.

EFFECT OF THE TRANSACTIONS ON THE COMPANY

As set out in the shareholding table of Skynet on page 20, upon completion of the Restructuring Proposal (before draw down of the Facility) and the Placing Agreement (assuming all the 141,530,000 Consolidated Shares are placed out), Paul Y will retain an indirect equity interest of about 68.7% (assuming all Skynet Shareholders take up their entitlement under the Open Offer) to 75% (assuming Paul Y underwrite all the Offer Shares) in the Paul Y Construction Group. The results, assets and liabilities of the Paul Y Construction Group will still be consolidated in the Paul Y Group's financial statements subsequent to Completion. In this respect, the impact on the Paul Y Group after the completion of the transactions will be the attributable amount of the minority interests of about 25% to 31.3% on the earnings, assets and liabilities of the Paul Y Construction Group.

In accordance with the accounting practices in Hong Kong, for illustrative purpose only and by reference to the respective audited financial statements of the Paul Y Construction Group as at 30th June, 2004 and the Skynet Group as at 31st March, 2004 (as extracted from a circular of Skynet dated 30th November, 2004), there will be an amount of HK$57,985,000, calculated as follows, capitalised as goodwill in the Paul Y Group's balance sheet:

	HK$'000
Amount of cash paid for acquiring the Hidden Interest	10,000
Value of the Paul Y Construction Group as at 30th June, 2004, which comprises of the Sale Shares of HK$8,156,000 and Sale Loan of HK$142,000,000	150,156
Subscription money for the Underwritten Shares under the Open Offer	44,100
Shortfall of warranted amount of HK$250,000,000	99,844
Consideration given for acquisition of the Skynet Group	304,100
Net assets value of the Skynet Group on completion of the Restructuring Proposal as extracted from the Pro Forma Statement of Assets and Liabilities of the Skynet Group included in the circular of Skynet dated 30th November, 2004	413,506
Less: Goodwill arising on acquisition of the Paul Y Construction Group	(150,000)
	263,506
Attributable (93.4%) net tangible assets value of the Skynet Group acquired by Paul Y	246,115
Goodwill on acquisition of the Skynet Group	57,985

There is no profit and loss to be recognized by Paul Y from the Disposal Agreement, the Paul Y Hidden Agreement and the Hidden Agreement, and the goodwill arisen will be amortized in the books of the Paul Y Group on straight line basis over its useful economic life of twenty years subject to any impairment losses which shall be recognized immediately. The amount of annual charge was estimated at HK$2.9 million.

The estimated cash outflow of the Paul Y Group, excluding professional and legal expenses, comprises the following:

1. HK$10 million to acquire the Hidden Interest;

2. A maximum amount of approximately HK$44.1 million for the Open Offer;

3. A maximum amount of HK$100 million for the Facility;

4. For illustrative purpose only and by reference to the audited financial statements of Paul Y Construction Group as at 30th June, 2004, the shortfall on the warranted net assets pursuant to the Disposal Agreement amounts to approximately HK$99.8 million; and

5. The repayment of amount due to the Paul Y Construction Group of HK$47 million as at 30th June, 2004.

Set out below, for illustrative purpose only, is an analysis of the possible material cash inflow and outflow of the Remaining Paul Y Group during the period from 1st April, 2004 to 31st March, 2007:

	HK$'000
Bank balances and cash as at 31st March, 2004	30,058
Possible Cash Inflow	
Proceeds from disposal of the shopping arcade at Wanchai in April 2004	61,200
Repayment of shareholders loan by the Paul Y Construction Group from April to June 2004	88,413
Advances from the Paul Y Construction Group from April to June 2004	46,973
Proceeds on exercise of option over shares in Downer *(Note 1)* (8.75 million shares at A$2.2 and exchange rate of AUD1: HK$5.67)	109,148
Repayment of loan by China Velocity Group Limited (repayment by instalments with final maturity on 30th June, 2005)	130,000
Refinancing of the Paul Y. Centre *(Note 2)* (based on 50% of the property valuation of HK$650 million)	325,000
Repayment of loans by China Strategic, Hanny Holdings Limited, Wing On Travel (Holdings) Limited and Banyan Profits Limited (all these loans are repayable on demand)	482,809
Marketable securities *(Note 3)* (based on 258,820,000 shares of China Strategic at HK$0.48 and 51,169,000 shares of Downer (exclude the option shares) at AUD4.2 and exchange rate of AUD1: HK$5.67)	1,342,000
Total	2,615,601

Possible Cash Outflow

	HK$'000
Acquisition of the property at Lang De Dong in October 2004	31,000
Acquisition of the property in Taishan, Guangdong Province in October 2004	12,000
Underwriting of the Open Offer of Skynet	44,100
Repayment of advances from the Paul Y Construction Group	46,973
Shortfall of warranted amount of HK$250,000,000 (based on warranted amount of HK$250,000,000 less the shareholders fund and shareholders loan of HK$8,156,000 and HK$142,000,000 respectively as at 30th June, 2004)	99,844
Facility made available to Skynet in the 3 year period from completion	100,000
Sea port development (payable in stages during the period from April 2004 to June 2006) (comprises of HK$396,000,000 consideration and US$16,000,000 registered share capital contribution)	520,800
Repayment of Paul Y. Centre mortgage loan *(Note 2)*	364,000
Total	1,218,717

Notes:

(1) Paul Y has granted call options to members of Downers' management over 8.75 million shares of Downer. The option exercise price is AUD2.2 per share. The options were exercised on 27th October, 2004.

(2) The Remaining Paul Y Group has a mortgage loan of approximately HK$364 million secured over the Paul Y. Centre. The last instalment is a bullet repayment of HK$270 million in January 2007. With the current market value of the Paul Y. Centre being HK$650 million and the good payment records of Paul Y, subject to market condition, the Paul Y Group is confident that refinancing of the mortgage loan can be obtained in early 2007.

(3) At present, all such securities are free from encumbrances. Subject to market condition, Paul Y can realise them in the markets into cash.

As the assets and liabilities of the Skynet Group after Completion will be consolidated into the Paul Y Group and the estimated cash outflow is expected to be financed by the Paul Y Group's internal resources, there is no significant impact on the Paul Y Group's gearing and liquidity. There will have no significant impact on the Paul Y Group's assets and liabilities as the turnover and gross profit for the year ended 31st March, 2004 and assets and liabilities (excluding the Lombard Claim as this will be eliminated upon completion of the Restructuring Proposal) as at 31st March, 2004 of the Skynet Group represent less than 1% of the corresponding amounts of the Paul Y Group. The impact on the profit and loss of the Paul Y Group is the amortization expense of the goodwill arising from the Disposal Agreement, the Paul Y Hidden Agreement and the Hidden Agreement, and the minority interest on the profit and loss of the Skynet Group after Completion which shall reflect the synergistic value arising from the vertical extension of the business of the Paul Y Group.

In order to provide a clearer picture of the assets and liabilities of the Remaining Paul Y Group, the following proforma statement has been prepared for reference. Such proforma statement of assets and liabilities was prepared on the basis as if Paul Y Construction Group was not a member of Paul Y Group as at 31 March 2004.

	HK$'000
NON-CURRENT ASSETS	
Investment properties	515,000
Property, plant and equipment	274,238
Interests in associates	1,398,380
Investments in securities	1,481
Unsecured loans receivable	50,000
Deferred tax assets	2,248
Other long term investments	8,480
	2,249,827
CURRENT ASSETS	
Debtors, deposits and prepayments	227,689
Amounts due from associates	175,973
Amounts due from related companies	238,268
Unsecured loans receivable	196,215
Investments in securities	39,374
Taxation recoverable	4,150
Bank balances and cash	30,058
	911,727
CURRENT LIABILITIES	
Creditors and accrued expenses	111,399
Amounts due to associates	92,127
Taxation payable	1,056
Bank borrowings due within one year	31,102
	235,684
NET CURRENT ASSETS	676,043
TOTAL ASSETS LESS CURRENT LIABILITIES	2,925,870
NON-CURRENT LIABILITIES	
Bank borrowings due after one year	337,000
Provision for long service payments	1,727
Deferred tax liabilities	51,755
	390,482
NET ASSETS	2,535,388

TAKEOVERS CODE IMPLICATIONS OF THE RESTRUCTURING PROPOSAL

As set out in the shareholding table above, immediately after completion of the Restructuring Proposal (but before conversion of the Facility Convertible Note), assuming (i) the Company is required to take up all the Underwritten Shares; and (ii) there are no other changes in the shareholding structure of Skynet since the Latest Practicable Date, the Company and its Concert Parties will be interested in 558,670,995 Consolidated Shares, representing approximately 96.9% of the then voting rights of Skynet. Assuming conversion in full of the Facility Convertible Note at the initial conversion price of HK$1.0 per Consolidated Share, the Company and its Concert Parties will be interested in a maximum of 658,670,995 Consolidated Shares, representing approximately 97.3% of the then voting rights of Skynet. Accordingly, the Company and its Concert Parties will be obliged under the Takeovers Code to make a mandatory general offer to acquire all the issued securities of Skynet other than those already owned by the Company and its Concert Parties, unless the Whitewash Waiver is obtained.

It is one of the conditions precedent of each of the Underwriting Agreement, the Disposal Agreement and the Hidden Agreement that the Whitewash Waiver be obtained. Application has been made to the Executive by the Company and its Concert Parties for the Whitewash Waiver pursuant to Note 1 of the Notes on dispensation from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted, will be subject to, among others, the approval of the Independent Shareholders by way of a poll. If the Whitewash Waiver is not obtained for any reason, the Underwriting Agreement, the Disposal Agreement and the Hidden Agreement will not become unconditional, unless the Company agreed to waive the condition on the Whitewash Waiver. The Company has agreed not to waive the condition on the Whitewash Waiver unless it shall have demonstrated to the satisfaction of its financial adviser that it has sufficient financial resources to fulfil its general offer obligation under Rule 26 of the Takeovers Code. The Company has undertaken that it shall make an offer for all the securities of Skynet and shall comply with its obligations under the Takeovers Code if it waives the condition on the Whitewash Waiver.

None of the Company or any of its Concert Parties had dealt in the Skynet Shares in the six month period immediately before the Latest Practicable Date.

APPOINTMENT OF NEW DIRECTORS TO THE SKYNET BOARD

All existing executive directors of Skynet will resign upon Completion. The Disposal Agreement provides that with effect immediately after Completion, the Company will be entitled to nominate not less than half of the directors to the Skynet Board and it is the intention of the Company to appoint new directors to the Skynet Board immediately after Completion. All appointment of new directors to Skynet will be made in compliance with the Listing Rules and the Takeovers Code in effect from time to time.

Yours faithfully
For and on behalf of the board of
Paul Y. - ITC Construction Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Paul Y Group. The Paul Y Directors collectively and individually accept full responsibility for the accuracy of the information (other than information relating to the Skynet Group or ITC Group) contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts, the omission of which would make any statement herein misleading.

The information in this circular relating to the Skynet Group and the ITC Group (including, inter alia, the Capital Reorganisation, Open Offer, the accountants' report on the Hidden Group and the annual report of Skynet for the year ended 31st March, 2004, the information contained in the section headed "Background of Skynet's liabilities towards Lombard and Hidden" and "Information on Skynet", in the respective circular of Skynet and ITC dated 30th November, 2004) has been extracted or summarized from information provided by Skynet and ITC at the request of Paul Y or from publicly available information. The Paul Y Directors, having made all reasonable enquiries, collectively and individually accept responsibility for the accuracy of the extracts or summaries of such information. As the disposal of interests in the Company by ITC was effected in October, 2004, the effect of such disposal is not reflected in the audited accounts of ITC for the year ended 31st March, 2004. The Company ceased to be a subsidiary of ITC on 20th October, 2004.

DISCLOSURE OF INTERESTS

(A) Directors' interests and short positions in shares, underlying shares and debentures

As at the Latest Practicable Date, the interests and short positions of the Paul Y Directors and chief executives of Paul Y in the shares, underlying shares and debentures of Paul Y or any associated corporations (within the meaning of Part XV of the SFO), which were required to be notified to Paul Y and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) and the Model Code and which were required to be entered in the register kept by Paul Y pursuant to section 352 of the SFO were as follows:

(a) ***Interests and short positions in the shares, underlying shares and debenture of Paul Y***

Name of Paul Y Director	Capacity	Long position/ short position	No. of shares of Paul Y held	Approximate % of the existing issued share capital of Paul Y
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.86%
Cheung Hon Kit	Beneficial owner	Long position	400	0.00%
Law Man Wah, Conrad	Beneficial owner	Long position	6,445	0.00%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 678,791,961 shares in Paul Y by virtue of his shareholding in Chinaview International Limited ("Chinaview"). Galaxyway Investments Limited ("Galaxyway"), a wholly-owned subsidiary of Chinaview, owned approximately 33.58% of the issued ordinary share capital of ITC which in turn owned the entire issued share capital of ITC Investment Holdings Limited ("ITC Investment"). Hollyfield Group Limited ("Hollyfield"), a wholly-owned subsidiary of ITC Investment, owned these shares.

(b) ***Interests and short positions in the shares, underlying shares and debenture of China Strategic Holdings Limited ("China Strategic")***

Name of Paul Y Director	Capacity	Long position/ short position	No. of shares of China Strategic held	Approximate % of the existing issued share capital of China Strategic
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	258,819,795	29.36%

Note: Dr. Chan Kwok Keung, Charles was deemed to be interested in 258,819,795 shares in China Strategic by virtue of his shareholding in Chinaview which in turn indirectly owned approximately 33.58% of the issued ordinary share capital of ITC. ITC indirectly owned approximately 49.58% of the issued share capital of Paul Y. Calisan Developments Limited, an indirect wholly-owned subsidiary of Paul Y, owned these shares.

China Strategic is an associated corporation, within the meaning of Part XV of the SFO, of Paul Y.

Save as disclosed above, as at the Latest Practicable Date, none of the Paul Y Directors or chief executives of Paul Y, had, under Divisions 7 and 8 of Part XV of the SFO, nor were they taken to or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of Paul Y or any associated corporations (within the meaning of Part XV of the SFO) or any interests which are required to be entered into the register kept by Paul Y pursuant to section 352 of the SFO or any interests which are required to be notified to Paul Y and the Stock Exchange pursuant to the Model Code.

(B) Interests and short positions of substantial shareholders/other persons recorded in the register kept under the SFO

As at the Latest Practicable Date, so far as is known to the Paul Y Directors and the chief executives of Paul Y, the following parties had an interest or short position in the shares and underlying shares of Paul Y which would fall to be disclosed to Paul Y under the provisions of Divisions 2 and 3 of Part XV of the SFO:

(a) Interests and short positions of substantial shareholders in shares and underlying shares of Paul Y

Name	Capacity	Long position/ short position	No. of shares of Paul Y held	Approximate % of the existing issued share capital of Paul Y
Chan Kwok Keung, Charles	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Chan Kwok Keung, Charles	Beneficial owner	Long position	11,840,896	0.86%
Ng Yuen Lan, Macy	Interest of spouse *(Note)*	Long position	690,632,857	50.44%
Chinaview	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Galaxyway	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
ITC	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
ITC Investment	Interest of controlled corporation *(Note)*	Long position	678,791,961	49.58%
Hollyfield	Beneficial owner *(Note)*	Long position	678,791,961	49.58%
Aeneas Capital Management LP as Investment Manager	Investment manager	Long position	191,404,000	13.98%

Note: Hollyfield, a wholly-owned subsidiary of ITC Investment which was, in turn a wholly-owned subsidiary of ITC, owned 678,791,961 shares in Paul Y. Galaxyway, a wholly-owned subsidiary of Chinaview, owned 33.58% of the issued ordinary share capital of ITC. Dr. Chan Kwok Keung, Charles owned the entire issued share capital of Chinaview. ITC Investment was deemed to be interested in the said 678,791,961 shares in Paul Y held by Hollyfield. Ms. Ng Yuen Lan, Macy, the spouse of Dr. Chan Kwok Keung, Charles, was deemed to be interested in the said 678,791,961 shares in Paul Y held by Hollyfield and 11,840,896 shares in Paul Y held directly by Dr. Chan Kwok Keung, Charles.

(b) Interests and short positions of other persons in shares and underlying shares of Paul Y

Name	Capacity	Long position/ short position	No. of shares of Paul Y held	Approximate % of the existing issued share capital of Paul Y
Deutsche Bank Aktiengesellschaft	Security interest	Long position	175,159,189	12.79%
Deutsche Bank Aktiengesellschaft	Beneficial owner	Long position	19,928,000	1.46%

(C) Substantial shareholding in other members of the Paul Y Group

As at the Latest Practicable Date, so far as is known to the Paul Y Directors and the chief executives of Paul Y, the following parties, other than a Paul Y Director or chief executive of Paul Y, are persons who are, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Paul Y Group:

Name of subsidiary	Name of shareholder	%of the existing issued share capital
D & C Engineering (H.K.) Limited	Artery Construction Management Limited	45.0%
Hamker Concrete Products Limited	Lau Kwok Cheung	15.0%
Jiangsu Yangtong Investment and Development Co., Ltd.	Jiangsu Yangkou Port Investment and Development Co., Ltd.	40.0%
Paul Y. - CREC Engineering Co., Limited	China Railway Engineering Corporation	30.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%

Save as disclosed above, the Paul Y Directors and the chief executives of Paul Y are not aware that there is any party who, as at the Latest Practicable Date, had an interest or short positions in the shares and underlying shares of Paul Y which would fall to be disclosed to Paul Y under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Paul Y Group or had any options in respect of such shares.

SERVICE CONTRACTS

None of the Paul Y Directors has entered into any service contracts with any member of the Paul Y Group which is not terminable by the Paul Y Group within one year without any payment of compensation, other than statutory compensation.

LITIGATION

Paul Y has made a claim against an ex-shareholder under a guarantee to recover losses incurred by an associated company of Paul Y amounting to approximately HK$123.7 million. Paul Y has commenced court proceedings on 9th June, 2000 against the ex-shareholder to recover these losses together with interest and other expenses incurred. The Paul Y Directors, having taken legal advice, believe that the suit is valid and losses can fully be recovered from the ex-shareholder.

The ex-shareholder has commenced proceedings on 4th March, 2004 against Paul Y alleging that Paul Y failed to minimize the losses of the associated company and claiming damages to the extent of that failure together with interest and other expenses. Pursuant to the judgement of the Court of First Instance delivered on 3rd September, 2004, the Company has successfully struck out the Statement of Claim filed by the ex-shareholder in the aforesaid proceedings which have now been dismissed.

Save as disclosed above, no member of the Paul Y Group was engaged in any litigation or claim of material importance to the Paul Y Group and no litigation or claim of material importance to the Paul Y Group is known to the Paul Y Directors to be pending or threatened against any member of the Paul Y Group as at the Latest Practicable Date.

GENERAL

a. The qualified accountant of Paul Y is Mr. Lee Hon Chiu, CPA, FCCA.

b. The secretary of Paul Y is Ms. Mui Ching Hung, Joanna, A.C.S., A.C.I.S.

c. The registered office of Paul Y is at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda and the principal place of business of Paul Y in Hong Kong is at 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

d. The principal share registrars and transfer office of Paul Y is Butterfield Fund Services (Bermuda) Limited of Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda and the branch share registrar and transfer office of Paul Y is Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong.

e. The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

此乃要件　請即處理

閣下如對本通函各方面**有任何疑問**，應諮詢持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下保華德祥建築集團有限公司證券，請立即將本通函送交買主或承讓人或經手買賣或轉讓之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

天網(國際集團)有限公司之重組建議，涉及(其中包括)

(1) 出售PAUL Y CONSTRUCTION集團及 HIDDEN ADVANTAGE INVESTMENTS LIMITED；及

(2) 包銷天網(國際集團)有限公司之公開發售

導致收購天網(國際集團)有限公司權益

須予披露交易

二零零四年十一月三十日

目　錄

釋義

於本通函內，除文義另有所指外，以下詞語具有下列涵義：

「接納日期」	指	寄發日期起計足14日之日(或包銷商可能與天網書面同意之其他日期)，作為接納發售股份及繳付股款之最後日期
「聯屬公司」	指	就公司而言，指該公司之任何附屬公司或控股公司，或該公司之控股公司之任何附屬公司
「申請表格」	指	發售股份之申請表格
「營業日」	指	香港銀行一般開門營業之日(不包括星期六)
「削減股本及股份溢價賬」	指	建議註銷每股已發行天網股份之繳足股本0.018港元及將每股已發行天網股份之面值由0.02港元削減至0.002港元，以及緊接削減股本及股份溢價賬生效前註銷天網股份溢價賬中全部進賬額
「股本重組」	指	天網擬進行涉及削減股本及股份溢價賬、拆細、股份合併及增加法定股本之股本重組建議
「完成」	指	完成出售協議
「一致行動人士」	指	具有收購守則就該詞彙所賦予之涵義
「同意書」	指	許可證、同意書、批文、授權、准許、豁免、命令或免除
「代價股份」	指	天網將按每股合併股份1.0港元向保華(或按其指示)配發及發行之400,000,000股入賬列作繳足股款之新合併股份，以支付銷售股份及銷售貸款之代價
「合併股份」	指	於股本重組生效時，天網股本中每股面值0.5港元之普通股
「轉換股份」	指	備用貸款可換股票據轉換時將予發行之合併股份
「出售事項」	指	根據出售協議本公司擬向天網出售Paul Y Construction
「出售協議」	指	天網與本公司於二零零四年三月二十九日訂立之有條件買賣協議(經相同訂約方分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之三份補充協議所修改及補充)，據此，本公司已有條件同意以代價股份為代價向天網出售銷售股份及銷售貸款
「除外股東」	指	天網董事認為經考慮根據有關地區法律之法律限制或當地有關監管機關或證券交易所之任何規定必須或適宜不包括在內之海外股東
「執行理事」	指	證監會企業融資部之執行理事及執行理事之任何代表

「備用貸款」	指	完成時保華向天網提供本金額最多達100,000,000港元之無抵押備用貸款融通額度，其條款包括本公司有權將當中未償還之本金額轉換為合併股份
「備用貸款可換股票據」	指	提取備用貸款時天網將予發行之可換股票據，其持有人有權以每股轉換股份1.0港元之初步轉換價（可予調整）將最多100,000,000港元本金額轉換為新合併股份
「Growing Success」	指	Growing Success Limited，一家於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司
「Hidden」	指	Hidden Advantage Investments Limited，一家於英屬處女群島註冊成立之有限公司，由Wellington實益全資擁有，而Wellington則由魯連城先生實益全資擁有，彼等均為與本公司或其關連人士並無關連之獨立人士
「Hidden協議」	指	天網與本公司於二零零四年三月二十九日訂立之有條件買賣協議（經相同訂約方分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之三份補充協議所補充及修改），據此，本公司同意向天網出售Hidden權益，並以發行Hidden代價股份支付113,600,000港元之代價
「Hidden代價股份」	指	天網將按每股合併股份1.0港元向保華（或按其指示）配發及發行之113,600,000股入賬列作繳足股款之新合併股份以支付Hidden權益之代價
「Hidden集團」	指	Hidden及其附屬公司
「Hidden權益」	指	Hidden之全部已發行股本連同Hidden欠Wellington之未償還股東貸款，於二零零四年六月三十日約值72,100,000港元
「獨立股東」	指	於出售協議、包銷協議、Hidden協議及備用貸款可換股票據中有利害關係或參與其事之人士（包括本公司及其聯繫人士）以外之天網股東
「德祥」	指	德祥企業集團有限公司，一家於百慕達註冊成立之有限公司，其證券於聯交所上市
「德祥集團」	指	德祥及其附屬公司
「最後實際可行日期」	指	二零零四年十一月二十六日，即本通函付印前為確認本通函所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「Lombard」	指	Lombard Asian Private Investment Company LDC.，於開曼群島註冊成立之有限期公司，並為由Lombard/APIC Management LDC管理之私人股票投資基金，其主要目的為於已成立之亞洲公司作直接及長期投資

「標準守則」	指	上市規則所載上市公司董事進行證券交易的標準守則
「發售股份」	指	根據公開發售將予發行之45,070,995股新合併股份
「公開發售」	指	擬以公開發售方式向天網之合資格股東提呈就每2股合併股份發售5股發售股份
「海外股東」	指	於記錄日期營業時間結束時在天網股東名冊內並無香港地址之天網股東
「保華」或「包銷商」或「本公司」	指	保華德祥建築集團有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「Paul Y Construction」	指	Paul Y. - ITC Construction Holdings (B.V.I.) Limited，一家於英屬處女群島註冊成立之有限公司，為本公司之全資附屬公司
「Paul Y Construction集團」	指	Paul Y Construction及其附屬公司，不包括根據於完成前將落實之重組而將轉移予本公司之保華德祥管理有限公司及其附屬公司。保華管理有限公司為保華德祥管理有限公司之附屬公司，但不會轉讓予保華
「保華董事」或「董事」	指	本公司董事
「保華集團」	指	本公司及其附屬公司
「保華Hidden協議」	指	Growing Success與Wellington於二零零四年三月二十七日訂立之有條件買賣協議（經相同訂約方分別於二零零四年三月二十九日、二零零四年六月二十一日及二零零四年十月二十日訂立之三份補充協議所修改及補充），據此，Growing Success同意以總代價30,000,000港元收購Hidden權益，當中10,000,000港元將以現金支付， 20,000,000港元則會以自Hidden代價股份中向Wellington發行20,000,000股合併股份之方式支付
「盈大地產」	指	盈科大衍地產發展有限公司（前稱東方燃氣集團有限公司），一家於百慕達註冊成立之有限公司，其股份在聯交所上市。盈大地產及其最終控股股東為與本公司及其關連人士概無關連之獨立人士
「寄發日期」	指	記錄日期起計第五個營業日之日（或包銷商可能與天網書面同意之其他日期），即寄送招股文件當日
「優先股」	指	Skynet HK發行之671,657股可換股累計可贖回參與優先股
「招股文件」	指	天網就公開發售將向合資格股東發出之招股書及申請表格
「合資格股東」	指	除外股東以外之天網股東
「記錄日期」	指	確定可獲公開發售下配額之參考日期

釋 義

「減值股份」	指	天網股本中藉削減股本及股份溢價賬和拆細方式產生惟在未實行股份合併前之每股面值0.002港元之股份
「剩餘保華集團」	指	於完成時之保華集團，不包括Paul Y Construction集團及天網集團
「重組建議」	指	天網之重組建議，涉及股本重組、公開發售、出售協議、Hidden協議及發行備用貸款可換股票據
「銷售貸款」	指	Paul Y Construction於完成日期欠負保華之股東貸款，此貸款於二零零四年六月三十日之本金額約為142,000,000港元
「銷售股份」	指	Paul Y Construction之全部已發行股本
「結算日期」	指	接納日期後第二個營業日
「證監會」	指	證券及期貨事務監察委員會
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份合併」	指	每250股減值股份合併為一股合併股份之建議
「天網」	指	天網(國際集團)有限公司，一家於百慕達註冊成立之有限公司，其股份於聯交所上市
「天網董事會」	指	天網之董事會
「天網集團」	指	天網及其附屬公司
「Skynet HK」	指	Skynet Limited，天網間接擁有約68.9%權益之附屬公司
「天網股東特別大會」	指	天網將召開以考慮及批准(其中包括)天網之股本重組、公開發售、出售協議、Hidden協議、清洗豁免、更改名稱及持續關連交易之股東特別大會
「天網股份」	指	天網股本中每股面值0.02港元之現有股份
「天網股東」	指	天網股份之持有人
「聯交所」	指	香港聯合交易所有限公司
「拆細」	指	拆細每股法定惟尚未發行之天網股份為十股減值股份
「收購守則」	指	香港公司收購及合併守則
「包銷協議」	指	包銷商及天網就包銷股份之包銷於二零零四年三月二十九日訂立之包銷協議(經相同訂約方分別於二零零四年六月二十五日、二零零四年八月三十日及二零零四年十月二十日訂立之三份補充協議所修改及補充)

「包銷股份」	指	最多45,070,995股發售股份，即公開發售下之全部發售股份(按包銷協議日期天網已發行股本有4,507,099,957股天網股份之基準計算並就股份合併之影響作出調整)
「Wellington」	指	Wellington Equities Inc.，一家於巴拿馬共和國註冊成立之公司，並由魯連城先生實益全資擁有，魯連城先生並非本公司之關連人士(定義見上市規則)
「清洗豁免」	指	豁免本公司及與其一致行動人士於收購守則第26條下之責任，免於因根據重組建議向本公司(或按其指示)發行包銷股份、代價股份、Hidden代價股份及轉換股份而須就天網全部已發行證券提出強制性全面收購建議

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

執行董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮

非執行董事：
張定球

獨立非執行董事：
郭少強
陳樹堅
周明權

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

天網(國際集團)有限公司之重組建議，涉及(其中包括)

(1) 出售PAUL Y CONSTRUCTION集團及 HIDDEN ADVANTAGE INVESTMENTS LIMITED；及

(2) 包銷天網(國際集團)有限公司之公開發售

導致收購天網(國際集團)有限公司權益

須予披露交易

緒言

於二零零四年三月二十七日，Hidden之全資附屬公司有條件同意向Lombard收購全部來自優先股之權益(包括Lombard申索(定義見本通函「天網欠Lombard及Hidden債務之背景」一節))。同日，保華Hidden協議訂立，據此，Growing Success有條件同意以總代價30,000,000港元向Wellington收購Hidden權益，其中10,000,000港元將以現金支付，其餘20,000,000港元將以發行Hidden代價股份中之20,000,000股合併股份之方式支付。

二零零四年三月二十九日，本公司與天網訂立出售協議及Hidden協議，內容為有關本公司向天網出售銷售股份以及銷售貸款與Hidden權益，將合共構成本公司收購天網經發行代價股份、Hidden代價股份及發售股份擴大之已發行股本(不包括將於保華Hidden協議完成時自發行予Wellington之Hidden代價股份中撥出之20,000,000股新合併股份及根據備用貸款可換

股票據而可能發行之任何轉換股份及假設保華並無承購任何發售股份)約85.6%之權益。同日，本公司亦訂立包銷協議，據此，本公司有條件同意對天網擬進行之公開發售作全面包銷。假設並無天網股東接納發售股份，保華將持有天網已發行股份約93.4%。根據出售協議，本公司與天網將於完成時訂立一份協議，據此，本公司將向天網提供非循環備用貸款以用作Paul Y Construction集團之一般營運資金。天網、本公司及德祥於二零零四年六月四日就此等建議發表聯合公佈。

本通函旨在向閣下提供有關此等交易之進一步資料。

出售協議

日期

二零零四年三月二十九日

訂約方

本公司(作為銷售股份及銷售貸款之賣方)
天網(作為銷售股份及銷售貸款之買方)

買賣之主體

買賣之主體為銷售股份，亦即Paul Y Construction之全部已發行股本，及銷售貸款，亦即Paul Y Construction於完成日期欠負本公司之股東貸款。於二零零四年六月三十日之銷售貸款約為142,000,000港元，其為不計利息、且無指定還款期及可隨時要求還款。

完成前，Paul Y Construction集團將進行內部集團重組，以使Paul Y Construction一間現有直接附屬公司(即保華德祥管理有限公司)及其並非以建築業務為主要業務之附屬公司(不包括將繼續留在Paul Y Construction集團而不會轉移予本公司之保華管理有限公司)將按其資產淨值轉移予本公司，故保華集團不會因此而錄得任何收益／虧損。保華德祥管理有限公司及其附屬公司之主要業務為提供管理及金融服務以及汽車及船舶之投資控股。保華管理有限公司之主要業務為提供管理服務，其為Paul Y Construction集團員工之僱主。

本公司已向天網保證，於完成日期，(i)Paul Y Construction集團之未經審核合併資產淨值；及(ii)銷售貸款之總和將不少於250,000,000港元，而其中所包括之合併無形資產將不會多過15,000,000港元；且銷售股份及銷售貸款將不附帶任何按揭、留置權、質押、押記、產權負擔或其他抵押品。

倘若Paul Y Construction集團之合併資產淨值與銷售貸款之總和，未達天網委任之核數師於Paul Y Construction集團之完成賬目之交付日期(須於完成日期起計兩個月內交付完成賬目)起計三個月內，對Paul Y Construction集團於重組後而截至完成日期之資產負債表所進行之審核工作所顯示之保證金額，則天網有權要求保華按實際金額基準以現金支付短欠金額。截至二零零四年六月三十日，Paul Y Construction集團之經審核合併資產淨值為8,156,000港元(節錄自天網日期為二零零四年十一月三十日之通函內有關Paul Y Construction集團之會計師報告)，銷售貸款為142,000,000港元(節錄自天網日期為二零零四年十一月三十日之通函內有關Paul Y Construction集團之會計師報告)。僅為方便說明起見，倘若完成時出現上述短欠，根據Paul Y Construction集團截至二零零四年六月三十日之合併資產淨值計算，本公司可能須支付之短欠額為99,844,000港元並預期將以內部資源撥付。

Paul Y Construction之無形資產主要代表收購附屬公司(屬Paul Y Construction集團之一部份)產生之商譽。出售協議並無就合併無形資產超出15,000,000港元之情況訂明處理機制。如有違反保證，天網有權就合併無形資產超出協定金額而蒙受之損失追討損害賠償。由於在計算資產淨值時合併無形資產之價值將包括在內，故倘若合併無形資產不足15,000,000港元，合併有形資產須予增加以符合保證。

代價

買賣銷售股份及銷售貸款之代價為400,000,000港元，將由天網以每股合併股份(入賬列作繳足股款)1.0港元之發行價向本公司(或按其指示)發行及配發代價股份之方式支付。

400,000,000股代價股份相當於天網於最後實際可行日期時之已發行股本(假設股份合併生效後)約22.19倍，另相當於經發行代價股份擴大後天網已發行股本約95.7%，並相當於天網於重組建議完成(但未轉換備用貸款可換股票據前)時天網已發行股本約69.4%。於出售協議日期及最後實際可行日期，已發行之天網股份數目為4,507,099,957股(相當於18,028,399.8股合併股份)。各代價股份之權益均等，而全部代價股份將與完成時之全部已發行合併股份享有同等權益(有關發售股份之權利除外)。

代價由訂約方按公平原則磋商釐定，並參考(i)Paul Y Construction集團之合併資產淨值；及(ii)銷售貸款兩者於完成時之總和之保證價值250,000,000港元(根據出售協議由本公司作出擔保)，另加150,000,000港元溢價以反映Paul Y Construction集團之市場地位、技術專門知識及往績，包括Paul Y Construction集團若干成員公司持有之多項建築牌照、其於土木工程及基建工程之專業訣竅及往績、其於本地建築業在領導市場之客戶群之間的聲譽、其管理隊伍具備豐富之工業、商業及住宅樓宇之建築經驗以及其與客戶、承建商及供應商之間的融洽關係。本公司認為市場在釐定轉讓建築公司之代價時一般會參考建築公司之相關資產值連同可反映其未入賬商譽、市場地位、有價值之牌照、技術專業知識及往績之溢價。

收購天網權益不涉及本公司支付現金。為此，本公司將把Paul Y Construction集團售予天網。訂約各方就此基準進行商討，並在商言商協定，倘如上文所述出現未達Paul Y Construction集團資產淨值保證金額之情況，天網有權要求本公司按實際金額基準賠償短欠金額。此乃鑑於天網之財政狀況及將售予天網之建築業務而協定之商業原則。

條件

完成須待下列條件獲履行／豁免後方可作實：

(i) 天網股東在天網股東特別大會批准股本重組之決議案及股本重組成為無條件；

(ii) 獨立股東在天網股東特別大會批准：(a)收購銷售股份及銷售貸款；(b)向本公司(或其指定之人士)發行及配發代價股份；(c)訂立協議以由本公司提供備用貸款及發行備用貸款可換股票據；(d)於備用貸款可換股票據隨附之換股權行使時發行轉換股份；及(e)出售協議下擬進行之所有其他交易；

(iii) 獨立股東在天網股東特別大會通過普通決議案批准清洗豁免，以及執行理事授出清洗豁免及該豁免並未被撤回或修訂；

(iv) 聯交所上市委員會批准根據重組建議發行之合併股份上市及買賣；

(v) 重組建議下擬進行之交易符合聯交所之任何其他規定；

(vi) (如需要)百慕達金融管理局批准增加法定股本以及根據重組建議發行及配發合併股份；

(vii) 於完成後就天網、本公司及德祥(視情況而定)之於出售協議足期擬進行之潛在現時及未來交易(譬如Paul Y Construction集團向剩餘保華集團提供建築、維修及項目管理服務以及天網集團向剩餘保華集團租用若干辦公室物業)而將構成之持續

關連交易符合上市規則之公佈及股東批准規定以及聯交所之其他規定，以及就有關該等交易之豁免（如上市規定規定需要取得）而言，聯交所按天網、本公司及德祥（視情況而定）可能合理接納之條款就該等關連交易授出該等豁免（如上市規則規定）；

(viii) 就轉讓銷售股份自任何有關人士取得所需或適宜之一切同意書，而此等同意書在完成時將仍具備十足效力；

(ix) 取得政府或規管機構或其他第三方發出就執行及履行出售協議及其下擬進行之交易而言屬必要及適宜之一切同意書，而該等同意書於完成時仍具備十足效力；

(x) 本公司已自百慕達律師行取得其接納之法律意見書，其內容須包括百慕達法例及規定中有關天網及重組建議之事項及事宜，有關法律意見書之形式及內容須為本公司所合理接納；

(xi) 天網集團之法定及財務盡職審查之完成獲本公司合理信納；

(xii) Paul Y Construction集團之法定及財務盡職審查之完成獲天網合理信納；

(xiii) 本公司之一切保證於各重大方面在完成日期為真實及準確；

(xiv) 天網之一切保證於各重大方面在完成日期為真實及準確；

(xv) 包銷協議及Hidden協議在各方面成為無條件（規定上述任何一份協議及出售協議成為無條件之條件除外）；及

(xvi) 股份或合併股份（視情況而定）由出售協議日期至時間上最後一項先決條件獲履行之履行或豁免日期（「履行日期」）止之任何時候仍在聯交所上市，以及在履行日期或之前並未收到證監會及／或聯交所表示，股份或合併股份（視情況而定）在聯交所之上市將會或可能會被撤回或反對（除非聯交所指示天網已進入除牌程序（不論完成與否））。

天網可隨時以書面豁免第(xii)及／或(xiii)項條件，而本公司可隨時以書面豁免第(iii)、(x)、(xi)、(xiv)及／或(xvi)項條件。本公司已同意不豁免第(iii)項條件，除非其已展示倘其豁免第(iii)項條件，財務顧問信納其有足夠財務資源履行其於收購守則第26條下全面收購之責任。倘有關人士同意未獲得之同意書對天網集團或Paul Y Construction集團整體業務並無重大影響，本公司及天網可隨時以書面共同豁免第(viii)、(ix)及／或(xv)項條件。本公司將於交易完成時另行發表公佈。有關公佈將載有已獲豁免或達成之任何條件之詳情。於最後實際可行日期，已達成第(vi)項條件而其他條件未被豁免或仍未達成。

完成

完成將在所有先決條件獲履行或豁免後第五個營業日作實。倘完成所附帶之任何一項先決條件在二零零四年六月三十日之前（或出售協議訂約方可能同意之其他日期）未達成（或被有關訂約方豁免），出售協議將告失效及終止，自其時起，各訂約方之所有權利、責任及債務將告停止及終結，惟事前違約者除外。誠如本公司、天網及德祥於二零零四年六月二十五日及二零零四年十月二十日發表之聯合公佈所述，出售協議之訂約各方同意將最後完成日期延至二零零五年一月三十一日。如最後完成日期進一步延期，本公司將另行發出公佈。

Paul Y Construction集團之資料

Paul Y Construction由本公司全資擁有。其於一九四九年在香港開業，現已發展為於香港及中國主要建築及工程集團之一，承造土木工程、樓宇建築及專項工程以及混凝土預製件生產。

Paul Y Construction集團為一間綜合工程及建築服務供應商，專擅土木工程、地基工程、樓宇建造、項目管理及建築管理，其客戶層面廣泛，計有政府部門、半政府部門、公用事業承辦商及藍籌物業發展商。

Paul Y Construction集團自成立以來一直承辦並完成香港、中國及東南亞內多個知名建築項目，包括汀九大橋、東區海底隧道、地鐵隧道及地鐵站、大型私人住宅及商業物業發展項目以及公營房屋發展項目。其具備競投及取得中港澳無合約價值限制之建築合約所需之一切主要營運牌照。手頭合約總值約為90億港元，將完成之合約價值達約60億港元。

Paul Y Construction集團具備多方面之工程及建築能力，包括填海、地盤平整、地基工程、鋼筋混凝土架構、電機工程及室內裝修，故可以提供全面管理方案及參與建築項目之各階段。Paul Y Construction集團不時獲信譽昭著之客戶邀請競投各類建築工程。Paul Y Construction集團目前遞交之標書總值逾200億港元。手頭合約總值約為90億港元及超逾200億港元之標書價值全數歸於將售予天網之Paul Y Construction集團旗下公司並由有關公司承辦。

下表為Paul Y Construction集團經審核財務資料之概要(節錄自天網日期為二零零四年十一月三十日之通函內有關Paul Y Construction集團之會計師報告)：

	於二零零四年六月三十日(千港元)	於二零零四年三月三十一日(千港元)	於二零零三年三月三十一日(千港元)
非流動資產	243,808	207,839	526,482
流動資產	1,239,067	1,493,378	1,464,645
總資產	1,482,875	1,701,217	1,991,127
流動負債	1,222,614	1,345,157	1,393,838
非流動負債	241,662	340,541	514,987
少數股東權益	10,443	10,448	15,560
資產淨值	8,156	5,071	66,742
無形資產	13,254	13,831	16,136
有形(負債)資產淨額	(5,098)	(8,760)	50,606
股東貸款	142,000	230,413	295,375

	截至二零零四年六月三十日止三個月(千港元)	截至三月三十一日止年度 二零零四年(千港元)	截至三月三十一日止年度 二零零三年(千港元)
營業額	704,892	3,334,023	3,572,496
除稅前溢利(虧損)	3,359	(69,293)	(264,414)
稅項	(271)	6,883	10,113
未計少數股東權益前溢利(虧損)	3,088	(62,410)	(254,301)
少數股東權益	5	739	498
期間／年度溢利(虧損)	3,093	(61,671)	(253,803)

備用貸款及備用貸款可換股票據

根據出售協議，本公司及天網於完成時將訂立一項協議，由本公司向天網提供非循環備用貸款(預期將以保華集團之內部資源撥付)以應付Paul Y Construction集團之一般營運資金所需。備用貸款之主要條款概述如下：

本金額 最高達100,000,000港元

有效期 完成日期起計三年內

到期日

除事前已轉換者外，備用貸款可換股票據之未償還本金額(連同所有未付應計利息)將於訂立協議提供備用貸款日期滿第三週年到期時由天網償還。除非發生違約事件，否則備用貸款可換股票據不會在到期日之前贖回。

票息

備用貸款可換股票據將支付港元票息，按備用貸款可換股票據當時之未償還本金額以6個月期香港銀行同業拆息率加1%由發行日起計息，每六個月付息一次，於期末支付。

抵押品 無抵押

轉換權

備用貸款可換股票據之未償還本金額，由發行日至到期日止可隨時按有關轉換價(暫定為每股轉換股份1.0港元，可就股份拆細、股份合併、紅利發行、供股、股份發行、資本分派、發行換股證券等具備普遍調整機制之須予調整普遍事件予以調整)(以100,000港元之倍數或(如少於該額)當時之未償還本金額)轉換為轉換股份。轉換時將不會發行零碎轉換股份，惟會就該零碎額向備用貸款可換股票據持有人支付現金(支付之現金少於10港元者除外)。假設備用貸款可換股票據之本金額全部按暫定轉換價每股轉換股份1.0港元進行轉換，將須發行共100,000,000股合併股份。該100,000,000股轉換股份相當於重組建議完成時天網已發行股本約17.3%，另相當於備用貸款可換股票據全數轉換後所擴大之天網已發行股本約14.8%。於最後實際可行日期，天網之已發行股份數目為4,507,099,957股天網股份(相當於18,028,399.8股合併股份)。

因轉換發行之股份之地位

轉換股份一經發行，即在各方面與發出轉換通知日之所有其他已發行合併股份享有同等地位，並有權收取記錄日期為發出轉換通知日或之後之日子之所有股息、紅利及其他分派。轉換股份將不會列入公開發售中。

轉換價

初步轉換價每股轉換股份1.0港元(可根據備用貸款可換股票據之條款予以調整)乃按公平原則磋商釐定。初步轉換價為每股轉換股份1.0港元，與每股發售股份之認購價及每股代價股份以及每股Hidden代價股份之發行價相同。

投票權

備用貸款可換股票據持有人將無權僅以備用貸款可換股票據持有人之身份收取天網股東大會通告、出席大會及在會上投票。

可轉讓性

倘有關指讓及／或轉讓乃向關連人士(定義見上市規則)作出，則備用貸款可換股票據之任何指讓及／或轉讓，須受制於(i)聯交所(及股份於相關時候可能上市之任何其他證券交易所)之條件、(如屬需要)批准、規定或任何其他條文，或彼等之規則及規例及所有適用法例及法規；及(ii)獨立股東於天網股東大會作出批准(如上市規則有此規定)。如得悉備用貸款可換股票據將轉讓予天網任何其他關連人士(定義見上市規則)，天網將知會聯交所。

上市

備用貸款可換股票據不會申請上市。

保華Hidden協議

天網欠Lombard及Hidden債務之背景

二零零零年六月二十八日，Lombard、天網與Skynet HK訂立協議以由Lombard認購Skynet HK之優先股。優先股持有人有權收取每年0.5%之固定累計優先股股息，有關股息須每半年末支付。協議規定優先股須於二零零三年七月十七日贖回；贖回金額須導致較認購價7,200,000美元(相等於約56,200,000港元)產生7%之複合年收益率(包括所收取之一切股息)。誠如天網截至二零零三年三月三十一日止年度之年報所述，Lombard於二零零二年十月二十四日提出呈請(「十月二十四日呈請」)，指Skynet HK違反有關Skynet HK之股東協議。因該項違約，Lombard有權要求提早贖回為數93,600,000港元之優先股。其並進一步指稱天網未能以其作為天網、Skynet HK及Lombard於二零零零年六月二十八日訂立之認購協議下之保證人身份促使Skynet HK繳付為數93,600,000港元之贖回金額(「Lombard申索」)。Lombard已撤回十月二十四日呈請及提呈另一項對天網作出相同申索之清盤呈請(「十月三十日呈請」)。

天網及／或天網集團若干成員公司及／或Skynet HK之股東與Hidden訂立多項協議，其中包括(i)二零零零年五月十五日之認購協議(並以二零零零年六月二十九日之補充協議補充)，據此Hidden同意認購Skynet HK之股份；(ii)於二零零零年五月十五日之承諾契據，據此天網向Hidden作出若干有關Hidden於Skynet HK之投資回報將不少於16,000,000美元(相等於約124,800,000港元)之承諾；(iii) Skynet HK之若干股東間之兩份股東協議；及(iv)若干購股權契據(統稱「Hidden先前協議」)(詳情載於二零零三年五月六日刊發之天網聯合公佈)。上述二零零零年五月十五日有關Hidden於Skynet HK之投資回報之承諾契據仍然有效(「Hidden申索」)，而根據有關規定計算，天網應向Hidden支付之賠償金額約為10,600,000港元。

二零零四年三月二十七日，Hidden之一間全資附屬公司有條件同意以10,000,000港元之現金代價向Lombard購入所有優先股產生之權利(包括Lombard申索)。就此，Lombard申索及Hidden申索將綜合計入Hidden集團。收購Lombard申索及優先股須待多項條件達成後方告完成，其中包括Lombard撤回十月三十日呈請，以及Skynet HK若干其他股東在Lombard出售優先股方面給出同意及放棄權利。繼訂立有關協議後，由Lombard向天網提呈之十月三十日呈請已由法院於二零零四年三月二十九日被解除。二零零四年五月七日，收購事項已隨所有條件達成而完成。

保華Hidden協議

二零零四年三月二十七日，Growing Success與Wellington訂立有條件買賣協議以收購Hidden權益(即Hidden之全部已發行股本及其全部未償還貸款)，總代價為30,000,000港元，當中10,000,000港元將以現金支付，其餘20,000,000港元將透過自Hidden代價股份中發行20,000,000股合併股份之方式支付。本公司已於保華Hidden協議簽訂時以內部資源支付10,000,000港元現金作為按金。

總代價30,000,000港元之釐定乃計及Hidden截至二零零四年三月三十一日之淨負債約51,524,000港元，截至二零零四年三月二十七日Hidden欠Wellington之股東貸款72,100,000港元

及Hidden權益之代價113,600,000港元(將透過發行Hidden代價股份之方式支付)。代價較未計20,576,000港元之股東貸款前之Hidden集團資產淨值高出之9,424,000港元，另比起Hidden權益代價(須由天網以Hidden代價股份之方式向保華支付)折讓83,600,000港元。

於二零零四年六月三十日，Hidden欠Wellington之股東貸款約為72,100,000港元，有關貸款將於保華Hidden協議完成後由Wellington轉讓予Growing Success，預計將於其所有先決條件達成後第五個營業日進行。

保華Hidden協議須待(i)重組建議(或其任何(倘完成)能使本公司成為天網之控股股東之部分)成為無條件，惟任何其所附之先決條件而要求保華Hidden協議成為無條件者除外，及(ii)Hidden之全資附屬公司Bright Villa Limited向Lombard收購由Lombard擁有之優先股，方告完成。截至最後實際可行日期，收購上述優先股一事已經完成，代價由Bright Villa Limited以Hidden所提供之股東貸款悉數支付。

下表為Hidden及Hidden集團經審核財務資料之概要(節錄自天網日期為二零零四年十一月三十日之通函內有關Hidden集團之會計師報告)：

	Hidden集團 於二零零四年 六月三十日 港元	Hidden 於十二月三十一日 二零零三年 港元	 二零零二年 港元
總資產	20,576,000	10,576,000	10,576,000
負債淨額	(51,524,170)	(51,512,380)	(51,508,090)
無形資產	–	–	–
有形負債淨額	(51,524,170)	(51,512,380)	(51,508,090)
股東貸款	72,100,170 (附註)	62,088,380	62,084,090

	Hidden集團 截至二零零四年 六月三十日 止六個月 港元	Hidden 截至十二月三十一日止年度 二零零三年 港元	 二零零二年 港元
營業額	–	–	–
除税前虧損	(11,790)	(4,290)	(4,290)
税項	–	–	–
未計少數股東權益前虧損	(11,790)	(4,290)	(4,290)
少數股東權益	–	–	–
期間／年度虧損	(11,790)	(4,290)	(4,290)

附註：　該款項包括Wellington墊付予Hidden之股東貸款10,000,000港元之款項，以供支付二零零四年三月二十七日所訂立有關收購Lombard申索及優先股之協議項下之代價。

Hidden由Wellington實益全資擁有，而Wellington則由魯連城先生全資擁有。Hidden為一間投資控股公司，除利用股東貸款按原值62,070,000港元購入之1,091,545股Skynet HK普通股(佔Skynet HK已發行股本之5.2%)以及利用股東貸款按原值10,000,000港元向Lombard收購優先股外，Hidden概無任何重大資產。Wellington及其最終實益擁有人均為本公司及其關連人士(定義見上市規則)之獨立第三方。Hidden為投資控股公司，其主要資產為10,576,000港元之Skynet HK之非上市股本股份(即投資之賬面值)。二零零四年三月三十一日，其亦持有10,000,000港元作為收購Skynet HK向Lombard發行之優先股之託管金。截至最後實際可行日期，收購優先股一事已完成，託管金解除予Lombard以支付收購之代價。

出現大額淨負債乃由於就Skynet HK之1,091,545股普通股之投資確認51,496,000港元之減值虧損。截至二零零三年十二月三十一日止兩年及截至二零零四年六月三十日止六個月之虧損代表一般行政費用。

Hidden協議

日期

二零零四年三月二十九日

訂約方

保華(作為Hidden權益之賣方)
天網(作為Hidden權益之買方)

買賣之主體

買賣之主體為Hidden權益亦即Hidden之全部已發行股本及Hidden於Hidden協議完成日期欠Growing Success之股東貸款。於二零零四年六月三十日，Hidden欠Wellington(其現有股東)之股東貸款約為72,100,000港元，此貸款將由Wellington於保華Hidden協議完成時轉讓予Growing Success，並於其後由Growing Success於Hidden協議完成時轉讓予天網。

代價

買賣Hidden權益之代價為113,600,000港元，較Hidden集團未計股東貸款之資產淨值20,600,000港元有溢價93,000,000港元，將由天網以每股合併股份1.0港元向本公司(或按其指示)發行及配發Hidden代價股份之方式支付。

Hidden代價股份相當於重組建議完成(但未轉換備用貸款可換股票據)時天網已發行股本約19.7%、相當於天網於最後實際可行日期時現有已發行股本(假設在股份合併後)約6.3倍，亦相當於天網經發行Hidden代價股份擴大後之已發行股本(假設在股份合併後)約86.3%。於Hidden協議日期及於最後實際可行日期，已發行之天網股份數目均為4,507,099,957股(相當於18,028,399.8股合併股份)。

代價乃按公平原則磋商並參考Lombard對天網提出之數宗申索及天網集團欠負Hidden之未償還債務後釐定。

每股Hidden代價股份1.0港元之發行價，乃與發售股份之認購價及代價股份之發行價相同。

各Hidden代價股份之權益均等，並與全部已發行合併股份享有同等權益(有關公開發售之權利除外)。

條件

Hidden協議之完成須待下列條件獲履行／豁免後方可作實：

(i) 股東在天網股東特別大會通過決議案批准股本重組之決議案及股本重組成無條件；

(ii) 獨立股東在天網股東特別大會批准(a)天網收購Hidden權益；(b)向本公司(或按其指示)發行及配發Hidden代價股份；及(c) Hidden協議下擬進行之所有其他交易；

(iii) 獨立股東在天網股東特別大會通過普通決議案批准清洗豁免，及執行理事授出該豁免以及該豁免並未被撤回或修訂；

(iv) 聯交所上市委員會批准根據重組建議設立之合併股份上市及買賣；

(v) 於重組建議完成後就於天網、本公司及德祥（視情況而定）之潛在持續關連交易符合上市規則之公佈及股東批准規定以及聯交所之其他規定，以及就有關該等交易之豁免（如上市規定規定需要取得）而言，聯交所按天網、本公司及德祥（視情況而定）可能合理接納之條款就該等關連交易授出該等豁免（如上市規則規定）；

(vi) 重組建議下擬進行之交易符合聯交所之任何其他規定；

(vii) （如需要）百慕達金融管理局批准增加天網之法定股本及發行及配發根據重組建議將予設立之合併股份；

(viii) 本公司已自百慕達律師行取得其接納之法律意見書，其內容須包括百慕達法例及規定中有關重組建議之事項及事宜，有關法律意見書之形式及內容須為本公司所合理接納；

(ix) 天網集團之法定及財務盡職審查之完成獲本公司合理信納；

(x) Hidden及其附屬公司之法定及財務盡職審查之完成獲天網合理信納；

(xi) 本公司之一切保證於各重要方面在Hidden協議完成日期為真實及準確；

(xii) 天網之一切保證於各重要方面在Hidden協議完成日期為真實及準確；

(xiii) 保華Hidden協議、包銷協議及出售協議在各方面成為無條件（規定上述任何一份協議及Hidden協議須成為無條件之條件除外）；及

(xiv) 股份或合併股份（視情況而定）由出售協議日期至時間上最後一項先決條件獲履行之履行或豁免日期（「履行日期」）止之任何時候仍在聯交所上市，以及在履行日期或之前並未收到證監會及／或聯交所表示，股份或合併股份（視情況而定）在聯交所之上市將會或可能會被撤回或反對。

天網可隨時以書面豁免第(x)及／或(xi)項條件，而本公司可隨時以書面豁免第(iii)、(viii)、(ix)、(xii)及／或(xiv)項條件。本公司已同意不豁免第(iii)項條件，除非其已展示倘其豁免第(iii)項條件，其財務顧問信納其有足夠財務資源履行其於收購守則第26條下全面收購之責任（除非執行理事已書面豁免此項規定）。本公司及天網可隨時以書面共同豁免第(xiii)項條件。本公司將於Hidden協議完成時另行發表公佈。有關公佈將載有已獲豁免或達成之任何條件之詳情。於最後實際可行日期，第(vii)項條件已達成。

完成

完成將在所有先決條件達成或豁免後第五個營業日作實及緊隨保華Hidden協議完成及於完成時同時作實（或Hidden協議訂約各方所協定之其他日期）。倘完成所附帶之任何一項先決條件在二零零四年六月三十日或之前（或Hidden協議訂約各方所協定之其他日期）未獲履行（或被有關訂約方豁免），Hidden協議將告失效及終止，自其時起，各訂約方之所有權利、責任及債務將告停止及終結，惟事前違約者除外。誠如本公司、天網及德祥於二零零四年六月二十五日及二零零四年十月二十日發表之聯合公佈所述，Hidden協議之訂約各方同意將最後完成日期延至二零零五年一月三十一日。如最後完成日期進一步延期，本公司將另行發出公佈。

天網之股本重組

作為重組建議之一部份，天網建議進行股本重組，將涉及削減股本及股份溢價賬、拆細、股份合併及增加法定股本。

天網亦建議進行公開發售，據此，合資格股東每持有兩股合併股份可認購五股發售股份。合共45,070,995股發售股份將提呈發售。保華同意包銷並未有天網股東接納之公開發售權益。

包銷協議

日期：	二零零四年三月二十九日
包銷商：	保華，其主要業務載於「保華之資料及投資於天網之理由及得益」一節。 保華（透過其全資附屬公司志恒投資有限公司）持有85股天網股份權益，佔截至最後實際可行日期天網已發行股本少於0.0001%。陳國強博士（保華及德祥之董事兼主要股東）因其持有德祥之33.6%股權（而德祥於最後實際可行日期則持有保華約49.6%權益）而被視為於上述85股天網股份中擁有權益。除上述者外，概無保華之關連人士（定義見上市規則）持有任何天網股份權益。
包銷股份數目：	根據公開發售將提呈之全部45,070,995股發售股份獲全數包銷。
佣金：	包銷商包銷發售股份實際數目總認購價之2%，將為最多約901,420港元。 2%之佣金符合市場慣例。天網及保華各自之董事認為佣金合理。

認購承諾

截至最後實際可行日期，概無任何人士承諾不會認購或表示不會認購其於公開發售項下之權益。

包銷

包銷商同意，待包銷協議所載之條件達成後，包銷所有包銷股份。倘無天網股東認購任何發售股份保華應付天網之款項為44,169,575港元（扣除認購價2%之佣金後），將以內部資源撥付。

終止包銷協議

包銷商可於接納日期後第二個營業日下午四時正或之前隨時在發生若干事件之情況下終止其於包銷協議下之責任，倘包銷商合理地認為：

(a) 公開發售之順利推行會受下列事件影響：

(i) 頒布任何新法例或規例或更改現行法例或規例（或其司法詮釋）或發生任何其他性質之事宜，而且包銷商在合理情況下認為將會對天網集團之整體業務或財政或貿易狀況或前景造成重大不利影響或於公開發售而言造成重大不利影響；或

(ii) 發生任何地區、國家或國際事件或變動(不論是否構成於該日期前及／或之後發生或持續之連串事件或變動之一部分)，而性質乃屬政治、軍事、財政、經濟或其他性質(不論是否與上述者屬同類性質)，或性質乃屬任何地區、國家、國際爆發敵對或武裝衝突或敵對升級，或影響當地證券市場，且包銷商在合理情況下認為將會嚴重及不利影響天網集團之整體業務或財政或貿易狀況或前景或嚴重及不利影響公開發售之順利進行或致使不宜或不應進行公開發售；或

(iii) 天網集團之整體財政狀況發生重大不利變動；或

(iv) 發生任何天災、戰爭、暴動、擾亂公共秩序、內亂、火災、水災、爆炸、流行疫疾或流行疫疾威脅、恐怖份子襲擊、罷工或封鎖； 或

(b) 市場狀況出現重大不利變動(包括但不限於財政或貨幣政策或外匯或貨幣市場之改變、證券之買賣被暫停或嚴重受限制)，使包銷商合理地認為公開發售之順利進行會受到重大及不利影響，或認為進行公開發售乃屬不宜或不智； 或

(c) 除已根據出售協議向包銷商披露者之外，天網股東特別大會通函或招股書刊載時載有該日期前天網未公開宣佈或發表之資料(不論就天網集團業務前景或狀況或就遵守任何法例或上市規則或任何適用法規而言)，而包銷商合理地認為對天網集團整體而言屬重大及可能影響公開發售之順利進行者。

發出終止通知後，包銷商於包銷協議下之所有責任將告終止及終結，訂約方不得就包銷協議引致之任何事件或事項向另一方提出任何申索。

包銷協議之條件

包銷協議須待下列條件獲履行／豁免後方可實行：

(i) 獨立股東在天網股東特別大會批准公開發售之決議案；

(ii) 清洗豁免獲獨立股東在天網股東特別大會上以股數表決方式作出批准；

(iii) 清洗豁免獲執行理事授出；

(iv) 招股文件各兩份獲代表全體天網董事之董事或其代表在寄發日期或之前簽署；

(v) 已簽署招股文件各一份在寄發日期或之前送交包銷商；

(vi) 如公司條例規定，經天網之董事確證之招股文件各一份在寄發日期或之前已遵照公司條例第342C(1)條及公司法、公司條例及上市規則之規定分別送呈聯交所及香港公司註冊處登記；

(vii) 招股文件已於寄發日期寄發予合資格股東；

(viii) 天網已履行包銷協議下之全部責任；

(ix) 聯交所上市委員會(a)在寄發日期前已無條件或按天網及包銷商可接受之條件及該等條件（如有）已達致之情況下同意批准發售股份上市及買賣；且(b)該上市及買賣批准在結算日期下午四時或之前未被撤回或撤除；

(x) 股本重組成為無條件；

(xi) Hidden協議及出售協議均已在各方面成為無條件（規定上述任何一份或全部協議須成為無條件及／或包銷商於尚未終止包銷協議下之責任之條件除外）；

(xii) 符合香港及百慕達適用法例及法規之規定；

(xiii) 包銷商於有關公開發售之包銷協議下之責任並未根據其條款而被終止。

本公司可豁免第(ii)、(iii)、(viii)及(xi)項條件，本公司已同意不豁免第(ii)及(iii)項條件，除非其已展示倘其豁免第(ii)及(iii)項條件，財務顧問信納其有足夠財務資源履行其於收購守則第26條下全面收購之責任。倘在包銷協議指定時間及日期或之前（或天網及包銷商可能互相同意之其他日期）上述條件未能達成或上述第(ii)、(iii)、(viii)及(xi)項條件未能達成及／或獲包銷商全部或部份豁免，或倘包銷協議如上文所述終止，則訂約方之所有責任及債務將告終止及終結，而重組建議（包括公開發售）將不會進行。本公司將於交易完成時另行發表公佈。有關公佈將載有已獲達成或豁免之任何條件之詳情。於最後實際可行日期，上述條件概無一為已達成或獲豁免。

新合併股份發行價之比較

根據重組建議將發行之全部新合併股份包括發售股份、代價股份及Hidden代價股份，並將按每股合併股份1.00港元之價格發行。每股轉換股份之初步轉換價亦為1.00港元。

每股合併股份之發行價1.00港元較：

(i) 按於二零零三年十月十五日（即天網股份於二零零三年十月十六日暫停買賣前之最後交易日（「最後交易日」）之收市價每股天網股份0.01港元（乃聯交所交易系統所容許之最低交易價）計算之每股合併股份理論收市價2.50港元折讓60.0%；

(ii) 每股合併股份截至最後交易日止十個交易日之平均理論收市價2.50港元折讓60.0%；及

(iii) 每股合併股份之理論除權價（乃根據股份於最後交易日之收市價每股0.01港元計算之每股合併股份理論收市價2.5港元之基準計算）每股約1.43港元折讓約30%。

根據公開發售、出售協議及Hidden協議將發行之新合併股份之發行價乃由天網與本公司經公平磋商後釐定。在協定發行價為每股合併股份1.00港元時，天網與本公司已考慮(其中包括)天網股份自二零零三年十月十六日起已在聯交所暫停買賣、天網截至二零零三年三月三十一日之經審核綜合有形負債淨額約為107,600,000港元、根據重組建議將發行之大量新合併股份以及天網股份最後之收市報價0.01港元未必可以真實地反映出天網股份之公平市值，蓋聯交所交易系統所容許之最低交易價為0.01港元。天網於二零零四年三月三十一日之經審核綜合淨負債為119,100,000港元。

天網之資料

天網集團主要從事進口及銷售雲石及花崗岩製品、提供雲石及花崗岩製品之鋪砌服務以及提供資訊科技服務。由於天網集團之財務狀況並不理想以及資金緊絀，天網集團主要業務之規模已大幅縮減。

下表載述有關天網截至二零零四年三月三十一日止三個年度之經審核綜合業績之概要：

	截至三月三十一日止年度		
	二零零四年	二零零三年	二零零二年
	千港元	千港元	千港元
營業額	1,511	51,366	46,644
除税前虧損	(11,140)	(115,015)	(219,053)
除税及少數股東權益後虧損	(11,534)	(96,916)	(190,441)

於二零零四年三月三十一日，天網之經審核綜合負債淨額約為119,100,000港元。於二零零四年三月三十一日，每股股份之經審核綜合負債淨額約為0.026港元。天網集團於重組建議完成後之資產及負債將綜合併入保華集團。

僅為方便說明起見，並參考Paul Y Construction集團於二零零四年六月三十日之經審核財務報表(節錄自天網日期為二零零四年十一月三十日之通函內有關Paul Y Construction集團之會計師報告)及天網集團於二零零四年三月三十一日之經審核財務報表(節錄自天網截至二零零四年三月三十一日止年度之年報)，計及重組建議之影響後，天網集團於重組建議完成時之未經審核備考經調整有形資產淨值將為250,252,000港元，乃以下列方法計算：

	於二零零四年三月三十一日		
	經審核	調整	備考
	千港元	千港元 (附註)	千港元
淨(負債)有形資產	(119,094)	369,346	250,252

附註：

於重組建議完成後將作出以下調整：

	千港元
公開發售之估計所得款項淨額	44,000
收購Paul Y Construction之100%股本權益	(5,098)
收購Hidden之100%股本權益	(51,524)
附屬公司優先股贖回款項之還款保證之撥備撥回	93,600
有關重組建議之估計開支	(5,000)
對銷於Skynet HK之投資及解除或然負債	(20,576)
對銷應付最終控股公司Hidden集團款項	72,100
對銷剩餘保華集團提供之貸款	142,000
如本通函第7頁「出售協議」一節所闡述保證金額250,000,000港元之短欠	99,844
	369,346

天網之股權架構

於重組建議完成時，本公司將持有天網逾75%之權益，而合併股份之公眾持股量將低於25%。為恢復天網之公眾持股量，天網已於二零零四年八月三十日與大福證券有限公司（作為配售代理）訂立配售協議（「配售協議」），以按每股合併股份1.00港元之配售價配售141,530,000股合併股份。

保華已向聯交所承諾，其將透過配售減持其於天網之股權或採取或促使天網採取其他視為適當之行動（須符合上市規則之規定）以恢復天網之公眾持股量至不低於25%。保華已承諾不會行使備用貸款可換股票據項下之轉換權（如公眾持股量不足25%或倘有關轉換會導致天網之公眾持股量低於25%），除非已於緊隨上述轉換後就恢復天網之公眾持股量作出安排。

倘本公司須出售合併股份或倘天網須發行新合併股份而導致視作本公司出售附屬公司權益時本公司將確保遵守上市規則。

以下天網股權架構表展示緊隨股本重組、出售協議、Hidden協議、配售協議及公開發售完成後及於備用貸款可換股票據轉換前後天網之股權架構：

	於最後實際可行日期之股權		於股本重組完成時		於重組建議（提取備用貸款前）完成時並假設天網股東認購發售股份				於重組建議（提取備用貸款前）及配售協議（假設配售全部141,530,000股合併股份）完成時並假設天網股東認購發售股份				備用貸款可換股票據按初步轉換價每股合併股份1.00港元悉數轉換時			
					0%		100%		0%		100%		0%		100%	
	天網股份	(%)	合併股份	(%)	合併股份	(%)	合併股份	(%)	合併股份	(%)	合併股份	(%)	合併股份	(%)	合併股份	(%)
保華																
－所持有現有天網股份	85	–	–	–	–	–	–	–	–	–	–	–	–	–	–	–
－發售股份	–	–	–	–	45,070,995.0	7.8	–	–	45,070,995.0	6.3	–	–	45,070,995.0	5.5	–	–
－代價股份	–	–	–	–	400,000,000.0	69.4	400,000,000.0	69.4	400,000,000.0	55.7	400,000,000.0	55.7	400,000,000.0	49.0	400,000,000.0	49.0
－Hidden代價股份（附註1）	–	–	–	–	93,600,000.0	16.2	93,600,000.0	16.2	93,600,000.0	13.0	93,600,000.0	13.0	93,600,000.0	11.4	93,600,000.0	11.4
－轉換股份	–	–	–	–	–	–	–	–	–	–	–	–	100,000,000.0	12.2	100,000,000.0	12.2
Wellington（附註1）	–	–	–	–	20,000,000.0	3.5	20,000,000.0	3.5	20,000,000.0	2.8	20,000,000.0	2.8	20,000,000.0	2.4	20,000,000.0	2.4
小計	85	–	–	–	558,670,995.0	96.9	513,600,000.0	89.1	558,670,995.0	77.8	513,600,000.0	71.5	658,670,995.0	80.5	613,600,000.0	75.0
盈大地產	1,020,036,735	22.6	4,080,146.0	22.6	4,080,146.0	0.7	14,280,511.0	2.5	4,080,146.0	0.6	14,280,511.0	2.0	4,080,146.0	0.5	14,280,511.0	1.7
其他公眾股東	3,487,063,137	77.4	13,948,253.8	77.4	13,948,253.8	2.4	48,818,883.8	8.4	13,948,253.8	1.9	48,818,883.8	6.8	13,948,253.8	1.7	48,818,883.8	6.0
承配人	–	–	–	–	–	–	–	–	141,530,000.0	19.7	141,530,000.0	19.7	141,530,000.0	17.3	141,530,000.0	17.3
總計	4,507,099,957	100.0	18,028,399.8	100.0	576,699,394.8	100.0	576,699,394.8	100.0	718,229,394.8	100.0	718,229,394.8	100.0	818,229,394.8	100.0	818,229,394.8	100.0
公眾持股量	3,487,063,137	77.4	13,948,253.8	77.4	38,028,399.8	6.6	83,099,394.8	14.4	179,558,399.8	25.0	224,629,394.8	31.3	179,558,339.8	21.9	224,629,394.8	27.4
					（附註2）		（附註2）		（附註2）		（附註2）		（附註2）		（附註2）	

附註：

1. 根據保華Hidden協議，保華同意於保華Hidden協議完成時將Hidden代價股份中之20,000,000股合併股份轉讓予Wellington。

2. 即Wellington、盈大地產、其他公眾股東及承配人所持股權之和。

下圖展示天網於最後實際可行日期之股權架構：


盈大地產
公眾人士
22.6%
77.4%
天網
68.9%
Skynet HK

下圖展示天網於緊隨重組建議完成後惟於備用貸款可換股票據轉換前之股權架構（假設天網之股權架構自最後實際可行日期以來並無其他變動）：


陳國強博士
33.6%
Aeneas Capital Management LP as Investment Manager
49.6%
德祥
Wellington
14.0%
本公司
盈大地產
其他公眾股東 (附註3)
發售股份 (附註4)
0.7% (附註2)
2.4%
85.6% (附註1)
3.5%
天網
7.8%
77.3%
Skynet HK

附註：

1. 即約16.2%（即Hidden代價股份（不包括轉讓予Wellington之20,000,000股合併股份））及約69.4%（即代價股份）之和。

2. 假設盈大地產不接納其於公開發售下之任何配額。

3. 該等權益指現有股東（盈大地產除外）之被攤薄後股權，未計根據公開發售進行任何認購之影響。

4. 僅現有股份享有公開發售地位。保華乃公開發售之包銷商。上述架構未計入現有股東及保華作為包銷商間之發售股份分配。

應天網要求，天網股份已自二零零三年十月十六日上午九時三十分起暫停在聯交所買賣，原因是天網未能符合上市規則第13.24條之規定，有關規定要求上市發行人經營足夠業務量或擁有足夠價值有形資產及/或可證明具備足夠潛在價值之無形資產以保證天網股份之持續上市地位。天網已於二零零三年十月十六日根據上市規則被列入除牌程序之「第一階段」。除牌程序「第一階段」已失效而「第二階段」已於天網股份暫停買賣後六個月之日（即二零零四年四月十五日）啟動。天網股份將繼續暫停在聯交所買賣，以待(i)天網能夠向聯交所證明其有足夠業務量或擁有足夠價值有形資產及/或可證明具備足夠潛在價值之無形資產以保證天網股份之持續上市地位；及(ii) 天網股份之公眾持股量回復至不少於25%。

保華之資料及投資於天網之理由及得益

保華集團之主要業務包括樓宇建築、土木工程、專項工程、物業發展及投資、發展及投資基建項目及製造及買賣建築材料。此外，保華集團於主要聯營公司之投資包括Downer EDI Limited（「Downer」）及中策集團有限公司（「中策」）。擔任包銷商並非保華集團之主要業務。

除(i)根據出售協議、包銷協議及Hidden協議擬進行之交易；(ii)張漢傑先生（同為天網與本公司之董事）持有400股本公司股份，但並無持有天網股權；及(iii)本公司於最後實際可行日期透過一間全資附屬公司持有85股天網股份外，本公司與天網互為對方之獨立人士。

本公司認為天網集團目前之雲石及花崗岩製品買賣及鋪砌業務在當今物業市道逐步復甦時將有可為，並可與保華集團之建築業務收相輔相成之效。於出售協議、Hidden協議及公開發售完成後，本公司將成為天網之控股公司，而天網將成為本公司之附屬公司。收購天網權益對本公司而言具有協同效益價值，代表保華集團業務進行垂直擴展，使其可向客戶提供範圍更完備之建材及服務。Paul Y Construction集團注入天網而導致收購天網權益後，天網之主要業務將繼續經營其現有雲石及花崗岩製品買賣及鋪砌業務，並擴充至建築業務。除任何為恢復天網公眾持股量而採取之行動外，本公司目前無意於短期內出售於天網之權益。

董事認為包銷協議、出售協議、備用貸款可換股票據、保華Hidden協議及Hidden協議之條款為公平合理。本公司將以保華集團（不包括Paul Y Construction集團）之內部資源撥資進行包銷協議項下之認購事項及提供備用貸款（如適用）。至於有需要時（不論是就進行認購事項或支付Paul Y Construction集團之保證金額之短欠之數）究竟動用內部資金與否將視情況再作定奪。保華Hidden協議之代價已以已付現金訂金10,000,000港元及自Hidden代價股份中向Wellington發行20,000,000股合併股份。

緊隨重組建議完成後，Paul Y Construction集團將透過其於天網之權益保留為本公司之附屬公司。剩餘保華集團之主要業務為物業發展及投資、發展及投資於基建項目。投資物業包括保華企業中心，其於二零零四年三月三十一日之賬面值及市值（根據由獨立專業測量師所作出之估值）分別約為645,000,000港元及650,000,000港元。於基建項目之投資包括保華集團於江蘇洋通開發投資有限公司之54%權益，該公司乃為興建及經營位於洋口港之大宗散貨深水碼頭而成立之中外合資經營企業。剩餘保華集團於該合營企業之投資總額及資本承擔至今約達520,000,000港元。此外，剩餘保華集團持有主要聯營公司之投資，包括Downer及中策。

交易對本公司之影響

誠如第二十頁所載於重組建議(未提取備用貸款)及配售協議(假設配售全部141,530,000股合併股份)時之天網股權分佈表，保華將保留在Paul Y Construction集團約68.7%(假設全體天網股東接納彼等於公開發售之權益)至75%(假設保華包銷全部發售股份)之間接股本權益。Paul Y Construction集團之業績、資產及負債仍然會在完成後綜合併入保華集團之財務報表。就此而言，交易完成後對保華集團之影響將為約25%至31.3%之少數股東權益應佔Paul Y Construction集團之盈利、資產及負債之金額。

根據香港會計慣例，僅為說明，及經參考Paul Y Construction集團於二零零四年六月三十日及天網集團於二零零四年三月三十一日(摘錄自天網於二零零四年十一月三十日之通函)各自之經審核財務報表，於保華集團之資產負債表將有57,985,000港元資本化為商譽，乃按下述方式計算：

	千港元
收購Hidden權益之已付現金	10,000
Paul Y Construction集團於二零零四年六月三十日之價值，包括銷售股份8,156,000港元及銷售貸款142,000,000港元	150,156
公開發售項下包銷股份之認購款項	44,100
保證金額250,000,000港元之短欠	99,844
收購天網集團之代價	304,100
天網集團於重組建議完成時之資產淨值，節錄自天網日期為二零零四年十一月三十日之通函內天網集團之備考資產及負債報表	413,506
減：收購Paul Y Construction集團產生之商譽	(150,000)
	263,506
保華收購天網集團之應佔(93.4%)有形資產淨值	246,115
收購天網集團之商譽	57,985

本公司將不會自出售協議、保華Hidden協議及Hidden協議確認任何損益，而由此產生之商譽將按其可使用經濟年期二十年以直線法在保華集團攤銷，惟須視乎會否即時確認任何減值虧損而定。預計每年扣除2,900,000港元。

保華集團之估計現金流出(不包括專業及法律費用)包含以下各項：

1. 收購Hidden權益之10,000,000港元；
2. 關於公開發售之最高款額約44,100,000港元；
3. 備用貸款之最高款額100,000,000港元；
4. 僅為方便說明起見，並參考Paul Y Construction集團於二零零四年六月三十日之經審核財務報表，根據出售協議保證資產淨值之短欠將約為99,800,000港元；及
5. 償付於二零零四年六月三十日應付Paul Y Construction集團之款項47,000,000港元。

剩餘保華集團於二零零四年四月一日至二零零七年三月三十一日止期間可能重大之現金流入及流出之分析(有關分析僅作說明用途)載列如下：

	千港元
於二零零四年三月三十一日之銀行結餘及現金	30,058
可能現金流入	
於二零零四年四月出售位於灣仔商場之所得款項	61,200
於二零零四年四月至六月Paul Y Construction集團償付股東貸款	88,413
於二零零四年四月至六月Paul Y Construction集團之墊支	46,973
行使Downer股份之期權之所得款項(附註1)(每股2.2澳元之8,750,000股及匯率為1澳元兑5.67港元)	109,148
中國高速(集團)有限公司償付貸款(分期償付，最後到期日為二零零五年六月三十日)	130,000
保華企業中心之再融資(附註2)(根據物業估值650,000,000港元之50%)	325,000
中策、錦興集團有限公司、永安旅遊(控股)有限公司及Banyan Profits Limited償付貸款(所有此等貸款為按要求償付)	482,809
有價證券(附註3)(根據每股0.48港元之258,820,000股中策股份及每股4.2澳元之Downer股份(不包括期權)及匯率為1澳元兑5.67港元)	1,342,000
總計	2,615,601

可能現金流出

	千港元
二零零四年十月收購朗底洞之物業	31,000
二零零四年十月收購廣東省台山之物業	12,000
包銷天網之公開發售	44,100
償付Paul Y Construction集團之墊款	46,973
保證金額250,000,000港元之短欠(根據保證金額250,000,000港元減二零零四年六月三十日之股東資金8,156,000港元及股東貸款142,000,000港元)	99,844
完成起計3年期天網可獲得之融資額	100,000
海港碼頭發展(由二零零四年四月至二零零六年六月期間分期支付)(包括396,000,000港元代價及16,000,000美元註冊股本出資)	520,800
償付保華企業中心按揭貸款(附註2)	364,000
總計	1,218,717

附註：

(1) 保華向Downer之管理層授出有關8,750,000股Downer股份之認購期權。期權行使價為每股2.2澳元。期權已於二零零四年十月二十七日行使。

(2) 剩餘保華集團有抵押貸款約364,000,000港元，以保華企業中心作抵押。最後一期為二零零七年一月270,000,000港元之一次性還本償付。保華企業中心現時市值650,000,000港元，以保華之良好還款紀錄，視乎市況，保華集團有信心按揭貸款之再融資可於二零零七年初取得。

(3) 現時，所有該等證券均無留置權。視乎市況，保華可在市場將之變現為現金。

由於天網集團於完成後之資產及負債將綜合併入保華集團，而估計現金流出則預計會由保華集團之內部資源撥付，故對保華集團或德祥集團之槓桿比率及流動資金應不會有重大影響。保華集團截至二零零四年三月三十一日止年度之資產及負債、營業額及毛利概無受到任何重大影響，而天網集團於二零零四年三月三十一日之資產及負債(不包括將於重組建議完成後對銷之Lombard申索)佔保華集團相應款額不足1%。對保華集團或德祥集團之權益之影響在於出售協議、保華Hidden協議及Hidden協議所產生之商譽攤銷開支，而於完成後所佔天網集團損益之少數股東權益將可反映保華集團垂直擴充業務所產生之協同價值。

為提供剩餘保華集團資產與負債之較清晰景象，以下備考報表已予編製以供參考。該備考資產與負債報表乃按猶如Paul Y Construction集團於二零零四年三月三十一日並非保華集團之成員公司而編製。

	千港元
非流動資產	
投資物業	515,000
物業、機械及設備	274,238
聯營公司權益	1,398,380
證券投資	1,481
無抵押應收貸款	50,000
遞延税項資產	2,248
其他長期投資	8,480
	2,249,827
流動資產	
應收賬款、訂金及預付款項	227,689
應收聯營公司款項	175,973
應收關連公司款項	238,268
無抵押應收貸款	196,215
證券投資	39,374
可退回税款	4,150
銀行結存及現金	30,058
	911,727
流動負債	
應付賬款及應計開支	111,399
應付聯營公司款項	92,127
應付税項	1,056
一年內到期之銀行借款	31,102
	235,684
流動資產淨值	676,043
總資產減流動負債	2,925,870
非流動負債	
一年後到期之銀行借款	337,000
長期服務金撥備	1,727
遞延税項負債	51,755
	390,482
資產淨值	2,535,388

收購守則對重組建議之影響

如上列股權狀況表所載，緊隨重組建議（但未轉換備用貸款可換股票據）後，假設(i)本公司須購入所有包銷股份；及(ii)天網之股權架構自最後實際可行日期起並無其他變動，本公司及其一致行動人士將於558,670,995股合併股份中擁有權益，佔天網當時之投票權約96.9%。假設備用貸款可換股票據按每股合併股份1.0港元之初步轉換價悉數轉換，本公司及其一致行動人士將於最多658,670,995股合併股份中擁有權益，相當於天網當時之投票權約97.3%。因此，除非獲授出清洗豁免，否則本公司及其一致行動人士有責任根據收購守則向所有天網已發行證券（本公司及其一致行動人士已擁有者除外）提出強制性全面收購建議。

取得清洗豁免乃包銷協議、出售協議及Hidden協議中每一項協議之先決條件。本公司及其一致行動人士已根據收購守則第26條豁免註釋之註釋1向執行理事申請授出清洗豁免。清洗豁免如獲授出，將須待(其中包括)獨立股東以股數表決方式作出批准方可實行。倘清洗豁免因任何理由未能取得或被豁免，包銷協議、出售協議及Hidden協議將不能成為無條件，除非本公司同意豁免以清洗豁免為條件。本公司同意不得豁免以清洗豁免為條件，除非其能展示充份證據使到財務顧問信納其有足夠財務資源履行其於收購守則第26條下之全面收購責任。本公司已承諾，倘彼豁免以清洗豁免為條件，彼將向所有天網證券提出收購建議及履行其於收購守則下之責任。

本公司及其一致行動人士於緊接最後實際可行日期前六個月內概無買賣天網股份。

委任新董事加入天網董事會

天網之全體現任執行董事將於完成時辭任。出售協議規定，緊隨完成後，本公司有權即時任命不少於一半董事加入天網董事會，本公司亦有意在緊隨完成後委任新董事加入天網董事會。新加盟天網之董事之委任均會符合不時生效之上市規則及收購守則。

此致

本公司列位股東　台照

代表
保華德祥建築集團有限公司
董事會
主席
陳國強博士
謹啟

二零零四年十一月三十日

責任聲明

本通函所載資料乃遵照上市規則提供有關保華集團之資料。保華董事願就本通函所載之資料(不包括有關天網集團或德祥集團之資料)之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所深知及確信，並無遺漏任何事實，致令本通函內之任何聲明有所誤導。

本通函內有關天網集團或德祥集團之資料(包括股本重組、公開發售、Hidden集團會計師報告及天網截至二零零四年三月三十一日止年度年報所載資料、以及於天網及德祥各自日期為二零零四年十一月三十日之通函內「天網欠Lombard及Hidden債務之背景」及「天網之資料」兩節所載資料)乃摘錄或撮錄自天網及德祥應保華之要求所提供之資料或可供公眾參考之資料。保華董事在作出一切合理查詢後，願就該等資料之摘錄或撮要之準確性共同及個別承擔責任。由於德祥出售本公司權益一事已於二零零四年十月作實，有關出售之影響並未反映在德祥截至二零零四年三月三十一日止年度之經審核賬目內。本公司由二零零四年十月二十日起不再是德祥之附屬公司。

權益披露

(A) 保華董事於股份、相關股份及債券之權益及淡倉

於最後實際可行日期，保華董事及保華主要行政人員於保華或任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份及債券中持有根據證券及期貨條例第十五部第7與第8部分之權益及淡倉(包括根據證券及期貨條例之有關規定被認為或被視作擁有之權益及淡倉)及根據標準守則必須向保華及聯交所申報及必須列入根據證券及期貨條例第352條予以存置之登記冊內之權益及淡倉如下：

(a) 保華股份、相關股份及債券之權益及淡倉

保華董事姓名	身份	好倉／淡倉	所持保華股份數目	佔保華現有已發行股本概約百分比
陳國強	受控制法團權益權益(附註)	好倉	678,791,961	49.58%
陳國強	實益擁有人	好倉	11,840,896	0.86%
張漢傑	實益擁有人	好倉	400	0.00%
羅文華	實益擁有人	好倉	6,445	0.00%

附註：陳國強博士由於擁有Chinaview International Limited(「Chinaview」)之股權而被視作擁有678,791,961股保華股份之權益。Galaxyway Investments Limited(「Galaxyway」)為Chinaview之全資附屬公司，並擁有約33.58%德祥已發行普通股本，而德祥繼而擁有ITC Investment Holdings Limited(「ITC Investment」)全部已發行股本。ITC Investment之全資附屬公司Hollyfield Group Limited(「Hollyfield」)則擁有該等股份。

(b) 於中策集團有限公司(「中策」)之股份、相關股份及債券之權益及淡倉

保華董事姓名	身份	好倉／淡倉	所持中策股份數目	佔中策現有已發行股本概約百分比
陳國強	受控制法團權益(附註)	好倉	258,819,795	29.36%

附註：　陳國強博士由於擁有Chinaview之股權而被視作擁有中策之258,819,795股股份之權益。Chinaview繼而間接擁有約33.58%德祥已發行普通股本。德祥間接擁有約49.58%保華已發行股本。保華之間接全資附屬公司Calisan Developments Limited擁有該等股份。

中策為保華之相聯法團(定義見證券及期貨條例第十五部)。

除上文所披露者外，於最後實際可行日期，保華董事或保華主要行政人員概無根據證券及期貨條例第十五部第7及第8部分於保華或其任何相聯法團(定義見證券及期貨條例第十五部)之股份、相關股份或債券中擁有(或根據證券及期貨條例之有關規定被認為或視作擁有)任何權益或淡倉，或任何必須列入保華根據證券及期貨條例第352條予以存置之登記冊內的權益，或任何根據標準守則必須向保華及聯交所申報之權益。

(B)　列入根據證券及期貨條例予以存置之登記冊內之主要股東／其他人士之權益及淡倉

於最後實際可行日期，據保華董事及保華主要行政人員所知，下列人士於保華股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向保華披露之權益或淡倉：

(a)　主要股東於保華股份及相關股份之權益及淡倉

姓名／名稱	身份	好倉／淡倉	所持保華股份數目	佔保華現有已發行股本概約百分比
陳國強	受控制法團權益權益(附註)	好倉	678,791,961	49.58%
陳國強	實益擁有人	好倉	11,840,896	0.86%
伍婉蘭	配偶權益(附註)	好倉	690,632,857	50.44%
Chinaview	受控制法團權益(附註)	好倉	678,791,961	49.58%
Galaxyway	受控制法團權益(附註)	好倉	678,791,961	49.58%
德祥	受控制法團權益權益(附註)	好倉	678,791,961	49.58%
ITC Investment	受控制法團權益(附註)	好倉	678,791,961	49.58%
Hollyfield	實益擁有人(附註)	好倉	678,791,961	49.58%
Aeneas Capital Management LP as Investment Manager	投資經理	好倉	191,404,000	13.98%

附註：　ITC Investment之全資附屬公司Hollyfield擁有678,791,961股保華股份，而ITC Investment則為德祥之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有33.58%德祥已發行普通股本。陳國強博士擁有Chinaview全部已發行股本。ITC Investment被視作於上述Hollyfield持有之678,791,961股保華股份中擁有權益。陳國強博士之配偶伍婉蘭女士被視作於上述Hollyfield持有之678,791,961股保華股份中及陳國強博士直接持有之11,840,896股保華股份中擁有權益。

(b) *其他人士於保華股份及相關股份之權益及淡倉*

名稱	身份	好倉／淡倉	所持保華股份數目	佔保華現有已發行股本概約百分比
德意志銀行	保證權益	好倉	175,159,189	12.79%
德意志銀行	實益擁有人	好倉	19,928,000	1.46%

(C) 於保華集團其他成員公司中之主要股權

於最後實際可行日期，據保華董事及保華主要行政人員所知，下列人士（保華董事或保華主要行政人員除外）直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於保華集團任何其他成員公司之股東大會上投票之權利）：

附屬公司名稱	股東姓名／名稱	佔現有已發行股本百分比
朗成設計工程（香港）有限公司	傳藝工程策劃有限公司	45.0%
恆加混凝土製品有限公司	劉國祥	15.0%
江蘇洋通開發投資有限公司	江蘇洋口港投資開發有限公司	40.0%
保華中鐵工程有限公司	中國鐵路工程總公司	30.0%
Paul Y. Seli Limited	Societa Esecuzione Lavori Idraulici S.p.A.	49.0%

除上文所披露者外，於最後實際可行日期，保華董事及保華主要行政人員並不知悉任何人士於保華股份及相關股份中擁有根據證券及期貨條例第十五部第2及第3部分之條文必須向保華披露之權益或淡倉，或直接或間接擁有面值10%或以上之任何類別股本（附有在一切情況下於保華集團任何其他成員公司之股東大會上投票之權利）或持有該等股份之任何購股權。

服務合約

各保華董事概無與保華集團任何成員公司訂立任何不可於一年內免付補償（法定補償除外）而終止之服務合約。

訴訟

保華根據一項擔保向一前股東提出申索，以追討由其聯營公司引致之虧損款項約123,700,000港元。保華已於二零零零年六月九日展開針對該前股東之法律訴訟，以追討該等虧損款項連利息及其他相關開支。保華董事在聽取法律意見後，相信該項訴訟為有效並可自該前股東收回全數虧損款項。

該前股東已於二零零四年三月四日就指稱保華未能盡量減低該聯營公司之該等虧損及申索因該項指稱失責引致之損失連利息及其他開支而展開法律訴訟。根據原訟法庭於二零零四年九月三日得出之裁決，保華成功將該前股東就上述訴訟之申索陳述書剔除。

除上文所披露者外，保華集團成員公司於最後實際可行日期概無牽涉任何就保華集團而言乃屬重大之訴訟或索償要求，而就保華董事所知，保華集團各成員公司亦概無任何尚未了結或蒙受威脅而對保華集團乃屬重大之訴訟或索償要求。

一般事項

a. 保華之合資格會計師為李漢潮先生CPA, FCCA。

b. 保華之秘書為梅靜紅小姐A.C.S., A.C.I.S.。

c. 保華之註冊辦事處設於Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而在香港之主要營業地點設於香港九龍觀塘鴻圖道51號保華企業中心31樓。

d. 保華之股份過戶登記總處為Butterfield Fund Services (Bermuda) Limited，地址為Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda，而保華之股份過戶登記分處為秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

e. 本通函之中、英文本如有任何歧異，就解釋而言，概以英文本為準。

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this document, you should consult a licensed securities dealer, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Paul Y. - ITC Construction Holdings Limited, you should at once hand this document to the purchaser or the transferee or to the bank manager, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

PAUL Y.
ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

Executive Directors:
Chan Kwok Keung, Charles *(Chairman)*
Lau Ko Yuen, Tom *(Deputy Chairman)*
Chan Fut Yan *(Managing Director)*
Wong Wing Hoo, Billy *(Deputy Managing Director)*
Chau Mei Wah, Rosanna
Cheung Hon Kit
Law Man Wah, Conrad
Lee Hon Chiu

Non-executive Director:
Cheung Ting Kau, Vincent

Independent Non-executive Directors:
Kwok Shiu Keung, Ernest
Chan Shu Kin
Chow Ming Kuen, Joseph

Registered office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Principal place of business in Hong Kong:
31st Floor, Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

7th October, 2004

To the shareholders of the Company

Dear Sir or Madam,

**Scrip Dividend Scheme with Cash Option
in relation to the Final Dividend
for the Year Ended 31st March, 2004**

On 23rd July, 2004, it was announced that the directors of Paul Y. - ITC Construction Holdings Limited (the "Company") recommended the payment of a final dividend of HK$0.015 per share of HK$0.10 each in the capital of the Company ("Share") for the year ended 31st March, 2004, such final dividend to be satisfied by way of a scrip dividend of Shares ("Scrip Shares") with an option to elect cash, payable to shareholders of the Company whose names appear on the register of members of the Company as at the close of business on 6th October, 2004 ("Scrip Dividend Scheme"). The final dividend was approved at the annual general meeting of the Company held on 7th September, 2004. The register of members of the Company has been closed from 4th October, 2004 to 6th October, 2004, both dates inclusive, during which period no transfers of shares would be effected. In order to qualify for the final dividend, all transfers of shares together with the relevant share certificates must have been lodged with the Company's share registrars in Hong Kong, Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong on 30th September, 2004.

Particulars of the Scrip Dividend Scheme

Under the Scrip Dividend Scheme, each shareholder has the choice of receiving:

(a) an allotment of Scrip Shares credited as fully paid and having an aggregate market value (as determined below), save for adjustment for fractions, equal to the total amount of final dividend which such shareholder could elect to receive in cash; or

(b) HK$0.015 in cash for each existing Share held on 6th October, 2004; or

(c) a combination of partly in (a) and partly in (b) above.

As stated in the announcement of 23rd July, 2004, for the purpose of calculating the number of Scrip Shares to be allotted, the market value of Scrip Shares will be fixed by reference to the average of the closing prices of the Shares on The Stock Exchange of Hong Kong Limited ("Stock Exchange") for the three consecutive trading days ended 6th October, 2004 less a discount of five per cent. of such average price or the par value of Shares, whichever is the higher.

Since the average closing price of Shares on the Stock Exchange for the three consecutive trading days ended 6th October, 2004 was HK$0.7733 ("Average Closing Price"), the entitlements of shareholders who elect to receive Scrip

Shares under the Scrip Dividend Scheme shall be determined based on the price of HK$0.7346 (which is higher than the par value of Shares), being the Average Closing Price less a discount of five per cent. Accordingly, the number of Scrip Shares which each shareholder will receive under the Scrip Dividend Scheme will be calculated by the following formula:

Number of Scrip Shares to be received under the Scrip Dividend Scheme	=	Number of existing Shares held on 6th October, 2004 for which the dividend is to be satisfied in Shares under the Scrip Dividend Scheme	X	$\frac{0.015}{0.7346}$

If all shareholders elect to receive their entitlement in Scrip Shares, based on 1,345,249,019 Shares in issue, not more than 27,469,010 Scrip Shares will be issued under the Scrip Dividend Scheme.

The number of Scrip Shares to be issued to each shareholder will be rounded down to the nearest whole number. Fractional entitlements to Scrip Shares will not be allotted and the benefit thereof will accrue to the Company.

The Scrip Shares will rank pari passu in all respects with the Shares existing as at the date of issue save that they will not be entitled to the final dividend for the year ended 31st March, 2004. The Scrip Shares will rank in full for all future dividends and distribution which may be declared, made or paid after the date of issue thereof.

Cash Election Form

A Cash Election Form is enclosed. **Any shareholder who wishes to receive only Scrip Shares in respect of his final dividend entitlement need not complete the Cash Election Form. No Cash Election Forms are being sent to shareholders who have previously lodged a form of election electing to receive all future scrip dividend in cash. Any shareholder who wishes to receive cash in lieu of Scrip Shares in respect of his final dividend entitlement, either in whole or in part, must complete the Cash Election Form and return it to Secretaries Limited of Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong no later than 4:00 p.m. on 21st October, 2004. No acknowledgement of receipt of the said Form will be issued.**

If you complete the Cash Election Form but do not specify the number of Shares in respect of which you elect to receive cash, or if you elect to receive cash in respect of a greater number of Shares than your registered holding on 6th October, 2004, then in either case you will be deemed to have exercised your election to receive the final dividend wholly in cash in respect of all the Shares of which you were then registered as the holder(s).

Overseas Shareholders

Based on the register of members of the Company as at 6th October, 2004 (being the record date for the purpose of determining the shareholders entitled to the said final dividend), all of the shareholders of the Company have registered addresses in Hong Kong save that there were one shareholder in Taiwan and one shareholder in Malaysia.

The directors of the Company, having made enquiries with legal advisers in the relevant jurisdictions, have formed the view that it would be expedient to exclude the shareholders with registered addresses in these places on the ground of legal restrictions and requirements under the laws of the relevant jurisdictions and/or that the costs of complying with the requirements in each jurisdiction will exceed materially any potential benefit to the Company of doing so.

Accordingly, no shareholders whose registered addresses are outside Hong Kong will be permitted to participate in the Scrip Dividend Scheme and accordingly, they will receive the final dividend wholly in cash. No Cash Election Forms are being sent to such shareholders. None of this circular, the Cash Election Form nor the Scrip Shares will be registered or filed under the securities laws or equivalent legislation of any jurisdiction. A copy of this circular will be delivered to the overseas shareholders for their information only in compliance with the local laws, regulations and requirements.

Stock Exchange Listing and Despatch of Share Certificates

The Scrip Dividend Scheme is conditional upon the Listing Committee of the Stock Exchange granting listing of and permission to deal in the Scrip Shares. Application will be made to the Stock Exchange for listing of and permission to deal in the Scrip Shares. Certificates in respect of Scrip Shares and cheques in respect of cash dividends are expected to be sent to shareholders by post at the risk of such shareholders on or around 29th October, 2004. You may deal in the Scrip Shares to be issued to you upon receipt of the relevant share certificate. In the unlikely event that the Scrip Shares are not admitted to listing before 29th October, 2004, the Cash Election Forms will be disregarded and the full cash dividend will be paid in the way as described above.

No equity or debt securities of the Company are listed on or dealt in on any other stock exchange and no listing or permission to deal in on any other stock exchange is being or is proposed to be sought.

Dealings in Scrip Shares are expected to commence on 1st November, 2004.

Advantage of Scrip Dividend Scheme

The Scrip Dividend Scheme will give shareholders the opportunity to increase their investments in the Company at a discount to market value or at par as provided above, without incurring brokerage and stamp duty costs. The Scrip Dividend Scheme will also be to the advantage of the Company because, to the extent that shareholders receive Scrip Shares, in whole or in part, in respect of the final dividend, such cash as would otherwise have been paid to shareholders will be retained for use by the Company.

Recommendation

Whether or not it is to your advantage to elect to receive cash in lieu of Scrip Shares, in whole or in part, will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom, are the sole responsibility of each shareholder. **IF YOU ARE IN ANY DOUBT AS TO WHAT TO DO, YOU SHOULD CONSULT A LICENSED SECURITIES DEALER, BANK MANAGER, SOLICITOR, PROFESSIONAL ACCOUNTANT OR OTHER PROFESSIONAL ADVISERS.**

Yours faithfully,
On behalf of the Board
Dr. Chan Kwok Keung, Charles
Chairman

均收市價」)。股東根據以股代息計劃應得之代息股份按市值0.7346港元(較股份面值高)計算,即平均收市價減以百分之五之折讓。因此,每位股東根據以股代息計劃將可收取之代息股份數目,將按以下公式計算:

將收取之代息股份數目	=	於二零零四年十月六日在以股代息計劃中選擇收取股份作為股息之現有股份數目	X	$\frac{0.015}{0.7346}$

假如所有股東選擇收取其應得之代息股份,根據已發行1,345,249,019股股份計算,則按以股代息計劃最多發行27,469,010股代息股份。

每名股東獲發行之代息股份數目將向下計至最接近之整數。零碎之代息股份將不予配發,而有關利益撥歸本公司所有。

代息股份將與於發行日期已有之股份享有同等權益,惟無權享有截至二零零四年三月三十一日止年度之末期股息。代息股份可全數收取於股份發行日期後所宣派或派付或作出之股息及分派。

現金選擇表格

茲隨附上現金選擇表格。**任何股東如欲全部以代息股份收取應得之末期股息,將毋須填寫現金選擇表格,現金選擇表格將不會寄予以往已遞交選擇永久收取現金股息之選擇表格的股東。任何股東如欲全部或部份收取現金以代替代息股份作為末期股息,須將現金選擇表格填妥,最遲須於二零零四年十月二十一日下午四時送達秘書商業服務有限公司,地址為香港灣仔告士打道56號東亞銀行港灣中心地下。收到上述表格後本公司不會發出收訖通知書。**

閣下如填妥現金選擇表格但未註明選擇收取現金之股數,又或選擇收取現金之股數較於二零零四年十月六日 閣下名下登記持有者為多,則在此任何一種情況下, 閣下將被視作已選擇全部收取現金作為 閣下當時名下全部股份應得之末期股息。

海外股東

根據於二零零四年十月六日(為記錄日期以決定可收取末期股息之股東)本公司之股東名冊所載,本公司股東之登記地址,除一名位於台灣、一名位於馬來西亞外,其餘所有股東之登記地址均位於香港。

董事經諮詢各有關司法權品之法律顧問之意見後,認為不將其登記地址位於上述地點之股東包括在以股代息計劃內屬恰當之舉、乃因有關司法權區存在法律限制及要求,而遵守各司法權區之要求之高昂成本,極可能嚴重超出本公司提供以股代息計劃之任何潛在得益。

據此,其登記地址於香港以外地區之股東不得參與以股代息計劃,因此,該等人士將全部收取現金作為末期股息。現金選擇表格將不會寄予海外股東。本通函、現金選擇表格或末期股息股份概不會根據任何司法權區之證券法或相等法例註冊或存檔。本通函將根據當地之法律、法例及要求寄發予海外股東以僅作參考之用。

聯交所上市及寄發股票

以股代息計劃之條件為聯交所上市委員會批准代息股份上市買賣。本公司將向聯交所申請批准代息股份上市買賣。末期股息之代息股份股票及現金股息支票預期於二零零四年十月二十九日或左右以郵遞方式寄予各股東,如有郵誤,概由股東負責。 閣下當收到將發行代息股份之有關股票後,可以買賣。倘於二零零四年十月二十九日前代息股份並未獲准上市(儘管此情況不大可能出現),現金選擇表格將不予理會,而全數之現金股息將按以上敍述的程序派付。

並無本公司之股本或債務證券在任何其他證券交易所上市或買賣,現時亦無申請或建議申請在任何其他證券交易所上市或買賣。

預期代息股份將於二零零四年十一月一日開始買賣。

以股代息計劃之優點

以股代息計劃將使股東有機會依據上述規定按低於市值之價格或按面值,增加在本公司之投資,且毋須支付經紀佣金及印花稅。以股代息計劃亦對本公司有利,因為倘若股東全部或部份選擇收取代息股份作為末期股息,原應派發予股東之現金將可留待本公司使用。

推薦意見

選擇全部或部份收取現金以代替代息股份是否對 閣下有利,將視乎 閣下本身之情況而定,就此而作出之決定及由此而引致之後果均須由各股東自負責任。 **閣下如對應採取之行動有任何疑問,應立即諮詢 閣下之持牌證券交易商、銀行經理、律理、專業會計師及其他專業顧問。**

此致

本公司列位股東 台照

代表董事會
主席
陳國強博士
謹啟

二零零四年十月七日

此乃要件　請即處理

閣下如對本文件之內容有任何疑問，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之保華德祥建築集團有限公司之股份全部售出或轉讓，應立即將本文件送交買主或承讓人或經手買賣之銀行經理、持牌證券交易商或其他代理商，以便轉交買主或承讓人。

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

執行董事：
陳國強(主席)
劉高原(副主席)
陳佛恩(董事總經理)
黃永灝(副董事總經理)
周美華
張漢傑
羅文華
李漢潮

非執行董事：
張定球

獨立非執行董事：
郭少強
陳樹堅
周明權

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

香港之主要營業地點：
香港
九龍
觀塘
鴻圖道51號
保華企業中心31樓

敬啟者：

與截至二零零四年三月三十一日止年度末期股息有關之以股代息計劃(附收取現金之選擇權)

根據二零零四年七月二十三日所公佈，保華德祥建築集團有限公司(「本公司」)董事局建議按以股(「代息股份」)代息方式(附收取現金之選擇權)派發截至二零零四年三月三十一日止年度之末期股息予二零零四年十月六日營業時間結束時名列本公司股東名冊之股東，派息額為本公司股本中每股面值0.10港元之股份(「股份」)每股獲派0.015港元(「以股代息計劃」)。末期股息已於二零零四年九月七日本公司舉行之股東週年大會上通過。本公司由二零零四年十月四日至二零零四年十月六日(包括首尾兩日)暫停辦理股份過戶登記手續，以確定擬派之末期股息款額。在上述期間不會登記股份之轉讓。如欲獲派擬派之末期股息，則所有股份過戶文件，連同有關股票須已於二零零四年九月三十日送交本公司之香港股份過戶登記處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

以股代息計劃詳情

根據以股代息計劃，每名股東可選擇以下其中一種方式收取末期股息：

(a) 獲配入賬列為繳足之代息股份，而此等代息股份就零碎股經調整之市值總額(按下文所述計算)相等於股東可選擇收取之現金末期股息總額；或

(b) 於二零零四年十月六日每持有一股已有之股份獲付0.015港元之現金；或

(c) 合併上文部份(a)與部份(b)之方式。

根據二零零四年七月二十三日發表公佈，決定應予配發之代息股份數目時，每股代息股份之市值乃參照截至二零零四年十月六日止連續三個交易日每股股份於香港聯合交易所有限公司(「聯交所」)之平均收市價減以此每股平均價百分之五之折讓，或股份面值(兩者以較高者為準)而計算。

由於截至二零零四年十月六日止連續三個交易日每股股份在聯交所之平均收市價為0.7733港元(「平

The Standard Wednesday 3rd November, 2004

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock code: 498)

Exercise of option over shares in Downer EDI Limited

Financial adviser
ANGLO CHINESE
CORPORATE FINANCE, LIMITED

On 27 October 2004, the option under the Incentive Option Agreement was exercised by the Grantee.

Introduction

Reference is made to the discloseable transaction circular ("Circular") issued by Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") on 6 January 2004 in relation to the disposal of Downer Shares by Paul Y. - ITC. Terms defined in the Circular have the same meanings when used herein.

Background

On 16 December 2003, the directors of Paul Y. - ITC and ITC Corporation jointly announced that Pembinaan DGL Holdings Sdn. Bhd. ("Pembinaan"), a subsidiary of Paul Y. - ITC, had disposed of 20 million Downer Shares on 8 December 2003 to independent third parties for a total consideration of A$73.6 million (equivalent to approximately HK$429.8 million) at a price of A$3.68 per Downer Share (equivalent to approximately HK$21.5 per Downer Share).

On 28 April 2003, Pembinaan entered into the Incentive Option Agreement with a company ("Grantee") controlled by certain executives of the Downer Group ("Executives") pursuant to which the Grantee has an option to purchase 8.75 million Downer Shares from the Paul Y. - ITC Group at A$2.2 per Downer Share (equivalent to approximately HK$12.8 per Downer Share). The Executives include the group and divisional chief executive officers, chief financial officers, general managers and departmental head of different key operations of the Downer Group. The Grantee and its ultimate beneficial owners are independent of and not connected with Paul Y. - ITC or connected persons of Paul Y. - ITC. As disclosed in the Circular, the option was exercisable on or before 27 April 2004 unless extended in accordance with its terms. The terms of the Incentive Option Agreement provided that the option exercise period could be extended to 27 October 2004. From 27 April to 24 August 2004, the option exercise periods were extended five times each for one month. On 20 September 2004, the option exercise period was extended to 27 October 2004. As there was no change in the terms of the Incentive Option Agreement and the obligation of Paul Y. - ITC, the directors of Paul Y. - ITC were of the view that such extension of exercise period might not be reasonably expected to materially affect share price of Paul Y. - ITC. Accordingly, there was no need to issue an announcement pursuant to rule 13.09 of the Listing Rules.

The disposal of 20 million Downer Shares together with the prior disposal of 8.75 million Downer Shares as announced on 11 November 2003 and the Incentive Option Agreement constituted a discloseable transaction for Paul Y. - ITC under the Listing Rules.

Exercise of the option under the Incentive Option Agreement by the Grantee

On 27 October 2004, the option under the Incentive Option Agreement was fully exercised by the Grantee. Based on the exercise price of A$2.2 per Downer Share (equivalent to approximately HK$12.8 per Downer Share), the total consideration amounted to A$19.3 million (equivalent to approximately HK$112.7 million). Other than for general working capital purpose, there is no specific use of the proceeds as at the date of this announcement. The disposal will result in an estimated profit of approximately HK$6.6 million, before expenses and tax, which will be recorded in the consolidated financial statements of Paul Y. - ITC for the year ending 31 March 2005.

Information on Downer

Downer is a company listed on the Australian Stock Exchange and the New Zealand Stock Exchange. With the exercise of option under the Incentive Option Agreement by the Grantee, Paul Y. - ITC's shareholding in Downer will decrease from approximately 21.4% to 18.4%. It is expected that Downer will remain an associated company of Paul Y. - ITC and be equity accounted for by Paul Y. - ITC.

The exercise price of A$2.2 per Downer Share (equivalent to approximately HK$12.8 per Downer Share) represented:

- A discount of approximately 50.7% to the closing price of A$4.46 per Downer Share (equivalent to approximately HK$26.1 per Downer Share) at the close of business on 27 October 2004;
- A discount of approximately 49.9% to the five day average closing price of approximately A$4.392 per Downer Share (equivalent to approximately HK$25.6 per Downer Share) as quoted on the Australian Stock Exchange for the last 5 trading days up to and including 27 October 2004; and
- A discount of approximately 24.7% to the net asset value of A$2.92 per Downer Share (equivalent to approximately HK$17.1 per Downer Share).

On 19 October 2004, Dr. Chan Kwok Keung, Charles and Mr. Wong Wing Hoo, Billy (alternate director to Dr. Chan Kwok Keung, Charles) ceased to be director and alternate director of Downer respectively. As at the date of this announcement, Mr. Lau Ko Yuen, Tom is the only representative of Paul Y. - ITC in the board of directors of Downer and there are six directors in the board of directors of Downer.

General

Unless otherwise specified in this announcement, amounts denominated in Australian dollars have been converted, for the purpose of illustration only, into Hong Kong dollars at the rate of A$1.00 = HK$5.84. This exchange rate is for the purpose of illustration only and does not constitute a representation that any amount has been, could have been or may be converted at the above rate or any other rates.

As at the date of this announcement, the board of directors of Paul Y. - ITC comprises:-

Executive directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Mr. Lau Ko Yuen, Tom *(Deputy Chairman)*
Mr. Chan Fui Yan *(Managing Director)*
Mr. Wong Wing Hoo, Billy *(Deputy Managing Director)*
Ms. Chau Mei Wah, Rosanna
Mr. Cheung Hon Kit
Mr. Law Man Wah, Conrad
Mr. Lee Hon Chiu

Non-executive director:
Mr. Cheung Ting Kau, Vincent

Independent non-executive directors:
Mr. Kwok Shiu Keung, Ernest
Mr. Chan Shu Kin
Dr. Chow Ming Kuen, Joseph

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 2 November 2004

香港經濟日報 二零零四年十一月三日 (星期三)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建業集團有限公司)

(於百慕達註冊成立之有限公司)
(股份代號：498)

行使Downer EDI Limited股份之選擇權

財務顧問

美高

於二零零四年十月二十七日，根據獎勵選擇權協議授出之選擇權已由承授人行使。

緒言

茲提述保華德祥建業集團有限公司(「保華德祥」)於二零零四年一月六日刊發之須予披露交易通函(「通函」)，內容有關保華德祥出售Downer股份。通函所界定詞彙於本公佈使用時具有相同涵義。

背景資料

於二零零三年十二月十六日，保華德祥及德祥企業之董事共同宣佈，保華德祥之附屬公司Pembinaan DGL Holdings Sdn. Bhd.(「Pembinaan」)已於二零零三年十二月八日按每股Downer股份3.68澳元(相等於約每股Downer股份21.5港元)之價格，出售20,000,000股Downer股份予多名獨立第三者，總代價為73,600,000澳元(相等於約429,800,000港元)。

於二零零三年四月二十八日，Pembinaan與由Downer集團若干行政人員(「行政人員」)控制之公司(「承授人」)訂立獎勵選擇權協議，據此承授人有權按每股Downer股份2.2澳元(相等於約每股Downer股份12.8港元)之價格購買8,750,000股Downer股份。行政人員包括Downer集團之集團及分部行政總裁、財務總監、總經理及不同主要業務之部門主管。承授人及其最終實益擁有人乃獨立人士，與保華德祥或保華德祥之關連人士並無關連。誠如通函所載，選擇權可於二零零四年四月二十七日或之前行使，惟根據其條款延長則除外。獎勵選擇權協議之條款規定，選擇權之行使期可延長至二零零四年十月二十七日。由二零零四年四月二十七日至八月二十四日，選擇權之行使期已五度延期，而每次均為一個月。於二零零四年九月二十日，選擇權之行使期已延長至二零零四年十月二十七日。由於獎勵選擇權協議之條款及保華德祥之責任並無變動，故保華德祥之董事認為，該項行使期延長於合理情況下或許不會預期對保華德祥之股價構成重大影響。因此，毋須根據上市規則第13.09條刊發公佈。

根據上市規則，出售20,000,000股Downer股份連同於二零零三年十一月十一日所公佈先前出售8,750,000股Downer股份及獎勵選擇權協議構成保華德祥之須予披露交易。

承授人行使根據獎勵選擇權協議授出之選擇權

於二零零四年十月二十七日，根據獎勵選擇權協議授出之選擇權已由承授人悉數行使。根據每股Downer股份2.2澳元(相等於約每股Downer股份12.8港元)之行使價計算，總代價達19,300,000澳元(相等於約112,700,000港元)。除撥作一般營運資金外，於本公佈日期，所得款項並無具體用途。出售事項導致之估計溢利約6,600,000港元(未計開支及稅項)將於保華德祥截至二零零五年三月三十一日止年度之綜合財務報表入賬。

有關Downer之資料

Downer乃於澳洲證券交易所及紐西蘭證券交易所上市之公司。隨著承授人行使根據獎勵選擇權協議授出之選擇權，保華德祥於Downer之股權將由約21.4%減少至18.4%。預期Downer將繼續作為保華德祥之聯營公司，並由保華德祥以權益會計法入賬。

每股Downer股份2.2澳元(相等於約每股Downer股份12.8港元)之行使價較：

- Downer股份於二零零四年十月二十七日營業時間結束時之收市價每股4.46澳元(相等於約每股Downer股份26.1港元)折讓約50.7%；
- Downer股份於截至二零零四年十月二十七日(包括該日)止最後五個交易日在澳洲證券交易所所報之五日平均收市價每股約4.392澳元(相等於約每股Downer股份25.6港元)折讓約49.9%；及
- Downer股份之每股資產淨值2.92澳元(相等於約每股Downer股份17.1港元)折讓約24.7%。

於二零零四年十月十九日，陳國強博士及黃永灝先生(陳國強博士之替任董事)已分別不再擔任Downer之董事及替任董事。於本公佈日期，劉高原先生為保華德祥於Downer董事會之唯一代表，而Downer董事會目前有六名董事。

一般資料

除本公佈另有指明外，以澳元列值之款額已按1.00澳元兌5.84港元之匯率換算為港元(僅供參考)。該匯率乃僅供參考及並不構成任何款額曾經、原應或可能按上述匯率或任何其他匯率進行換算之陳述。

於本公佈日期，保華德祥之董事會成員包括：—

執行董事：
陳國強博士(主席)
劉高原先生(副主席)
陳佛恩先生(董事總經理)
黃永灝先生(副董事總經理)
周美華女士
張漢傑先生
羅文鈺先生
李漢潮先生

非執行董事：
張定球先生

獨立非執行董事：
郭少強先生
陳樹堅先生
周明權博士

承董事會命
保華德祥建業集團有限公司
公司秘書
梅靜紅

香港，二零零四年十一月二日

SKYNET	PAUL Y. ITC	ITC
SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED	**PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED**	**ITC CORPORATION LIMITED**
天網(國際集團)有限公司*	**保華德祥建築集團有限公司***	**德祥企業集團有限公司***
(incorporated in Bermuda with limited liability)	*(incorporated in Bermuda with limited liability)*	*(incorporated in Bermuda with limited liability)*
(Stock Code: 577)	(Stock Code: 498)	(Stock Code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS AND FURTHER EXTENSION OF LONG STOP DATE

Skynet has applied to the Stock Exchange and the Executive for a further extension of deadline for despatch of the circular in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver from 21st October, 2004 to 30th November, 2004.

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circular in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 21st October, 2004 to 30th November, 2004.

Skynet and Paul Y have agreed to further extend the long stop date for the Acquisition Agreement, the Hidden Agreement and the Underwriting Agreement from 31st October, 2004 to 31st January, 2005.

Reference is made to (i) the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004, 13th August, 2004, 3rd September, 2004 and 9th September, 2004; (ii) the announcement made by Skynet dated 4th October, 2004; and (iii) the joint announcements made by Paul Y and ITC dated 24th September, 2004 and 7th October, 2004, in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

FURTHER DELAY IN DESPATCH OF CIRCULARS

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code, the circular of Skynet in relation to the Proposal should be sent to the Shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004, Skynet has applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 and Rule 8.2 of the Takeovers Code by extending the despatch date of the circular of Skynet to no later than 21st October, 2004.

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 21st October, 2004.

However, additional time is required to finalise the information for inclusion in the respective circular of Skynet, Paul Y and ITC, including, where relevant, the accountants' reports of Paul Y Construction and Hidden for the three years ended 31st March, 2004 and three months ended 30th June, 2004, other financial information and information on the remaining Paul Y Group. Accordingly, application (further to the applications for waivers made on 25th June, 2004, 13th August, 2004, 9th September, 2004, 24th September, 2004, 30th September, 2004 and 7th October, 2004 as mentioned above) has been made by each of Skynet, Paul Y and ITC to the Stock Exchange and the Executive (where relevant) for consent to further extend the time for despatch of the relevant circular from 21st October, 2004 to 30th November, 2004.

FURTHER EXTENSION OF LONG STOP DATE

Skynet and Paul Y have agreed to further extend the long stop date for the Acquisition Agreement, the Hidden Agreement and the Underwriting Agreement from 31st October, 2004 to 31st January, 2005.

GENERAL

The board of directors of Skynet comprises six directors, of which (i) three are executive directors, namely, Mr. Choi Wing Kin, Mr. Wu Wing Kin and Mr. To Chi; (ii) one is a non-executive director, namely, Mr. Lo Chi Ho, William; and (iii) two are independent non-executive directors, namely, Mr. Cheung Hon Kit and Mr. Ng Wai Hung.

The board of directors of Paul Y comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

The board of directors of ITC comprises nine directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely, Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

By order of the board of	By order of the board of	By order of the board of
Skynet (International Group) Holdings Limited	**Paul Y. - ITC Construction Holdings Limited**	**ITC Corporation Limited**
To Chi	**Mui Ching Hung, Joanna**	**Law Hon Wa, William**
Executive Director	*Company Secretary*	*Company Secretary*

Hong Kong, 20th October, 2004

The directors of Skynet jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Paul Y Group and ITC Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Paul Y Group and ITC Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Paul Y Group and ITC Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Paul Y Group and ITC Group) in this announcement misleading.

The directors of Paul Y jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and ITC Group excluding the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and ITC Group excluding the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to Group and ITC Group excluding the Paul Y Group) in this announcement misleading.

The directors of ITC jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than those relating to the Group and the Paul Y Group) and confirm, having made all reasonable inquiries, that to the best of their knowledge, opinions expressed in this announcement (other than those relating to the Group and the Paul Y Group) have been arrived at after due and careful consideration and there are no other facts (other than those relating to the Group and the Paul Y Group) not contained in this announcement the omission of which would make any statements (other than those relating to the Group and the Paul Y Group) in this announcement misleading.

* *for identification only*

香港經濟日報　　二零零四年十月二十一日 (星期四)

SKYNET (INTERNATIONAL GROUP) HOLDINGS LIMITED	PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED	ITC CORPORATION LIMITED
天網(國際集團)有限公司*	保華德祥建築集團有限公司*	德祥企業集團有限公司*
(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)	(於百慕達註冊成立之有限公司)
(股份代號：577)	(股份代號：498)	(股份代號：372)

進一步延遲寄發通函 及 進一步延長最後完成日期

天網已向聯交所及執行理事申請將寄發關於(其中包括)重組建議及申請清洗豁免之通函之限期由二零零四年十月二十一日進一步延至二零零四年十一月三十日。

保華及德祥已向聯交所申請將寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函之限期由二零零四年十月二十一日進一步延至二零零四年十一月三十日。

天網及保華已同意將收購協議、Hidden協議及包銷協議之最後完成日期由二零零四年十月三十一日進一步延至二零零五年一月三十一日。

謹提述(i)天網、保華及德祥於二零零四年六月四日發表之聯合公佈(「該公佈」)，及於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日及二零零四年九月九日發表之聯合公佈，(ii)天網於二零零四年十月四日發表之公佈；及(iii)保華及德祥於二零零四年九月二十四日及二零零四年十月七日發表之聯合公佈，內容有關(其中包括)重組建議及申請清洗豁免(統稱為「該建議」)。本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，天網應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向股東寄發關於該建議之通函。天網已申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條及收購守則第8.2條，並將天網之通函之寄發日期延遲至二零零四年十月二十一日或之前。

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內(即二零零四年六月二十五日或之前)向各自之股東寄發關於(其中包括)出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議(合共導致收購天網之權益)及保華Hidden協議之通函。保華及德祥已分別申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年十月二十一日或之前。

然而，現需要更多時間編製須收錄於天網、保華及德祥各自之通函內之資料，當中包括(如適用)Paul Y Construction與Hidden截至二零零四年三月三十一日止三年及截至二零零四年六月三十日止三個月之會計師報告、其他財務資料以及剩餘保華集團之資料。因此，繼上文所述於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月九日、二零零四年九月二十四日、二零零四年九月三十日及二零零四年十月七日申請豁免後，天網、保華及德祥已分別向聯交所及執行理事(如適用)申請同意將有關通函之寄發限期由二零零四年十月二十一日進一步延至二零零四年十一月三十日。

進一步延長最後完成日期

天網及保華已同意將收購協議、Hidden協議及包銷協議之最後完成日期由二零零四年十月三十一日進一步延至二零零五年一月三十一日。

一般事項

天網之董事會成員包括六名董事，其中(i)三名執行董事，分別為蔡永堅先生、胡永健先生及杜志先生；(ii)一名非執行董事駱志浩先生；及(iii)兩名獨立非執行董事，分別為張漢傑先生及吳偉雄先生。

保華之董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；(ii)一名非執行董事張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

德祥之董事會成員包括九名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；及(ii)三名獨立非執行董事，分別為卓育賢先生、李傑聰先生及黃錦昌先生。

承董事會命	承董事會命	承董事會命
天網(國際集團)有限公司	保華德祥建築集團有限公司	德祥企業集團有限公司
執行董事	公司秘書	公司秘書
杜志	梅靜紅	羅漢華

香港，二零零四年十月二十日

天網各董事對本公佈所載資料(有關保華集團及德祥集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關保華集團及德祥集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關保華集團及德祥集團之事項除外)，致使本公佈之任何內容(有關保華集團及德祥集團之內容除外)有所誤導。

保華各董事對本公佈所載資料(有關本集團及德祥集團(不包括保華集團)之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及德祥集團(不包括保華集團)之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及德祥集團(不包括保華集團)之事項除外)，致使本公佈之任何內容(有關本集團及德祥集團(不包括保華集團)之內容除外)有所誤導。

德祥各董事對本公佈所載資料(有關本集團及保華集團之資料除外)之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知，本公佈所發表之意見(有關本集團及保華集團之意見除外)乃經審慎周詳考慮後達致，且本公佈並無遺漏任何其他事項(有關本集團及保華集團之事項除外)，致使本公佈之任何內容(有關本集團及保華集團之內容除外)有所誤導。

* 僅供識別

The Standard **Wednesday, 20th October, 2004**

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 498)

DISPOSAL OF SHARES IN PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED AND RESUMPTION OF TRADING

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Further to the announcements of ITC and Paul Y. - ITC both dated 18 August 2004, the circular of ITC dated 21 September 2004 and the joint announcement of ITC and Paul Y. - ITC dated 15 October 2004, the directors of ITC wish to inform that its wholly-owned subsidiary has agreed to dispose of 77 million shares in Paul Y. - ITC, representing approximately 5.8% of the existing issued share capital of Paul Y. - ITC, to more than six independent third parties at the price of HK$1.05 per share on 18 October 2004. After such disposal, the ITC's shareholding interest in Paul Y. - ITC will decrease from approximately 55.1% to approximately 49.3% of the issued share capital of Paul Y. - ITC. Paul Y. - ITC will become an associated company of ITC and be equity accounted for by ITC.

At the request of ITC and Paul Y. - ITC, trading in the securities in ITC and Paul Y. - ITC on the Stock Exchange was suspended at 9:30 a.m. on 18 October 2004 pending the release of this joint announcement. Applications have been made to the Stock Exchange to resume trading in the securities in ITC and Paul Y. - ITC with effect from 9:30 a.m. on 20 October 2004.

Disposal of shares in Paul Y. - ITC

Reference is made to the announcements of ITC Corporation Limited ("ITC") and Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") both dated 18 August 2004, the circular of ITC dated 21 September 2004 and the joint announcement of ITC and Paul Y. - ITC dated 15 October 2004, in relation to, amongst other things, the very substantial disposal resulting from the possible disposal of shares in Paul Y. - ITC so that Paul Y. - ITC will become an associated company of ITC.

This proposed very substantial disposal in relation to the shares in Paul Y. - ITC has been approved by shareholders of ITC at the special general meeting of ITC held on 6 October 2004. The disposal will be based on the following terms:

- The price equals to or exceeds HK$0.512 per share in Paul Y. - ITC;
- The maximum number of shares in Paul Y. - ITC to be disposed under the mandate granted by the shareholders of ITC does not exceed 134,500,000 shares in Paul Y. - ITC;
- All the shares in Paul Y. - ITC to be disposed, to the best of the directors of ITC knowledge, information and belief having made all reasonable enquiries, with parties who are independent of ITC and any director, chief executive or substantial shareholder of any member of the ITC group or any associate of any of them; and
- The disposal is completed within twelve months of the approval of shareholders of ITC being given, which the directors of ITC consider to be a reasonable period to conduct such a disposal of shares in Paul Y. - ITC after having taken into account the current market situation.

The directors of ITC wish to inform that its wholly-owned subsidiary, Hollyfield Group Limited, has unconditionally agreed to dispose of 77 million shares in Paul Y. - ITC at a price of HK$1.05 per share in Paul Y. - ITC, representing approximately 5.8% of the existing issued share capital of Paul Y. - ITC as at the date of this announcement, to more than six independent third parties on 18 October 2004. These independent third parties, and their ultimate beneficial owners, are independent of ITC and Paul Y. - ITC and any director, chief executive or substantial shareholder of any member of the ITC group or any associate of any of them. These independent third parties will not become substantial shareholders, as defined in the Listing Rules, of Paul Y. - ITC immediately after the completion of the disposal. The expected date of completion is on or before 25 October 2004. After such disposal, the ITC's shareholding interest in Paul Y. - ITC will decrease from approximately 55.1% to approximately 49.3% of the issued share capital of Paul Y. - ITC. The public float of Paul Y. - ITC before and after the completion of the disposal is 29.8% and 35.6% respectively.

After the disposal, Paul Y. - ITC will no longer be a subsidiary of ITC and will become an associated company of ITC which will be equity accounted for by ITC.

Hollyfield Group Limited has agreed to dispose of the 77 million shares in Paul Y. - ITC at a price of HK$1.05 per share, representing a discount of approximately 49.0% to the net asset value of HK$2.06 per share (which is calculated based on the audited net asset value of approximately HK$2,770.9 million as at 31 March 2004 divided by the number of shares outstanding as at 31 March 2004 of approximately 1,345.2 million shares, these information are obtained from the annual report of Paul Y. - ITC for the year ended 31 March 2004); a price to earning ratio of 7.2, which is based on the price of HK$1.05 divided by the earnings per share for the year ended 31 March 2004 of approximately HK$0.146 (which is calculated based on the audited profit after tax of approximately HK$163.6 million for the year ended 31 March 2004 divided by the weighted average number of ordinary shares for the year ended 31 March 2004 of 1,117.4 million shares, these information are obtained from the annual report of Paul Y. - ITC for the year ended 31 March 2004); a premium of 15.1% to the five day average of HK$0.912; a discount of approximately 6.3% to the closing price of HK$1.12 per share in Paul Y. - ITC as quoted on The Stock Exchange of Hong Kong Limited ("Stock Exchange") on 15 October 2004; and a premium of approximately 23.7% to the average closing price of HK$0.849 per share in Paul Y. - ITC as quoted on the Stock Exchange for the last 10 trading days up to and including 15 October 2004.

Financial effect of the disposal on the ITC

The disposal of the shares in Paul Y. - ITC will raise approximately HK$80.9 million in cash, before expenses and tax, for ITC. As at the date of this announcement, there is no specific use for the proceeds other than to be used for general working capital. The disposal will result in an estimated loss of approximately HK$32.5 million, before expenses and tax, which will be recorded in the consolidated financial statements of ITC for the year ending 31 March 2005.

Given the consolidated total asset size of Paul Y. - ITC and ITC of approximately HK$4,862.3 million and approximately HK$4,982.5 million respectively and the consolidated net asset value of Paul Y. - ITC and ITC of approximately HK$2,770.9 million and approximately HK$1,353.2 million respectively as at 31 March 2004 (based on their annual reports for the financial year ended 31 March 2004), following the disposal, the investment in Paul Y. - ITC will continue to represent a substantial portion of the total assets of ITC. It is anticipated that ITC will continue to benefit from that investment by equity accounting its results as an associated company and sharing of any dividends that it may declare.

As at the date of this announcement, the remaining 57.5 million shares in Paul Y. - ITC under the mandate granted by the shareholders of ITC may or may not be disposed in near future. Further announcement and circular will be made if ITC proceeds with such disposal, as and when appropriate.

General

A circular containing the details of disposal will be despatched to the shareholders of ITC within 21 days after the publication of this announcement.

At the request of ITC and Paul Y. - ITC, trading in the securities in ITC and Paul Y. - ITC on the Stock Exchange was suspended at 9:30 a.m. on 18 October 2004 pending the release of this joint announcement. Applications have been made to the Stock Exchange to resume trading in the securities in ITC and Paul Y. - ITC with effect from 9:30 a.m. on 20 October 2004.

As at the date of this announcement, the board of directors of ITC comprises nine directors, of which six are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and three are independent non-executive directors, namely Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

As at the date of this announcement, the board of directors of Paul Y. - ITC comprises twelve directors, of which eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and three are independent non-executive directors, namely Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By Order of the board of directors of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

By Order of the board of directors of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

出售保華德祥建築集團有限公司股份及恢復買賣

財務顧問

美高財務顧問有限公司

> 繼德祥企業及保華德祥分別於二零零四年八月十八日刊發之公佈、德祥企業於二零零四年九月二十一日刊發之通函，以及德祥企業及保華德祥於二零零四年十月十五日刊發之聯合公佈後，德祥企業董事謹此發出通知，其全資附屬公司已同意於二零零四年十月十八日以每股1.05港元出售77,000,000股保華德祥股份(佔保華德祥之現有已發行股本約5.8%)予超過六名獨立第三方。於該出售事項後，德祥企業於保華德祥之股份權益佔保華德祥之現有已發行股本約55.1%降至約49.3%。保華德祥將成為德祥企業之聯營公司，並將由德祥企業以權益會計法入賬。
>
> 應德祥企業及保華德祥要求，德祥企業及保華德祥之證券由二零零四年十月十八日上午九時三十分起暫停在聯交所買賣，以待刊發本聯合公佈。德祥企業及保華德祥已向聯交所申請證券由二零零四年十月二十日上午九時三十分起恢復在聯交所買賣。

出售保華德祥股份

謹提述德祥企業集團有限公司(「德祥企業」)及保華德祥建築集團有限公司(「保華德祥」)分別於二零零四年八月十八日刊發之公佈、德祥企業於二零零四年九月二十一日刊發之通函，以及德祥企業及保華德祥於二零零四年十月十五日刊發之聯合公佈(內容有關(其中包括)因可能出售保華德祥股份而導致之非常重大出售事項，致使保華德祥將成為德祥企業之聯營公司)。

有關保華德祥股份之該項建議非常重大出售事項已得到德祥企業股東於德祥企業在二零零四年十月六日舉行之股東特別大會上批准。出售事項基於以下條款：

- 每股保華德祥股份之價格相等於或超過0.512港元；
- 根據德祥企業股東授出之授權出售之最高保華德祥股份數目並不超過134,500,000股保華德祥股份；
- 就德祥企業董事於作出一切合理查詢後所知、了解及相信，將予出售之所有保華德祥股份乃出售予德祥企業及德祥企業集團任何成員公司之任何董事、行政總裁或主要股東或彼等之任何聯繫人士之獨立人士；及
- 出售事項乃於德祥企業之股東批准當日起計12個月內完成，而德祥企業之董事認為，經考慮目前之市場情況後，有關期間為進行出售保華德祥股份事項之合理期間。

德祥企業董事謹此發出通知，其全資附屬公司Hollyfield Group Limited已無條件同意於二零零四年十月十八日以每股保華德祥股份1.05港元出售77,000,000股保華德祥股份(佔於本公佈日期保華德祥之現有已發行股本約5.8%)予超過六名獨立第三方。該等獨立第三方及其最終實益擁有人乃德祥企業及保華德祥及德祥企業集團任何成員公司之任何董事、行政總裁或主要股東或彼等之任何聯繫人士之獨立人士。該等獨立第三者於緊隨出售事項完成後將不會成為保華德祥之主要股東(定義見上市規則)。完成日期預期為二零零四年十月二十五日或之前。於該出售事項後，德祥企業於保華德祥之股份權益佔保華德祥之現有已發行股本約55.1%降至約49.3%。保華德祥之公眾持股量於出售事項完成前及完成後分別為29.8%及35.6%。

於出售事項後，保華德祥將不再為德祥企業之附屬公司，及成為德祥企業之聯營公司，並將由德祥企業以權益會計法入賬。

Hollyfield Group Limited已同意以每股1.05港元出售77,000,000股保華德祥股份，價格較每股資產淨值2.06港元(乃根據於二零零四年三月三十一日之經審核資產淨值約2,770,900,000港元除以於二零零四年三月三十一日之已發行股份數目約1,345,200,000股(此等資料乃取自保華德祥截至二零零四年三月三十一日止年度之年報)計算)折讓約49.0%；市盈率為7.2倍(乃根據每股1.05港元之價格除以截至二零零四年三月三十一日止年度之每股盈利約0.146港元計算；而後者則根據截至二零零四年三月三十一日年度之經審核除稅後盈利約163,600,000港元除以截至二零零四年三月三十一日止年度之普通股加權平均數目約1,117,400,000股計算)，較五日平均價0.912港元溢價15.1%，另較保華德祥股份於二零零四年十月十五日在香港聯合交易所有限公司(「聯交所」)所報之收市價每股1.12港元折讓約6.3%，及較保華德祥股份於截至二零零四年十月十五日(包括該日)止最後十個交易日在聯交所所報之平均收市價每股0.849港元溢價約23.7%。

出售事項對德祥企業之財務影響

出售保華德祥股份將為德祥企業籌集約80,900,000港元現金(未計開支及稅項)。於本公佈日期，除將用作一般營運資金外，所得款項並無撥作指定用途。出售事項將導致估計虧損約32,500,000港元(未計開支及稅項)，並將於截至二零零五年三月三十一日止年度之德祥企業綜合財務報表入賬。

鑒於在二零零四年三月三十一日之保華德祥與德祥企業之綜合資產總值分別約為4,862,300,000港元及約為4,982,500,000港元，而保華德祥與德祥企業於該日之綜合資產淨值則分別約為2,770,900,000港元及約為1,353,200,000港元(根據彼等於截至二零零四年三月三十一日止財政年度之年報計算)，隨著進行出售事項，於保華德祥之投資將繼續佔德祥企業之資產總值之重要部份。預計德祥企業將繼續因採用權益會計法以聯營公司方式計算該項投資之業績及攤分該公司可能宣派之任何股息而得益。

於本公佈日期，德祥企業股東根據授出授權之餘下57,500,000股保華德祥股份未必一定於短期內出售。倘德祥企業進行該出售事項，則於適當時候將會於適當時候另行刊發公佈及通函。

一般資料

載有出售事項詳情之通函將於本公佈刊登後21日內寄發予德祥企業之股東。

應德祥企業及保華德祥之要求，德祥企業及保華德祥之證券由二零零四年十月十八日上午九時三十分起暫停在聯交所買賣，以待刊發本聯合公佈。德祥企業及保華德祥已向聯交所申請證券由二零零四年十月二十日上午九時三十分起恢復在聯交所買賣。

於本公佈日期，德祥企業之董事會成員包括九名董事，其中六名為執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；另三名為獨立非執行董事，分別為卓育賢先生、李傑華先生及黃錦昌先生。

於本公佈日期，保華德祥之董事會成員包括十二名董事，其中八名為執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃水源先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；一名為非執行董事，為張定球先生；另三名為獨立非執行董事，分別為郭少強先生、陳樹堅先生及陶明權博士。

承董事會命
德祥企業集團有限公司
公司秘書
羅漢寧

承董事會命
保華德祥建築集團有限公司
公司秘書
楊靜紅

香港，二零零四年十月十九日

The Standard Monday 18th October, 2004

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 372)

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock code: 498)

RULE 13.10 STATEMENT

This announcement is made at the request of the Stock Exchange. The respective directors of ITC and Paul Y. - ITC have noted the increases in the price and trading volume of the ordinary shares in ITC and Paul Y. - ITC on 15 October 2004 and they wish to state that ITC and Paul Y. - ITC are not aware of any reasons for such increases.

Respective shareholders and potential investors of ITC and Paul Y. - ITC are advised to exercise caution when dealing in the shares in ITC and Paul Y. - ITC.

Introduction

This announcement is made at the request of The Stock Exchange of Hong Kong Limited ("Stock Exchange").

The respective directors of ITC Corporation Limited ("ITC") and Paul Y. - ITC Construction Holdings Limited ("Paul Y. - ITC") have noted the increases in the price and trading volume of the ordinary shares in ITC and Paul Y. - ITC on 15 October 2004 and they wish to state that ITC and Paul Y. - ITC are not aware of any reasons for such increases.

Reference is made to the following documents:-

(i) joint announcements of Paul Y. - ITC and ITC dated 4 June 2004, 25 June 2004, 13 August 2004, 3 September 2004, 9 September 2004, 24 September 2004 and 7 October 2004 in relation to, among other things, the possible disposal by Paul Y. - ITC of the Paul Y Construction Group (as defined in the announcement of ITC dated 11 October 2004) which has not yet been completed as at the date of this announcement;

(ii) an announcement of Paul Y. - ITC dated 18 August 2004, announcements of ITC dated 18 August 2004, 9 September 2004, 20 September 2004 and 13 October 2004 and a circular of ITC dated 21 September 2004 in relation to the very substantial disposal resulting from the possible disposal of shares in Paul Y. - ITC so that Paul Y. - ITC will become an associated company of ITC (as at the date of this announcement, ITC holds approximately 55.1% of Paul Y. - ITC and accounts for it as a subsidiary), the conversion of existing convertible preference shares of ITC into redeemable convertible preference shares and variation of terms; and

(iii) an announcement of ITC dated 11 October 2004 in relation to the discloseable transaction resulting from the acquisition of property interests by Paul Y. - ITC which has not yet been completed as at the date of this announcement.

Proposed disposal of shares in Paul Y. - ITC

The proposed very substantial disposal in relation to the shares in Paul Y. - ITC has been approved by shareholders at the special general meeting of ITC held on 6 October 2004 and ITC is in final stages of negotiations with independent third parties regarding the possible implementation of such disposal. To the best of the knowledge, information and belief of the directors of ITC, having made all reasonable enquiry, such independent third party and its ultimate beneficial owner is independent of ITC and not connected persons of ITC. Although discussions between the parties are at final stages, the parties have not entered into any binding contract in connection with, or agreed the terms of, any such transaction.

Possible disposal of the shares in China Strategic Holdings Limited by Paul Y. - ITC

Paul Y. - ITC and Hanny Holdings Limited ("Hanny") have been approached last night by a third party in connection with the possible acquisition by that third party of some or all of their interests in the shares of China Strategic Holdings Limited ("CSH") from Paul Y. - ITC and, or, Hanny, which may or may not result in a general offer being made for the shares in CSH. To the best of the knowledge, information and belief of the respective directors of ITC and Paul Y. - ITC, having made all reasonable enquiry, the third party and its ultimate beneficial owner is independent of ITC and Paul Y. - ITC and not connected persons of ITC and Paul Y. - ITC. As at the date of this announcement, Paul Y. - ITC and Hanny, based on publicly available information, is each interested in approximately 29.4% of the issued share capital of CSH. Discussions in respect of this possible transaction are at a very preliminary stage. No agreement or contract has been entered into by Paul Y. - ITC and, so far ITC and Paul Y. - ITC are aware, Hanny in connection with such transaction. As this transaction may or may not proceed, **respective investors should exercise caution when dealing in the shares in ITC and Paul Y. - ITC.**

General

Save as stated above, the respective directors of ITC and Paul Y. - ITC confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"), neither is the board of directors of ITC and Paul Y. - ITC aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Respective shareholders and potential investors of ITC and Paul Y. - ITC are advised to exercise caution when dealing in the shares in ITC and Paul Y. - ITC.

Made by the order of the respective boards of directors of ITC and Paul Y. - ITC of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the board of directors of ITC comprises nine directors, of which six are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and three are independent non-executive directors, namely Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

As at the date of this announcement, the board of directors of Paul Y. - ITC comprises twelve directors, of which eight are executive directors, namely Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; one is non-executive director, namely Mr. Cheung Ting Kau, Vincent and; three are independent non-executive directors, namely Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By Order of the Board
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

By Order of the Board
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 15 October 2004

香港經濟日報 二零零四年十月十八日 (星期一)

ITC

ITC CORPORATION LIMITED
(德祥企業集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：372)

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)
(於百慕達註冊成立之有限公司)
(股份代號：498)

第13.10條之聲明

本公佈乃應聯交所之要求而刊發。德祥及保華德祥各自之董事注意到於二零零四年十月十五日德祥及保華德祥普通股之股價及交投量上升，並謹作出聲明，德祥及保華德祥並不知悉任何引致此上升之理由。

德祥及保華德祥各自之股東及準投資者買賣德祥及保華德祥股份時務請審慎行事。

緒言
本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求而刊發。

德祥企業集團有限公司(「德祥」)及保華德祥建築集團有限公司(「保華德祥」)各自之董事注意到於二零零四年十月十五日德祥及保華德祥普通股之股價及交投量上升，並謹作出聲明，德祥及保華德祥並不知悉任何引致此等上升之理由。

謹提述下列文件：

(i) 保華德祥及德祥於二零零四年六月四日、二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日、二零零四年九月九日、二零零四年九月二十四日及二零零四年十月七日發表之聯合公佈，內容有關(其中包括)保華德祥可能出售 Paul Y Construction 集團(定義見德祥於二零零四年十月十一日發表之公佈)，於本公佈日期尚未完成；

(ii) 保華德祥於二零零四年八月十八日之公佈、德祥於二零零四年八月十八日、二零零四年九月九日、二零零四年九月二十日及二零零四年十月十三日發出之公佈，以及德祥於二零零四年九月二十一日發出之通函，內容有關可能出售保華德祥之股份以致保華德祥成為德祥之聯營公司(於本公佈日期，德祥持有保華德祥約55.1%及將其計作附屬公司)而導致之非常重大出售事項、將德祥之現有可換股優先股轉換為可贖回可換股優先股及修訂條款；及

(iii) 德祥於二零零四年十月十一日發出之公佈，內容有關保華德祥收購物業權益導致之須予披露交易，於本公佈日期尚未完成。

建議出售保華德祥股份
該與出售保華德祥股份有關之建議非常重大出售事項已於德祥在二零零四年十月六日舉行之股東特別大會上獲得股東通過，而德祥亦正與獨立第三方就可能落實上述出售事項進行最後階段磋商。就德祥董事在作出一切合理查詢後之所知、所悉及所信，該獨立第三方及其最終實益擁有人乃獨立於德祥，亦非德祥之關連人士。縱使各方之磋商已達最後階段，惟各方並未就上述交易訂立任何具約束力合約，亦未就上述交易協定任何條款。

保華德祥之可能出售中策集團有限公司之股份
一名第三方人士昨晚接觸保華德祥及錦興集團有限公司(「錦興」)，表示有意收購保華德祥及／或錦興於中策集團有限公司(「中策集團」)部份或全部之權益，其將可能或不可能導致須就中策集團股份作出全面收購。據德祥及保華德祥各自之董事作出一切合理查詢後所知、所悉及所信，該第三方人士及其最終實益擁有人乃獨立於德祥及保華德祥且並非德祥及保華德祥之關連人士。截至本公佈日期，保華德祥及錦興(根據公眾資料)各自擁有中策集團已發行股本約29.4%。有關此項可能進行之收購之磋商現處於非常初步之階段。保華德祥及(就德祥及保華德祥所知悉)錦興並無就此項交易訂立任何協議或合約。由於此項交易未必進行，德祥及保華德祥各自之投資者買賣德祥及保華德祥股份時務請審慎行事。

一般事項
除上文所述者外，德祥及保華德祥各自之董事確認目前概無任何涉及擬議收購或變現之洽商或協議為根據聯交所證券上市規則(「上市規則」)第13.23條需須予披露，德祥及保華德祥之董事會亦不知悉有任何足以或可能影響股價之事項為根據上市規則第13.09條所規定之一般責任需須予披露。

德祥及保華德祥各自之股東及準投資者買賣德祥及保華德祥股份時務請審慎行事。

上述聲明乃承德祥及保華德祥各自之董事會之命而作出；德祥及保華德祥各自之董事會之各董事願就本聲明的準確性承擔個別及共同的責任。

於本公佈日期，德祥之董事會成員包括九名董事，其中六名為執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；另三名為獨立非執行董事，分別為卓育賢先生、李傑華先生及黃錦昌先生。

於本公佈日期，保華德祥之董事會成員包括十二名董事，其中八名為執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢湖先生；一名為非執行董事，為張定球先生；另三名為獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
德祥企業集團有限公司
公司秘書
羅漢華

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

香港，二零零四年十月十五日

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 498)

ITC CORPORATION LIMITED
(Incorporated in Bermuda with limited liability)
(Stock Code: 372)

FURTHER DELAY IN DESPATCH OF CIRCULARS

Paul Y and ITC have applied to the Stock Exchange for a further extension of deadline for despatch of the circulars in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement from 8th October, 2004 to 21st October, 2004.

Reference is made to the joint announcements made by Skynet, Paul Y and ITC dated 4th June, 2004 ("Announcement"), 25th June, 2004, 13th August, 2004, 3rd September, 2004 and 9th September, 2004 and an announcement issued jointly by Paul Y and ITC dated 24th September, 2004 in relation to, among other things, the Restructuring Proposal and the application for Whitewash Waiver (together, the "Proposal"). Capitalised terms used herein have the meanings ascribed thereto in the Announcement.

Further delay in despatch of circulars

Under Rule 14.13(2) of the Listing Rules in force before 31st March, 2004, the circulars of Paul Y and ITC in relation to, among other things, the disposal of Paul Y Construction, the provision of the Facility, the Underwriting Agreement, the Hidden Agreement (which together lead to an acquisition of an interest in Skynet) and the Paul Y Hidden Agreement, should be sent to their respective shareholders within 21 days of the date of the Announcement, and in this case on or before 25th June, 2004. Paul Y and ITC has each applied for waivers from the strict compliance with Rule 14.13(2) of the Listing Rules in force before 31st March, 2004 by extending the despatch date of the circulars of Paul Y and ITC to no later than 8th October, 2004.

However, additional time is required to finalise the financial information for inclusion in the respective circular of Paul Y and ITC. Accordingly, application (further to the applications for waivers made on 25th June, 2004, 13th August, 2004, 9th September, 2004 and 24th September, 2004 as mentioned above) has been made by each of Paul Y and ITC to the Stock Exchange for consent to further extend the time for despatch of the relevant circular from 8th October, 2004 to 21st October, 2004.

General

The board of directors of Paul Y comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

The board of directors of ITC comprises nine directors, of which (i) six are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Ms. Chau Mei Wah, Rosanna, Mr. Chan Kwok Hung, Mr. Chan Fut Yan and Mr. Cheung Hon Kit; and (ii) three are independent non-executive directors, namely, Mr. Chuck Winston Calptor, Mr. Lee Kit Wah and Mr. Wong Kam Cheong, Stanley.

By Order of the board of
Paul Y. - ITC Construction Holdings Limited
Mui Ching Hung, Joanna
Company Secretary

By Order of the board of
ITC Corporation Limited
Law Hon Wa, William
Company Secretary

Hong Kong, 7th October, 2004

Please also refer to the published version of this announcement in The Standard.

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
（保華德祥建築集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：498）

ITC CORPORATION LIMITED
（德祥企業集團有限公司）
（於百慕達註冊成立之有限公司）
（股份代號：372）

進一步延遲寄發通函

保華及德祥已向聯交所申請將寄發關於（其中包括）出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議（合共導致收購天網之權益）及保華Hidden協議之通函之限期由二零零四年十月八日進一步延至二零零四年十月二十一日。

謹提述天網、保華及德祥於二零零四年六月四日發表之聯合公佈（「該公佈」），及於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月三日及二零零四年九月九日發表之聯合公佈，以及保華及德祥於二零零四年九月二十四日發表之聯合公佈，內容有關（其中包括）重組建議及申請清洗豁免（統稱為「該建議」）。本公佈所用詞彙與該公佈所界定者具相同涵義。

進一步延遲寄發通函

根據二零零四年三月三十一日前生效之上市規則第14.13(2)條，保華及德祥應於該公佈日期後21日內（即二零零四年六月二十五日或之前）向各自之股東寄發關於（其中包括）出售Paul Y Construction、提供備用貸款、包銷協議、Hidden協議（合共導致收購天網之權益）及保華Hidden協議之通函。保華及德祥已分別申請豁免嚴格遵守二零零四年三月三十一日前生效之上市規則第14.13(2)條，並將保華及德祥之通函之寄發日期延遲至二零零四年十月八日或之前。

然而，現需要更多時間編製須收錄於保華及德祥各自之通函內之財務資料。因此，繼上文所述於二零零四年六月二十五日、二零零四年八月十三日、二零零四年九月九日及二零零四年九月二十四日申請豁免後，保華及德祥已分別向聯交所申請同意將有關通函之寄發限期由二零零四年十月八日進一步延至二零零四年十月二十一日。

一般事項

保華之董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；(ii)一名非執行董事，張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

德祥之董事會成員包括九名董事，其中(i)六名執行董事，分別為陳國強博士、劉高原先生、周美華女士、陳國鴻先生、陳佛恩先生及張漢傑先生；及(ii)三名獨立非執行董事，分別為卓育賢先生、李傑華先生及黃錦昌先生。

承董事會命
保華德祥建築集團有限公司
公司秘書
梅靜紅

承董事會命
德祥企業集團有限公司
公司秘書
羅漢華

香港，二零零四年十月七日

請同時參閱本公布於香港經濟日報刊登的內容。

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock Code: 498)

APPOINTMENT OF INDEPENDENT NON-EXECUTIVE DIRECTOR AND RE-DESIGNATION OF DIRECTOR

The Board announces that with effect from 30th September, 2004, Dr. Chow Ming Kuen, Joseph has been appointed as an independent non-executive director of the Company and Mr. Cheung Ting Kau, Vincent, an existing independent non-executive director of the Company, has been re-designated as a non-executive director of the Company.

Appointment of Independent Non-executive Director

The board of directors (the "Board") of Paul Y. - ITC Construction Holdings Limited (the "Company") is pleased to announce that Dr. Chow Ming Kuen, Joseph, OBE, JP ("Dr. Chow") has been appointed as an independent non-executive director and a member of the Audit Committee of the Company with effect from 30th September, 2004.

Dr. Chow, aged 63, is a civil and structural engineer by profession and has 40 years of experience in the planning, design and construction of many major engineering projects in the U.K., Middle East, Mainland China and Hong Kong. He is a member of CPPCC of Shanghai and a Hon Senior Superintendent of the Hong Kong Auxiliary Police Force. He previously served as President of the Hong Kong Institution of Engineers, Chairman of Hong Kong Engineers' Registration Board, Hong Kong Examinations and Assessment Authority, Pamela Youde Nethersole Eastern Hospital as well as the Hong Kong Country Club.

Dr. Chow is currently Chairman of Joseph Chow & Partners Ltd., a firm of independent civil and structural consulting engineers and an independent non-executive director of Chevalier International Holdings Limited (Stock Code: 25), Wheelock Properties Limited (Stock Code: 49) and Build King Holdings Limited (Stock Code: 240), companies all listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). Save as disclosed above, he did not hold any other directorship in any listed public companies in the last three years. Dr. Chow is an independent non-executive director of a subsidiary of the Company. Other than disclosed in this announcement, he does not hold any positions with the Company or any of its subsidiaries.

Dr. Chow does not have interest in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor did he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of the Company. He has not entered into any service contract with the Company and is subject to retirement by rotations and re-election in accordance with the bye-laws of the Company. There is no agreement between the Company and Dr. Chow in respect of any proposed length of service with the Company or prior notice given by either party for termination of service with regard to his engagement as independent non-executive director of the Company. Pursuant to the bye-laws of the Company, Dr. Chow will retire at the 2005 annual general meeting of the Company and will be eligible for re-election at that meeting. Dr. Chow will receive director's fee that is determined by the Board as authorized by shareholders at annual general meetings of the Company, currently being HK$240,000 per annum, which is determined with reference to prevailing market conditions.

The Board would like to extend its warmest welcome to Dr. Chow for joining the Company.

Re-designation of Director

The Board is also pleased to announce that Mr. Cheung Ting Kau, Vincent ("Mr. Cheung"), an independent non-executive director of the Company, has been re-designated as a non-executive director of the Company with effect from 30th September, 2004. Consequential upon such re-designation, Mr. Cheung ceases to act as the Chairman of the Audit Committee of the Company, but remains as a member thereof.

Mr. Cheung, aged 62, is a practicing solicitor and the senior partner of the firm of solicitors, Vincent T.K. Cheung, Yap & Co. He obtained a bachelor of laws degree from University College, London and was admitted as a solicitor in the United Kingdom in 1970 and in Hong Kong in 1972. Mr. Cheung is currently an executive director of Jade Dynasty Group Limited (Stock Code: 970), company listed on the Stock Exchange. He is also currently a non-executive director of Gold Peak Industries (Holdings) Limited (Stock Code: 40) and Techtronic Industries Company Limited (Stock Code: 669), companies all listed on the Stock Exchange (of which Mr. Cheung was an independent non-executive director prior to a re-designation in September 2004). Mr. Cheung was an independent non-executive director of Datronix Holdings Limited (Stock Code: 889) and Leadership Publishing Group Limited (Stock Code: 8010), companies all listed on the Stock Exchange, in the last three years. Other than disclosed in this announcement, he does not hold any positions with the Company or any of its subsidiaries.

Mr. Cheung does not have interest in any shares or underlying shares of the Company pursuant to Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) nor did he have any relationship with any directors, senior management or substantial shareholder or controlling shareholder of the Company. He has not entered into any service contract with the Company and is subject to retirement by rotation and re-election in accordance with the bye-laws of the Company. There is no agreement between the Company and Mr. Cheung in respect of any proposed length of service with the Company or prior notice given by either party for termination of service with regard to his engagement as a non-executive director of the Company. Pursuant to the bye-laws of the Company, Mr. Cheung will retire at the 2005 annual general meeting of the Company and will be eligible for re-election at that meeting. Mr. Cheung will receive director's fee that is determined by the Board as authorized by shareholders at annual general meetings of the Company, currently being HK$10,000 per annum, which is determined with reference to prevailing market conditions.

The Board is not aware of any other matters that need to be brought to the attention of shareholders of the Company in relation to Mr. Cheung's re-designation as non-executive director.

At the date of this announcement, the Board comprises twelve directors, of which (i) eight are executive directors, namely, Dr. Chan Kwok Keung, Charles, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Wong Wing Hoo, Billy, Ms. Chau Mei Wah, Rosanna, Mr. Cheung Hon Kit, Mr. Law Man Wah, Conrad and Mr. Lee Hon Chiu; (ii) one is non-executive director, namely, Mr. Cheung Ting Kau, Vincent; and (iii) three are independent non-executive directors, namely, Mr. Kwok Shiu Keung, Ernest, Mr. Chan Shu Kin and Dr. Chow Ming Kuen, Joseph.

By Order of the Board
Mui Ching Hung, Joanna
Company Secretary

Hong Kong, 30th September, 2004

Please also refer to the published version of this announcement in The Standard.

PAUL Y. ITC

PAUL Y. - ITC CONSTRUCTION HOLDINGS LIMITED
(保華德祥建築集團有限公司)

(於百慕達註冊成立之有限公司)

(股份代號：498)

委任獨立非執行董事
及
董事調任

董事會宣佈，於二零零四年九月三十日起，周明權博士已獲委任為本公司之獨立非執行董事，而本公司之現任獨立非執行董事張定球先生已調任本公司之非執行董事。

委任獨立非執行董事

保華德祥建築集團有限公司(「本公司」)董事會(「董事會」)欣然宣佈，周明權博士，OBE，JP(「周博士」)已於二零零四年九月三十日起獲委任為本公司之獨立非執行董事及審核委員會成員。

周博士，63歲，為專業土木及結構工程師，彼於英國、中東、中國及香港籌劃、設計及興建多個工程項目擁有四十年之經驗。彼為中國人民政治協商會議上海委員會之特邀會員，亦為香港輔助警察隊之榮譽高級警司。彼曾出任香港工程師學會會長、香港工程師註冊局、香港考試及評核局、東區尤德夫人那打素醫院及香港鄉村俱樂部主席。

周博士目前為周明權工程顧問有限公司之主席。該公司為一家獨立土木及結構顧問工程師行。周博士為其士國際集團有限公司(股份代號：25)、會德豐地產有限公司(股份代號：49)及利基控股有限公司(股份代號：240)之獨立非執行董事，該等公司均於香港聯合交易所有限公司(「聯交所」)上市。除上文所披露者外，於過往三年內，彼並無於任何上市公眾公司擔任任何董事職務。周博士為本公司一家附屬公司之獨立非執行董事。除本公佈所披露者外，彼並無於本公司或其任何附屬公司擔任任何職位。

按照香港法例第571章證券及期貨條例第XV部所界定，周博士並無持有本公司之任何股份或相關股份之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。彼與本公司並無訂立任何服務合約，惟須根據本公司之公司細則輪值退任及膺選連任。本公司與周博士並無就彼獲委任為本公司之獨立非執行董事服務本公司建議服務年期或就任何一方發出預先通知以終止服務等事項達成協議。按照本公司之公司細則，周博士將於本公司之二零零五年股東週年大會上退任，並將於該大會上符合資格膺選連任。周博士將可獲取由股東於本公司股東週年大會授權董事會釐定之董事袍金，現為每年240,000港元，金額參考現時之市場情況釐定。

董事會謹此歡迎周博士加入本公司。

董事調任

董事會亦欣然宣佈，本公司獨立非執行董事張定球先生(「張先生」)已於二零零四年九月三十日起調任為本公司之非執行董事。於調任後，張先生不再擔任本公司之審核委員會主席，但仍留任其成員。

張先生，62歲，為執業律師，並為張葉司徒陳律師事務所之高級合夥人。彼於倫敦University College取得法律學士學位，其後分別於一九七零年在英國及一九七二年在香港獲取認可律師資格。張先生目前為玉皇朝集團有限公司（股份代號：970）執行董事，該公司在聯交所上市。彼現時亦為金山工業（集團）有限公司（股份代號：40）及創科實業有限公司（股份代號：669）之非執行董事，該等公司均在聯交所上市（於二零零四年九月調任前，張先生在上述各公司均擔任獨立非執行董事）。張先生於過去三年內曾擔任連達科技控股有限公司（股份代號：889）及現代旌旗出版集團有限公司（股份代號：8010）之獨立非執行董事，該等公司均在聯交所上市。除本公佈所披露者外，張先生並無擔任本公司或其任何附屬公司之任何職位。

按照香港法例第571章證券及期貨條例第XV部所界定，張先生並無持有本公司之任何股份或相關股份之權益，另與本公司之任何董事、高級管理層或主要股東或控股股東並無任何關係。彼與本公司並無訂立任何服務合約，惟須根據本公司之公司細則輪值退任及膺選連任。本公司與張先生並無就彼獲委任為本公司之非執行董事服務本公司建議服務年期或就任何一方發出預先通知以終止服務等事項達成協議。按照本公司之公司細則，張先生將於本公司之二零零五年股東週年大會上退任，並將於該大會上符合資格膺選連任。張先生將可獲取由股東於本公司股東週年大會授權董事會釐定之董事袍金，現為每年10,000港元，金額參考現時之市場情況釐定。

就董事會所知，並無有關張先生調任非執行董事之任何其他事項須知會本公司股東。

於本公佈日期，董事會成員包括十二名董事，其中(i)八名執行董事，分別為陳國強博士、劉高原先生、陳佛恩先生、黃永灝先生、周美華女士、張漢傑先生、羅文華先生及李漢潮先生；(ii)一名非執行董事，張定球先生；及(iii)三名獨立非執行董事，分別為郭少強先生、陳樹堅先生及周明權博士。

承董事會命
梅靜紅
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香港，二零零四年九月三十日

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